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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

State of Israel	0000052749
Exact name of registrant as specified in charter	Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2003	2-94917
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

SIGNATURES

Filing Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 28, 2004.

STATE OF ISRAEL

By:______________________
Name: Harry Langman
Title: Consul and Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

By:______________________
Name: Yaron Neudorfer
Title: Deputy Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

EXHIBIT INDEX ON PAGE 3

STATE OF ISRAEL

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the State of Israel's Annual Report on Form 18-K for the year ended December 31, 2003, pursuant to Rule 306(c) under the Securities Act of 1933, as amended.

EXHIBIT C

תקציב המדינה
הצעה לשנת הכספים
2004

עיקרי התקציב
ותכנית תקציב רב־שנתי

ירושלים תשון תשס"ד אוקטובר 2003

חלק א

חוק התקציב
לשנת הכספים 2004, התשס"ד–2004

הצעת חוק התקציב לשנת הכספים 2004, התשס"ד–2003

הצעת התקציב לשנת הכספים 2004 וריכוז התוספת הראשונה

תחזית התקבולים והמילוות לשנת הכספים 2004

תחזית הסכומים שלא ייגבו בשל הטבות מס לשנת 2004

הצעת התקציב לשנת הכספים 2004: מפעלים עיסקיים (ריכוז התוספת השנייה)

תוכן העניינים

	עמוד
חלק א: מסמכי התקציב	
הצעת חוק התקציב	9
הצעת התקציב	11
תחזית התקבולים והמילוות	14
אומדן הטבות המס	17
הצעת תקציב המפעלים העסקיים	19
חלק ב: סקירה כללית	
מדיניות התקציב	23
ניתוח הצעת התקציב	34
עיקרי ההתפתחויות הכלכליות	41
חלק ג: סקירת עיקרי הפעולות	
משרד הביטחון	57
המשרד לביטחון פנים	75
המשרדים המינהליים	77
משרד ראש הממשלה	80
משרד החוץ	81
משרד המשפטים	82
משרד האוצר	84
גימלאות ופיצויים	86
מימון מפלגות וועדת הבחירות המרכזית	88
המשרד לאיכות הסביבה	89
משרד המדע והטכנולוגיה	91

השירותים החברתיים	**92**
משרד החינוך	97
השכלה גבוהה	99
משרד רווחה ותעסוקה	102
המוסד לביטוח לאומי	104
תגמולים לנכים	108
משרד הבריאות	109
המשרד לקליטת העלייה	114
משרד הפנים	116
ענפי המשק	**121**
משרד התעשייה, המסחר והתעסוקה	123
משרד החקלאות ופיתוח הכפר	125
תמיכות במוצרים ציבוריים	131
משרד התיירות	135
תשתיות ובינוי	**138**
משרד התחבורה	143
משרד התקשורת	152
משרד התשתיות הלאומיות	157
מינהל מקרקעי ישראל	164
משרד הבינוי והשיכון	168
פירעון חובות וסיבסוד אשראי	**171**

חלק ד: הכנסות המדינה ממיסים

תחזית הכנסות המדינה ממיסים לשנת 2004	177
תחזית הטבות המס לשנת 2004	193

הצעת חוק התקציב לשנת הכספים 2004 התשס"ד–2003

הגדרות

1. בחוק זה –

"**סעיף תקציב**" – סכום או מספר משרות, הנקוב בשורת כותרת שסימנה קו כפול מקוטע;

"**תחום פעולה**" – סכום או מספר משרות הנקוב בשורת כותרת שסימנה קו נקודה;

"**תכנית**" – סכום או מספר משרות הנקוב בשורה בלי סימון;

"**שנת הכספים 2004**" – התקופה המתחילה ביום ז' בטבת התשס"ד (1 בינואר 2004) והמסתיימת ביום י"ט בטבת התשס"ה (31 בדצמבר 2004);

כל מונח אחר – כמשמעותו בחוק יסודות התקציב, התשמ"ה – 1985 (להלן – חוק יסודות התקציב).

תקציב ההוצאה וחלוקתו

2. הממשלה רשאית להוציא בשנת הכספים 2004 סכום של 254,660,210 אלפי שקלים חדשים; חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הראשון של התוספת הראשונה הנקרא "הוצאה".

תקציב ההוצאה המותנית בהכנסה

3. בנוסף לכל הסכומים שהממשלה רשאית להוציא לפי סעיף 2, רשאית היא להוציא בשנת הכספים 2004, כהוצאה מותנית בהכנסה, 12,172,416 אלפי שקלים חדשים; חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב לתחומי פעולה ולתכניות, תהיה כמפורט בטור השני של התוספת הראשונה הנקרא "הוצאה מותנית בהכנסה".

שיא כוח אדם

4. הממשלה רשאית, בשנת הכספים 2004, למלא 57,311.5 משרות; חלוקת מספר זה לחלקים, וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הרביעי של התוספת הראשונה הנקרא "שיא כוח אדם".

תקציב מפעלים עסקיים

5 א. בנוסף לסכומים שהממשלה רשאית להוציא לפי סעיפים 2 ו־3, רשאית היא להוציא בשנת הכספים 2004 את הסכומים הנקובים בטור הראשון של החלק השני בתוספת השניה (להלן – תקציב מפעלים עסקיים); חלוקת סכומים אלה לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט באותו חלק.

ב. בנוסף למספר המשרות שהממשלה רשאית למלא לפי סעיף 4, רשאית היא למלא בשנת הכספים 2004 – 18,209.5 משרות במפעלים העסקיים; חלוקת מספר זה לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור השלישי של החלק השני של תקציב המפעלים העסקיים.

ג. תחזית ההכנסות לכיסוי תקציב המפעלים העסקיים בשנת הכספים 2004 היא כמפורט בחלק הראשון של התוספת השנייה.

תחילה

6. תחילתו של חוק זה ביום ז' בטבת התשס"ד (1 בינואר 2004).

פרסום

7. חוק זה יפורסם ברשומות תוך שלושה חודשים מיום קבלתו.

הצעת התקציב לשנת הכספים 2004
(באלפי שקלים חדשים)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
	סך־הכל כללי	**254,660,210**	**12,172,416**	**66,637,859**	**57,311.5**
חלק א׳:	תקציב רגיל	188,561,271	11,095,665	46,432,679	57,311.5
חלק ב׳:	תקציב פיתוח וחשבון הון	66,098,939	1,076,751	20,205,180	
חלק א׳:	**תקציב רגיל**	**188,561,271**	**11,095,665**	**46,432,679**	**57,311.5**
	מימשל ומינהל	**19,275,637**	**1,486,385**	**1,946,311**	**35,503.0**
01	נשיא המדינה	24,271	617		39.0
02	כנסת	230,278	9,140		398.0
03	חברי ממשלה	16,213			
04	משרד ראש הממשלה	537,197	28,710	18,040	730.5
05	משרד האוצר	1,523,721	228,142		5,386.5
06	משרד הפנים	362,617	29,935	50,835	741.5
07	משרד לביטחון פנים	6,795,696	370,758	1,703,630	23,359.0
08	משרד המשפטים	1,544,362	441,364		3,094.5
09	משרד החוץ	1,222,181	57,635		937.0
11*	משרד מבקר המדינה	159,912			536.0
12	גימלאות ופיצויים	5,393,877	192,167		
13	הוצאות שונות	1,049,718	95,351	75,140	
14	מימון מפלגות	63,815			
19	משרד המדע והטכנולוגיה	118,947	18,097	78,513	39.0
26	משרד לאיכות הסביבה	189,098	14,469	20,153	187.5
68	היחידה לעניין עובדים זרים	43,734			54.5
	ביטחון	**42,247,034**	**4,930,713**	**31,414,218**	**2,045.5**
15	משרד הביטחון	41,969,189	4,868,789	31,275,158	1,859.0
16	הוצאות חרום אזרחיות	175,334		111,164	
17	תיאום הפעולה בשטחים	102,511	61,924	27,896	186.5

* תקציב משרד מבקר המדינה נקבע ׳בידי ועדת הכספים של הכנסת ׳ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד ׳לפי חוק יסוד: מבקר המדינה.

הצעת התקציב לשנת הכספים 2004 (המשך)
(באלפי שקלים חדשים)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח־אדם
18	**רשויות מקומיות**	2,411,216			
	======	====			
	שירותי חברה	**73,181,757**	**3,853,137**	**2,280,574**	**14,640.5**
	=====	====	====	====	====
20	משרד החינוך, התרבות והספורט	24,264,347	1,120,203	1,463,525	1,736.5
21	השכלה גבוהה	5,411,607			
23	משרד רווחה ותעסוקה	4,349,508	1,087,999	120,007	3,630.5
24	משרד הבריאות	13,843,347	1,558,015	11,870	8,171.5
27	העברות לביטוח לאומי	20,919,170			
25	תגמולים לנכים	1,639,035	1,812		51.0
29	משרד הבינוי והשיכון	226,961	7,200		630.0
30	המשרד לקליטת עלייה	1,400,087	77,908	685,172	399.0
46	חוק חיילים משוחררים	1,125,409			22.0
56	נציבות שיוויון זכויות לאנשים עם מוגבלות	2,286			
	כלכלה ומשק	**10,679,021**	**825,430**	**3,245,541**	**3,546.5**
	=====	====	====	====	====
32	תמיכה במוצרים ציבוריים	3,851,875	15,400	463,725	
33	משרד החקלאות ופיתוח הכפר	892,715	200,443	517,881	1,319.5
34	משרד התשתיות הלאומיות	164,436	6,255		264.5
35	הוועדה לאנרגיה אטומית	149,421			
36	משרד התעשייה, המסחר והתעסוקה	138,974	19,820		393.5
37	משרד התיירות	256,365	11,165	98,215	152.0
38	תמיכות בענפי משק	1,469,715	471,536	1,622,440	
39	משרד התקשורת	54,479	267		91.5
40	משרד התחבורה	462,588	59,500		1,071.5
42	מענקי בינוי ושיכון	2,600,184	7,787		
43	המרכז למיפוי ישראל	63,390	27,257	7,763	247.0
28	תחזוקת כבישים בינעירוניים	469,423	2,000	535,517	
54	רשויות פיקוח	105,456	4,000		7.0

הצעת התקציב לשנת הכספים 2004 (המשך)
(באלפי שקלים חדשים)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח־אדם
44	**סיבסוד אשראי**	**27,108**			
45	**תשלום ריבית ועמלות**	**35,645,501**			
	רזרבות	**5,093,997**		**7,546,035**	**1,576.0**
47	רזרבה כללית	5,093,997		7,546,035	1,576.0
חלק ב׳:	**תקציב פיתוח וחשבון הון**	**66,098,939**	**1,076,751**	**20,205,180**	
	תקציב פיתוח	15,075,211	1,076,751	20,205,180	
	השקעות במימשל ומינהל	**497,135**	**97,929**	**3,201,724**	
51	דיור ממשלתי	13,792	55,551	839,318	
52	משטרה ובתי־סוהר	271,164	37,373	2,152,475	
53	בתי־משפט	164,737		126,970	
55	אוצר	47,442	5,005	82,961	
57	**רשויות מקומיות**	**400,457**			
	השקעות בשירותי חברה	**7,330,906**	**854,730**	**7,934,248**	
60	חינוך	481,619		403,761	
67	בריאות	138,020	61,923	183,873	
70	שיכון	6,711,267	792,807	7,346,614	
	השקעות בענפי משק	**6,846,713**	**124,092**	**9,069,208**	
73	מפעלי מים	534,476		811,821	
76	פיתוח תעשייה	61,292	50,000	218,153	
78	תיירות	96,826	1,282	121,563	
79	פיתוח תחבורה	3,236,666		6,698,387	
83	הוצאות פיתוח שונות	2,917,453	72,810	1,219,284	
84	**תשלום חובות**	**51,023,728**			

תחזית התקבולים והמלוות לשנת הכספים 2004
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004
.1	**סך־הכל כללי**	**254,660,210**
חלק א׳:	תקבולים שוטפים	188,561,271
חלק ב׳:	תקבולים ממילוות וחשבון הון	66,098,939
חלק א׳:	**תקבולים שוטפים**	**188,411,271**
	מיסים ותשלומי חובה	151,051,100
	מיסי הכנסה ורכוש	79,700,000
001	מס הכנסה	67,632,500
002	מס ערך מוסף על מלכרי״ם ומוסדות פיננסיים	7,700,000
003	מס שבח	850,000
004	מס רכישה	1,232,500
005	מס מכירה ומס רכוש	285,000
007	מס מעסיקים	2,000,000
	מיסי הוצאה	71,351,100
011	מכס והיטל על הייבוא	1,400,000
012	מע״מ, כולל מע״מ על ייבוא בטחוני	46,401,100
013	מס קניה	9,000,000
015	בלו	1,000,000
018	מס דלק	7,700,000
020	מס בולים	750,000
024	אגרות כלי רכב	2,278,832
025	אגרות ורשיונות אחרים	2,821,168
	ריבית ורווחים	2,601,730
034	ריבית במטבע חוץ	163,980
035	ריבית בשקלים	2,437,750

תחזית התקבולים והמילוות לשנת הכספים 2004 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004
	תמלוגים	786,357
042	תמלוגים ממפעלים עסקיים	3,008
043	תמלוגים מאוצרות טבע	177,095
044	תמלוגים מחברות ממשלתיות	347,554
045	דיבידנדים מחברות ממשלתיות	258,700
	תקבולים שונים	2,886,016
046	החזר על חשבון תקציב שנים קודמות	111,811
047	הכנסות משירותים שונים	2,501,222
050	דמי שימוש בנכסים ממשלתיים	195,357
048	הכנסה מיועדת מעל האומדן	77,626
	העברה מחלק ב׳	31,236,068
חלק ב׳:	**תקבולים ממילוות וחשבון הון**	**66,098,939**
	החזר השקעות והלוואות הממשלה	6,663,184
051	גביית קרן בשקלים	5,572,000
053	גביית קרן במט״ח	54,660
076	הכנסות ממכירת קרקעות מדינה	1,036,524
	הפרשות לפנסיה ולפיצויים	28,771
071	הפרשות יחידות משקיות	3,503
072	הפרשות מפעלים עסקיים	9,138
073	הפרשות לפנסיה – חברות	16,130
	הכנסות הון	4,500,000
075	הכנסה ממכירת חברות ובנקים	4,500,000
	מילוות בארץ	51,658,464
081	מילווה מהמוסד לביטוח לאומי	11,158,800
082	הכנסה מאמיסיות והפקדות	40,499,664

תחזית התקבולים והמילוות לשנת הכספים 2004 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004
	מילוות ומענקים מחו"ל	34,484,588
	------------------------	------------
900	מילווה עצמאות ופיתוח	6,025,240
901	בניכוי: הוצאות הפצה	-231,740
	מילוות ומענקים מארה"ב:	
902	– ביטחון	10,312,320
904	– סיוע אזרחי	1,672,268
907	– מילוות אחרים	16,046,041
908	הלוואות בנקאיות	660,459
	העברה לחלק א'	-31,236,068
	----------------	------------

אומדן הטבות המס לשנת 2004
(במיליוני ש"ח)

סך הכל	**27,500**		
חלק ראשון: אגף מס הכנסה	**23,800**		
א. הטבות לגורמי ייצור	**1,720**		
החוק לעידוד השקעות הון :		1,500	
– כללי			100
– משקיעי־חוץ			400
– מסלול חלופי			1,000
מחקר ופיתוח, חיפושי נפט וסרטים		50	
זיכוי לעובדי משמרות		170	
החוק לעידוד התעשייה		–	
ב. הטבות לשוק ההון	**15,650**		
קופות גמל, נטו:		6,600	
– הטבות בעת ההפקדה			7,800
– בניכוי מיסוי בעת המשיכה			-1,200
קרנות השתלמות		2,300	
הכנסה מריבית על אפיקים צמודים		4,450	
הכנסה מריבית על אפיקים לא צמודים (החלק הריאלי)		1,200	
רווחי הון בבורסה		1,100	
פטור על פדיון מניה באגודה שיתופית		0	
דחיית מס בחלוקת אופציות לעובדים		–	
ג. רווחה ופיזור אוכלוסיה	**3,280**		
פטור ממס הכנסה למלכ"ר		–	
פטור לקצבאות משרד הביטחון		400	
פטור לקצבאות הביטוח הלאומי		1,580	
– קצבאות ילדים			950
– קצבאות זקנה ושארים			500
– קצבאות אחרות			130
זיכוי לעולים חדשים		70	
זיכוי בשל הוצאות רפואיות		30	

אומדן הטבות המס לשנת 2004
(במיליוני ש״ח)

זיכוי לנטולי־יכולת		30
זיכוי לתרומות		140
הטבות לעיוורים ולנכים		200
זיכוי לתושבים באזורי פיתוח ולכוחות הביטחון בתפקידי לחימה		650
זיכוי למעבידים באילת		180
ד. הטבות למשפחה (פרט לפטור על קצבאות ילדים)	**2,040**	
זיכוי למשפחות חד־הוריות		50
חצי נקודת זיכוי לנשים		550
זיכוי בגין ילדים (לרבות במשפחות חד־הוריות)		870
זיכוי בגין בן זוג לא עובד		570
ה. הטבות שונות במס הכנסה	**820**	
פטור על הכנסות מהימורים		150
פטור להשכרת דירות מגורים		600
חיילים משוחררים		50
ספורטאים זרים		20
ו. הטבות במיסי נדל״ן	**290**	
הנחות במס רכישה		10
פטור ממס שבח לדירת מגורים		–
מס שבח מוגבל לנכסים היסטוריים		280
חלק שני : אגף המכס ומע״מ	**3,570**	
א. מכס ומס קניה	**1,170**	
עולים חדשים		220
תושבים חוזרים		0
תיירים ישראליים		150
חלקים לרכב (כריות אויר ו־ABS)		500
פטורים מותנים		300
ב. מע״מ	**2,400**	
פירות וירקות		1,470
שירותי תיירות		630
חוק אילת		300
חלק שלישי : אגרות	**130**	

מקור : מינהל הכנסות המדינה

הצעת תקציב המפעלים העסקיים לשנת הכספים 2004
(באלפי שקלים חדשים)

	ריכוז התוספת השנייה	הכנסה הוצאה	הרשאה להתחייב	שיא כוח אדם
	סך־הכל הכנסות	**10,011,402**		
	= = = = = = =	= = = =		
89	מפעלי משרד ראש הממשלה ומשרד האוצר	275,820		
94	בתי חולים ממשלתיים	5,374,252		
95	נמל יפו ונמל חדרה	31,889		
96	בנק הדואר	197,544		
98	מינהל מקרקעי ישראל	4,131,897		
	סך־הכל הוצאות	**10,011,402**	***433,016***	***18,209.5***
	= = = = = = =	= = = = =	= = = = =	= = = = =
89	מפעלי משרד ראש הממשלה ומשרד האוצר	275,820		113.0
94	בתי חולים ממשלתיים	5,374,252		17,587.5
95	נמל יפו ונמל חדרה	31,889		4.0
96	בנק הדואר	197,544		3.0
98	מינהל מקרקעי ישראל	4,131,897	433,016	502.0

מדיניות התקציב לשנת 2004

היקף התקציב

- **תקציב המדינה לשנת 2004 מסתכם בכ־254.7 מיליארד ש״ח.**
- **תקציב הפעולות, הכולל את ההוצאה המותנית בהכנסה, מסתכם בכ־266.8 מיליארד ש״ח.**
- **היקף ההוצאה, ללא החזר חובות (קרן), מסתכם בכ־220 מיליארד ש״ח.**
- **ההוצאה התקציבית מהווה 43.6% מהתוצר המקומי הגולמי החזוי.**

יעדי המדיניות הכלכלית והתקציב לשנת 2004

בשנת 2003 החל שינוי מגמה ולראשונה מזה שלוש שנים תהיה צמיחת המשק חיובית. עם זאת, הצמיחה־לנפש עדיין שלילית. המשמעות היא כי נמשכת ההאטה במשק, אך נראה כי הצעדים שננקטו במסגרת התכנית הכלכלית להבראת כלכלת ישראל בשילוב השפעת גורמים חיצוניים מביאים לתחילתו של שינוי במגמה זו.

המיתון הכלכלי השורר במשק בשנים האחרונות נובע בעיקרו מגורמים חיצוניים המשפיעים על כלכלת ישראל. מיתון זה הביא לירידה משמעותית בהכנסות ממסים בד בבד עם גידול הוצאות הממשלה לביטחון. שני גורמים אלה הגדילו את הגירעון הממשלתי, את החוב הממשלתי כאחוז מהתוצר והעלו את רמת אי הודאות הכלכלית במשק. במטרה להחזיר למשק את יציבותו, בוצע שלב א׳ בתכנית להבראתה של כלכלת ישראל ובכלל זה: הקטנה משמעותית של הגירעון הממשלתי הצפוי בשנת 2003, שינויים מבניים במגזר הציבורי וצעדים להתייעלותו, שינויים מבניים בשווקים השונים, הורדת מסים והאצה של תהליך ההפרטה.

המדיניות הכלכלית המוצעת, ובכלל זה הצעת התקציב לשנת 2004, מהווה שלב ב׳ בתכנית להבראת הכלכלה – בבחינת מעבר משלב בלימת ההידרדרות לשלב של צמיחה בת־קיימא של המשק הישראלי.

המדיניות הכלכלית המוצעת לשנת 2004 נגזרת ממדיניות כלכלית רב־שנתית של הממשלה, שנועדה לשפר את רמת החיים של כל אזרחי המדינה.

מתוך מטרה זו נגזרים ארבעה יעדי־על.

- **עידוד הצמיחה** הוא יעד העל הראשון והחשוב. תנאי הכרחי לעידוד הצמיחה מחייב יצירת סביבה

כלכלית יציבה עם הנהגת מדיניות תקציב אחראית ועקבית, הכוללת הקטנת המגזר הציבורי והפניית משאבים למגזר העסקי. לאורך זמן, תאפשר הקטנת המגזר הציבורי את הקלת נטל המס ופינוי מקורות נוספים למגזר העסקי. ואכן, בשנת 2004 יופחת שוב מס ההכנסה כדי להגביר את הכדאיות לעבוד.

במטרה לעודד את הצמיחה כוללת הצעת התקציב לשנת 2004 כמה שינויים מבניים המכוונים להורדת עלויות ולשיפור כושר התחרות של המגזר העסקי. שינויים אלה כוללים, בין היתר, את פתיחת שוק נמלי הים לתחרות, יצירת תחרות במשק הדלק, רפורמה בענף הדואר, צמצום מסי עסקאות וכן דגש על תשתית מסילתית (בהשקעה בתשתיות).

- **חיזוק אוכלוסיות חלשות** הוא יעד־על נוסף של הממשלה, שעיקרו בהעברת אוכלוסיות מהישענות על קצבאות לחיי עבודה – ופינוי מקורות תקציביים למי שבאמת אין ביכולתם לעבוד. מקורו של הכשל המרכזי בטיפול באוכלוסיות אלה טמון במדיניות קצבאות, שהקטינה את התמריץ והכדאיות לצאת לעבודה – בד בבד, ובמקביל, להכנסת מאות אלפי עובדים זרים לישראל, שתפסו מקומות עבודה פוטנציאלים של עובדים ישראלים.

אוכלוסיות הנתמכות בקצבאות של מדיניות סעד ואינן משתתפות בכוח העבודה סובלות, מטבע הדברים, מרמת חיים נמוכה – ולכן אף אין באפשרותן להעניק לילדיהם כלים להתמודד עם העולם המודרני. הדרך היחידה להיחלץ ממעגל עוני זה הינה, כאמור, ביישום תכניות של מעבר מקצבאות לעבודה וצמצום, במקביל, של מספר העובדים הזרים.

הממשלה מציעה לחזק אותם מרכיבים באוכלוסיות החלשות המסוגלים להשתתף בשוק העבודה, לתמרץ אותם לצאת לעבוד ולאפשר להם להשתלב בשוק זה ביתר קלות – בעזרת כלים מתאימים, שתעמיד לכך מערכת החינוך. במקביל, מוצע לפעול – באמצעים שונים להקטנת מספר העובדים הזרים.

- **ייעול השירות הציבורי לאזרח** הוא יעד העל השלישי, והממשלה תמשיך לעשות לייעול השירות הציבורי ולצמצום הבירוקרטיה השלטונית. יישום מדיניות זו יביא להקטנת עלויות השירותים לאזרח במקביל להעלאת איכותם.

- **הגנה על הצרכן**, יעד־העל הרביעי, יקודם בהקטנת מספרם וצמצום כוחם של המונופולים הציבוריים והפרטיים. במסגרת זו מוצעים צעדים ואמצעי מדיניות ותחיקה, שיבטלו הרבה מבלעדיותם של המונופולים – במטרה להגביר את התחרותיות במשק ולהגדיל, בכך, את רווחתם של הצרכנים. הצעת התקציב לשנת 2004 מתמקדת בשבירת מונופולים במשק החלב, במשק המים ובנדל״ן.

הצעדים העיקריים להשגת יעדים אלה מתוארים להלן.

מסגרת התקציב

מסגרת התקציב ומבנהו נועדו להשיג את יעדי המדיניות הפיסקלית בהתאם למגמות המקובלות במדינות המפותחות, בארבעת התחומים הבאים:

הורדה הדרגתית של סך ההוצאה הממשלתית ביחס לתוצר

מגזר ציבורי בלתי יעיל ומנופח פוגע, מעצם טבעו, בפוטנציאל הצמיחה של המשק – במונעו משאבים מהמגזר העסקי היצרני. זאת ועוד, המגזר העסקי הוא המממן – בפעילותו הכלכלית – את רוב הוצאותיו של המגזר הציבורי. בשל תולדות התפתחותו הייחודית של המשק הישראלי, חלקו של המגזר הציבורי בתוצר עדיין גבוה בהשוואה לרוב המדינות המערביות.

החל משנת 2001 מסתמנת מגמת עלייה של שיעור ההוצאה הממשלתית כאחוז מהתוצר. במטרה להפוך מגמה זו החליטה הממשלה, בדיוניה על המדיניות הכלכלית לשנת 2004, לתקן את "חוק הפחתת הגירעון" ולקבוע שההוצאה הממשלתית לא תעלה ביותר מאחוז אחד בשנה, בכל אחת מהשנים 2005-2010. מדיניות זו תאפשר להמשיך ולהקטין את שיעור ההוצאה מהתמ"ג של הממשלה והמגזר הציבורי ולפנות משאבים למגזר העסקי. ואכן, הצעת התקציב לשנת 2004 מבטאת הורדה בהיקף ההוצאה הממשלתית, במונחים ריאליים, בהשוואה לתקציב לשנת 2003.

צמצום ניכר באחוז הגירעון הממשלתי מהתוצר ב־2004 לעומת אחוז הגירעון החזוי ל־2003

גירעון ממשלתי נמוך משדר למִגזר העִסקי מסר של יציבות ומֵקל עליו במימון השקעותיו. בשנים האחרונות צומצם הגירעון הממשלתי באופן ניכר במרבית המדינות המפותחות, וחלקן אף נמצאות בעודף תקציבי. בשנת 2003 צפוי הגירעון הממשלתי הכולל (ללא מתן אשראי) לנוע בין 5% ל־6% מהתוצר. גירעון זה נובע מהירידה החדה בהכנסות המדינה, כתוצאה מהמיתון שעדיין שורר במשק – ולא מהגדלת היקף ההוצאות בתקציב. יש לציין, כי אלמלא התכנית להבראת כלכלת ישראל – שאושרה בממשלה בחודש מרץ 2003 – היה הגירעון הממשלתי, כאחוז מהתוצר, בשנת 2003 גבוה יותר משמעותית.

בשנת 2004 יעמוד הגירעון הכולל (ללא מתן אשראי) בתקציב על 4% תוצר. על פי התיקון לחוק הפחתת הגירעון, שהוזכר לעיל, לא יעלה הגירעון הממשלתי – החל משנת 2005 – על 3% תוצר לשנה.

הורדת שיעורי המס

מדינת ישראל מאופיינת בשיעורי מס מהגבוהים במדינות המערביות המפותחות. שיעור מס גבוה על הכנסות מעבודה מקטין את התמריץ להשתלבות בשוק העבודה ופוגע בפוטנציאל הצמיחה של המשק.

לכן נועדה הרפורמה במס, שאושרה בכנסת באפריל 2002 (ליישום החל משנת 2003), להפחית את נטל המס על עבודה, בעיקר בשכבות הביניים, ולהרחיב את בסיס המס על הכנסות מהון ועל הכנסות מחוץ לארץ. בשנת 2004 תתבצע הפחתה נוספת במס הכנסה, בהמשך למגמה להגדיל את הכדאיות לעבוד. נוסף לכך, הצעת התקציב לשנת 2004 כוללת צמצום במס בולים על עסקאות, עד לביטולו הגמור בתוך ארבע שנים.

חזרה למגמה של הורדת החוב הממשלתי ביחס לתוצר בטווח הזמן הבינוני

לאחר ירידה משמעותית ביחס בין החוב הממשלתי לבין התוצר, מכ־104% בשנת 1998 לכ־89% בשנת 2000, חזר ועלה יחס זה בשנים 2001 עד 2003 והגיע לשיעור של כ־103% במחצית הראשונה של שנת 2003 – עלייה הנובעת ישירות מהגידול בגירעון הממשלתי ומההאטה החריפה בפעילות הכלכלית במשק.

גודלו של החוב הממשלתי לעומת התוצר, גבוה בישראל במידה ניכרת בהשוואה לשיעורו במדינות המערב (ב״אמנת מאסטריכט״ נקבעה תקרה של 60% חוב ממשלתי ביחס לתוצר). חתירה לאחוז זה הינה יעד דרוש, הן על מנת להקל על המגזר העסקי להרחיב את פעילותו והן כדי להקטין את נטל תשלומי הריבית בתקציב המדינה.


הגירעון בתקציב (ללא אשראי) כאחוז מהתוצר
עד 1996 – גירעון מקומי, מ־1997 – גירעון כולל
יעד הגירעון
גירעון בפועל
אחוזים
6.2
4.9
3.2
2.4
3.0
2.0
2.8
3.2
2.5
4.7
2.82
2.78
2.4
2.4
2.0
2.5
2.5
0.7
1.75
4.5
3.9
3.86
3.0
5.0-6.0
4.0
עד 3.0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003*
2004**
2005** ואילך
* אומדן
** יעד
מקור: אגף התקציבים

תקציב המדינה כאחוז מהתוצר: 1990-2004*
הוצאות התקציב ללא החזר חובות (קרן)



אחוזי תוצר
54
52
50
48
46
44
42
40
38
51.7
52.7
51.2
49.4
47.6
47.5
47.9
46.5
45.5
43.6
42.0
44.0
44.8
46.7
43.6
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003*
2004*

*הוצאה תקציבית ביחס לתוצר חזוי במחירי תקציב.
אי ביצוע של מלוא ההוצאה בתקציב יתבטא ביחס נמוך יותר

מקור: אגף התקציבים

החוב הממשלתי הפנימי והחיצוני: 1990-2004*
באחוזי תוצר



חוב חיצוני
חוב פנימי
אחוזי תוצר
140
120
100
80
60
40
20
0
132
127
125
122
117
106
103
102
104
98
89
94
102
106
106.5
99
97
93
90
84
79
78
76
75
72
65
69
76
79
79
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003*
2004*

*אומדן אגף התקציבים — יתרת חוב לסוף תקופה במחירים ממוצעים ביחס לתמ"ג חזוי

מקור: בנק ישראל

הרכב התקציב

בדיוניה על תקציב המדינה לשנת 2004 החליטה הממשלה לבצע התאמות בתקציב בהיקף של כ־10 מיליארד ש"ח. התאמות אלה נגזרות מיעד הגירעון הממשלתי, 4% תוצר בשנת 2004 – והן יאפשרו לפעול להשיג את יעדי־העל שפורטו לעיל, ולהמשיך ביישום הרפורמה במס והגדלת ההשקעות בתשתית. התאמות אלה בתקציב דרושות כדי לעודד את הצמיחה במשק. זאת ועוד, הן תבֵאנה להקטנה, במונחים ריאליים, של כלל ההוצאה בתקציב המדינה לשנת 2004 בהשוואה לשנת 2003.

בהצעת תקציב 2004 מתוכננים הקטנת המִגזר הציבורי, צעדי התייעלות בתקציב הביטחון וכן הפחתת הוצאות הודות להתייעלות ולשינויים מבניים במיגוון של תחומים. כן כוללת הצעת התקציב, כאמור, הפחתה נוספת במס הכנסה וגידול בהשקעה בתשתיות המשק – בסך הכל למעלה מ־20 מיליארד ש"ח בשנת 2004. היקף השקעות זה, הכולל גידול משמעותי בתקציב המיועד לפיתוח רשת הרכבות ברחבי הארץ וקידום סלילת כבישי הרוחב של כביש חוצה ישראל, מהווה קפיצת מדרגה נוספת בהשקעות המדינה בתשתית – וצפוי שיהיה לו חלק משמעותי בהאצת הפעילות במשק, בצמצום המרחקים בין המרכז לפריפריה ובהקטנת ממדי האבטלה.


השקעות הממשלה בתשתיות תחבורה: 1998–2004
במליוני ש"ח
6,000
5,000
4,000
3,000
2,000
1,000
0
במליוני ש"ח
1998
1999
2000
2001
2002
2003*
2004**
* תקציב מקורי לשנת 2003
** הצעת התקציב לשנת 2004
מקור: אגף התקציבים

שינויים מבניים במשק

במגמה לקדם את השיפור ברמת החיים של כלל אזרחי המדינה, החליטה הממשלה לבצע שינויים מבניים בתחומים העיקריים הבאים:

הקטנת המִגזר הציבורי

בהצעת התקציב לשנת 2004 מפורטים כמה וכמה צעדים לייעול פעילותם של משרדי הממשלה, ובכלל זה איחוד יחידות וצמצום כוח אדם במגזר הממשלתי בכ־1,500 עובדים. בין היתר מוצע, לסגור יחידות ממשלתיות שאינן חיוניות, לצמצם מחוזות במשרדים השונים ולצמצם נספחויות של הממשלה בחו״ל. כן החליטה הממשלה לנקוט בצעדים הן להקטנת עלויות הפרישה משירות המדינה והן לצמצום ממדי הפרישה המוקדמת.

משקל ההוצאה הציבורית בישראל ובמדינות OECD בעלות הסקטור הציבורי הגדול ביותר בשנים 2002–1993
באחוזים


ישראל
צרפת
פינלנד
דנמרק
שבדיה
אחוזים
70
65
60
55
50
45
40
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
56.1
53.8
55.1
54.8
53.6
53.1
52.3
51.1
53.8
55.5

מקור: בנק ישראל

שיפור כושר התחרות של המגזר העסקי

בהמשך לרפורמות המבניות עליהן הוחלט במרץ 2003, כחלק מהתכנית להבראת כלכלת ישראל, יש בהצעת התקציב גם כמה רפורמות שתכליתן הקטנת עלויות ושיפור כושר התחרות של המגזר העסקי, ובהן:

- **פתיחה לתחרות של נמלי הים בחיפה, אשדוד ואילת** וביטול המונופול של רשות הנמלים, ובמקומה 4 חברות – 3 שינהלו את נמלי הים וחברה אחת שתהיה חברת נכסי הנמלים. שירותי הנמלים כיום בלתי תחרותיים, מה שמביא לפגיעה ביצוא של מדינת ישראל וביכולתה לנהל מדיניות סחר המנצלת את היתרונות היחסיים הקיימים בה. פתיחת הנמלים לתחרות תשפר את תנאי הסחר של המדינה ותתרום לעידוד היצוא ולעידוד הצמיחה במשק.

- **צמצום מסי עסקאות** – מחודש ינואר 2004 יבוטל מס הבולים על הנפקת אגרות חוב, במטרה להגדיל את גיוון והיקף האשראי החוץ בנקאי במשק, צעד שיסייע ביצירת השקעות חדשות ובעידוד הפעילות הכלכלית. בנוסף, החל מחודש יולי יחל ביטול הדרגתי על פני 4 שנים של מס הבולים, במטרה להקל על ביצוע עסקאות והתקשרויות חוזיות במשק.

חיזוק אוכלוסיות חלשות והמשך הרפורמה בשוק העבודה, בחינוך ובהשכלה הגבוהה

במקביל לצעדים שתכליתם עידוד הצמיחה, נודעת חשיבות עליונה לביצוע צעדים שיקדמו את התעסוקה בקרב אוכלוסיות בגיל העבודה הנמצאות מחוץ למעגל התעסוקה. על צעדים אלה להתמקד בשלושה היבטים: יצירת מוטיבציה לעבודה, שיפור יכולת ההשתלבות בשוק העבודה ויצירת הזדמנויות בתעסוקה.

כחלק מהמדיניות של הפניית אוכלוסיות **לשוק העבודה** והמעבר מקצבה לעבודה, ובהמשך לשינויים בתשלומי קצבאות הבטחת הכנסה וקצבאות הילדים, מוצעים בתקציב 2004 צעדים ליצירת מוטיבציה לעבוד שיביאו להגדלת שיעור ההשתתפות בשוק העבודה. תכניות אלה כוללות, בין השאר, הקמתם (בידי גופים חוץ ממשלתיים) של מרכזי תעסוקה לטיפול באוכלוסיית מקבלי הבטחת הכנסה וכן הסרת חסמים להשתלבות מקבלי הגמלאות בעבודה. בשנת 2004 תופעל, לראשונה בישראל, תכנית ל"מעבר מקצבאות לעבודה" שהופעלה בהצלחה בארה"ב ובאירופה ("תכנית ויסקונסין").

בתקציב 2004 מוצעים גם צעדים להעלאת **איכות החינוך**, עם דגש מיוחד על האוכלוסיות החלשות, באמצעות ייעול ניהולה של המערכת – מה שיביא לחיסכון בניצול במשאבים ולניצולם במלואו. מעבר לכך, תשונה שיטת התקצוב בחינוך העל יסודי בישראל – באופן שתתבסס על אפיון סוציו־אקונומי של התלמיד, והרשות המקומית בה הוא מתגורר, מה שיעניק לתלמידים ממעמד נמוך יותר תקציב גבוה יותר.

ניהול מערכת **ההשכלה הגבוהה** יעבור גם הוא שינוי מבני מקיף, על פי החלטת הממשלה. המוסדות להשכלה גבוהה מופקדים על בניית ההון האנושי במדינת ישראל וטיפוחו. האוניברסיטאות הוותיקות סובלות כיום מכשל ניהולי הגורם ליצירת גירעונות ולפגיעה באיכות ההוראה והמחקר. אשר על כן, הוחלט

לשנות את המבנה הארגוני של המוסדות להשכלה גבוהה – מה שיעלה את איכות ניהולם ואת רמת ההשכלה הגבוהה והמחקר בהם. שיפור זה יתרום להעצמת ההון האנושי במדינת ישראל, להגדלת מספר הלומדים וליצירת יותר הזדמנויות בתעסוקה לכלל האוכלוסייה.

צמצום מספר **העובדים הזרים** משתלב בצעדים המוצעים לעיל, משלים אותם בהיותו תורם להגדלת מספר מקומות העבודה הפנויים לישראלים – ובכך ייצור הזדמנויות תעסוקה נוספות למי שאינם מועסקים כיום. הצעדים לטיפול בנושא העובדים הזרים כוללים הפחתת מספר ההיתרים הניתנים לעובדים זרים, העלאת גובה ההיטל על העסקת עובדים זרים והקמת רשות הגירה.

שילוב צעדי מדיניות אלה הוא כלי אפקטיבי שיביא לחיזוק האוכלוסיות החלשות בחברה, להגדלת היקף תעסוקת ישראלים ולשבירת תהליך התרחבות הפערים הכלכליים בחברה הישראלית.


עובדים זרים בישראל (עובדים חוקיים ועובדים לא חוקיים)
בשנים 1990–2002
אלפי עובדים ואחוז מכוח העבודה
אלפים
300
250
200
150
100
50
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
2 9 17 30 52 92 137 159 174 185 213 247 247
0.2% 0.6% 0.9% 1.6% 2.6% 4.3% 6.2% 7.0% 7.4% 7.6% 8.4% 9.6% 9.6%
מקור: הלשכה המרכזית לסטטיסטיקה

מספר מקבלי גימלת הבטחת הכנסה בישראל
בשנים 1985–2003
באלפים



אלפים
180
160
140
120
100
80
60
40
20
0
1985
1990
1995
1997
1998
1999
2000
2001
2002
2003

מקור: המוסד לביטוח לאומי

סך־כל תשלומי ההעברה כאחוז מהתמ"ג לשנים: 1980–2003



אחוז
9
8
7
6
5
4
3
2
1
0
4.4
5.0
6.0
5.7
6.0
6.4
6.4
6.6
6.8
7.1
7.4
7.4
7.4
8.7
8.5
8.1
1980
1985
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

מקור: המרכז לחקר המדיניות החברתית בישראל

ייעול השירות הציבורי לאזרח

המדיניות הכלכלית לשנת 2004 חותרת לשיפור רמת השירותים הניתנים לאזרח. הואיל והמגזר הציבורי סובל מבירוקרטיה קשה ומרמת שירותים נמוכה, פועלת הממשלה לייעול השירותים לאזרח והורדת עלויותיהם במקביל להעלאת איכותם. מדיניות זו מוצאת את ביטויה, בין היתר, בהרחבת מערכות המחשוב במשרדי הממשלה, בצמצום הבירוקרטיה (כגון במינהל מקרקעי ישראל) ובצעדים לייעול מערכת הבריאות והרשויות המקומיות.

הגברת התחרות במשק

המשק הישראלי מאופיין בריכוזיות גבוהה יחסית וברמה נמוכה של תחרות, הן בתחומי התשתית והייצור והן בתחומי השירותים לצרכנים. לכן גם רמת המחירים הנגזרת ממבנה זה של המשק הישראלי גבוהה, בתחומים רבים, מרמת המחירים המקבילה במשקים מפותחים בעולם. תחרותיות רבה יותר בכל תחומי המשק תגדיל את רווחתו של הצרכן, תעודד את הצריכה הפרטית ותוריד את מחיריהם של המוצרים והשירותים – הנרכשים בין אם למשקי הבית ובין אם בידי הפירמות.

בדיוניה במדיניות הכלכלית לשנת 2004, החליטה הממשלה להמשיך במהלכיה להגברת התחרותיות ולצמצום כוחם של מונופולים, ציבוריים ופרטיים, בכמה תחומים ובהם:

- **משק החלב** בישראל סובל, כתוצאה מחוסר התחרות בענף, מרמת מחירים שהינה מהגבוהות בעולם ומרמת פיקוח נמוכה. על כן הוחלט על שורה של צעדים שיובילו להוזלת מחירים לצרכן ולפתיחת שוק החלב לתחרות, עם דגש על מניעת קרטלים בענף.

- **משק המים** מופעל למעשה בידי חברת "מקורות", מונופול מסובסד במשק המים, המנצלת את כוחה המונופוליסטי ופוגעת באפשרות לקיום תחרות בריאה במשק המים והביוב. כתוצאה מכך, וכן מחוסר היעילות של החברה, עלויות משק המים בישראל גבוהות ופיתוחו מתקדם בקצב איטי. על כן הוחלט לעגן, בחקיקה, צעדים שיביאו להפרדת הפעילות של מקורות בתחום אספקת מים מפעילותה בתחומים התחרותיים ולהתייעלותה של החברה.

- **ענף הנדל"ן** סובל מחסמים בירוקרטיים בתהליכי התכנון והבנייה, נוסף לכך שמינהל מקרקעי ישראל ומשרד הבינוי והשיכון הם מונופולים בתחום ייזום פרויקטים לבנייה. בדיוניה בתקציב לשנת 2004 החליטה הממשלה על כמה צעדים, שיובילו לקיצור הליכי התכנון והבנייה ולהגדלת היצע הקרקע לבנייה – הודות לשיווקם של קרקעות שטרם תוכננו ליזמים פרטיים.

ניתוח הצעת התקציב

ההוצאה התקציבית (נטו) לשנת 2004, כהגדרתה לחישוב הגירעון, נמוכה במונחים ריאליים בכ־0.8% מהתקציב המקורי לשנת 2003. סך ההוצאה התקציבית (ברוטו) לשנת 2004 (כולל החזרי קרן של חובות והעברות לבנק ישראל) נמוך ריאלית בכ־3.5% מהתקציב המקורי לשנת 2003. ההכנסות ממיסים בשנת 2004 צפויות לגדול בשיעור ריאלי של כ־4.3% (מנוכה בעליית מדד המחירים לצרכן) בהשוואה להכנסות הצפויות בשנת 2003.

הוצאות

להלן עיקר השינויים הריאליים, בצד ההוצאה, בהצעת התקציב לשנת 2004 – בהשוואה לתקציב המקורי לשנת 2003:

ההוצאה התקציבית כהגדרתה לחישוב הגירעון קטנה, כאמור, בכ־0.8% בשנת 2004.

הצריכה האזרחית תקטן בכ־2.8%, כפועל יוצא משינויים המתחייבים מחקיקה ומהחלטות הממשלה.

הצריכה הבטחונית תגדל בכ־4.4%, בעקבות החלטות הממשלה שהתקבלו בדיוני התקציב לשנת 2004 – ובראש ובראשונה בניית הגדר במרחב התפר.

תשלומי העברה ותמיכות יקטנו בשיעור של כ־6.4%, בעיקר כתוצאה מהחלטות הממשלה בדיוני התקציב לשנת 2004 ובתכנית ההבראה לכלכלת ישראל (שאושרה בכנסת במאי 2003).

תשלומי הריבית יגדלו בכ־9.0%, כתוצאה מהעלייה בתשלומי הריבית על מילוות־פנים וחרף הירידה בתשלומי הריבית על מילוות חוץ.

תשלומי הקרן, למעט החזרי קרן למוסד לביטוח לאומי, יקטנו בכ־16.7%, כתוצאה ממבנה לוחות הסילוקין של החוב.

מתן אשראי יעלה בכ־18.7%.


התפלגות ההוצאות בהצעת תקציב המדינה (ברוטו)
2004 לעומת 1994
באחוזים
2004
הוצאה אזרחית
16.1
הוצאה ביטחונית
19.2
תשלומי העברה ותמיכות
28.4
השקעות ומתן אשראי
6.2
החזר חובות
30.1
1994
הוצאה אזרחית
16.1
הוצאה ביטחונית
17.4
תשלומי העברה ותמיכות
26.1
השקעות ומתן אשראי
7.1
החזר חובות
33.3
מקור: אגף התקציבים

הכנסות

אומדן הכנסות המדינה ממיסים בשנת 2004, בהשוואה להכנסות הצפויות בפועל בשנת 2003, מצביע על גידול ריאלי (מנוכה במדד המחירים לצרכן) של 4.3%. גידול זה נובע מתחזית הצמיחה בתוצר, בשיעור של 2.5% לשנת 2004, מתיקוני חקיקה ומתחזית לגידול במספר המשרות ובשכר הממוצע למשרה.
תיאור מפורט של אומדן הכנסות המדינה ממסים מופיע בפרק תחזית הכנסות המדינה ממסים לשנת 2004 שבחוברת זו.


התפלגות הכנסות המדינה לשנת 2004
באחוזים
מענקים מחו"ל
6.0%
מיסים ישירים
40.0%
מיסים עקיפים
35.8%
הכנסות אחרות
18.2%
מקור: אגף התקציבים

הגירעון בתקציב המדינה

הגירעון הכולל, ללא אשראי, יסתכם בשנת התקציב 2004 ב־20.6 מיליארד ש״ח – המהווים 4% מהתמ״ג.

הגירעון המקומי, ללא אשראי, יסתכם בשנת התקציב 2004 בכ־17.4 מיליארד ש״ח – המהווים 3.4% תוצר.

הגירעון בחו״ל, ללא אשראי, יסתכם בשנת התקציב 2004 בכ־3.2 מיליארד ש״ח – המהווים 0.6% תוצר.

הגירעון הכולל (לרבות אשראי נטו) יהיה כ־21 מיליארד ש״ח בשנת 2004.

מימון הגירעון הכולל[1] בשנת 2004
(במיליארדי ש״ח)

מקורות למימון הגירעון	סך
הכנסות הון נטו[2]	2.6
הלוואות מחו״ל (נטו)	8.6
מילוות מהציבור (נטו)	9.8
סך־הכל	**21.0**

הערות ללוח:

(1) תיתכן תחלופה בין הרכיבים השונים של מימון הגירעון.

(2) בשנת 2004 מתוכנן היקף רחב של הפרטת חברות ממשלתיות ובנקים. בין היתר מתוכננת מכירת החזקות המדינה בבנק לאומי, בנק דיסקונט, בז״ן, בזק וכדומה. נוכח אי הוודאות בכל הנוגע להיקף התמורה בגין המכירה האמורה בשנת 2004, אומדן מכירת חברות ובנקים בהצעת התקציב לשנת 2004 הוא בסך 4.5 מיליארד ש״ח. במקביל לכך מתכננת הממשלה השקעה בהון המניות של חברת הרכבת בסך 1.9 מיליארד ש״ח, במטרה להגביר משמעותית את פיתוח תשתיות הרכבת – כך, שהכנסות ההון נטו יסתכמו ב־2.6 מיליארד ש״ח ב־2004.

הגירעון התקציבי ומימונו
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
.1	**סך־הכל הוצאות ומתן אשראי**	**220,328,798**	**225,977,261**	**215,473,011**
	מזה: מקומי	198,596,094	201,702,582	193,088,832
	– צריכה והשקעה	96,586,798	101,102,637	104,677,350
	מזה: מקומי	85,441,309	88,526,925	90,930,353
	– תשלומי העברה ותמיכות	70,533,296	75,927,932	74,315,985
	– תשלומי ריבית וסיבסוד אשראי	35,672,396	33,289,208	27,716,906
	מזה: מקומי	27,948,395	24,661,849	22,232,920
	– מתן אשראי	6,022,496	5,074,063	3,244,004
	– הוצאה אחרת	11,513,812	10,583,421	5,518,766
.2	**סך הכנסות ומענקים**	**199,332,962**	**210,640,258**	**198,567,045**
	מזה: מקומי	180,708,758	189,937,046	177,347,026
	הכנסות ממיסים	151,051,100	159,586,349	148,931,068
	– הכנסות אחרות	36,297,274	37,590,069	34,624,934
	מזה: החזרי אשראי	5,626,660	4,937,060	5,002,518
	– מענקים מחו״ל	11,984,588	13,463,840	15,011,043
.3	**עודף (+) [גרעון(-)]**	**-20,995,836**	**-15,337,003**	**-16,905,966**
	עודף (+) [גרעון(-)] ללא אשראי נטו	-20,600,000	-15,200,000	-18,664,480
	מזה:			
	מקומי	-17,436,840	-11,558,273	-17,409,072
	בחו״ל	-3,163,160	-3,641,727	-1,255,408
.4	**מימון***			
4.1	הלוואות מחו״ל (נטו)	8,609,138		-2,006,575
	קבלת הלוואות	22,500,000	16,858,777	8,150,584
	פרעון חובות	13,890,862	16,858,777	10,157,159
4.3	הלוואות מקומיות (נטו)	9,786,698	13,837,003	24,426,544
	קבלת הלוואות	40,499,664	52,150,019	57,604,816
	פרעון (קרן)	30,712,966	38,313,016	33,178,272
	הכנסות הון נטו	2,600,000	1,500,000	429,914
	הפרטה	4,500,000	1,500,000	429,914
	הוצאות הון	1,900,000		

* תיתכן תחלופה בין מימון בחו״ל לבין מימון מקומי.

ההוצאה ברוטו לפי סיווג כלכלי (ללא בנק ישראל)

(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
	הוצאה נטו	254,660,210	268,123,252	244,151,149
	הוצאה מותנית	12,172,416	13,025,802	14,657,293
	סך־הכל תקציב ברוטו (1+2+3)	266,832,626	281,149,054	258,808,442
.1	סך־הכל הוצאות ומתן אשראי	220,328,798	225,977,261	215,473,011
1.1	צריכה אזרחית	42,570,848	44,491,465	42,136,517
	– שכר בארץ	27,669,936	28,050,926	26,565,713
	– קניות בארץ	13,124,162	14,379,456	14,159,927
	– שכר וקניות בחו״ל	1,776,750	2,061,083	1,410,877
1.2	צריכה ביטחונית	47,286,672	47,843,862	56,372,414
	– שכר	16,009,758	16,357,657	16,651,860
	– תשלומי העברה	1,918,164	1,919,536	3,153,196
	– קניות	16,815,281	15,663,700	19,244,678
	– בינוי	1,001,415	1,387,133	1,373,622
	– קניות בחו״ל	11,202,285	12,069,724	15,485,036
	– הוצאות חרום ותיאום הפעולה בשטחים	339,769	446,112	464,022
1.3	תשלומי העברה ותמיכות	68,615,132	74,008,396	71,162,789
	– לרשויות מקומיות	7,862,048	9,865,722	10,046,862
	– למועצות דתיות	71,462	145,063	163,325
	– לפרטים ולמוסדות	37,562,295	40,667,149	37,117,864
	– תמיכות במחירי מצרכי יסוד	2,211,907	2,273,021	1,501,914
	– העברות למוסד לביטוח לאומי	20,907,420	21,057,441	22,332,824
1.4	השקעות ומתן אשראי	14,673,261	15,767,291	12,363,191
	– השקעה ישירה	8,650,765	10,693,228	9,119,187
	מזה שיכון	2,009,912	2,264,939	1,750,414

ההוצאה ברוטו לפי סיווג כלכלי (ללא בנק ישראל) (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
	– מתן אשראי	6,022,496	5,074,063	3,244,004
	מזה שיכון	5,499,728	4,115,269	2,809,519
1.5	תשלומי ריבית	35,672,396	33,289,208	27,716,906
	– תשלומי ריבית בארץ	27,921,500	24,622,676	22,208,338
	– סיבסוד אשראי	26,895	39,173	24,582
	– תשלומי ריבית בחו״ל	7,724,001	8,627,359	5,483,986
1.6	הוצאות שונות	6,419,900	6,171,631	5,721,194
	– פרעון קרן לביטוח לאומי	6,419,900	6,171,631	5,712,255
	– שונות			8,939
1.7	רזרבות	5,090,589	4,405,408	
.2	**הוצאות הון**	**1,900,000**		
.3	**פרעון חובות (קרן)**	**44,603,828**	**55,171,793**	**43,335,431**
	– פרעון בארץ לציבור	30,712,966	38,313,016	33,178,272
	– פרעון חובות בחו״ל	13,890,862	16,858,777	10,157,159

ריכוז התקבולים והמלוות (ללא בנק ישראל)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
	סך־הכל כללי	**254,660,210**	**268,123,252**	**244,147,912**
חלק א:	תקבולים שוטפים	188,561,271	192,255,338	183,766,656
חלק ב:	תקבולים ממילוות וחשבון הון	66,098,939	75,867,914	60,381,256
חלק א:	**תקבולים שוטפים**	**188,561,271**	**192,255,338**	**183,766,656**
	מיסים ותשלומי חובה	151,051,100	159,586,349	148,931,068
	מיסי הכנסה ורכוש	79,700,000	85,300,000	79,925,595
	מיסי הוצאה	71,351,100	74,286,349	69,005,473
	ריבית, תמלוגים ותקבולים שונים	6,274,103	5,792,066	6,725,384
	העברה מחלק ב׳	31,236,068	26,876,923	28,110,204
חלק ב:	**תקבולים ממילוות וחשבון הון**	**66,098,939**	**75,867,914**	**60,381,256**
	גביית קרן	5,626,660	4,937,060	5,002,518
	שונות	1,065,295	1,191,468	316,502
	הפרטה	4,500,000	1,500,000	429,914
	מילוות בארץ	53,558,464	64,793,692	59,580,899
	מילווה מהמוסד לביטוח לאומי	11,158,800	12,643,673	7,920,000
	מילוות בארץ למעט ביטוח לאומי	40,499,664	52,150,019	51,660,899
	מילוות ומענקים מחו״ל	34,484,588	30,322,617	23,161,627
	סיוע בטחוני מארה״ב	10,312,320	11,015,869	11,490,593
	סיוע אזרחי	1,672,268	2,447,971	3,520,450
	מילווה העצמאות והפיתוח (נטו)	5,793,500	6,629,090	6,134,460
	מילוות אחרים	16,706,500	10,229,687	2,016,124
	העברה לחלק א׳	-31,236,068	-26,876,923	-28,110,204

עיקרי ההתפתחויות הכלכליות

צמיחה

נתוני החשבונאות הלאומית למחצית הראשונה של שנת 2003 מעידים על התמתנות קצב הירידה בפעילות הכלכלית במשק ואף על התייצבות הפעילות ברמה נמוכה. במהלך הרבעון הראשון של שנת 2003 המשיכו לפעול הכוחות המרכזיים שהניעו את המיתון בשנים 2001-2002, בהם המצב הבטחוני וההאטה בשיעורי הצמיחה בעולם. החל מחודש מארס התרחשו תהליכים, בהם אישור התכנית להבראת כלכלת ישראל וסיום המלחמה בעיראק, שפעלו לירידת אי הוודאות הכלכלית ולשיפור במצב המשק. גורמים אלה הביאו להתייצבות הפעילות המשקית ולזרימת הון לארץ.

התוצר המקומי הגולמי עלה במחצית הראשונה של שנת 2003, על פי האומדנים האחרונים של הלשכה המרכזית לסטטיסטיקה, בשיעור של אחוז אחד בהשוואה למחצית השנייה של שנת 2002. זאת, לעומת ירידה של 0.8% בתמ"ג בשנת 2002. שיעור צמיחה זה משקף ירידה בתוצר לנפש בשיעור של 0.7% במחצית הראשונה של שנת 2003, לעומת ירידה של 2.8% בתוצר לנפש בשנת 2002.


שיעור השינוי הריאלי בתמ"ג ובתמ"ג לנפש: 1987-2003
באחוזים, כל שנה לעומת קודמתה
אחוזים
8
6
4
2
0
-2
-4
תמ"ג
תמ"ג לנפש
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003*
מקור: הלשכה המרכזית לסטטיסטיקה
* אומדן

התוצר המקומי הגולמי של הסקטור העסקי עלה במחצית הראשונה של שנת 2003 בשיעור שנתי של 0.2% בהשוואה למחצית השנייה של שנת 2002, בעוד שבשנת 2002 נרשמה בו ירידה של 2.6%. המגמה החיובית בתוצר העסקי ממוקדת בקומץ קטן של ענפים, בעיקר בענפים המתבססים על יצוא.

הצריכה הפרטית ירדה בשיעור של 0.4% לעומת המחצית השנייה של שנת 2002. בחינת הרכֵּב הביקושים של המשק מעלה כי ירידה זו משקפת את השפעת הירידה בהכנסה הפנויה של הפרטים, כתוצאה מירידת השכר הריאלי ומעליית שיעור האבטלה. **הצריכה הציבורית**, לעומת זאת, גדלה בשיעור שנתי של 5.1% – בעיקר עקב הגידול בהוצאות מערכת הביטחון.

ההשקעה בנכסים קבועים עלתה במחצית הראשונה של שנת 2003 בשיעור מתון של 0.4%, לאחר ירידה חדה בשיעור של כ־9.0% במהלך שנת 2002.

יצוא הסחורות והשירותים עלה במחצית הראשונה של שנת 2003, על־פי האומדנים של הלשכה המרכזית לסטטיסטיקה, בשיעור שנתי של כ־8.0% – בעיקר כתוצאה מגידול ביצוא היהלומים וביצוא שירותי תיירות.

ענפי המשק

המדד המשולב לבחינת מצב המשק ירד, על־פי נתוני בנק ישראל, בשיעור של 3.3% במחצית הראשונה של שנת 2003 בהשוואה למחצית הראשונה של שנת 2002 – וזאת, לאחר ירידה של 3.3% בשנת 2002 כולה. הירידה במדד המשולב משקפת בעיקר את הירידה במספר משרות השכיר ואת ירידתו של פדיון ענף המסחר והשירותים.

תעשייה

הייצור התעשייתי (ללא יהלומים) התייצב במחצית הראשונה של שנת 2003 ברמה נמוכה, לאחר ירידה בשיעור של 2.4% בשנת 2002 ו־4.1% בשנת 2001. בחלוקה על פי עצימות הטכנולוגיה נרשמה עלייה במדד היצור של ענפי הטכנולוגיה העילית, לעומת מגמת ירידה בענפי התעשייה המסורתית והמעורבת.

היצוא היה גבוה במחצית הראשונה של השנה ב־5.1% מהיקפו במחצית הראשונה של אשתקד. יצוא הסחורות והשירותים עלה במחצית הראשונה של 2003 ב־8% בשיעור שנתי, בהמשך לעלייה של 2.3% במחצית השנה הקודמת. בחודשיים הראשונים של השנה היתה עלייה קלה ביצוא הסחורות, שהתהפכה במארס למגמת ירידה – מה שמשקף בעיקר את התפתחות היצוא התעשייתי.

היצוא התעשייתי התפתח במחצית הראשונה של שנת 2003 באופן המבטא את עוצמת השפעתה של ההאטה בסחר העולמי על יצוא הענפים המתקדמים, בעוד שהענפים המסורתיים הושפעו יותר משער

החליפין הריאלי, שעלה במהלך שנת 2002. זאת ועוד, הפגיעה ביצוא של התעשיות המתקדמות קשה מזו המשתמעת מנתוני הסחר העולמי, כיוון שקצב הירידה של הביקושים העולמיים למוצרים שהתעשייה הישראלית מתמחה בהם היה מהיר מזה של הסחר העולמי בכללו. במחצית השנה הראשונה של 2003 נרשמה עליה של כ־4.2% בייצוא התעשייתי ביחס למחצית הראשונה של שנת 2002, בעוד שנתוני היצוא התעשייתי של מוצרי הטכנולוגיה העילית מצביעים על ירידה בשיעור של 3.2%.


מדד הייצור התעשייתי, 1994–2003
1994=100
ממוצע שנתי
מדד
140
135
130
125
120
115
110
105
100
95
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
מקור: הלשכה המרכזית לסטטיסטיקה

בנייה

מאז שנת 1996 נמצא ענף הבנייה בארץ בתהליך התאמה של רמת הפעילות לרמת הביקושים. תהליך זה התחיל עם הירידה במספר העולים שהגיעו לארץ, לאחר גל העלייה של תחילת שנות התשעים. בשנת 2000 התרחבה הפעילות בענף, אולם המאורעות הבטחוניים בספטמבר 2000 גרמו לצמצום חד, שנמשך עד עתה, בפעילות הענף – שהוריד את הביקוש לדיור, ועם המיתון הכלכלי גרם לחוסר ודאות באשר להתפתחויות הכלכליות הצפויות ולהסטת הביקוש מרכישת דירות לשכירתן. בצד ההיצע מתבטא הצמצום בירידה במספר המועסקים בענף, בירידה בהיקף התחלות הבנייה ובהיקף שיווק הקרקעות. צמצום הפעילות בענף גם הוריד, ריאלית, את מחירי הדירות.


התחלות בנייה למגורים ותוספת משקי בית: 1980–2002
באלפי יחידות בשנה
תוספת משקי בית בשנה (ממוצע חמש שנים)
אלפים
0
10
20
30
40
50
60
70
80
90
1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
מקור: הלשכה המרכזית לסטטיסטיקה

היצע הדיור

שיווק קרקעות – במחצית הראשונה של שנת 2003 שווקו מינהל מקרקעי ישראל ומשרד הבינוי והשיכון קרקע לכ־8,920 יחידות דיור. מדובר בהיקפים נמוכים בכ־5% לעומת התקופה המקבילה אשתקד.

התחלות בנייה – במחצית הראשונה של שנת 2003 הוחל בבניית 14,736 יחידות דיור (בנייה פרטית וציבורית). בשנת 2002 הגיע מספר התחלות הבנייה ל־32,175 יחידות דיור. במהלך העשור האחרון עמד ממוצע התחלות הבנייה על כ־45,000 יחידות דיור בשנה.

מועסקים בענף הבנייה – הואיל וענף הבנייה עתיר עבודה, שינויים במספר המועסקים בו הם תוצאה ישירה של היקף הפעילות בענף. משנת 1997 חלה ירידה רצופה של כ־27% במספר המועסקים בענף, וברבעון השני של שנת 2003 עמד סך המועסקים בענף הבנייה על 188 אלף איש. החל משנת 2002 חלה עלייה משמעותית במספר העובדים הישראלים בענף, בעיקר על חשבון העובדים הזרים.

ביקוש לדיור

מספר עסקאות (דירות יד שנייה ודירות חדשות) – לפי נתוני מס שבח ומס רכוש, בוצעו במחצית הראשונה של שנת 2003 כ־40,700 עסקאות, ירידה של 16% לעומת התקופה המקבילה אשתקד; בתקופה זו נמכרו במשק כ־2,310 דירות חדשות בממוצע לחודש, כ־24% פחות מהתקופה המקבילה אשתקד.

מספר החודשים הממוצע בהם שוהה דירה חדשה בשוק עד למכירתה הוא קנה מידה יעיל לבחינת מצבו של שוק הדירות: עלייה במספר זה לאורך זמן מצביעה על עודף היצע בשוק הדירות ואילו, ירידה מצביעה על עודף ביקוש. בתקופה ינואר־מאי של שנת 2003 היה ממוצע הזמן למכירת דירה כ־14.6 חודשים.

תיירות

ברביע הראשון של 2003 הגיע השפל בענף התיירות לשיאו, בעיקר בשל התערערות המצב הבטחוני והמלחמה בעיראק. עם תום המלחמה בעיראק והשיפור במצב הבטחוני בישראל מסתמן שינוי מגמה חיובי בכניסת תיירים לישראל.

בשמונת החודשים הראשונים של השנה נרשמה עלייה של כ־16% במספר התיירים הנכנסים בהשוואה לתקופה המקבילה אשתקד. בחודשים אלה היוו לינות התיירים כ־21% מסך הלינות במלונות, לעומת 18% בתקופה המקבילה אשתקד. יצויין, כי בחודשים ינואר־אוגוסט בשנת 2000 הסתכם מספר לינות התיירים ביותר מפי שלושה מאשר מספר הלינות השנה. חלק ניכר מהשפעת הירידה בתיירות הנכנסת, מאז סוף חודש ספטמבר 2000, מותן במידת מה עקב גידול ניכר בהיקף תיירות הפנים. למעשה, אחת המשמעויות של הירידה החדה בהיקף התיירות הנכנסת בשנים האחרונות היא, שענף התיירות חדל כמעט להיות ענף מייצא והוא נשען בעיקר על ביקושים מקומיים.

חרף העלייה במספר התיירים המגיעים ארצה, נרשמה יציבות במספר הלינות בבתי מלון בארץ. בשמונת החודשים הראשונים של השנה הסתכם מספר הלינות במלונות ב־10 מיליון, בדומה לתקופה המקבילה אשתקד – אך נמוך ב־30% לעומת מספר הלינות בתקופה המקבילה בשנת 2000. היציבות במספר הלינות היא תוצאה של עלייה בלינות תיירים בשיעור של 17.2% שקוזזה בירידה מתונה בלינות ישראלים.

כניסת תיירים דרך האויר: 1984-2003

אלפים בחודש, נתונים מנוכי עונתיות


ביקור האפיפיור
פיגועים
במרכז הארץ
אינתיפאדה
אירועי 11
בספטמבר
מלחמה בעיראק
מלחמת המפרץ
אלפים
0
20
40
60
80
100
120
140
160
180
200
220
1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

מקור: הלשכה המרכזית לסטטיסטיקה

הצריכה הפרטית

ההוצאה לצריכה פרטית ירדה בשיעור של 0.4% במחצית הראשונה של שנת 2003, בהמשך לירידה של אחוז אחד במחצית השנייה של שנת 2002. יצויין, כי בעקבות האופטימיות – לאחר סיום המלחמה בעיראק – חלה עלייה מרשימה בצריכה הפרטית ברבעון השני של שנת 2003 לעומת הצריכה ברבעון הראשון. ההוצאה לצריכה פרטית לנפש ירדה במחצית הראשונה של 2003 בשיעור שנתי של 2.1%, בהמשך לירידתה ב־2.8% במחצית השנייה של שנת 2002. צמצום הצריכה לנפש מבטא ירידה חדה, בשיעור של 9.2%, בהוצאותיהם של משקי הבית למוצרים בני קיימא. כן נרשמה ירידה של 1.2% בהוצאה לצריכה שוטפת.

צמצום הצריכה הפרטית משקף את השפעת הירידה בהכנסה הפנויה של הפרטים כתוצאה מהמשך ירידת השכר הריאלי במשק.


השינוי הריאלי בתמ"ג לנפש ובצריכה הפרטית לנפש: 1991–2003
באחוזים, כל שנה לעומת קודמתה
צריכה פרטית לנפש
תמ"ג לנפש
אחוזים
8
6
4
2
0
-2
-4
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003*
מקור: הלשכה המרכזית לסטטיסטיקה
* אומדן

ההשקעה

ההתייצבות בקצב הפעילות הכלכלית במשק מוצאת את ביטויה גם בהשקעות. במחצית הראשונה של שנת 2003 עלתה ההשקעה בנכסים קבועים ב־0.4%, לאחר ירידה בשיעור של 6.0% במחצית הקודמת. בהשוואה למחצית המקבילה אשתקד, מדובר בירידה של 2.9%. יש לציין כי נתוני ההשקעות הושפעו מתנודות גדולות בהשקעות באניות ובמטוסים. ההשקעה בנכסים קבועים, למעט אניות ומטוסים, עלתה במחצית הראשונה השנה ב־3.8% – לאחר ירידה של 5.1% במחצית השניה של 2002. ההשקעה בענפי המשק נשארה במחצית הראשונה של שנת 2003 ללא שינוי וההשקעה בבנייה למגורים עלתה ב־0.5%, לאחר ירידות של 11.0%-10.0% בשתי המחציות הקודמות.

במקביל להשקעה במשק, מעידים גם נתוני יבוא הסחורות על התייצבות ואף שיפור במצב המשק. יבוא נכסי ההשקעה (למעט אניות ומטוסים) עלה בששת החודשים הראשונים של השנה בשיעור של 9.2%. ייבוא חומרי הגלם (למעט יהלומים וחומרי אנרגיה) עלה בשיעור של 8.7%. יש להדגיש, כי יבוא חומרי גלם ומוצרי השקעה יכול להוות מדד לציפיות הסקטור העסקי לגבי המגמות הצפויות בפעילות הכלכלית במשק לרבות התאוששות צפויה בייצור התעשייתי.


מלאי ההון הגולמי למועסק במגזר העיסקי: 1995–2002
באלפי ש"ח, במחירי 2000
אלפי ש"ח
350
330
310
290
270
250
230
210
190
170
150
1995
1996
1997
1998
1999
2000
2001
2002
מקור: הלשכה המרכזית לסטטיסטיקה

תעסוקה

בניגוד למרבית האינדיקטורים הכלכליים, ההתפתחויות בשוק העבודה במחצית הראשונה של שנת 2003 מצביעות על הרעה מחודשת, לאחר שישה חודשים של ניצני שיפור. שיעור ההשתתפות בכוח העבודה האזרחי עמד ברבעון השני של שנת 2003 על 54.2%, בדומה לשיעור ברביע האחרון של שנת 2002 – לעומת עלייה ניכרת לשיעור של 54.6% ברבעון הראשון של שנת 2003. העלייה בשיעור ההשתתפות ברבעון הראשון של השנה הביא לעליה חדה באבטלה לרמה של 10.8%, עם ירידה מועטת בלבד ברביע השני לרמה של 10.6% – עדיין רמה גבוהה משיעור האבטלה בשנת 2002, 10.3%.

מספר המועסקים במשק גדל מאז תחילת השנה ב־48 אלף מועסקים, בענף השירותים העסקיים נרשמה עלייה של כ־18 אלף מועסקים, רובם בעיסוקי שמירה ואבטחה.


שיעור האבטלה ומספר המועסקים: 1995-2003
נתונים רבעוניים, מנוכי עונתיות
מועסקים
שיעור אבטלה
אלפי מועסקים
שיעור אבטלה באחוזים
2,350
2,300
2,250
2,200
2,150
2,100
2,050
2,000
1,950
1,900
1,850
12.5
12.0
11.5
11.0
10.5
10.0
9.5
9.0
8.5
8.0
7.5
7.0
6.5
6.0
1.95 2.95 3.95 4.95 1.96 2.96 3.96 4.96 1.97 2.97 3.97 4.97 1.98 2.98 3.98 4.96 1.99 2.99 3.99 4.99 1.00 2.00 3.00 4.00 1.01 2.01 3.01 4.01 1.02 2.02 3.02 4.02 1.03 2.03
מקור: הלשכה המרכזית לסטטיסטיקה

השכר

השכר הריאלי במגזר העסקי המשיך לרדת בשבעת החודשים הראשונים של 2003 ברוב ענפי המשק, ובממוצע הוא ירד ב־1.9% לעומת ינואר־יולי אשתקד. בשנת 2002 ירד השכר הריאלי במגזר העסקי בשיעור חד של 6.7%. ירידת השכר התרחשה בעיקר בענפי הבנקאות, הבינוי, הביטוח והמוסדות הפיננסים – ענפים בהם התרחבה בתקופה זו התעסוקה. ירידת השכר החדה בשנת 2002, והמשכה בשנת 2003, הן תוצאה של צעדי ההתאמה שביצע המגזר העסקי על מנת להתמודד עם המיתון במשק.

השכר הריאלי במגזר הציבורי ירד גם הוא בחודשים ינואר-יולי של שנת 2003, בהשוואה לתקופה המקבילה אשתקד, בשיעור של 4.3%. ירידה זו חלה למרות תוספת היוקר ששולמה בחודש ינואר 2003, והיא מוסברת בעיקר במימושו של הסכם הפחתת השכר עליו חתמו ההסתדרות הכללית החדשה ומשרד האוצר בעקבות התכנית להבראת כלכלת ישראל, וכן עקב תשלומים חד פעמיים בתחילת שנת 2002 וניכויי שכר עקב השביתות במגזר הציבורי בחודשים אפריל ומאי 2003.


התפתחות השכר הריאלי לפי מיגזרים: 1989–2003*
1989=100
135
130
125
120
115
110
105
100
95
90
מדד
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003*
* אומדן אגף התקציבים
שכר ציבורי
שכר עסקי
מקור: הלשכה המרכזית לסטטיסטיקה

מאזן תשלומים וסחר חוץ

ברבעון הראשון של שנת 2003 הסתכם העודף בחשבון השוטף של מאזן התשלומים, המשקף עודף בהעברות שוטפות ובחשבון השירותים, ב־0.6 מיליארד דולר – לעומת גירעון של 0.2 מיליון דולר בתקופה המקבילה בשנת 2002.

החשבון השוטף של מאזן התשלומים השתפר משמעותית בשנים 1996-1998 כתוצאה מהאצת היצוא של ענפים עתירי יידע, שיפור תנאי הסחר של ישראל והמיתון שהביא לריסון היבוא. בשנת 1999 חלה תפנית במגמה זו, בעיקר בעקבות גידול נכבד ביבוא סחורות ושירותים – כתוצאה מגידול מהיר בייבוא מוצרי השקעה.

יצוין, כי התפתחות סחר החוץ ברביע הראשון לוותה בשיפור בתנאי הסחר – בשל היות העלייה במחירי היצוא מהירה מזו של מחירי היבוא.


הגרעון בחשבון השוטף של מאזן התשלומים: 1992–2002
במיליוני דולרים
מליוני דולרים
0
-1,000
-2,000
-3,000
-4,000
-5,000
-6,000
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
מקור: הלשכה המרכזית לסטטיסטיקה

שער החליפין

במהלך שנת 2003 נמשך הייסוף בשער החליפין של השקל מול הדולר, תהליך שהחל במחצית שנת 2002 – לאחר העלאות הריבית שביצע בנק ישראל. שיאו של הייסוף הגיע במהלך יולי 2003, כאשר שער הדולר היה נמוך ב־11.5% לעומת יוני 2002. הורדות הריבית המתונות במהלך שנת 2003 לא עצרו ייסוף זה בשער החליפין, שהתרחש גם בעקבות מתן הערבויות האמריקניות והשיפור במצב הבטחוני – לרבות סיומה המהיר של מלחמת עיראק.


שער החליפין של השקל מול סל המטבעות: ינואר 1995 – אוגוסט 2003
ש"ח
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
01/95 03/95 06/95 08/95 11/95 02/96 04/96 07/96 10/96 12/96 03/97 06/97 08/97 11/97 02/98 05/98 07/98 10/98 12/98 03/99 06/99 08/99 11/99 02/00 04/00 07/00 10/00 12/00 03/01 05/01 08/01 11/01 01/02 04/02 07/02 09/02 12/02 02/03 05/03 08/03
מקור: בנק ישראל

המדיניות המוניטרית

בנק ישראל המשיך לנקוט במדיניות מוניטרית מרסנת יחסית במהלך שנת 2003. ברבעון השני, לאחר אישור התכנית הכלכלית ומתן הערבויות האמריקניות, החל בנק ישראל בתהליך של הפחתת ריבית בקצב מתון. מאז דצמבר 2002 מסתכמת ההפחתה המצטברת בריבית בנק ישראל ב־3.0 נקודות אחוז. מדיניות מוניטרית מרסנת זו תרמה לשיעור הנמוך של האינפלציה, וכאמור – לייסוף בשער החליפין. מדינות העולם המשיכו בשנת 2003 במדיניות מוניטרית מרחיבה, ריבית ה־Fed (הבנק המרכזי) בארה"ב ירדה במהלך שנת 2003 והיא עומדת בחודש אוקטובר על 1.0% בלבד. פער הריביות בין ריבית בנק ישראל לריבית ה־Fed עמד בחודש אוקטובר על 6.1 נקודות אחוז.

בחודשים ינואר־יולי לא חל שינוי בכמות אמצעי התשלום (M1) במשק, ובהשוואה לחודש יולי 2002 נרשמה אף ירידה של 2.0% בכמות אמצעי התשלום.


שערי הריבית הריאליים על מקורות בנק ישראל, 2003–1995
הריבית הנומינלית בניכוי הציפיות האינפלציוניות
באחוזים
ממוצעי השנים
אחוזים
9
7
5
3
1
-1
1.95
4.95
7.95
10.95
1.96
4.96
7.96
10.96
1.97
4.97
7.97
10.97
1.98
4.98
7.98
10.98
1.99
4.99
7.99
10.99
1.00
4.00
7.00
10.00
1.01
4.01
7.01
10.01
1.02
4.02
7.02
10.02
1.03
4.03
7.03
מקור: בנק ישראל

אינפלציה

בשמונת החודשים הראשונים של שנת 2003 ירד מדד המחירים לצרכן ב־1.0%, לעומת עלייה של 6.6% בינואר־אוגוסט אשתקד. ירידה זו במדד נובעת השנה בעיקר מהייסוף בשער החליפין של השקל וסביבת הפעילות הריאלית הממותנת. המדיניות המוניטרית המרסנת צפויה להביא לכך שהאינפלציה בשנת 2003 תהיה נמוכה מהיעד של 1.0%–3.0% שקבעה הממשלה.


שיעור השינוי במדד המחירים לצרכן
כל חודש לעומת קודמו אשתקד
באחוזים
אחוזים
7
6
5
4
3
2
1
0
-1
-2
08/1999
10/1999
12/1999
02/2000
04/2000
06/2000
08/2000
10/2000
12/2000
02/2001
04/2001
06/2001
08/2001
10/2001
12/2001
02/2002
04/2002
06/2002
08/2002
10/2002
12/2002
02/2003
04/2003
06/2003
08/2003
מקור: הלשכה המרכזית לסטטיסטיקה

הגירעון בתקציב

בשנת 2002 הסתכם הגירעון הכולל של הממשלה (ללא אשראי) ב־3.86%, גירעון שהורכב מגירעון של 3.59% בפעילות המקומית ומגירעון של 0.27% בפעילות בחו״ל. המיתון הכלכלי במשק הביא לפגיעה קשה ומתמשכת בהכנסות המדינה ממסים. הירידה בגביית המסים שהחלה בשנת 2001 ונמשכה גם בשנים 2003-2002. על מנת לעמוד ביעד הגירעון לשנת 2002, נקטה הממשלה במדיניות פיסקלית אחראית. זו מצאה את ביטויה הן ביישום תכנית החירום הכלכלית לשנים 2003-2002, מחודש אפריל 2002, והן בתכנית להבראת כלכלת ישראל מחודש מארס 2003 – אז החליטה הממשלה על התאמות בתקציב המדינה בהיקף כולל של כ־9 מיליארד ש״ח, על מנת להקטין את הגירעון הממשלתי ולבלום את הידרדרות המשק. בשנת 2003 צפויה חריגה מיעד הגירעון והוא צפוי לנוע בין 5% ל־6% תמ״ג, כאשר עיקר החריגה נובע מהירידה בהכנסות המדינה ממסים.

משרד הביטחון

תקציב משרד הביטחון ברוטו לשנת 2004 מסתכם בכ־46.9 מיליארד ש"ח.

דגשים לתקציב 2004

נוכח המצב הביטחוני מאז חודש ספטמבר 2000, הוקצו למשרד הביטחון בשנים 2002-2000, משאבים נוספים בהיקף מצטבר של כ־7 מיליארדי ש"ח. בתקופה האמורה, מומנה הקצאת המשאבים לביטחון באמצעות הפחתה בתקציבי משרדי הממשלה האחרים – ובפרט בתשלומי העברה, על כל המשתמע מכך לגבי רמת השירות לאזרחים והיכולת לקבוע סדרי עדיפות בתקציב המדינה.

עם הכנת תקציב 2003, נוכח המצב הכלכלי ועל אף המשכות המצב הביטחוני נדרשה הממשלה לכלול גם את תקציב משרד הביטחון במסגרת המדיניות הפיסקלית המרסנת. לפיכך, הופחת בסיס תקציב הביטחון והיקף התוספות בהרשאה להתחייב (שתמומן בשנים הבאות) הוקטנו משמעותית לעומת השנים 2002-2001. הווה אומר, כי היקף הפעילות המתוקצב בתקציב הביטחון הופחת בכ־3 מיליארד ש"ח בשנת 2003 לעומת שנת 2002.

בדיוני תקציב המדינה לשנת 2004, ובהמשך להנחיות ראש הממשלה בנושא, החליטה הממשלה על קיצוץ נוסף בתקציב הביטחון, שמשמעותו ירידה נוספת של כ־3.5 מיליארד ש"ח, לעומת רמת הפעילות בשנת 2003. הואיל ובשנת 2004 מתוקצבים סכומים הן בגין פעילות בשנים הקודמות והן תקציב בהיקף משמעותי לנושא מכשול מרחב התפר, אין הירידה האמורה מתבטאת בהפחתה משמעותית של סך התקציב. בהתאם להחלטת ראש הממשלה ממרץ 2003, על תוואי של ירידה בתקציב הביטחון, צפויה הפחתה נוספת של מיליארד ש"ח בתקציב הביטחון לשנת 2005.

במהלך 2003 קיבלה ישראל סיוע אמריקני בסכום של מיליארד דולר. מתוך סכום זה הומרו 260 מיליון דולר לשקלים וישמשו לרכש בארץ. היתרה, בסכום של 740 מיליון דולר, תשמש לרכש והצטיידות בארה"ב.

יעדי התקציב

תקציב משרד הביטחון מנוהל על פי עיקרון של תקציב מסגרת, שמשמעותו, כי מערכת הביטחון מוסמכת להקצות את מקורות התקציב בין המשימות השונות. לעיקרון זה משמעות רבה, בעיקר במצב הכלכלי והביטחוני הנוכחי. לתקציב הביטחון שלושה יעדים מרכזיים:

- **מוכנות** – שהיא, בפשטות, הכנת הצבא למלחמה הקרובה, אם תהיה כזאת. התקציבים המופנים

למוכנות נועדו לממן, בין השאר, רכש של חלקי חילוף, את שמירת כשירותו של חיל האוויר, את מלאי התחמושת וכיוצ"ב.

- **התעצמות** – שהיא ההשקעה במלאי ההון הביטחוני העתידי. מטרתה לתת מענה לאיומים נחזים, קיימים ועתידיים, באמצעות מחקר ופיתוח וכן הצטיידות באמצעים שיעמדו לרשות המערכת בטווח של מספר שנים.

- **פעילות שוטפת וביטחון שוטף** – המתבטאים בעלויות ההחזקה ופעילות הביטחון השוטף היומיומית של מערכת הביטחון וכן בהוצאות על שכר, אגף השיקום וגימלאות.

נוכח היקף ההפחתה בתקציב הביטחון מחוייבת כיום מערכת הביטחון לבחון את היקף ההוצאה בכל אחד מהתחומים האמורים, במטרה ליצור תכנית להקטנתה. ברם, יש חשיבות לתמהיל על פיו מיושמת ההפחתה התקציבית. בראש ובראשונה יש להפחית את רמת ההוצאה בתחומי הקיום השוטף ועלויות כוח האדם.

הוצאות התקציב לפי המטבע

להבדיל מתקציבי משרדי ממשלה אחרים, קיימים בתקציב הביטחון מקורות שונים: תקציב (מקומי) בשקלים, תקציב במטבע חוץ וכן משאבים ריאליים (דוגמת חיילים בשירות חובה, בהתאם לחוק שירות ביטחון). חלוקת תקציב ההוצאה נטו, לפי סוגי המטבע, היא כדלקמן:

בשקלים	29.897 מיליארד ש"ח.
במטבע חוץ, מהסיוע האמריקני	11.446 מיליארד ש"ח.
במטבע חוץ, ממקורות המשק	679.2 מיליון ש"ח.

סך תקציב ההוצאה נטו, במונחים שקליים, הוא כ־42 מיליארד ש"ח – כולל תקציב בהיקף של כ־1.2 מיליארד להקמת מכשול מרחב התפר.

כן מתוקצבת הוצאה מותנית בהכנסה, המהווה מקור תקציבי לכל דבר, בהיקף של 4.88 מיליארד ש"ח. עיקר ההכנסות הן ממכירת ציוד ושירותים ומתקבולים שונים.

תקציב הביטחון כשיעור מהתמ"ג

שיעור תקציב הביטחון מהתמ"ג גבוה בישראל פי שלושה ויותר מאשר במדינות המערב, המהוות יעד לייצוא הישראלי והמתחרות במוצריהן עם מוצרים מתוצרת הארץ. מאז אמצע שנות השמונים הייתה מגמת ירידה בשיעור תקציב הביטחון מהתמ"ג; אולם, מגמה זו התהפכה בשנים 2001-2003. יש לציין, כי

בשנים אלה, הוביל המצב הביטחוני לגידול גם בהוצאות ביטחון אחרות, כגון ביטחון הפנים, הגנת העורף, והוצאות אבטחה במגזר הפרטי והציבורי.

התמ"ג החזוי לשנת 2004 הוא כ־516 מיליארד ש"ח ומבטא אומדן צמיחה של כ־2.5%. שיעור תקציב משרד הביטחון נטו מהתמ"ג החזוי בשנת 2004, עומד אפוא, על כ־8.17%, כאשר חלקו מסך תקציב המדינה, ללא מתן אשראי נטו, הוא כ־19.7%.

כאמור, מלבד ההוצאות בגין תקציב משרד הביטחון ישנן למשק עלויות ביטחון נוספות – כגון תקציבי פיקוד העורף, הקרן לקליטת חיילים משוחררים, המשרד לביטחון הפנים וגופי ביטחון נוספים; ולכל אלה נוספים, עלות החלופה של חיילי חובה (הפער בין מסלול ה"שכר", בשירות חובה לבין השכר בשוק, שהיו חיילי שירות החובה משתכרים אלמלא היה שירות חובה) ושל אנשי המילואים, הסיוע לתעשיות ביטחוניות שבמשבר, מלאי החירום וכיוצ"ב. סך כל ההוצאה הביטחונית הזו כשיעור מהתמ"ג מגיע לכ־10.5%. הוצאות הביטחון הגבוהות של מדינת ישראל, לעומת מדינות מערב אירופה וארה"ב, הן פועל יוצא של האיומים הביטחוניים הניצבים בפניה. עם זאת, חוזרת ונשאלת כיום השאלה: האם ניתן לקיים לאורך זמן את ההיקף הנוכחי של ההוצאה לביטחון, ובמיוחד בתקופה של ירידה בתמ"ג לנפש או, שמא, יש מקום להפחתה משמעותית בהוצאות אלה בהתחשב בשינויי המצב באזור. מובן, כי רמת הוצאה גבוהה לביטחון פוגעת ביכולת להקצות תקציבים לנושאים אחרים או, לחלופין, להוריד את נטל המיסוי.

השינויים בתקציב הביטחון לשנת 2004

השינויים בתקציב הביטחון לשנת 2004 מתחלקים לארבע קבוצות עיקריות:

- הפחתת התקציב בהתאם להחלטת הממשלה בדבר המדיניות הפיסקלית לשנת 2004.
- הקצאת משאבים לתקצוב הקמת מכשול מרחב התפר (גדר).
- תוספות והפחתות הנובעות מסיכומים רב־שנתיים בין המשרדים.
- מימוש סיכומים מהשנים 2003-2001 בנושא תוספות לתקצוב פעילות "גאות ושפל" (הלחימה בטרור הפלסטיני) והערכות ומוכנות.

השינויים בתקציב הביטחון לשנת 2004
על בסיס תקציב מקורי לשנת 2003
(באלפי ש״ח, במחירי 2004)

סך תקציב הביטחון המקורי לשנת 2003	**39,258,489**
תוספות לפי החלטת רוה״מ ממרץ 2003 על עדכון תקציב הביטחון לשנים 2003-2005	2,250,000
תוספת בגין מימון פעילות בשנים 2003-2005	1,000,000
הפחתה של פריסת מימון בגין פעילות בשנים 2001-2002	(-1,606,219)
הפחתות רוחביות בהתאם להחלטות ממשלה	(-756,998)
הפחתה בתקציב הביטחון על פי החלטת ממשלה (ממאי 2003)	(-300,000)
הפחתה על פי החלטת ממשלה על הרכב התקציב לשנת 2004	(-830,000)
תוספת בגין עדכון דמי קיום לחיילי חובה בעת תשלום תוספת יוקר	80,000
תוספת בגין גמלאות צבא קבע	195,743
תוספת בגין הגידול בסיוע האמריקני	246,694
תוספת לאגף שיקום בגין גידול במספר הזכאים	29,520
העברות מסעיפים אחרים בתקציב המדינה ונושאים טכניים	651,496
תוספת לנושאים שונים	304,825
תוספת למימון תוכניות להפחתת מספר משרתי הקבע	197,600
מימון נתח 2003 בהקמת ואחזקת מכשול מרחב התפר שלבים א׳, ב׳	608,000
הקצאת תקציב להקמת שלבים נוספים של מכשול מרחב התפר	600,000
סך תקציב הביטחון לשנת 2004	**42,118,610**

לפיכך, מסתכם גג תקציב הביטחון נטו לשנת 2004 על סך של כ־42 מיליארד ש״ח.

שינויים בשיא כוח האדם של עובדי משרד הביטחון

בהתאם להחלטות הממשלה על הפחתת 2% מכוח האדם במשרדי הממשלה במעבר בין שנת התקציב 2003 לשנת התקציב 2004, הופחתו 38 משרות מתקציב משרד הביטחון. בהתאם להסכם על שינוי מבני באגף שיקום (פיצול אגף שיקום לאגף המטפל בנכים ולאגף המטפל במשפחות שכולות והנצחה) התווספו בשנת 2003 30 משרות ובשנת 2004 יתווספו עוד 20 משרות. בהתאם להסכם על יישום המעבר מפנסיה תקציבית לפנסיה צוברת בשירות המדינה, יומרו 15 תקני עבודה בלתי צמיתה לשיאי כוח אדם. לפיכך יעמוד שיא כוח האדם של עובדי משרד הביטחון לשנת 2004 על 1,855 משרות.

מקורות תקציב הביטחון

מקורות להוצאה בארץ

כאמור, התקציב השקלי הישיר לשנת 2004 מסתכם בסך של כ־29.89 מיליארד ש״ח (מתוכם 1.2 מיליארד ש״ח למכשול מרחב התפר). מלבד התקציב השקלי הישיר עומדים לרשות משרד הביטחון, לצורך הוצאה בארץ, המרות לשקלים מן הסיוע הצבאי של ארה״ב. סכום ההמרות משמש ברובו לפיתוח טכנולוגיות ולרכש בתעשיות המקומיות.

בשנת 2004 ימיר משרד הביטחון סך של כ־570 מיליון דולר לשקלים, מתוך הסיוע הביטחוני הכולל של 2.17 מיליארד דולר, שהם שווי־ערך לכ־2.6 מיליארד ש״ח.

סך המקורות הישירים להוצאה בארץ בשנת 2004, נוכח האמור לעיל, הם כ־ 32.54 מיליארד ש״ח (לא כולל הוצאה מותנת בהכנסה בהיקף של כ־3.14 מיליארד ש״ח).

התפתחות תקציב משרד הביטחון*

במיליארדי ש״ח — תקציב מקורי**


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* מחירי 2004

** התקציב על שינויו, לא כולל העברות עודפים משנים קודמות

– נושאים ייעודיים בשנת 2004 – הסטות מסעיפים אחרים ונושאים טכניים

– לא כולל מכשול מרחב התפר

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מקורות להוצאה בחו״ל

מטבע חוץ על־חשבון הסיוע הביטחוני מארה״ב

בתקציב הביטחון לשנת 2004 נכללים, כאמור, 2.175 מיליארד דולר כסיוע צבאי אמריקני, מתוכם כ־1.6 מיליארד דולר המיועדים לרכישות בארה״ב, שהם שווי־ערך לכ־8.77 מיליארד ש״ח (שע״ח כולל מע״מ). היתרה, בסך של כ־570 מיליון דולר, תוּמַר, כאמור, למימון הוצאות בארץ. 5 מיליון דולר נוספים יומרו למטבעות אחרים לטובת רכש בחו״ל.

יש לציין, כי עד לשנת 1998 עמד היקף הסיוע הביטחוני מארה״ב על סך של 1.8 מיליארד דולר, מתוכו 1.325 מיליארד דולר לרכישות בארה״ב. מאז אותה שנה, גדל היקף הסיוע בהתמדה ־ בהתאם להצעת ממשלת ישראל לצמצם את הסיוע האזרחי ב־120 מיליון דולר מידי שנה, במקביל להגדלה של הסיוע הביטחוני ב־60 מיליון דולר בכל שנה. משמעות הבנה זו היא, כי תוך שנים ספורות יגדל תקציב הסיוע הביטחוני מ־1.8 מיליארד דולר ל־2.4 מיליארד דולר; ובמקביל לכך, ילך וייעלם כל הסיוע האזרחי (שכאמור, בשנת 1998 הסתכם ב־1.2 מיליארד דולר).

בשנת 2003 נתקבל סיוע אמריקני מיוחד בסכום של מיליארד דולר, מתוכו יומרו 260 מיליון דולר לשקלים וישמשו לרכש בישראל; היתרה תשמש לרכש בארה״ב.

מטבע חוץ מזומן ממקורות המשק

תקציב מטבע חוץ מזומן יעמוד בשנת 2004 על 130 מיליון דולר, שהם שווי־ערך לכ־679 מיליון ש״ח. התקציב משמש בעיקר למימון רכישות באירופה, ולהחזקת השליחים והנספחים בחו״ל.

מקורות נוספים בתקציב הביטחון

בנוסף למקורות הישירים לעיל, נהנה משרד הביטחון מהסדרי רכישה משופרים מהממשל האמריקני. הסדרים אלה מאפשרים חיסכון בהוצאות משרד הביטחון על רכש של אמצעי לחימה ועל הוצאות הפיתוח והניהול, שבשנת 2004 מוערך שוויים בעשרות מיליוני דולר.

תקציב ההוצאה המותנית בהכנסה

תקציב ההוצאה המותנית בהכנסה הוא תקציב לכל דבר ועניין. בשנת 2004 הוא יסתכם בכ־4.88 מיליארד ש״ח. ההכנסה של משרד הביטחון נובעת, בין היתר, מהנושאים הבאים:

- עסקאות יצוא ומכירת ציוד ושירותים.
- פרויקט פינוי מחנות צה״ל.

- ריבית על הפקדה מראש – החל משנת 1991 מופקדים מראש כספי הסיוע האמריקני בחשבון על שם מדינת ישראל בארה״ב. חשבון זה צובר ריבית המיתוספת לסיוע. בשנת 2003 נאמדה ההכנסה מריבית בכ־120 מיליון ש״ח.

תקציב ההרשאה להתחייב

סך תקציב ההרשאה להתחייב לשנת 2004 הוא 31.2 מיליארד ש״ח כלהלן:

הרשאה להתחייב במטבע מקומי

תקציב ההרשאה להתחייב במטבע מקומי משמש להתקשרויות ארוכות־טווח עם התעשיות הביטחוניות וחברות נוספות. תקציב זה לשנת 2004 הוא כ־20.2 מיליארד ש״ח.

הרשאה להתחייב במטבע חוץ

תקציב ההרשאה להתחייב במטבע חוץ לשנת 2004 הוא כ־11.04 מיליארד ש״ח, כלהלן:

- **תקציב מט״ח סיוע רגיל** – בסך של כ־10.5 מיליארד ש״ח עבור התקשרויות רב־שנתיות, שמימונן ייעשה בשנים עתידיות באמצעות מט״ח הסיוע הביטחוני האמריקני.

- **תקציב מט״ח מזומן** – בסך של כ־495 מיליון ש״ח עבור התקשרויות לרכישת פריטים באירופה.

מקורות ריאליים בתקציב הביטחון

כאמור, מעבר למקורות שפורטו לעיל, עומדים לרשות המשרד מקורות נוספים - כגון חיילים בשירות חובה, תדרים וקרקעות, אשר הוקצו למשרד הביטחון לצורך ביצוע משימותיו. קיומם של מקורות אלה מאפשר פינוי משאבים בתוך תקציב הביטחון, כמוצג להלן:

חיילי חובה

מתחילת שנות התשעים גדל משמעותית מספרם של חיילי חובה המגוייסים לצה״ל, כתוצאה מהגידול במחזורי הגיוס – שהוא פועל יוצא של הזינוק בשיעורי העלייה והגידול באוכלוסייה הישראלית. בהיות תקציב הביטחון תקציב מסגרת, ונוכח קיומם של מנגנוני הַתְמָרָה בתקציב, הוּמַר כוח אדם יקר (אנשי קבע, אזרחים עובדי צה״ל ואנשי מילואים) בכוח אדם יקר פחות (חיילי חובה). הודות לכך פונו מקורות פנימיים בתקציב הביטחון, בהיקף של יותר משני מיליארד ש״ח לשנה.

משאבים נוספים

כפי שבא לידי ביטוי בהסדר פינוי מתנות צה״ל ובהסדר פינוי תדרים, המדינה מעמידה לרשות מערכת

הביטחון משאבים בעלי ערך כלכלי, כמו קרקע או תחומי תדרים, אשר ייעול השימוש בהם מאפשר הקצאת מקורות לתקציב הביטחון יחד עם קידום פרויקטים ונושאים לטובת המגזר האזרחי.

מכשול מרחב התפר

החל מאפריל 2002 אחראי משרד הביטחון להקמת מכשול מרחב התפר, בהתאם להחלטת הממשלה. המשרד מרכז את הפעילות להקמת המכשול, הן מהיבטיו הבטחוניים־מבצעיים והן מהיבטי התשתית, בהתאם לתוואי אותו מאשר הדרג המדיני. במשרד הביטחון הוקמה מנהלת מרחב התפר, האחראית לניהול הקמתו של הפרוייקט בידי קבלני הביצוע.

עד כה סוכם בין משרד הביטחון למשרד האוצר תקציב להקמת שלב א׳ של המכשול (סאלם־אלקנה), שהסתיימה במהלך קיץ 2003, בהיקף של 1.27 מיליארד ש״ח (לא כולל הסדרי מקרקעין). כן סוכם התקציב לשלב ב׳ (סאלם־הר בזק), שאמור להסתיים במהלך שנת 2004, בהיקף תקציבי כולל של 455 מיליון ש״ח (לא כולל הסדרי מקרקעין). להשלמת התשלומים בגין הקמת קטעים אלו ולאחזקתם מוקצים 608 מיליון ש״ח בתקציב 2004. עוד 600 מיליון ש״ח מוקצים, בשלב זה, להקמת השלבים הבאים של המכשול: מאלקנה למחנה עופר, השלמת עוטף ירושלים והקטע מהר בזק לטירת צבי. הקצאת תקציבים נוספים תחייב החלטת ממשלה בדבר המקור לתקציבים אלה. הקמת כל המכשול והמעברים תחייב הקצאת תקציב בהיקף של מיליארדי ש״ח נוספים.

נושאים נוספים בתקציב הביטחון

גימלאות צבא קבע

תקופת השירות הקצרה בצה״ל (גיל הפרישה הממוצע כיום הוא כ־44 שנים), והרצון להבטיח פרישה מכובדת בתום השירות מחייבים הקצאת תקציב גדל והולך למימון גמלאות אנשי הקבע. המגמות המוצגות בתרשים מלמדות, כי תקציב הגמלאות יעלה מכ־3.5 מיליארד ש״ח בשנת 2004 (כ־1.5 מיליארד בראשית שנות התשעים) לרמה של יותר מ־5 מיליארד ש״ח תוך שנים ספורות.

פנסיה צוברת

לאור האמור לעיל, החליטה הממשלה במסגרת דיוני תקציב 2003, להקים צוות משותף למשרד הביטחון ולמשרד האוצר, אשר אמור היה לסכם עד לסוף שנת 2002 את נושא המעבר לפנסיה צוברת, במטרה ליישמו החל מאוגוסט 2003. בדיוני תקציב 2004 החליטה הממשלה כי חיילים, אשר יתחייבו לשירות קבע החל מיום 1 בינואר 2004, ייקלטו למסלול של פנסיה צוברת ויחלו להפריש לקופת פנסיה החל מיום 1.4.2004. הממשלה הטילה על שרי האוצר והביטחון לסכם את פרטי המעבר. אם יוותרו נושאים במחלוקת


התפתחות ביצוע תקציב הגמלאות של משרתי הקבע
והתחזית לשנים הבאות
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עד ליולי 2004 הם יובאו להכרעת ראש הממשלה. בין הנושאים המחייבים התייחסות נמצאים מודל השירות (גיל פרישה) והממשקים של קרנות הפנסיה עם אגף שיקום.

במסלול הפנסיה הצוברת מפרישים, כל חודש, הן המעביד והן העובד – שיעור קבוע ממשכורתו של העובד לקופת הפנסיה. שיטה זאת מרחיבה את הראיה הכלכלית של העסקת עובדים באופן שתכלול גם את ההיבט הפנסיוני, שכן בשיטה זו גלומה העלות הפנסיונית בשכרם השוטף של העובדים – מה שמחייב הקצאה מראש של מקורות ריאלים למימון הפנסיה העתידית. מצב זה שונה משיטת הפנסיה התקציבית, בה העסקת עובדים בהווה דוחה לעתיד חלק ניכר, ולא תמיד ידוע, ממשמעויותיה התקציביות.

מהלך זה, של העברת אנשי הקבע החדשים למסלול של פנסיה צוברת יחד עם העברת השוטרים הסוהרים ועובדי שירותי הביטחון, משתלב עם המהלך הכולל – של קליטת כל המצטרפים החדשים לשירות המדינה במסלול של פנסיה צוברת, והבטחת זכויותיהם במסגרת של קרנות פנסיה.

החלת מודל הפנסיה הצוברת על אנשי הקבע תיתן מענה גם לאותם אנשי קבע המסיימים את שרותם לפני הגיעם לגיל הפרישה – כלומר, משתחררים לפני גיל 40. כיום זכאים אנשי קבע אלה רק לפיצויים, עם סיום שרותם.

במהלך שנת 2003 יושמה החלטת הממשלה בדבר קביעת שיעור צבירה פנסיוני אחיד של 2% לכלל משרתי הקבע, במקביל למתן תוספת שכר למפקדים לוחמים.

גיל הפרישה

מהלך נוסף שנדרש, ושישפיע, כבר בטווח הקצר, על היקף תקציב הגמלאות הוא העלאת גיל הפרישה מצה"ל – אגב קביעת הבחנה בין תפקידים שונים לגבי גיל הפרישה: אנשי קבע מהמערך הלוחם יפרשו בגיל צעיר יחסית, ואילו אנשי קבע בתחומים מקצועיים ולוגיסטיים יפרשו בגיל מבוגר יותר, כך שיוכלו לתרום למערכת במשך תקופה ארוכה יותר – הן מהשכלתם והן מניסיונם המקצועי. בהתאם להחלטת הממשלה ממרץ 2003, יציג משרד הביטחון למשרד האוצר, עם סיום עבודתה של "ועדת עמוס מלכא" לבחינת מודל שירות הקבע את מסקנותיה.

שינויים מבניים

בשנים האחרונות הגיעו משרד האוצר ומשרד הביטחון למספר סיכומים עם משמעות כלכלית, כדי להגדיל את התקציבים המופנים לרכש ולהתעצמות ביניהם:

הסכמים להפחתת כוח אדם המשרת בקבע

ההכרח להקטין משמעותית את תקציב הביטחון הביא את משרדי הביטחון והאוצר להסכים על הפחתה משמעותית של כוח האדם בגילאי הביניים (גילאי 27-38). לפי הסכמה זו יזכו משתחררים אלה בתנאי שחרור מועדפים, כאשר משרד האוצר משתתף במימון עלות התוכנית.

כן הושגה בין המשרדים הסכמה המאפשרת לצה"ל להגדיל את מספר הפורשים לגמלאות בשנים 2006-2003, כחלק מהתכנית לצמצום סד"כ צה"ל. בהתאם לסיכום יופחת, החל משנת 2007, מספר הפורשים בצורה משמעותית.

אבן יסוד בהסכמים אלה היא ירידה קבועה במספר אנשי הקבע בכלל, ובפרט במספר אנשי ה"קבע המובהק" – משרתי הקבע מתקן רס"ן ומעלה. ההפחתה תתבצע בהוצאת אנשי קבע לגמלאות והפסקת שירותם של משרתי קבע בגילאי הביניים (27-38), יחד עם צמצום בהיקפי הכניסה ל"קבע מובהק".

פינוי מחנות צבא ממרכזי הערים

החלטת ממשלה מאוגוסט 1993 מחייבת את צה"ל לפנות מחנות ממרכזי הערים, בשיתוף עם משרדי הביטחון, האוצר, השיכון, הפנים ומינהל מקרקעי ישראל. מטרת החלטה זו, להעתיק את מחנות צה"ל ממרכזי האוכלוסיה, ולייעד את הקרקע המתפנה לשימושים אזרחיים – בעיקר למגורים, תיירות, מסחר

ותעשייה – ובלבד שקיימת כדאיות כלכלית לפינוי, כלומר שהתקבולים משיווק הקרקע יהיו גבוהים מעלויות העברת המחנה. מלבד זה שפינוי המחנות מגדיל את היצע הקרקעות לבנייה באזורי ביקוש, הוא גם מעמיד לרשות הצבא מחנות חדשים ויעילים יותר, הממוקמים פונקציונלית יותר, בהתאם לצרכיו העכשוויים. עד כה פונו בפועל, או סוכם סופית על פינויים, של כ־35 מחנות צה"ל.

כיום נבחנת גם העתקתם של בסיס חיל האוויר מנתב"ג לנבטים, ובסיסי הדרכה מצריפין לצומת הנגב. כן סוכם לערוך בדיקת היתכנות להעתקת מחנות חמ"ן לאזור הדרום. פרט ליתרונות שפורטו לעיל, נודעת להעתקת מחנות צבאיים לנגב גם משמעות לפיתוחו – בין השאר הודות להגדלת הפוטנציאל של תעסוקה בת קיימא באזור. וכך, מהלך זה מתייחס לתועלת הכלכלית הרחבה יותר שבהעתקת המחנות – קרי, לא רק על פי ההכנסות משיווק הקרקע אלא גם על פי היתרונות הטמונים בהעתקתם לאזור הדרום של מוקדי תעסוקה ניכרים, יחד עם אוכלוסיה מבוססת כלכלית. במהלך מעין זה ישנה חשיבות ליצירת מסה קריטית של מחנות וכוח אדם המועברים לדרום – הן מהיבט התועלת הכלכלית והן מן ההיבטים הצבאיים של העתקת מוקד פעילות צה"לית לאזור זה.

פינוי תדרים בשימוש צבאי והעברתם לשימוש אזרחי

בנושא זה היו שני סיכומים בין המשרדים: הראשון, משנת 1997 – על סך של 247 מיליון ש"ח; השני, משנת 1999 – על סך של 1.25 מיליארד ש"ח. תוספות תקציב אלה מיועדות לביצוע מחקר ופיתוח ולרכישת ציוד, אשר יופעל בתחומי תדרים חליפיים, אשר הועמדו לרשות משרד הביטחון. נתח התקציב לשנת 2004 לפינוי התדרים הוא כ־204 מיליון ש"ח.

סיכומים תקציביים נוספים מן השנים האחרונות

- תוספת לחיזוק נושאים במערך האסטרטגי.
- תוספת לתקציב המחקר והפיתות.
- תוספת לאגף טכנולוגיה ולוגיסטיקה לצורך התייעלות, העלאת רמת הכשירות והגדלת המלאי.
- הסכם תקציבי לפיצוי אגף השיקום בגין גידול מספר הזכאים ועלויות השיקום.
- הסדר חיסכון בימי מילואים.
- תוספת משאבים לחיזוק מערך המילואים.

החלטות ממשלה נוספות

להלן פירוט של מספר החלטות ממשלה שהתקבלו בשנת 2003 הנוגעות לתקציב הביטחון:

העברת גמלאות עובדי משרד הביטחון לתקציב הביטחון

בהחלטת ממשלה מיולי 2002 נקבע, כי על משרד הביטחון לבחור בין העברת ביצוע תשלומי גמלאותיהם של עובדי משרד הביטחון למינהלת הגמלאות במשרד האוצר לבין העברת תקציב זה למשרד הביטחון. בהמשך להודעת מנכ״ל משרד הביטחון, סוכם שתקציב גמלאות עובדי המשרד, בהיקף של כ־280 מליון ש״ח, יועבר לתקציב הביטחון – סיכום המיושם כבר בשנת 2003 ובא לידי ביטוי בהצעת התקציב לשנת 2004.

דמי ביטוח בריאות של משרתי הקבע

בהחלטת ממשלה מיולי 2002 נקבע, כי שיעור תשלום דמי ביטוח הבריאות של משרתי הקבע יושווה לזה של כלל האוכלוסיה – החלטה שעוגנה בתיקון חקיקה. בפועל, הוחל ביישום ההחלטה החל מיולי 2003 – לאחר שנקבע, בהתאם להנחיית ראש הממשלה, להעלות את השיעור של דמי ביטוח הבריאות שלהם, אם כי שיעור זה טרם הושווה למה שמשלמים כל העובדים.

הפחתת השכר במגזר הציבורי

בהתאם להחלטת הממשלה ולהסכם עם ההסתדרות הופחת, החל משנת 2003, השכר בכלל המגזר הציבורי – הפחתה שיושמה גם במערכת הביטחון. אולם בהסכמה בין משרדי האוצר והביטחון סוכם, כי ההפחתה למשרתי הקבע ברמת פעילות א׳ ו־א׳+ (לוחמים) תהיה נמוכה יותר (בממוצע בכ־20%) מההפחתה בשאר המגזר הציבורי – בהתאם לרמת השכר שלהם.

שינויים במיסוי פנסיה מוקדמת

בדיוני התקציב לשנת 2004 החליטה הממשלה על כמה שינויים בכללי המיסוי החלים על מקבלי פנסיה מוקדמת במשק. כך נקבע, כי יופחת הפטור ממס הכנסה על מענק פרישה, יבוטל הפטור ממס על קצבה למי שבפנסיה מוקדמת, ויושוו שיעורי הביטוח הלאומי ודמי ביטוח הבריאות שמשלמים מי שיצאו לפנסיה מוקדמת לשיעורים שמשלמים כל העובדים. החלטות אלה תקפות גם לגבי פורשים משירות קבע, אף כי נקבע שלגבי אנשי כוחות הביטחון יצומצם הפטור ממס הכנסה על היוון הקצבה בהדרגה, בהתאם לשנת הלידה של הפורש.

מוקדי התייעלות וחיסכון

כדי לאפשר עמידה ביעדים הפיסקליים של הממשלה יש לבצע שינויים ולנקוט צעדים נוספים. חלקם כבר בתהליכי ביצוע, אך יש להגבירם ולעודדם:

חיסכון בעלויות כוח אדם

הורדת עלויות כוח האדם היא צעד חיוני, לא רק בטווח הקצר בגלל ההכרח בהפחתה התקציבית – אלא גם בטווח הארוך, על מנת לפנות מקורות להתעצמות ומוכנות. בתחום זה נדרשת פעילות בשני מישורים כאחד: יש להקטין את היקף כוח האדם כמו גם את עלותו (שכר ותנאי שירות).

כאמור לעיל, הפחתת היקפי כוח האדם בצבא הקבע כבר נמצאת בתהליך כמו גם הפחתת השכר בכלל המגזר הציבורי. עם זאת, נוכח מגבלות התקציב, יש להגביר את קצב ההתקדמות בתחומים אלו ולהאיצה.

הוצאת פעילויות מצה"ל אל המגזר האזרחי

צה"ל מבצע כיום פעילויות רבות, לוגיסטיות ותומכות לחימה כאחד, שניתן לבצען באמצעות המגזר הפרטי ביעילות רבה יותר – וזאת מן ההיבטים הכלכליים, התפעוליים והתקציביים כאחד. הוצאת פעילויות אלה מצה"ל תפנה משאבים לטובת התעצמותו של הצבא. יתירה מזו, ביצוע פעילויות אלה בידי גופים אזרחיים, המתמחים בהם, גם תשפר את התפוקות המושגות.

המצב הנוכחי מחייב ביצוע פעילות זאת בהיקף נרחב. דוגמא לכך היא הפרטת פעילות המבוצעת במרכזי האחזקה והשיקום (מש"אות) ובתחומים נוספים.

נושאי התייעלות נוספים

לבד מהנושאים שפורטו לעיל, קיים פוטנציאל לצמצום ולהתייעלות במערכים האזרחיים והלוגיסטיים בפעילות משרד הביטחון וצה"ל. לדוגמא, ייעול עבודת אגף השיקום, צמצום כוח האדם והתקורות במשרד הביטחון, צמצום מספר המשלחות של צה"ל ומשרד הביטחון (איחוד משלחות באירופה) ומספר המועסקים בהן (כגון המשלחת בניו־יורק) בחו"ל.

כפועל יוצא מכך הממשלה הטילה על משרד הביטחון וצה"ל להוריד את מספר השליחים ונספחי צה"ל לפחות ב־20%, ולהפחית את מספר המשלחות והנציגויות בהתאם.

הקרן לקליטת חיילים משוחררים

מדינת ישראל מסייעת לחיילים משוחררים במספר אופנים:

סיוע כספי

- **החוק לקליטת חיילים משוחררים** – כפי שיפורט להלן.
- **סיוע בדיור** – תוספת של 1% למשכנתא הבסיסית עבור כל חודש שירות, עד לתקרה של 60 אחוזים לזוג.
- **מענק עבור עבודה מועדפת** – מענק בגובה 7,380 ש"ח למועסקים בענפי הבניין, החקלאות, התעשייה המלונאות ובתחנות דלק. כן נקבע בהוראת שעה, התקפה בשנת הלימודים תשס"ד, כי חיילים משוחררים – אשר שירתו בצה"ל כלוחמים ותומכי לחימה – יהיו זכאים למענק עבודה מועדפת עבור אבטחת מוסדות חינוך.
- **הכשרה מקצועית** – במסגרת משרד העבודה והרווחה.
- **דמי אבטלה** – זכאות לשלושה חודשים.
- **הטבות במיסוי** – בהחלטות הממשלה לקראת תקציב המדינה לשנת 2000 נקבע, כי יוענקו עד שתי נקודות זיכוי – בהתאם למשך השירות בפועל – לתקופה של שנתיים, למי ששירת שירות צבאי (או שירות לאומי).

סיוע נוסף

- **הקרן לסיוע נוסף** – כפי שיפורט להלן.
- **היחידה להכוונת חיילים משוחררים** – מסייעת בהלוואות ומענקים לדיור, ללימודים, לטיפולים רפואיים, ועוד.

תקציב החוק לקליטת חיילים משוחררים

תקציב החוק לקליטת חיילים משוחררים לשנת 2004 מסתכם בכ־1.12 מיליארד ש"ח.

החל משנת 1994 מיושם "חוק קליטת חיילים משוחררים", המַקנה לחיילים משוחררים ולבנות השירות הלאומי את הזכויות הבאות:

- **מענק כספי הניתן בעת השחרור.**

- **קרן פיקדון** הנזקפת לזכות החיילים ומיועדת למטרות לימודים, הכשרה מקצועית, רכישת דירה, נישואין, או פתיחת עסק. חייל משוחרר שלא מימש את מלוא קרן הפיקדון במהלך תקופת הזכאות יקבל, לאחר חמש שנים, את כל יתרת הכסף שנצברה לזכותו.

- **הקרן לסיוע נוסף** – סיוע מיוחד לחיילים נזקקים:

א. מלגות לימודים לחיילים משוחררים הלומדים במכינות קדם־אקדמיות.
ב. דמי קיום ללומדים במכינות קדם אקדמיות הנקבעים על פי אמות מידה חברתיות־כלכליות.
ג. מימון מלגות לימודים לחיילים משוחררים הלומדים במוסדות להכשרה מקצועית. הסיוע מועבר באמצעות משרד העבודה והרווחה.

בשנת 2000 תוקן החוק לקליטת חיילים משוחררים. על פי תיקון החוק, זכאים חיילים שהתגייסו החל מיום 1 בינואר 2001 לצבירה חודשית, בגין חודשי השירות אותם ישרתו, על־פי סוג השירות אותו הם משרתים, בחלוקה הבאה: לוחם, תומך לחימה ואחר.

לוחם או לוחמת צוברים סך של 884 ש״ח בגין כל חודש שירות, תומך או תומכת לחימה צוברים סך של 727 ש״ח בגין כל חודש שירות וחיילים, או חיילות, בתפקידים אחרים צוברים סך של 589 ש״ח בגין כל חודש שירות.

סך הצבירה – לפי תיקון החוק (מענק וקרן פיקדון):

לוחמים	חייל	–	(36 חודשים) –	31,824 ש״ח
	חיילת	–	(24 חודשים) –	21,216 ש״ח
תומכי לחימה:	חייל	–	(36 חודשים) –	26,172 ש״ח
	חיילת	–	(24 חודשים) –	17,448 ש״ח
אחר	חייל	–	(36 חודשים) –	21,204 ש״ח
	חיילת	–	(24 חודשים) –	14,136 ש״ח

לפי תיקון החוק משנת 2000 יועמדו הסכומים שנצברו לזכות חללים וחיילים שנפטרו לאחר שחרורם לרשות שאיריהם.

פירוט מרכיבי תקציב הקרן לקליטת חיילים משוחררים 2004
(באלפי ש"ח)

מענקי שחרור	305,028
קרן פיקדון	667,010
קרן לסיוע נוסף	87,900
הוצאות תפעול	10,580
רזרבה לתשלומי העברה והתייקרות	54,891
סך־הכל	**1,125,409**

תקציב קרן הפיקדון נבנה בהתאם לאומדן קצב מימוש הפיקדון, על פי בחינת מקדמי מימון של מימוש הפיקדון בשנים שעברו. התקציב מבוסס על התקציב המקורי ועודפי תקציב המועברים לשנה השוטפת.


התפלגות מימוש קרן הפיקדון בשנת 2002
שיעורי ממשים
23%
64%
5%
3%
2%
3%
0.3%
הכשרה מקצועית
נישואין
מזומן בתום 5 שנים
עסק
לימודים
רכישת דירה
משפחות שכולות

תיאום הפעולות בשטחים

תקציב תיאום הפעולות בשטחים (נטו) לשנת 2004 מסתכם בכ־102 מיליון ש"ח.
מאז פרוץ העימות הנוכחי בספטמבר 2000, ובפרט לאחר מבצע "חומת מגן", פועל תיאום הפעולות בשטחים באופן אינטנסיבי במטרה לסייע לאוכלוסייה הפלשתינית – עם הפרדה בין מחוללי הטרור לבין כלל האוכלוסייה. תיאום הפעולות בשטחים פועל לאפשר את המשך פעילותן של המערכות האזרחיות הפלשתיניות, עם מתן אפשרות לארגונים בינ"ל לפעול באופן מתואם – במטרה למנוע את בינאום הסכסוך.

לאחר תקופת התארגנות בעקבות חתימת ההסכמים להעברת סמכויות לרשות הפלשתינית, התגבש המבנה האירגוני של מפקדת תיאום הפעולות בשטחים ושל מנגנוני התיאום והקישור האזוריים. בשנים האחרונות ננקטו צעדים להקטנת מסגרות כוח האדם ומסגרות התקציב בהתאם לשינוי הפעילות, מפעילות ביצוע בתקופת המינהל האזרחי לפעילות תיאום וקישור מינהלי כיום.

יעדים עיקריים בתקציב תיאום הפעולות בשטחים

- לשמש מנגנון לתיאום וקישור בין הממשלה בישראל לבין גורמי הרשות הפלשתינית, בתחומים עליהם מחליטה הממשלה.
- לשמש גורם אופרטיבי לעיצוב מערכת הקשרים האזרחיים מול הפלשתינים, ולדאוג לאיזונים בין הצרכים הביטחוניים לצרכים האזרחיים.
- לפעול לשמירת מהלך החיים התקין של כלל האוכלוסיה הפלשתינית (להבדיל ממחוללי הטרור), ובכלל זה הבטחת נגישות לצרכים חיוניים – חשמל, מים, מזון, טיפול רפואי וכיו"ב.
- לטפל בצרכים התכנוניים של האוכלוסיה הישראלית באזורי יהודה ושומרון ועזה.
- לפקח בשטחי C תוך שמירת האינטרסים הישראליים.
- לפעול, באמצעות קציני המטה, למימוש הסמכות והאחריות בתחומים, שלא הועברו למשרדי האם בישראל, או לרשות הפלשתינית.

פיקוד העורף האזרחי

התקציב לשנת 2004 מקצה לפיקוד העורף האזרחי משאבים לביצוע משימותיו.

שני נושאים עיקריים על הפרק בפיקוד העורף האזרחי:

- הצטיידות במרכיבי ביטחון ומיגון כלי רכב ליישובים ביש"ע, בקו העימות בצפון ובמרחב התפר.

- בהתאם להחלטות שתקבל הממשלה בעניין אימוץ המלצות הצוות לבחינת מדיניות מיגון האוכלוסיה כנגד איום בלתי קונבנציונלי, בראשות האלוף (במיל') זאב ליבנה ייקבע היקף התקציב למיגון האוכלוסיה.

התעשיות הבטחוניות הממשלתיות

בעקבות משבר עולמי בענף התעשיות הביטחוניות בראשית שנות התשעים, שנבע מסיום המלחמה הקרה ושינויים מדיניים וגיאופוליטיים נוספים, נקלעה התעשייה הביטחונית למשבר עסקי מתמשך.

מאז מסייעת הממשלה לתעשיות הביטחוניות הממשלתיות (התעשייה האווירית, התעשייה הצבאית ורפא"ל), לנקוט בצעדים להתאמת כושר הייצור ומספר המועסקים לרמת המכירות ולתנאי השוק בארץ ובחו"ל. תכניות ההבראה, שגובשו לתעשיות הביטחוניות הממשלתיות התבססו, בעיקר, על תהליכים להקטנת מספר המועסקים. פרישת העובדים נעשתה בתנאים משופרים, כאשר העלויות לכך מומנו ברובן בידי המדינה.

תכניות ההבראה המקומיות, שהוכנו לכל תעשייה בנפרד – בסיוע כולל שהסתכם בכ־5 מיליארד דולר (מהם כ־3.5 מיליארד דולר בתקצוב ישיר, שאושרו ב־12 השנים 1992-2003) – אפשרה ייצוב עסקי בחלק מהתעשיות, אך לא הובילה לפתרון שתי בעיות היסוד של תעשיות אלה:

- מבנה העסָקה ויחסי עבודה קשיחים, יחד עם הוצאות שכר גבוהות.

- כפל תשתיות, עודף כושר ייצור בהון ובעבודה.

תכנית העבודה העיקרית לשנת 2004 בתחום התעשיות הביטחוניות הממשלתיות ממוקדת ביישום שינויים מבניים, המשך יישום תכנית ייצוב לתעשייה הצבאית והכנות להפרטתה על בסיס המלצות ועדה בינמשרדית, ביצוע תהליכי הפרטה, הנפקת חלק מהון המניות של התעשייה האווירית (בהתאם להחלטת הממשלה מספר 94 מיום 2.4.03) כל אלה כדי לתת מענה לבעיות יסוד של התעשיות הביטחוניות לטווח ארוך.

המשרד לביטחון פנים

הצעת התקציב של המשרד לביטחון פנים לשנת 2004 מסתכמת בכ־7.78 מיליארד ש"ח. (תקציב ברוטו, כולל תקציב פיתוח והשתתפויות משרדי ממשלה אחרים).

הדגשים

- הגברת תחושת הביטחון האישי בקרב אזרחי המדינה, שמירה על הסדר הציבורי ואכיפת החוק.
- מימוש תכנית רב־שנתית לתוספת מקומות כליאה בשירות בתי הסוהר, לרבות הפרטת שירותי כליאה.
- שיפור השירות לאזרח, הגברת הנוכחות והמעורבות של המשטרה בקהילה.
- הרחבת מעורבות הציבור ושיתוף גורמי הקהילה בתחום ביטחון הפנים למרכיביו.
- הגברת האכיפה כנגד עבירות כלכליות.
- הרחבת פעולות האכיפה כנגד עובדים זרים בלתי חוקיים וכנגד מעסיקיהם.
- מאבק בסמים ובפשיעה, מאבק באלימות במשפחה ובעבירות נוער.
- מאבק בתאונות הדרכים, באמצעות הרחבת השימוש באמצעים טכנולוגיים מתקדמים.

משטרת ישראל

תקציב משטרת ישראל לשנת 2004 מסתכם בכ־6.26 מיליארד ש"ח (תקציב ברוטו, כולל תקציב פיתוח, השתתפויות משרדי ממשלה אחרים והפחתות).

שני שינויים עיקריים בהצעת התקציב לשנת 2004:

- יישום תהליכי התייעלות ארגונית, לרבות צמצום כוח אדם.
- תקצוב מינהלת עובדים זרים, לרבות מתקני המשמורת במשטרת ישראל.

תקציב שירות בתי־הסוהר

תקציב שירות בתי־הסוהר לשנת 2004 מסתכם בכ־1.43 מיליארד ש"ח (תקציב ברוטו, כולל תקציב פיתוח, השתתפויות משרדי ממשלה אחרים והפחתות).

השינויים העיקריים בהצעת התקציב לשנת 2004:

- הפעלת בית הסוהר אשל ג' (שלב ב') בהיקף 300 מקומות כליאה.
- הפעלת בית סוהר שרון ג' בהיקף 720 מקומות כליאה.
- הסבת מתקן בסיס ציוד מרכזי (בצ"מ) לבית־סוהר בהיקף 600 מקומות כליאה.
- הפעלת בית סוהר שטה ב' בהיקף 360 מקומות כליאה.


התפתחות תקציב המשרד לביטחון פנים
(תקציב ישיר מקורי — במחירי תקציב 2004 במליוני ש"ח)
מליוני ש"ח
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1998
1999
2000
2001
2002
2003
2004
4,571
5,556
4,677
5,915
4,796
6,023
4,825
6,435
5,185
6,938
5,627
7,067
5,765
תקציב רגיל ופיתוח
גימלאות

המשרדים המינהליים

קבוצת המשרדים המינהליים כוללת את: משרד ראש הממשלה, משרד האוצר, משרד המשפטים, משרד החוץ, המשרד לאיכות הסביבה ומשרד המדע והטכנולוגיה.

תקציב המשרדים המינהליים מאופיין בעתירות כוח־אדם, כך שחלק ניכר מהתקציב השוטף במשרדים אלה, כ־64% בממוצע, מיועד למימון הוצאות שכר – והיתרה לתקציבי קניות ופיתוח, המיועדות בעיקר לתפעול המשרדים.

משרד ראש הממשלה

עיקר השינויים בתקציב משרד ראש הממשלה בשנת 2004:

- תקצוב לשכות שרים בלי תיק במשרד ראש הממשלה, עם כינון הממשלה החדשה.
- העברת תקציבי הרבנות הראשית והמועצות הדתיות מתקציב משרד הדתות לתקציב משרד ראש הממשלה, בהתאם להחלטת ממשלה בנושא.
- העברת תקציבי נציבות שירות המדינה ורשות החברות הממשלתיות מתקציב משרד ראש הממשלה לתקציב משרד האוצר, על פי החלטת ממשלה בנושא.

משרד האוצר

תכנית העבודה השנתית של משרד האוצר מדגישה תהליכי התייעלות במשרד הראשי ובאגפי המסים (אגף המכס והמע"מ, אגף מס הכנסה ומיסוי מקרקעין ושירות עיבודים ממוכנים) במקביל להתאמות התקציב הנדרשות, בהתאם למדיניות הפיסקלית עליה החליטה הממשלה.

כדי להמשיך ולייעל את השירות לציבור ממשיכים אגפי המסים במימוש תכנית מיחשוב רב-שנתית, בשילוב כלים טכנולוגיים מתקדמים בעבודת האגפים, להעמקת גביית המסים, להגברת האכיפה ולשיפור השירות לאזרח.

בהתאם להחלטת הממשלה ימונה מנהל אחד לאגפי המסים ושירות עיבודים ממוכנים במשרד האוצר. המנהל שימונה יגיש תכנית לאיחוד האמור, ובכלל זה איחוד מטות, מינהלות ותקורות של האגפים.

מהלך זה ייעל את פעילות מערכת המס ויאפשר הגדלה של יכולת האכיפה והגבייה של מערך המסים המאוחד.

תקציבי רשות החברות ונציבות שירות המדינה (שתאוחד עם אגף שכר והסכמי עבודה) יועברו לתקציב משרד האוצר בהתאם להחלטות הממשלה.

משרד המשפטים

נוכח הגידול בעומס המוטל על מערכת המשפט בשנים האחרונות, תדגיש תכנית העבודה של משרד המשפטים (המשרד הראשי והנהלת בתי המשפט) את המשך הביצוע של שינויים מבניים להפחתת העומס על מערכת בתי המשפט בישראל, ובכלל זה תיגבור פעילות המרכזים לניתוב תיקים והמשך מיזם בינוי בתי משפט. נוסף לכך, יוקצו משאבים כספיים למשרד המשפטים ומערכת בתי המשפט לתיגבור מספרם של שופטים, פרקליטים ועובדים מינהליים.

כן יוקצו מקורות ייעודיים להרחבת הניסוי המנוהל בבית משפט השלום בתל אביב להפעלת משמרת שיפוט שניה. זאת, במטרה לצמצם את זמן הטיפול בתיקים בבתי המשפט ולהביא לניצול מירבי של ההון הפיזי העומד לרשות המערכת.

בשנת 2004 יתוסף תקציב בתי הדין הרבניים לתקציב משרד המשפטים, בהתאם להחלטת ממשלה בנושא.

משרד החוץ

זמינות אמצעי התחבורה וההתקדמות הטכנולוגית בעולם התקשורת והמחשבים, מניחים בסיס לשינוי בשיטת ייצוג המדינה בחו״ל. בשנת התקציב 2004 ימשיך המשרד בביצוע תכניות התייעלות, במסגרת מקורותיו התקציביים, ובכלל זה צמצום היקפי כוח־אדם בנציגויות בחו״ל.

המשרד לאיכות הסביבה

המשרד לאיכות הסביבה ימשיך להתמקד בשנת 2004 בנושא המים ושיקום נחלים, בד בבד עם המשך שיפור הטיפול בפסולת מוצקה, ובמפגעים וזיהומים הנובעים מפעילות תעשייתית. המשרד גם ימסד את הטיפול בתקנים של איכות הסביבה.

משרד המדע והטכנולוגיה

משרד המדע והטכנולוגיה יתמקד בשנת 2004 בהכוונת הפעילות בתחומי המדע והטכנולוגיה, בפיתוח תשתיות מדעיות וטכנולוגיות ובביסוס קשרי חוץ עם מרכזי המחקר והמדע.

משרד ראש הממשלה

הצעת תקציב משרד ראש הממשלה לשנת 2004 מסתכמת בכ־566 מיליון ש"ח.

השינויים העיקריים בתקציב משרד ראש הממשלה בשנת 2004 הם:

- הקצאת מקורות במשרד הראשי לתיקצוב לשכות שרים בלי תיק במשרד ראש הממשלה, בהתאם לשינויים שחלו בהרכב הממשלה.
- הקצאת מקורות למימון פעילות הלשכה של השר לענייני תפוצות וירושלים, והעברת תקציב פרוייקט "זכות מלידה" מתקציב משרד החוץ לתקציב משרד ראש הממשלה.
- העברת תקציבי רשות החברות הממשלתיות ונציבות שירות המדינה לתקציב משרד האוצר.
- תגבור תקציב הביטחון והאבטחה של משרד ראש הממשלה עקב המצב הביטחוני.
- העברת תקציבי המועצות הדתיות והרבנות הראשית לתקציב משרד ראש הממשלה.
- סגירת המשרד לשיתוף פעולה איזורי (במהלך שנת 2003).

משרד החוץ

הצעת תקציב משרד החוץ לשנת 2004 מסתכמת בכ־1.28 מיליארד ש״ח.

הצעת תקציב משרד החוץ לשנת 2004 מבטאת את מדיניות הממשלה בדבר הפחתת ההוצאות וייעול המגזר הממשלתי. נוכח מדיניות זו ימשיך המשרד בפעולות צמצום וחיסכון במשאבים, הכוללות צמצום מספר משרות שליחים בחו״ל וכן צמצום התקציב לפעולות שונות של המשרד בארץ ובחו״ל, לרבות צעדי התייעלות, שיש בהם כדי להפחית את הוצאות התפעול השוטפות של הנציגויות בחו״ל.

השינויים העיקריים בתקציב משרד החוץ לשנת 2004 הם:

- הקצאת מקורות לתגבור תקציב פעולות המדיניות וההסברה של משרד החוץ.
- התאמת התקציב להחלטות הממשלה בדבר הפחתת ההוצאות.
- הקצאת מקורות לתחזוקה שוטפת של הבניין החדש של משרד החוץ בירושלים.

משרד המשפטים

תקציב משרד המשפטים והנהלת בתי המשפט לשנת 2004 מסתכם בכ־2.15 מיליארד ש"ח (תקציב שוטף ופיתוח).

מערכת המשפט בישראל ניצבת בפני אתגרים רבים, שהצעת התקציב לשנת 2004 מבטאת את ההתמודדות עימם – בראש ובראשונה: התמקדות בהגברה של אכיפת החוק ובהקלת העומס המוטל על מערכת המשפט בישראל, במגמה לשפר את רמת השירות המוענק לציבור ואת איכותו.

לשם הגברת תהליכי האכיפה בשנת 2004, מתוכנן להרחיב את הטיפול בקנסות משטרתיים באמצעות מרכז לגביית קנסות בהנהלת בתי המשפט. נוסף לכך, יתוספו למשרד המשפטים ולהנהלת בתי המשפט משאבים ייעודיים, המיועדים לאכיפה בנושא העסקת עובדים זרים. לשיפור רמת השירות ננקטו כמה צעדים, שבמרכזם: תוספת תקנים לשופטים לצורך תכנית ניסיונית להפעלת משמרת שיפוט שניה בבתי משפט, תוספת תקני פרקליטים ותומכי שפיטה ותוספת מקורות למרכזי ניתוב תיקים.

בהתאם להחלטות הממשלה בדבר הפחתת הוצאותיה, בוצעו גם התאמות בהיקף התקציב הכולל.

בהתאם להחלטת ממשלה על פירוק משרד הדתות, יועבר תקציב בתי הדין הרבניים לשנת 2004 לתקציב משרד המשפטים.

השינויים העיקריים בתקציב משרד המשפטים הראשי ובתקציב הנהלת בתי המשפט בשנת 2004 הם:

משרד המשפטים

- הקצאת משאבים להוצאת תיקים לטיפול בידי עורכי דין חיצוניים (outsourcing) על מנת להפחית את העומס המוטל על פרקליטות המדינה.
- הקצאת מקורות נוספים לקידום עבודת הייעוץ הארגוני, הכוללת גיבוש שינויים מבניים וארגוניים במערכי משרד המשפטים, ובהם פרקליטות המדינה והאגף לרישום מקרקעין.
- העברת תקציב בתי הדין הרבניים מתקציב משרד הדתות לתקציב משרד המשפטים.
- הקצאת מקורות לתקצוב יחידה לאיתור ומיפוי של הרכוש היהודי במדינות ערב.
- הקצאת מקורות לפעילות נציבות לטיפול בתלונות נגד שופטים במשרד המשפטים, בהתאם לחוק.

- הקצאת מקורות לתגבור תקציבי הסנגוריה הציבורית והסיוע המשפטי.
- הקצאת משאבים לטיפול בסוגיות כגון שוהים בלתי חוקיים ועובדים זרים.

הנהלת בתי המשפט

- תוספת שופטים ועובדים מינהליים להרחבת הניסוי להפעלת משמרת שיפוט שניה בבתי המשפט; הניסוי מתנהל בהיכל המשפט בתל אביב.
- הקצאת משאבים להרחבת הטיפול בגביית קנסות משטרה בידי המרכז לגביית קנסות שבהנהלת בתי המשפט, לשם הגברת האכיפה בגביית קנסות לא משולמים.
- הקצאת משאבים תקציביים ותקני שופטים לטיפול בסוגייה של העסקת עובדים זרים.
- הקצאת משאבים לתגבור תקציבי האבטחה של מערכת בתי המשפט, עקב המצב הביטחוני.
- תקצוב מקורות לשילוב בני מיעוטים בתפקידים מקצועיים במערכת בתי המשפט.
- הקצאת מקורות לתגבור מרכזי ניתוב תיקים.
- סיכום בדבר קידום פרוייקטים של בינוי היכלי משפט חדשים ופיתוח מערכת המחשוב, בתקציב הפיתוח של הנהלת בתי המשפט.

משרד האוצר

תקציב משרד האוצר לשנת 2004 מסתכם בכ־1.8 מיליארד ש״ח.

מדיניות הממשלה להפחתת הוצאותיה הגבירה את ההתייעלות גם באגפי משרד האוצר, בד בבד עם הכנסת כלים טכנולוגיים ומחשוב כדי לשפר את עבודת אגפי המשרד.

השינויים העיקריים בתקציב משרד האוצר לשנת 2004 הם:

- התקציב יותאם להחלטות הממשלה בדבר הפחתות תקציב רוחביות, כחלק ממדיניותה הפיסקלית.
- בדיוני הממשלה על תקציב המדינה לשנת 2004 הוחלט למנות מנהל אחד לאגפי המסים ושירות עיבודים ממוכנים במשרד האוצר. המנהל שימונה יגיש תכנית לאיחוד האגפים האמורים, תוך איחוד מטות, מינהלות ותקורות.
- בדיוני הממשלה על תקציב המדינה לשנת 2004 הוחלט על איחוד נציבות שירות המדינה עם אגף שכר והסכמי עבודה במשרד האוצר.

נציבות מס הכנסה

- בשנת 2004 יתוקצבו מקורות נוספים בתקציב נציבות מס הכנסה ליישום המלצות של ועדת רבינוביץ' על הרפורמה במס הכנסה ובמיסוי מקרקעין.
- בשנת 2004 יוקצו מקורות תקציביים למעבר יחידות מס הכנסה לבניין חדש בקריית הממשלה בתל אביב.

אגף המכס והמע״מ

- כדי לקדם את רמת הביקורת במעברי הגבול, לרבות ביקורת על כניסת כלי־רכב, ייתוספו לתקציב האגף משאבים מיועדים. כן ייתוספו מקורות תקציביים לתחזוקת מכשירי בידוק במעברי הגבול.
- הקצאת משאבים להפעלה שוטפת של מתקן לשיקוף מכולות בנמל אשדוד.
- הקצאת משאבים למעבר הנהלת האגף לבניין חדש בקריית הממשלה בירושלים.

המשרד הראשי

- הקצאת מקורות להרחבת הפעילות של יחידה לפיקוח על שירותי מטבע על פי "חוק איסור הלבנת הון" ומערך אכיפה בשוק ההון, שהוקמו במהלך שנת 2003 באגף הביטוח ושוק ההון במשרד האוצר.
- הקצאת מקורות לשילוב בני מיעוטים בתפקידים במשרד האוצר הראשי.
- הקצאת מקורות לתגבור תקציב הביטחון והאבטחה עקב המצב הביטחוני.
- העברת תקציבי רשות החברות הממשלתיות ונציבות שירות המדינה מתקציב משרד ראש הממשלה לתקציב המשרד הראשי באוצר, על פי החלטת ממשלה בנושא.

גימלאות ופיצויים

התקציב לגימלאות ופיצויים לעובדי מדינה לשנת 2004 מסתכם בכ־5.4 מיליארד ש"ח בהוצאה וכ־192 מיליון ש"ח בהוצאה מותנית בהכנסה[1].

הגימלאות משולמות לפי חוקים שונים, הסכמי שכר, הסכמי עבודה ופסקי־דין – לאחר בדיקת הזכאות ואישור גובה הגמלה במינהלת הגימלאות בחשב הכללי.

הזכאים

- עובדי מדינה לשעבר ועובדי תאגידים לשעבר (המוסד לביטוח לאומי, מינהל מקרקעי ישראל, עמידר, רשות השידור וכדומה) ושְׁאֵרֵיהם לפי חוק שירות המדינה (גימלאות) (נוסח משולב), תש"ל־1970 והתקנות שהותקנו מכוחו.
- נשיאים, מבקרי המדינה, שרים, שופטים, דיינים, קאדים, נגידי בנק ישראל, מנכ"לים לשעבר ושאיריהם – לפי חוק גימלאות לנושאי משרה ברשויות השלטון, תשכ"ט-1969, והתקנות שהותקנו מכוחו.
- עובדי ממשלת המנדט לשעבר (פנסיה רגילה ומוגדלת), בהתאם להחלטות ועדת הכספים של הכנסת.
- עובדים לשעבר בנמלי תל־אביב ויפו, עקב הפסקת הפעילות בנמלים אלה, לפי הסכם שנחתם עימם בהתאם להסדרים הנהוגים ברשות הנמלים והרכבות.
- השתתפות בתשלומי גימלה, לפי הסכמים ל"רציפות זכויות", של מי שעברו משירות המדינה למקומות עבודה אחרים שבהם משולמת פנסיה מקרנות מיוחדות, או מי שעברו ממקומות עבודה אחרים לשירות המדינה – בעבור אותן שנים שבהן עבדו בשירות המדינה.
- השתתפות בדמי גימלה ל"מבטחים", "קרן גימלאות מרכזית" ו"גלעד" בעבור תשלומי קיצבה למורים בבתי ספר על יסודיים, שהוצאו לגימלאות לפני הגיעם לגיל המזכה בפנסיה.

[1] החל משנת 1999 הועבר תקציב הגימלאות של השוטרים מסעיף גימלאות ופיצויים לסעיף המשרד לביטחון פנים. החל משנת 2000 הועבר תקציב גימלאות הסוהרים לסעיף המשרד לביטחון פנים. כן מועבר, החל משנת 2004, תקציב הגימלאות של פורשי משרד הביטחון מסעיף גימלאות ופיצויים לסעיף משרד הביטחון.

מספר מקבלי הגימלאות ממינהלת הגימלאות, בשנים נבחרות: 1985–2002[2]

1985	1988	1993	1994	1996	1997	1998	1999	2000	2001	2002
33,722	40,705	48,867	50,555	55,297	57,402	59,511	61,690	65,206	68,017	71,156

בסוף שנת 2002 היה מספר המבוטחים בפנסיה תקציבית (ללא מערכת הביטחון) 85,566 גימלאים ו־189,182 מבוטחים פעילים.

ההתחייבות האקטוארית הצבורה של המדינה, בגין גימלאים ועובדי מדינה פעילים, הסתכמה בסוף שנת 2002 בסך של כ־229.7 מיליארד ש"ח (בשער היוון של 4.0%, במחירי דצמבר 2002).

התחייבות זו כוללת: עובדי מדינה, מערכת הביטחון, משטרת ישראל, שירות בתי הסוהר ומורים במסלול מיוחד. החישוב נעשה בהנחה, שהעובד הפעיל ימשיך בעבודה עד ליום זכאותו לפרישה ויפרוש כאשר יתמלאו תנאי זכאותו מבחינת הגיל והוותק (דהיינו, אין התחשבות בהתחייבות הנוספת הנוצרת בעקבות יציאה לפנסיה מוקדמת).

ב"חוק ההסדרים במשק" לשנת 1999 תוקן חוק הגימלאות לנושאי משרה ברשויות השלטון, באופן שבוטלה הזכאות לגימלאות מאוצר המדינה של נשיא המדינה, חברי כנסת, שרים, שופטים, קאדים, קאדים מד'הב, רבנים ראשיים, מבקר המדינה, נגיד בנק ישראל ומשנהו – שהחלו בכהונתם לאחר יום 15.5.1998. זכויותיהם לגימלאות יובטחו במסגרת של קרן פנסיה או קופת גמל, לפי בחירתם.

במארס 1999 נחתם הסכם בין הממשלה, הרשויות המקומיות, האוניברסיטאות ותאגידים נוספים לבין הסתדרות העובדים הכללית החדשה. ההסכם קבע כי עובדים חדשים בשירות הממשלתי ובשירות הציבורי יבוטחו בפנסיה צוברת במקום פנסיה תקציבית. ביולי 2001 נחתם הסכם בין הסתדרות העובדים הכללית החדשה לבין מרכז השלטון המקומי והעיריות של שלוש הערים הגדולות. ההסכם קבע כי החל מיום 1 בנובמבר 2001 יבוטחו עובדים חדשים ברשויות המקומיות בפנסיה צוברת. בחוק ההסדרים במשק המדינה לשנת 2002, תוקן 'חוק שירות המדינה (גימלאות) (נוסח משולב) תש"ל-1970', כך שניתן יהיה ליישם את ההסכם שנחתם במארס 1999 גם לגבי עובדי מדינה. יישום ההסכם החל ביום 1.4.2002 בדיוני התקציב לשנת 2004 החליטה הממשלה (ביום 15.09.2003) כי חיילים אשר יתחייבו לשירות קבע החל מיום 1 לינואר 2004 ייקלטו למסלול של פנסיה צוברת מיום 1.4.2004. הממשלה הטילה על שר האוצר ושר הביטחון לסכם את פרטי המעבר.

[2] גימלאי "בזק" הועברו לקרן "מקפת" החל מיום 11.2.1986.

תקציב מימון מפלגות וועדת הבחירות המרכזית

תקציב מימון מפלגות וועדת הבחירות המרכזית לשנת 2004 מסתכם ב־114 מיליון ש״ח.

הדגשים בתקציב מימון מפלגות לכנסת

חוק מימון מפלגות קובע את הכללים למימון השוטף של הסיעות בכנסת, ואת הכללים למימון הסיעות בשנת בחירות. כללים אלה נגזרים מאישור תיקון מספר 16 ל״חוק מימון מפלגות״, מיום 16.3.1994, שעיקריו כדלהלן:

- הקמת ועדה ציבורית, בראשות שופט שמינה נשיא בית המשפט העליון, הקובעת את שיעור יחידת המימון – שתהווה בסיס לביצוע תחשיב הסכומים הנגזרים מחוק זה.
- עלות יחידת המימון הצפויה לשנת 2004 מגיעה ל־1.163 מיליון ש״ח.
- המימון החודשי של ההוצאות השוטפות לסיעה יהיה בסכום של 5% מיחידת מימון אחת לכל מנדט שבו זכתה בבחירות לכנסת, בתוספת סכום של 5% מיחידת מימון.
- בשנת בחירות תקבל כל סיעה יחידת מימון אחת לכל מנדט שבו זכתה בבחירות לכנסת.
- רשימת מועמדים שקיבלה בבחירות מספר קולות העולה על 1%, אך אינה משתפת בחלוקת המנדטים, זכאית לקבל הוצאות בחירות בשיעור של יחידת מימון אחת.

ועדת הבחירות המרכזית לכנסת

ועדת הבחירות המרכזית לכנסת מוקמת עם כינוסה של כל כנסת חדשה, ומכהנת עד להקמת ועדת בחירות חדשה. בוועדה המרכזית לבחירות לכנסת חברים נציגים מכל הסיעות של הכנסת.

ועדת הבחירות המרכזית לכנסת אחראית לתכנון, ארגון וניהול הבחירות לכנסת, עד לקביעת תוצאות הבחירות.

איכות הסביבה

תקציב המשרד לאיכות הסביבה לשנת 2004 מסתכם ב־203.6 מיליון ש"ח, מהם 189.1 מיליון ש"ח בהוצאה נטו ו־14.5 מיליון ש"ח בהוצאה מותנית בהכנסה. כן קיים תקציב הרשאה להתחייב בסך 20.1 מיליון ש"ח.

דגשים בשנת 2004

איכות המים – המשרד ימשיך בפעולות להגברת המודעות לשמירה על איכות המים, לשיקום נחלים ולקידום ההקמה ושדרוג של מתקני טיהור שפכים. כן יפעל המשרד למניעת זיהום מדלקים, להפחתת זיהום משפכי בעלי חיים, לצמצום זיהום מקורות מים כתוצאה מפעילות חקלאית ולטיפול בקרקעות מזוהמות ממקורות תעשייתיים. ירוכזו מאמצים ויופנו משאבים רבים לנושא שיקום הנחלים, שיכלול עריכת סקרים והכנת תכניות אב ותכניות סטטוטוריות לנחלים באמצעות מינהלת הנחלים הארצית, רשות הטבע והגנים והמשרד.

טיפול בפסולת מוצקה – נוכח מצוקת נפח ההטמנה, יימשך גם השנה קידום חלופות לסילוק פסולת (כגון מיחזור והפקת אנרגיה מפסולת) מלבד הקמת אתרי הטמנה נוספים – אגב מתן מענה לשאלות מרכזיות הקשורות לתכנון ולקביעת אופן המעורבות הממשלתית הרצויה ורמתה. המשרד ימשיך בשדרוג האתרים הקיימים במסגרת תמ"א 16 (עברון, חרובית, ערד ואחרים) וכן יפעל לשיקום וטיפול באתרי פסולת שנסגרו.

אכיפה – תימשך הפעילות כנגד הגורמים המזהמים את משאבי המים, הקרקע, האוויר והים. המשרד ידגיש את פעולות מערך האכיפה, במטרה להגביר את המניעה וההרתעה ולעודד ענישה הולמת – ובמיוחד פיקוח על מפעלי תעשייה, מתקני תשתית ורשויות מקומיות ואכיפת החוק בהם. אפקטיביות האכיפה תשופר עם הפעלת מנגנונים של ברירות קנס (במקום משפט) בתחומים שונים כגון זיהום אוויר, חומרים מסוכנים, תחנות דלק ועוד.

קרינה בלתי מייננת – תימשך הפעילות לצמצום חשיפת הציבור הרחב והסביבה לסיכוני קרינה אלקטרומגנטית, ממקורות שונים כגון: אנטנות סלולריות, מוקדי שידור, קווי מתח ולייזרים. המשרד יפעל בנושא של רישוי, פיקוח ואכיפה על מוקדים הפולטים קרינה אלקטרומגנטית לסביבה – על מנת לוודא עמידה בתקנים בין לאומיים שאימץ המשרד.

קרינה מייננת – המשרד יפעל למזעור בחשיפת הציבור הרחב לסיכוני קרינה מייננת, מלאכותית וטבעית, ממקורות שונים.

שיקום אתר הפסולת הרעילה ברמת חובב – בשנת 2004 ימשיך המשרד לבצע פעולות שיקום דחופות באתר הפסולת הרעילה, לשם הורדת פוטנציאל הסיכון בו. פעולות אלה הן חלק מתכנית שיקום כוללת המתגבשת והולכת במשרדי איכות הסביבה והאוצר.

חינוך והסברה – החינוך הסביבתי הוא כלי חשוב ביותר המלווה את המדיניות לשמירה על הסביבה, במטרה להכשיר את האזרח לפעילות חברתית ולמחויבות אישית לנושא. בשנת 2004 ימשיך המשרד להעמיק את החינוך הסביבתי במסגרות החינוך הפורמלי, באמצעות מערך השתלמויות לעובדי הוראה ופיתוח חומרי למידה והפעלת פרוייקטים חינוכיים ממוקדי גיל. כן יפעל המשרד לקדם פעילות, על בסיס תכניות משותפות, עם גורמי חוץ כגון מתנ״סים, תנועות נוער וארגונים ירוקים.

תכנון סביבתי – המשרד ימשיך בפעילותו למניעה מראש של מפגעים, באמצעות מעורבות בהליכי התכנון והגברת הפעילות בתחום רישוי העסקים לפי הסמכויות הנתונות לו בחוק. כן יפעל המשרד להבטיח ניצול יעיל של משאבי טבע ולמניעת בזבוז או פגיעה מיותרת בקרקע, במים, באוויר ובים.

קרקעות – המשרד יפעל לריכוז המידע הקיים על קרקעות מזוהמות בישראל, איתור מוקדי זיהום לא ידועים, פיתוח תקנים סביבתיים ליעדי שיקום קרקעות מזוהמות ולשיפור החקיקה הסביבתית המבוזרת בתחום זה.

איכות האוויר – בשנת 2004 ימשכו פעולות המשרד להשגת ״אוויר נקי״ בהפחתת זיהום אוויר בערים הגדולות באמצעות: אכיפת צווים אישיים לתחבורה ציבורית; עידוד המעבר לדלקים נקיים; יישום תקנים מחמירים למניעת זיהום אוויר מתעשייה ומייצור חשמל; קידום מהלך להכנסת גז טבעי לשימוש נרחב בתעשייה, בייצור החשמל ובתחבורה; קידום מערכות הסעה המוניות. כן יתגייס המשרד למאמץ העולמי להפחתת נזקי ״אפקט החממה״ ולהקטנת החור בשכבת האוזון.

מניעת רעש – המשרד יפעל להפחתה ממשית של היקף האוכלוסייה החשופה לרמות רעש גבוהות באמצעות מיפוי ארצי של אזורי החשיפה לרעש. כן יפעל המשרד לקביעת תקינה שתביא לצמצום הרעש מהכבישים ויפעיל מערך אכיפה של החוק למניעת מפגעים (רעש).

משרד המדע והטכנולוגיה

תקציב משרד המדע והטכנולוגיה לשנת 2004 מסתכם בכ־118.9 מיליון ש"ח בהוצאה, בכ־18.6 מיליון ש"ח בהוצאה מותנית בהכנסה ובכ־79 מיליון ש"ח בהרשאה להתחייב.

פעילות משרד המדע והטכנולוגיה מחלוקת לשלושה תחומים עיקריים: תשתיות מדעיות, מחקרים בין־לאומיים ומדע וקהילה. כן פועלת במסגרת המשרד הסוכנות הישראלית לחקר החלל (סל"ה). בשנת 2004 יתמקד המשרד ב־5 הנושאים העיקריים הבאים:

דגשים מרכזיים

- הכוונה של פעילות בתחום המדע והטכנולוגיה, בהתאם למדיניות ולסדרי עדיפות לאומיים – במטרה לקדם, להרחיב ולהעמיק את הפיתוח המדעי והטכנולוגי.

- תמיכה בפיתוח התשתיות המדעיות והטכנולוגיות במדינת ישראל ומחקר תשתיתי מעודד צמיחה במסגרת תכנית התשתיות המדעיות, במטרה למצות את הפוטנציאל הכלכלי הטמון בידע מדעי טכנולוגי ולעודד צמיחה מוגברת של המשק.

- פיתוח וביסוס קשרי החוץ המדעיים לקידום המדע הישראלי ומעמדה המדעי הבינלאומי של המדינה.

- הגברת המודעות למדע בקרב הציבור בכלל, ובקרב הנוער בפרט, בין היתר בקידום פרוייקטים בתחום התשתיות הדיגיטליות (הקלת הנגישות למידע); והשתתפות בהקמתם של מרכזי מחקר, ובהם מרכזי מו"פ אזוריים, ובפיתוח עתודות כוח אדם מדעי וטכנולוגי.

- סוכנות החלל הישראלית תפעל להמשיך בביסוס מעמדה של מדינת ישראל בתחום החלל, בשיתוף פעולה עם גופים ומוסדות חלל בחו"ל ובאמצעות טיפוח ידע והגברת החינוך המדעי בתחומי החלל בקרב הנוער והציבור הישראלי. סוכנות החלל תמשיך להתמקד בשנת 2004 בפיתוח אמצעים טכנולוגיים, ובין היתר תקדם פרוייקטים לחישה מרחוק וטכנולוגיות ייחודיות למזעור לוויינים.

השירותים החברתיים

תקציב ההוצאה הממשלתית לשירותים החברתיים לשנת 2004 מסתכם בכ־110.6 מיליארד ש״ח. סכום זה מהווה כ־21.4% מהתוצר המקומי הגולמי של ישראל.

ההוצאה לשירותים חברתיים (כולל תקציבי הפיתוח): 2004
(במיליארדי ש״ח)

גימלאות הביטוח הלאומי (כולל גימלאות במימון האוצר)*	**44.1**
חינוך ותרבות	23.8
השכלה גבוהה	5.4
עבודה ורווחה	4.2
מערכת הבריאות (תקציב משרד הבריאות ומס בריאות)	26.6
קליטה	1.4
אחרים (רשויות מקומיות, דתות, תגמולים לנכים)	5.1
סך־הכל	**110.6****

* אומדן
** כולל ההוצאה של המוסד לביטוח לאומי לגמלאות והעברות לקופות החולים במסגרת חוק ביטוח בריאות ממלכתי.


ההוצאה לשירותים חברתיים (כולל תקציבי פיתוח) לשנת 2004
במיליארדי ש״ח
אחרים
(רשויות מקומיות, דתות, תגמולים לנכים)
קליטה
1.4
5.1
מערכת הבריאות
(תקציב משרד הבריאות ומס בריאות)
26.6
גימלאות הביטוח הלאומי
(כולל גימלאות במימון האוצר)*
44.1
4.2
5.4
עבודה ורווחה
השכלה גבוהה
חינוך ותרבות
אלפי מועסקים

PAGE 88 OF 227 PAGES
EXHIBIT INDEX ON PAGE 3

התפתחות ההוצאה לשירותים בעין בשנים 1980–2003

במחירי 2003, במיליארדי ש"ח


מיליארדי ש"ח
65
60
55
50
45
40
35
30
25
20
15
10
1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

מקור: המרכז לחקר המדיניות החברתית בישראל

התפתחות תשלומי העברה ושירותים בעין*: 1980–2003

מדד 1980 = 100


מדד
תשלומי העברה
שירותים בעין
450
400
350
300
250
200
150
100
50
0
1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

*אומדן

מקור: המרכז לחקר המדיניות החברתית בישראל

התפתחות ההוצאה לשירותים חברתיים בעשורים האחרונים

בעשורים האחרונים ניכרה מגמת גידול משמעותית בהוצאה החברתית, בשיעורים גבוהים בהרבה משיעורי הגידול של האוכלוסיה או של המדדים אליהם מוצמדים התשלומים.

בשנות ה־80 גדלה ההוצאה הממשלתית לשירותים חברתיים בשיעור של כ־38% ובשנות ה־90 היא גדלה בשיעור של כ־67%. ההוצאה הריאלית הממשלתית לשירותים חברתיים גדלה בשני העשורים האמורים בכ־130%, בעוד ששיעור גידול האוכלוסיה עמד על כ־58%.

חלק משמעותי מתוך הגידול בהוצאה החברתית מוסבר בגידול ההוצאה לתשלומי העברה. בשנות ה־80 חל גידול ריאלי של כ־75% בהוצאה לתשלומי העברה ובשנות ה־90 גדלה ההוצאה לתשלומי העברה בשיעור ריאלי של כ־87%. על־פי נתוני המרכז לחקר המדיניות החברתית בישראל, עמד שיעור ההוצאה לתשלומי העברה מתוך התמ"ג בתחילת שנות ה־80 על כ־5.5%, לקראת סוף שנות ה־80 עלה השיעור לכ־6.8%, בשנות ה־90 עלה לכ־7.8%, והגיע עד ל־8.7% בשנת 2001.

הגידול בתשלומי ההעברה מוסבר בעליית השכר הריאלי, בשינויי חקיקה שהגדילו הן את מספר הזכאים לתשלומים והן את גובה התשלומים, ובגידול באוכלוסיית מקבלי הקצבאות – שגדלה בשיעור גבוה בהרבה משיעור הגידול הטבעי של האוכלוסיה. לשם הדגמה, מספר מקבלי הבטחת הכנסה עלה בשנים 1990–2003 בכ־400%, מכ־32,000 זכאים לכ־161,000 זכאים, בעוד שהאוכלוסיה גדלה בשנים אלו בכ־45%. מספר הזכאים לקצבה גדל גם בשנים בהן נמדדו שיעורי צמיחה גבוהים בתמ"ג, בהן ירד שיעור הבלתי מועסקים ונוספו מקומות עבודה רבים למשק.

גם השינויים בקצבאות הילדים תרמו לגידול היקף התשלומים (כאשר במהלך שנות התשעים בוטלו מבחני ההכנסות לקבלת הקצבה, והושוו הקצבאות בין יוצאי הצבא למי שאינם כאלה), וכן החוק לצמצום ממדי העוני בשנים 1994–1995 והגידול בהוצאה לקצבאות הבטחת קיום – בסוף שנות ה־90 ובראשית העשור הנוכחי.

ההוצאה לשירותים בעין (שירותים ישירים) גדלה אף היא בשיעור משמעותי, אם כי מתון יותר משיעור הגידול בתשלומי ההעברה. בשנת 2003 היתה ההוצאה האמורה כפולה, ריאלית, מזו שהיתה בשנת 1980 (במחירים קבועים) – כאשר הגידול המשמעותי ביותר חל בהוצאה לחינוך.

שיעור ההוצאה לשירותים חברתיים מההוצאה הממשלתית (ללא החזר חובות) גדל מכ־31% בתחילת שנות ה־80 לכ־50% בתחילת שנות ה־90 ול־56.1% בשנת 2001.

בשנים 2002 ו־2003 עברו בכְּנסת שינויי חקיקה שהפחיתו משמעותית את ההוצאה לתשלומי העברה. מלבד הצורך הפיסקלי להפחית את היקף תשלומים אלה, שהגיעו לרמה של כ־8.7% מהתמ"ג בשנת 2001, עמדה גם השאיפה להקטין את התמריץ שטומנת בחובה מערכת הקצבאות לאי השתתפות בכוח העבודה.

בהתאם לכך, הופחתו קצבאות הבטחת הכנסה ואומץ שינוי במבנה הגמלה, שיש בו כדי לעודד הגדלה של היקף העבודה. כן הופחתו קצבאות הילדים, בתהליך מדורג עד לשנת 2009 – שעיקרו השוואת הקצבה המשולמת בעד כל ילד. נוסף לכך, הופחתו דמי האבטלה ותשלומי העברה אחרים.

בעקבות הפחתות אלה, ירד שיעור תשלומי ההעברה מהתמ"ג, והוא צפוי להיות כ־8.1% בשנת 2003, לעומת 8.7% בשנת 2001. שיעור ההוצאה החברתית מכלל ההוצאה הממשלתית (ללא החזר חובות) ירד מכ־56.1% בשנת 2001 לכ־53.6% בשנת 2003.


התפתחות ההוצאה החברתית כאחוז מההוצאה הממשלתית
(ללא החזר חובות): 1980–2003
אחוזים
60
55
50
45
40
35
30
25
31.7
30.4
32.3
29.9
30.3
32.1
34.7
37.3
38.2
42.0
45.2
49.2
51.7
51.1
53.1
52.4
53.2
53.7
54.0
55.1
55.0
56.1
54.2
53.6
1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
מקור: המרכז לחקר המדיניות החברתית בישראל


התפתחות תשלומי העברה ושירותים בעין*: 1980–2003
במחירים קבועים, מדד 1980 = 100
300
250
200
150
100
50
מדד
1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
מקור: המרכז לחקר המדיניות החברתית בישראל
*אומדן

משרד החינוך

התקציב הרגיל של משרד החינוך לשנת 2004 מסתכם בכ־24.2 מיליארד ש״ח, תקציב הפיתוח של המשרד מסתכם בכ־481 מיליון ש״ח ובעוד כ־403 מיליון ש״ח בהרשאה להתחייב.

הדגשים

- הפעלת **שיטת תקצוב חדשה** בחינוך היסודי, החל משנת הלימודים התשס״ד, המבוססת על תקן דיפרנציאלי לתלמיד – במטרה לצמצם פערים בין התלמידים השונים – כאשר התקצוב לתלמיד שוויוני, בהתאם לרקע החברתי־כלכלי שלו. תנאי הכרחי לתקצוב הוא החלת תכנית ליבה מחייבת ומשותפת לכל מגזרי החינוך.

- **טיפוח ערכים דמוקרטיים** לשוויון הזדמנויות בין המינים ואוכלוסיות בעלות צרכים מיוחדים. בין היתר, תופעל תכנית לפיתוח והעצמה של מנהיגות שוויונית בשיתוף שדולת הנשים (נערות מובילות שינוי), שתכלול: קידום לימודי מתמטיקה, מדעים וטכנולוגיה בקרב תלמידות; מינוי אחראיות לשוויוניות מגדרית בבתי־הספר; הדרכה והשתלמות למפקחים, למנהלים ולעובדי הוראה; הפעלת מרכזים ב־8 רשויות מקומיות לטיפול בקורבנות פגיעה מינית.

- **קידום החינוך המדעי והטכנולוגי** באמצעות הפעלה של תכניות מרכזיות בשנת הלימודים התשס״ד.

- **פיתוח אקלים בטוח** במוסדות החינוך וצמצום התנהגויות של אלימות ושימוש לרעה בסמים ואלכוהול של בני נוער. זאת, באמצעות תכניות שונות ובהן: הפעלת פרוייקט אס״א (אלימות, סמים, אלכוהול) בקרב בני נוער ב־9 רשויות מקומיות; הפעלת תכנית ״כישורי חיים״ – להתמודדות באלימות, סמים ואלכוהול; הפעלת קו חירום מקוצר לנושאי אלימות וגיבוש ״תו תקן איכותי״ באמצעות קביעת סטנדרטים לאקלים חברתי בבתי־הספר.

- **שילוב לימודי הסביבה** בתכנית הליבה של בתי־הספר היסודיים, במטרה לפתח תחושת אחריות של התלמידים לסביבה ולצורך לפעול למענה.

- **טיפול ביצירה, באמנים ובמוסדות תרבות ואמנות** בישראל – במפעלים ואירועי תרבות שונים, בסיוע למוסדות תרבות ואמנות ובתמיכה בפרוייקטים בתחום התרבות. המשרד פועל: לביסוס מעמד האמן היוצר, המבצע והיצירה המקורית, המהווים את התשתית לחיי התרבות והאמנות בישראל; לעידוד איכות ומצוינות באמנויות השונות ולטיפוח היצירה האמנותית והתרבותית בפריפריה הגיאוגרפית והחברתית, בצד טיפוח הפלורליזם והרב־תרבותיות של היצירה האמנותית והתרבותית; להבטחת קיומם וקידומם של מוסדות ותשתיות התרבות והאמנות; לנגישותה של היצירה האמנותית

והתרבותית לכלל מגזרי האוכלוסייה; לשמירה והבטחה של חופש יצירה וביטוי בכל תחומי התרבות והאמנות, ולעידוד צריכת אמנות ותרבות במגזר הערבי ובמגזר הדרוזי.

- **קידום, פיתוח וטיפוח הספורט** בישראל. המשרד מסייע לרשויות מקומיות, להתאחדויות ואגודות הספורט בפיתוח הספורט לכל צורותיו ורמותיו. המשרד פועל בתחומים שונים: להעלאת רמת הכושר הגופני והמיומנות הספורטיבית, לטיפוח כשרונות צעירים בענפי ספורט שונים, ליצירת דפוסי התנהגות ספורטיביים, לחיזוק התהליך החינוכי למשמעת עצמית וכיבוד החוקים בתחרויות ולטיפוח ושימור איכויות גבוהות ורמות הצטיינות לאומיות ובינלאומיות בענפי הספורט השונים.

- **הפעלת מרכזי מצוינות בענפי ספורט אולימפיים** ברחבי המדינה לנערים מחוננים בספורט – שהינם התשתית לספורט ההישגי הישראלי. כן יפעל המשרד בשנת 2004 ליישום המלצות דו״ח השופט סטרשנוב, ועדת הבירור לבדיקת מצב הכדורגל בישראל.

השכלה גבוהה

התקציב להשכלה גבוהה לשנת 2004 מסתכם בכ־5.4 מיליארד ש"ח.

מערכת ההשכלה הגבוהה בישראל כוללת מוסדות המוכָּרים על־ידי המועצה להשכלה גבוהה, שהסמיכה אותם להעניק תארים אקדמיים. תיקצוב המוסדות נעשה באמצעות ה"וועדה לתיכנון ולתיקצוב" ומשרד החינוך (מוסדות להכשרת כוח־אדם בהוראה). מערכת ההשכלה הגבוהה כוללת גם מוסדות אשר אין בתקציבם השתתפות ציבורית (דהיינו מוסדות חוץ תקציביים).

המוסדות להשכלה גבוהה

המוסדות להשכלה גבוהה בישראל נחלקים כדלהלן:

- **7 אוניברסיטאות**, העוסקות במחקר ובהוראה לקראת שלושת התארים האקדמיים: תואר ראשון, תואר שני ותואר שלישי.
- **האוניברסיטה הפתוחה**, המבוססת על לימוד מרחוק ולימודים חלקיים לקראת תואר אקדמי ראשון ושני.
- **מכללות**, שעיקר עיסוקן בהוראה לקראת תואר ראשון של לימודים אקדמיים, כלליים או מקצועיים.
- **מוסדות אקדמיים להכשרת עובדי הוראה.**
- **מסלולים אקדמיים, לקראת תואר ראשון, במכללות אזוריות** – כל אחד ממסלולים אלה נמצא באחריותה האקדמית של אחת האוניברסיטאות בישראל.

נתונים כלליים

בתשס"ג למדו כ־190 אלף סטודנטים במוסדות להשכלה גבוהה (לרבות מוסדות חוץ תקציביים ולמעט האוניברסיטה הפתוחה). 63.7% מהם למדו באוניברסיטאות (ובכללם 4.4% במכללות אזוריות, באחריות האקדמית של האוניברסיטאות), 10.9% במכללות להכשרת מורים ו־25.4% במוסדות אחרים. מספר הלומדים במוסדות להשכלה גבוהה גדל בתשס"ג בכ־9,100 סטודנטים (גידול של כ־5%) לעומת תשס"ב.

נוסף לאמור, למדו באוניברסיטה הפתוחה בשנת תשס"ג כ־37,400 סטודנטים לתואר ראשון. מספר זה

שקול לכ־15,000 סטודנטים הלומדים תכנית לימודים מלאה באוניברסיטה אחרת. נוסף לאלה למדו באוניברסיטה הפתוחה בתשס״ג כ־1,200 סטודנטים לתואר שני.

אוניברסיטאות

בשנת תשס״ג היה מספר הסטודנטים ב־7 האוניברסיטאות הפועלות בישראל 120.9 אלף, לעומת 117.5 אלף בשנת תשס״ב – גידול של כ־2.8%.

בשנת תשס״ג למדו 64% מכלל הסטודנטים באוניברסיטאות לקראת תואר ראשון, 30% למדו לקראת תואר שני ולימודי תעודה ו־6% למדו לקראת תואר שלישי. התפלגות הסטודנטים לפי תחומי לימוד היתה: 60% במדעי הרוח, במדעי החברה ובמשפטים, 26% במדעי הטבע, חקלאות ורפואה ו־14% בלימודי הנדסה.

באוניברסיטאות מתבצע רוב המחקר בארץ במדעי הרוח והחברה וכשליש מהמחקר והפיתוח האזרחי במדעי הטבע, הרפואה וההנדסה. כמעט כל המחקר הבסיסי בישראל מתבצע בין כותלי האוניברסיטאות. בתשס״ב מנה הסגל האקדמי הפעיל באוניברסיטאות 10,636 משרות שלמות.

יעדים

המטרות העיקריות של מערכת ההשכלה הגבוהה הן:

- **הוראת מיגוון מקצועות ותחומים הדורשים השכלה גבוהה,** כדי להכשיר כוח אדם מקצועי ברמה אקדמית – בהתאם לצרכי החברה והמשק, ולהכנת העתודה האינטלקטואלית של המדינה.
- **מתן השכלה גבוהה לכל תלמיד שוחר דעת והשכלה הכשיר לכך,** והענקת הזדמנות שווה ללימודים גבוהים לכל שכבות החברה.
- **קיום מחקר מדעי,** בסיסי ויישומי, בהיקף נרחב וברמה גבוהה.
- **הכשרת העתודה המדעית של מערכת ההשכלה הגבוהה והמחקר.**
- **פיתוח וקידום המכללות האקדמיות העצמאיות** (הן הכלליות והן הטכנולוגיות).
- **סיוע לסטודנטים** — בשנת הלימודים תשס״ב ניתנו כ־29,500 מילגות פר״ח.

התקציב הרגיל

התקציב הרגיל של מערכת ההשכלה הגבוהה מיועד למימון הפעילות השוטפת של המוסדות להשכלה גבוהה ומתקבל משלושה מקורות עיקריים:

- **השתתפות ציבורית** – השתתפות הממשלה, המועברת ברובה ישירות לידי המוסדות, ובחלקה כהקצבות ייעודיות למטרות מוגדרות.
- **הכנסות משכר לימוד.**
- **הכנסות עצמיות** – תרומות, תקורה ממענקי מחקר והכנסות אחרות.

תקציב הפיתוח

נוסף להשתתפותה בתקציב הרגיל, השתתפה הממשלה בשנת 2003 גם בהשקעות פיתוח של המוסדות להשכלה גבוהה בסכום של כ־108 מיליון ש״ח. בשנת 2004 עומדת הרזרבה לפיתוח המוסדות להשכלה גבוהה על 38.8 מיליון ש״ח.

משרד רווחה ותעסוקה

תקציב משרד רווחה ותעסוקה לשנת 2004 מסתכם בכ־4.39 מליארד ש"ח, מזה כ־2.83 מליארד ש"ח תקציב משרד הרווחה, כ־1.52 מליארד ש"ח תקציב תעסוקה וכ־44 מיליון ש"ח תקציב יחידת הסמך לעניין העובדים הזרים.

דגשים מרכזיים

משרד הרווחה

- פיתוח שירותי רווחה ומיקודם באוכלוסיות נזקקות.
- טיפול באוכלוסיות חלשות במסגרות קהילתיות, במקום במסגרות מוסדיות ופנימייתיות. תגבור פתרונות קהילתיים ופיתוחם כתחליף לפתרונות פנימייתיים.
- טיפול בילדים בסיכון והתמודדות עם תופעת האלימות במשפחה.
- ייעול פעולות המטה, המנהל והשירותים, ובכלל זה שיפור השירות ללקוחות – בהעברת מוסדות ממשלתיים למפגרים להפעלה בידי גורמים חוץ ממשלתיים, בהתאם להחלטת ממשלה מס' 677 מיום 2.9.01.

תעסוקה

- ביצוע הרפורמה לצמצום התלות בגמלאות־קיום מתמשכות, באמצעות שילוב מקבלי הגמלאות במעגל העבודה – בהתאם להחלטות הממשלה (מס' 791 מיום 15.9.2003, מס' 100 מיום 25.3.2003, מס' 2135 מיום 1.7.2002, מס' 2198 מיום 16.8.2000 ומס' תמ/35 מיום 6.3.2000).
- התמודדות עם הגידול באבטלה באמצעות הכשרתם המקצועית של דורשי עבודה מובטלים, בד בבד עם התאמת מסלולי ההכשרה המקצועית לצרכי המשק ושוק העבודה. מיקוד ההכשרה המקצועית בדורשי עבודה מקבלי גמלת הבטחת הכנסה ובמקבלי דמי אבטלה, שלהם פחות מ־12 שנות לימוד – בהתאם להחלטות הממשלה (מס' 2330 מיום 30.7.02 ומס' 98 מיום 25.3.2003) .
- ייעול פעולות המטה, המינהל והשירותים – עם העברת תחום התעסוקה למשרד המסחר והתעשייה נוהלה היערכות לשיפור תהליכים, לרבות מעבר לשיטת עבודה בצוותים מעורבים ממוקדי מטרות ויעדים, וקיום בקרת תהליכים על התקדמותם.

- שיפור השירות ללקוחות באמצעות העברת מוסדות ממשלתיים להכשרה מקצועית להפעלה בידי גורמים חוץ ממשלתיים, בהתאם להחלטות הממשלה (מס' 677 מיום 2.9.01, מס' 2330 מיום 30.7.02 ומס' 98 מיום 25.3.2003).

- המשך ריכוז המאמץ המשולב להרחקת העובדים הזרים והחלפתם בעובדים ישראלים, במטרה להעלות את שיעור התעסוקה של ישראלים.

- הטמעת תחרות בשירותים שונים של המשרד בהרחבת השימוש במכרזים המגדירים מדדי איכות ומחיר (למשל, בשירותי השגחה על ילדים במעונות יום חדשים) בהתאם להחלטת הממשלה בנושא.

- תיעשה פעולה מיוחדת להקטנת האבטלה החיכוכית, כחלק מהמאמץ לטיפול בנושא התעסוקה, באמצעות שכלול ושיפור פעילות שירות התעסוקה.

המוסד לביטוח לאומי

הקצבת אוצר המדינה למוסד לביטוח לאומי בשנת התקציב 2004 מסתכמת בכ־20.9 מיליארד ש״ח.

העברות אלה מיועדות בעיקר לנושאים הבאים:

- תשלום קיצבאות במימון של המדינה, בסכום של כ־8.8 מיליארד ש״ח.
- השתתפות המדינה בגבייה, בסכום של כ־11.8 מיליארד ש״ח, לפי סעיף 32 לחוק הביטוח הלאומי בענף ילדים, זיקנה ושאירים, נכות כללית ובענפים שונים.
- העברות אחרות למוסד לביטוח לאומי, בסכום של כ־300 מיליון ש״ח.

תשלום קיצבאות במימון המדינה

המוסד לביטוח לאומי משלם קיצבאות על־פי חוק ביטוח לאומי, הממומנות – באורח מלא או חלקי – מדמי הביטוח (כגון: קיצבאות זיקנה ושאירים למבוטחים, קיצבאות ילדים, או קיצבאות נכות כללית), וכן קיצבאות (שלא מכספי המוסד), לפי חוקים אחרים או לפי הסכמים מיוחדים עם משרד האוצר. קיצבאות אלה, שכאמור אינן ממומנות מדמי ביטוח לאומי אלא מתקציב המדינה, מסתכמות בשנת 2004 בכ־8.8 מיליארד ש״ח.

להלן פירוט של עיקרי הקיצבאות שבמימון אוצר המדינה:

הבטחת הכנסה

על־פי ״חוק הבטחת הכנסה״, מוקנית זכאות לאוכלוסיות מסוימות לקבל השלמה להכנסתן בסכום הנקוב בחוק – על מנת להבטיח לאוכלוסיות אלה רמת הכנסה בסיסית.

שלוש קבוצות אוכלוסייה זכאיות להבטחת הכנסה:

- **אוכלוסייה בגיל העבודה** – בשנת 2003 חלה עלייה משמעותית נוספת במספר מקבלי הבטחת הכנסה בגיל העבודה, מכ־151 אלף בשנת 2002 לכ־161 אלף מקבלי הבטחת הכנסה בשנת 2003 (גידול של כ־6%). זאת, בהמשך לעלייה של כ־7% בשנת 2002 לעומת 2001.
- **מקבלי קיצבת זיקנה או קיצבת שאירים** – בשנת 2004 צפוי כי כ־82 אלף זכאים מקרב מקבלי קיצבת

זיקנה ועוד כ־32 אלף זכאים מקרב מקבלי קיצבת שאירים (למעט עולים חדשים) יקבלו השלמת הכנסה.

- **מקבלי קיצבאות זיקנה ושאירים, שלא על־פי חוק הביטוח הלאומי** – לפי הסכם בין המוסד לביטוח לאומי לבין משרד האוצר, ייהנו מקיצבאות זיקנה ושאירים בשנת 2004 כ־93 אלף נפש שאינם מבוטחים בביטוחים אלה (הואיל ועלו ארצה אחרי גיל 60) – הודות למימון מלא של אוצר המדינה. רובם גם יקבלו השלמת הכנסה, לפי "חוק הבטחת הכנסה".

קיצבאות סיעוד ונכות

אוצר המדינה מממן, על־פי חוק הביטוח הלאומי, 50% מקיצבאות הנכות של "נכים קודמים" (כלומר, אלה שנעשו נכים לפני אפריל 1970). כן מממן אוצר המדינה גימלאות סיעוד, למי שזכאי לגימלה על־פי אמות המידה של חוק סיעוד – אך איננו מבוטח, כהגדרתו בחוק הביטוח הלאומי.

בהתאם להסכם עם המוסד לביטוח לאומי, מממן אוצר המדינה גם קיצבאות סיעוד ונכות לעולים חדשים (לפי חוק הביטוח הלאומי, זכאי עולה חדש לקיצבת סיעוד רק בתום שנה להימצאו בארץ, ולקיצבת נכות רק בתום שנתיים; את הקיצבאות לעולים הנמצאים בארץ תקופה קצרה יותר מממן אוצר המדינה).

קיצבאות והטבות למוגבלים בניידות

הסכם בין המוסד לביטוח לאומי לבין משרד האוצר מזכה כ־24 אלף נכים ב"קיצבאות ניידות", במימון אוצר המדינה, כהשתתפות בהחזקת רכב. כן זכאית אוכלוסייה זו, אחת למספר שנים, להלוואה עומדת (במימון המדינה) לרכישת רכב.

בעקבות השינויים שחלו בהסכם הניידות בתחילת שנת 2000, גדלה באופן משמעותי הוצאה זו – מכ־260 מיליון ש"ח בשנת 1999 לכ־520 מיליון ש"ח בשנת 2001, ולכ־670 מיליון ש"ח בשנת 2003.

בשנת 2004 צפויה ההוצאה מכוח הסכם הניידות לעמוד על כ־680 מיליון ש"ח.

אוכלוסיות מיוחדות

אוצר המדינה מממן גם גימלאות שמשלם המוסד לביטוח לאומי לאוכלוסיות מיוחדות, על־פי חוקים שונים. גימלאות אלה שבמימון אוצר המדינה, משולמות לאסירי ציון, לנפגעי פעולות איבה, כדמי מזונות לנשים הזכאיות למזונות, כדמי פגיעה וכגימלאות נכות למי שנפגעו במהלך פעולות התנדבות, כמענקי לימודים למשפחות חד־הוריות ולמשפחות ברוכות ילדים וכתגמולים ל"נפגעי עירוי דם" ו"נפגעי הקרנות".

השתתפות המדינה במימון ביטוח ילדים, זיקנה, שאירים וענפים אחרים

על־פי סעיף 32 לחוק הביטוח הלאומי, משתתף אוצר המדינה בכ־11.8 מיליארד ש״ח למימון ענפי ביטוח ילדים, זיקנה ושאירים, נכות כללית וענפים אחרים. ההשתתפות נקבעת באחוזים מסך הגבייה באותם ענפים, כדלקמן:

ענף ילדים

בענף ילדים ההשתתפות היא 160% מהגבייה, ותסתכם בשנת 2004 בכ־8.4 מיליארד ש״ח.

ענף זיקנה ושאירים

בענף זיקנה ושאירים ההשתתפות היא 15% מהגבייה, ותסתכם בשנת 2004 בכ־1.6 מיליארד ש״ח.

ענף נכות כללית

בעקבות ההסכם שנחתם בין ממשלת ישראל לנציגי הנכים בשנת 2002, שבעקבותיו הוגדלו הקצבאות המשולמות לנכים, יחל אוצר המדינה להשתתף בשנת 2004 במימון ענף נכות כללית בשיעור של 12% מהגבייה.

ענפים שונים

ההשתתפות בענפי הביטוח השונים הינה בשיעור 6.41% מהגבייה ממעסיקים ו־5.32% מהגבייה מעצמאים, ותסתכם בשנת 2004 בכ־1.4 מיליארד ש״ח.

גמלאות המוסד לביטוח לאומי בשנת 2003

בשנת התקציב 2003 הגיע היקף תשלומי ההעברה, באמצעות הביטוח הלאומי לכ־43.5 מיליארד ש״ח (ללא תגמולי שירות מילואים).

שני סעיפי ההוצאה הגבוהים ביותר בביטוח הלאומי הם בענף זיקנה ושאירים ובענף נכות כללית. התשלומים בענף זיקנה ושאירים הגיעו בשנת 2003 לכ־15.7 מיליארד ש״ח (כ־36% מכלל ההוצאה) ובענף נכות כללית לכ־7.2 מיליארד ש״ח (כ־16.6% מההוצאה).

בשנת 2003 היה שיעור ההוצאה, מכלל תשלומי המוסד, בענפים האחרים: ילדים – 14%; אבטלה – 5.8%; נפגעי עבודה – 7.1%; הבטחת הכנסה לאוכלוסייה בגיל העבודה – 7.8%; אמהות – 6.2%; סיעוד – 5.7%.

זכאים לגימלאות המוסד לביטוח לאומי בשנת 2003
(באלפים)

הענף	מספר המקבלים
זיקנה ושאירים	712
מתוכם: מקבלי השלמת הכנסה	202
ילדים (משפחות)	938
נכות כללית	157
נפגעי עבודה – דמי פגיעה	53
נפגעי עבודה – גמלאות נכות	25
הבטחת הכנסה (ממוצע חודשי)	161
אמהות (מענק לידה)	134
סיעוד	114
אבטלה	70

מקור: אגף התקציבים, משרד האוצר.

הכנסות המוסד לביטוח לאומי

הכנסות המוסד לביטוח לאומי בגין ענפי הביטוח נחלקות בעיקר בין שלושה גורמים (לא כולל סבסוד, הטמון בתשלומי ריבית על השקעות): דמי ביטוח מהציבור, השתתפות אוצר המדינה בגבייה על פי סעיף 32 לחוק הביטוח הלאומי, והקצבות אוצר המדינה למימון גמלאות לא ביטוחיות.

התפלגות ההכנסות של המוסד לביטוח לאומי לפי מקורות* 2004
(במיליוני ש"ח)

מקור ההכנסה	הסכום	אחוז מסה"כ
דמי ביטוח מהציבור	21,780**	51%
השתתפות האוצר בגבייה על פי סעיף 32 לחוק	11,770	28%
מימון קצבאות לא ביטוחיות	8,800	21%
סך הכל	**42,350**	**100%**

* לא כולל ריבית על השקעות

** תחזית אגף התקציבים

תגמולים לנכים

תקציב ההוצאה על התגמולים לנכים בשנת 2004 מסתכם בכ־1.6 מיליארד ש"ח.

הלשכה לשיקום נכים במשרד האוצר אחראית לתשלום תגמולים לנכים. נכים המקבלים את גמלתם מהלשכה הם נכי המלחמה בנאצים, שלחמו בנאצים במלחמת העולם השנייה, ונכי רדיפות הנאצים – ניצולי שואה. כיום ישנם כ־9,150 נכי המלחמה בנאצים וכ־43,800 נכי רדיפות הנאצים.

בעקבות העלייה מחבר העמים עלה מספר נכי המלחמה בנאצים מ־4,300 נכים בשנת 1990 לכ־9,150 נכים כיום. בשנת 1995 אישרה הכנסת תיקון בחוק נכי רדיפות הנאצים, שאיפשר לנכים שלא הגישו תביעות בעבר להגישן עתה. תיקון נוסף בחוק, בשנת 1998, ביטל לחלוטין את מגבלת הזמן להגשת תביעות חדשות. בשנת 2001 ניתנה הזכאות לתגמולים לנכי רדיפות הנאצים ששהו על אדמת גרמניה ב־1.1.47. בעקבות התיקונים הללו, עלה מספר נכי רדיפות הנאצים הזכאים לתגמולים מכ־21,300 בשנת 1995 לכ־43,800 כיום.

התגמולים לנכי המלחמה בנאצים ונכי רדיפות הנאצים

נכי המלחמה בנאצים ונכי רדיפות הנאצים מקבלים תגמולים ב־3 רמות שונות:

- **תגמול "רגיל"** – נקבע על־סמך אחוז נכותו הרפואית של הנכה. התגמול לנכה מלחמה בנאצים נע בין 331 ש"ח לבעל 10% נכות, לבין 3,312 ש"ח לבעל 100% נכות. התגמול לנכה רדיפות הנאצים הוא בסך 1,024 ש"ח לבעל 25% נכות ובסך 4,098 ש"ח לבעל 100% נכות.

- **תגמול ל"נזקק"** – ניתן לנכים מעוטי הכנסה, אשר אחוזי נכותם הרפואית נמוכים מ־50%. גובה התגמול נע בין 3,418 ש"ח לנכה בעל 10% נכות, לבין 3,893 ש"ח לנכה בעל 49% נכות. כל הכנסה שיש לנכה ממקור אחר מנוּכּה מתגמול זה.

- **תגמול ל"נצרך"** – ניתן לנכים מעוטי הכנסה, אשר אחוזי נכותם הרפואית גבוהים מ־50%. גובה התגמול לנצרך הוא 6,512 ש"ח. כל הכנסה שיש לנכה ממקור אחר מנוכה מתגמול זה.

אלמנת נכה מלחמה בנאצים או אלמנת נכה רדיפות הנאצים, זכאית לגימלה לאחר מות בן זוגה. משך זמן קבלת הגימלה וגובהה נקבע על סמך סוג התגמול שקיבל הנכה (רגיל, נזקק או נצרך). אלמנות נכים, אשר קיבלו גימלה רגילה, זכאיות לקבל אותה גימלה במשך 36 חודשים נוספים מיום פטירת הנכה. אלמנת נזקק, או אלמנת נצרך, תמשיך לקבל אותה גימלה לכל ימי חייה.

משרד הבריאות

התקציב הרגיל של משרד הבריאות לשנת 2004 מסתכם בכ־15.4 מיליארד ש״ח ותקציב הפיתוח בעוד כ־200 מיליון ש״ח (ברוטו). תקציב בתי־החולים הממשלתיים הכלליים לשנת 2004 מסתכם בכ־5.37 מיליארד ש״ח.

התקציב הרגיל

הפעילות בתקציב הרגיל של משרד הבריאות בשנת 2004 ממומנת מהמקורות הבאים (במיליארדי ש״ח):

תקציב נטו	כ־13.84
הוצאה מותנית בהכנסה	כ־1.56
סך־הכל (ברוטו)	**כ־15.40**

שיא כוח־אדם בתקציב הרגיל לשנת 2004 הוא 8,171.5 תקנים.

תקציב בתי־החולים הממשלתיים כלליים (מפעלים עסקיים) מסתכם בכ־5.374 מיליארד ש״ח. שיא כוח־אדם בתקציב לשנת 2004 הוא 17,587.5 תקנים.

תקציב הפיתוח

הפעילות בתקציב הפיתוח של משרד הבריאות בשנת 2004 ממומנת מהמקורות הבאים (במיליוני ש״ח):

תקציב נטו	138
השתתפות בתי־חולים	37.4
הכנסה מגורמי חוץ	21
הכנסה מביטוח לאומי	3.5
סך־הכל (ברוטו)	199.9

שינויים בתקציב הבריאות

קביעת עלות הסל לקופות החולים

חוק ביטוח בריאות ממלכתי קובע, כי על הממשלה לממן את ההפרש שבין עלות הסל לקופות־חולים (כפי שנקבע בצו של שר הבריאות ושר האוצר ואושר בוועדת העבודה והרווחה) בניכוי ההכנסות העצמיות הנורמטיביות של קופות החולים, לבין גביית דמי ביטוח בריאות בידי המוסד לביטוח לאומי. לפיכך, נכלל בתקציב משרד הבריאות לשנת 2004 סכום של כ־9.43 מיליארד ש״ח לצורך השלמת מימון עלות סל שירותי הבריאות של קופות־חולים, שתעמוד על סך של כ־21.72 מיליארד ש״ח (במחירי מדד יוקר הבריאות לשנת 2002). עלות זו מבטאת גידול ריאלי של עלות הסל בסך של 188 מיליון ש״ח.

אישפוז סיעודי

בתקציב לשנת 2004 הוגדל התקציב לאישפוז סיעודי בכ־32 מיליון ש״ח (ברוטו) המבטא תוספת של 300 פתרונות נוספים לאישפוז זה. התוספת נועדה למנוע גידול ניכר בתור הממתינים, בד בבד עם השארת האחריות לאישפוז הסיעודי בידי הממשלה.

פיתוח והגדלת היצע השירותים הרפואיים לשנת 2004

בשנת 1998 הוחל בתכנון ובביצוע של תכנית רב־שנתית לתוספת מיטות אישפוז כללי בשנים 1998-2003, כדי לתת מענה לגידול בביקוש – כתוצאה מגידול האוכלוסייה בישראל ומהזדקנותה. על פי תכנית זו נוספו במהלך שנת 2000 184 מיטות חדשות ועוד 227 מיטות ב־2001, כאשר בשנים 2005–2006 צפויה הוספתן של 157 מיטות אישפוז. בשנת 2004 תימשך בניית מבנה האשפוז בבית החולים הלל יפה בחדרה.

שיקום נכֵי־נפש בקהילה

בתקציב משרד הבריאות לשנת 2004 הוגדל התקציב לנושא שיקום נכֵי־נפש בכ־26 מיליון ש״ח. תוספת זו נועדה לשפר את איכות חייהם, את תפקודם ואת רווחתם של נכֵי־נפש בקהילה.

בתכנית יודגש תגבור מערכות הטיפול והשיקום בקהילה, הכוללות רצף שירותים קהילתיים, כגון: דיור מוגן, הוסטלים ותעסוקה מוגנת. תכנית זו גם תספק השלמה לצרכים הטיפוליים והשיקומיים של חולי נפש, בהתאם לחוק שיקום נכֵי־נפש בקהילה, נוסף לתחליף הולם, מקצועי ויעיל בקהילה – לחלק מנכֵי־נפש, המאושפזים בבתי־חולים פסיכיאטריים.

עלות סל שירותי בריאות לשנת 2004

חוק ביטוח בריאות קובע שיטת עדכון לעלות סל השירותים, לפי מדדים המעוגנים כיום בתוספת החמישית לחוק. בסעיף 9 לחוק ניתנה סמכות שבשיקול דעת לעדכן את עלות הסל לקופות־חולים בשל שינויים דמוגרפיים שחלו באוכלוסייה. השינויים הדמוגרפיים ומרכיב התייעלות צריכים להישקל בצד שינויים אחרים, שיש להם השפעה ממתנת על ההוצאה של מערכת הבריאות. שיפורים טכנולוגיים והוספת תרופות, המרחיבים את סל השירותים שבחוק, צריכים להישקל בהתחשב ביכולת המשק ובסדרי העדיפויות בתקציב המדינה.

בעת דיוניה בתקציב שוקלת הממשלה, מדי שנה, את קביעת עלות סל שירותי הבריאות. בכל אחת מהשנים 1996 ו־1997 ניתנה תוספת ריאלית של כ־2% (כ־380 מיליון ש"ח במחירי 2000) לעלות הסל. בכל אחת מהשנים 1998, 1999 ו־2001 ניתנה תוספת ריאלית של כ־3% (כ־580 מיליון ש"ח במחירי 2000) לעלות הסל – כאשר האחוז הנוסף יועד להוספת תרופות חדשות לסל הבריאות. גם בשנת 2000 הוחלט על תוספת ריאלית, בסך של 85 מיליון ש"ח במחירי 2000, שיועדה להוספת תרופות חדשות לסל הבריאות.

כאמור, בשנים האחרונות הגדילה הממשלה את עלות הסל באופן ריאלי, בהפעילה שיקול דעת – נוכח מציאות משתנה ולאחר בחינת כל השיקולים המתבקשים. כדי לקבוע את עלות סל הבריאות לשנת 2002, הגיעו שרי הבריאות והאוצר להסכמה לגבי הדרך שבה תעודכן עלות סל השירותים לשנים 2004-2002 – כדי לאפשר לקופות החולים תכנון תקציבי ארוך טווח, שיאפשר להן לספק שירותי בריאות בהתאם להוראות החוק.

להלן עיקרי ההסכמה לעדכון עלות סל הבריאות:

- להעמיד את עלות סל שירותי הבריאות של קופות החולים לשנת 2002 בסך של כ־20.5 מיליארד ש"ח (במונחי מדד יוקר הבריאות הממוצע לשנת 2000). עלות זו משקפת גידול של 195 מיליון ש"ח בבסיס העלות, תוספת בגין טכנולוגיה בסך 146 מיליון ש"ח וסכום נוסף של 347 מיליון ש"ח בגין שינויים דמוגרפיים.

- להעמיד סכום של 200 מיליון ש"ח (במונחי הממוצע של מדד המחירים לצרכן לשנת 2001) לכל אחת מהשנים 2004-2002 כתמיכה בקופות־חולים, שיצטרכו לעמוד ביעדי ההוצאה שייקבעו בהסכמים בינן לבין הממשלה.

- להעמיד סכום של 150 מיליון ש"ח (במונחי מדד המחירים הממוצע לשנת 2001) לכל אחת מהשנים 2004-2002 כנגד הפחתה של הקופות בגירעון הצבור שלהן, בשיעור שלא יהיה נמוך מ־5% בכל שנה.

- לעדכן את עלות הסל, בשל שינויים דמוגרפיים ובהתחשב בהתייעלות הנדרשת, בשיעור של 1.75% בכל אחת מהשנים 2004-2002.

- יעדי ההוצאות לכל אחת מן השנים 2004־2002 ייקבעו בהסכמים בין הממשלה לקופות־חולים.

בדיוניה בתקציב המדינה לשנת 2004 החליטה הממשלה להפחית את עלות סל שירותי הבריאות לקופות החולים ב־250 מיליון ש״ח ולהתאים לכך את סל השירותים, ולהוסיף 60 מיליון ש״ח למימון שיפורים טכנולוגיים ותוספת תרופות חדשות.
בהתאם לכך, בשנת 2004 מסתכמת עלות הסל לקופות החולים, כאמור, בכ־21.72 מיליארד ש״ח (במחירי מדד יוקר הבריאות לשנת 2002).

עידוד התייעלות במערכת הבריאות

העברת מיטות גריאטריות סיעודיות לתפעול הסקטור הפרטי

הרוב הגדול של מיטות האשפוז הגריאטריות הסיעודיות במדינת ישראל, למעלה מ־90%, מופעלות באמצעות הסקטור הפרטי והציבורי הלא־ממשלתי. לסקטור זה ניסיון רב בניצול משאבים יעיל של מיטות גריאטריות ומתן שירותים ברמה גבוהה. נוסף לכך, מחירם של שירותי האשפוז הגריאטריים במוסדות הפרטיים והציבוריים נמוך בכ־56% ממחיר יום אשפוז במערכת הממשלתית.

לכן החליטה הממשלה להטיל על שר הבריאות להעביר לסקטור הפרטי והציבורי את ניהולן של המיטות הגריאטריות הסיעודיות הפועלות כיום במוסדות הגריאטריים הממשלתיים. העברת ניהול בתי החולים הגריאטריים בראשון לציון ובנתניה למפעיל חוץ ממשלתי צפויה להתבצע בראשית שנת 2004.

צמצום עלויות ציבוריות בתחום הניסויים הרפואיים בבני אדם

כיום ממומנים, לעתים, ניסויים קליניים בתרופות חדשות ומחקרים רפואיים שונים ממשאביהן הציבוריים של קופות החולים. על מנת לאפשר לקופות החולים בקרה ופיקוח למניעת הוצאות אלה נקבע, כי כל העורך ניסוי רפואי יהיה חייב להודיע לאותה קופת החולים בה חבר המבוטח על השתתפותו בניסוי – ועל סוגי הבדיקות והטיפולים אותם אמור המבוטח לעבור, במסגרת הניסוי, כדי לאפשר לקופות החולים לבקר את הוצאותיהן בתחום זה. כן נקבע, כי אישור לניסוי רפואי בבני אדם יהיה מותנה בהתחייבותו של עורך הניסוי להמשיך ולספק למשתתפים בו את הטיפול הרפואי בו החלו במהלך הניסוי – ובלבד שקיים צורך רפואי בהמשך הטיפול – למשך תקופה שיקבע מנכ״ל משרד הבריאות, ואשר לא תפחת משלוש שנים.

התייעלות במערכת האשפוז הממשלתית

על מנת ליעל את הוצאות הממשלה בתחום האשפוז החליטה הממשלה על צעדים לצמצום הוצאותיה בתחומי האשפוז השונים, ובהם:

- לאחד את בתי החולים רמב"ם ובני ציון, נוכח ריבוי מיטות האשפוז בחיפה והמספר הגבוה של בתי חולים בעיר, החל מיום 1 בינואר 2004. תעובד תכנית מפורטת לאיחוד פעילות בתי החולים והפחתה של 100 מיטות אשפוז בבית החולים המאוחד.

- לסגור את בית החולים הפסיכיאטרי אברבנל, בבת ים, ולהעביר את החולים המאושפזים בו לבתי חולים פסיכיאטריים אחרים. זאת, הואיל ובשנים האחרונות התרוקנו מאות מיטות אשפוז בבתי החולים אלה, אחרי שהממשלה הפעילה תכנית להוצאת מאושפזים מבתי החולים הפסיכיאטריים בניהולה.

- בתי החולים הפסיכיאטריים בבאר יעקב ובנס ציונה יאוחדו תחת הנהלה אחת, לשם ניצול נכון יותר של משאביהם.

- לסגור את בית החולים הגריאטרי פלימן בחיפה, שאינו פועל ביעילות נוכח העלות הגבוהה של שירותי האשפוז הניתנים בו – ביחס לעלותם במסגרות חליפיות באזור חיפה. מיטות האשפוז בו יועברו לבתי חולים אחרים באזור חיפה, מה שיביא חיסכון ניכר במשאבים.

- בית החולים הגריאטרי בראשון לציון יועבר לידי עמותה של עיריית ראשון לציון.

המשרד לקליטת העלייה

תקציב המשרד לקליטת העלייה לשנת 2004 מסתכם בכ־1.4 מיליארד ש"ח.

קליטת העלייה היא אחד היעדים המרכזיים של מדינת ישראל מאז הקמתה והיא ניצבת גבוה בסולם העדיפויות של הממשלה הנוכחית.

בין השנים 1989 ל־2003 הגיעו לישראל כ־1.1 מיליון עולים. התקציב לשנת 2004 מבוסס על תחזית של 20,000 עולים, לא כולל עולים מאתיופיה.

הצעת התקציב לשנת 2004 כוללת את היעדים הבאים:

פעולות קליטה בקהילה ושילוב תרבותי

העמקת הקליטה בקהילה והעצמת השילוב החברתי, אגב חשיפת המפגש התרבותי-חברתי וההשפעה ההדדית שבין קהילת העולים הנקלטת לבין החברה הישראלית הקולטת; הבלטת התכנים האזרחיים והדמוקרטיים בחברה הישראלית, הסברת התרבות והמסורת היהודית והשילוב ביניהם.

אולפנים, סטודנטים וצעירים

הנחלת הלשון העברית באיכות ובמהירות רבה ככל האפשר, כבסיס לקליטה תעסוקתית ותרבותית מהירה.

שיפור היכולת של הסטודנטים העולים להתמודד עם הקשיים בלימודים בשנת הלימודים הראשונה ככלל, ולקבוצות מארצות מוצא מוגדרות בפרט.

קירוב רעיון השירות הצבאי לבני נוער לקראת גיוס כבסיס לתהליך קליטה טוב יותר. פיתוח קבוצות מנהיגות וקצונה בקרב הנוער העולה כמובילים בתהליך הסוציאליזציה.

צמצום תופעת הנוער העולה הנמצא על גבול תחום הסיכון והניכור מול בני גילו הוותיקים.

תעסוקה, יזָמות עסקית וסיוע למדענים

שדרוג תעסוקת כלל העולים – ובפרט המהנדסים, ההנדסאים והטכנאים – במגמה להביאם לשיא יכולת מיצוי הפוטנציאל המקצועי שלהם.

שיכלול ועידון כלי האִבחון, ההֶכוון וההשמה של המשרד, כדי להבטיח קליטה טובה, נכונה ויציבה לאורך זמן.

פיתוח תחומים נוספים ורשת עסקים חדשים, ביסוס העסקים הקיימים ושדרוג סל ההדרכה והתמיכה ליַזָם העולה, באמצעות המרכזים לטיפוח יַזָמות. יצירת מקומות עבודה לעולים אשר ייקלטו בעסקים אלה.

מימוש, ככל האפשר, של הפוטנציאל המדעי הגלום בעלייה וניתובו לאפיקים מתאימים, כדי להבטיח קליטה אישית טובה של המדען, תוך העצָמַת היכולות המחקריות והטכנולוגיות של המדע בישראל.

דיור

פיתוח חשיבה וכלים חדשים במסלולי הדיור השונים, אשר יקלו על תהליך קליטת העולים בארץ ויביאו למציאת מאגר פתרונות דיור לאוכלוסיות העולים.

קליטת יוצאי אתיופיה

היערכות לקליטה עתידית של בני העדה בשנת 2004, בשיתוף פעולה עם הסוכנות היהודית ומשרדי ממשלה אחרים.

המשך פיתוח המגמה של סיוע מועדף לעולי אתיופיה בתהליך קליטתם בארץ. זיהוי, איתור ופיתוח תחומי פעילות בתעסוקה, הכשרה וקליטת הקבע בשכונות.

במהלך שנת 2004 יעשה המשרד מאמץ על מנת להוציא מספר רב של משפחות ממרכזי קליטה למגורי קבע.

סיוע ישיר לעולים

הפעלת כלים כספיים ומקצועיים, שיאפשרו לעולים לתפקד בצורה נאותה, ככל האפשר, בתהליכי הקליטה הישירה: סל קליטה, הלוואות סל קליטה ומענק המכס.

משרד הפנים

תקציב משרד הפנים לשנת 2004 מסתכם בכ־3.2 מיליארדי ש״ח בהוצאה, כ־50.8 מליון ש״ח בהרשאה להתחייב וכ־20.9 מליון ש״ח בהוצאה מותנית בהכנסה (ללא מימון מפלגות).

רשויות מקומיות

עוד במהלך שנת 1997 סוכם במשרדי הפנים והאוצר לשנות את כללי הפעולה בתחום הרשויות המקומיות, על מנת להסדיר את הבעיות התקציביות המתמשכות בהם מצוי השלטון המקומי.

במהלך השנים 1998-2003 אכן בוצעו, לפי הסיכום, הסדרי הבראה לרשויות מקומיות – כאשר מימוש תכניות ההבראה יימשך גם בשנת 2004 בעיקר נוכח ההאטה מאפיינת את המשק הישראלי ופוגעת גם במגזר זה. הסיכום האמור כלל, בין היתר, את שלושת המרכיבים הבאים:

- הבטחת **איזון שוטף** בתקציב הרשויות המקומיות, באמצעות טיפול בחריגות שכר, צמצום הוצאות והעמקת הגבייה. השגת יעד זה תמנע היווצרותם של גירעונות חדשים ותבטיח כי הפעילות של הרשויות המקומיות תתבסס על הכנסותיהן בפועל.

- **צמצום הגירעון הנצבר,** בד בבד עם השגת האיזון האמור בתקציב השוטף של הרשויות המקומיות פעולות, יושג בין היתר בדרך של מיצוי גבייה ומימוש נכסים. במקביל, העמידה הממשלה מקורות תקציביים משלימים להקטנת הגירעון הנצבר.

- למימוש צעדי הבראה אלה הוקצתה למשרד הפנים מסגרת **תקציב של כ־2.5 מיליארד ש״ח** לשנים 1998-2003, שיתרתה תשמש למימון תכניות ההבראה גם בשנת התקציב 2004.

הדגשים בתקציב 2004

בדיוני הממשלה על המדיניות הכלכלית לשנת 2004 התקבלו החלטות נוספות הנוגעות לרשויות המקומיות, בהמשך למדיניות הממשלה בדבר שינוי כללי הפעולה בתחום הרשויות המקומיות. השינויים שלהלן אמורים לסייע בהשלמת הסדרתן של הבעיות התקציביות המתמשכות בשלטון המקומי:

א. על מנת להגביר את **הפיקוח והבקרה** על מינהל תקין ברשויות המקומיות, הוחלט להסדיר בחקיקה את ארבעת הנושאים הבאים:
- עילות למינוי חשב מלווה והגדרת סמכויותיו.

- האפשרות לפזר מועצה של רשות מקומית שאינה מנוהלת באופן תקין, בלי קשר להדחתו של ראש הרשות – ולהיפך.
- קביעת תנאים מצטברים, שבמקרה של קיומם תפוזר מועצת רשות מקומית לאלתר, יודח העומד בראשה, ותמונה לרשות ועדה ממונה למילוי תפקידי המועצה. תנאים אלה כוללים, בין היתר, שיעור גירעון שוטף גבוה בשנת הדיווח האחרונה, שיעור גירעון מצטבר גבוה ואי צמצום הוצאות והיקף כוח אדם.
- תיקון חוק איגודי ערים באופן שיאפשר לייעל את עבודת האיגודים הללו, ולהקים חדשים כאשר יש לכך הצדקה כלכלית.

ב. על מנת לקדם **ניהול תקציבי תקין** יותר ברשויות המקומיות הוחלט לקבוע בחקיקה את שלושת הנושאים הבאים:

- הגבלת פעולתה של רשות מקומית שתקציבה לא אושר במועצת הרשות לפרק זמן שאינו עולה על 3 חודשים מיום אישור תקציב המדינה; ורק במקרים מיוחדים שיפורטו, ובאישור שר הפנים, תוכל רשות מקומית לפעול ללא תקציב מאושר במשך עוד 3 חודשים נוספים.
- הגדרת סמכויותיו, אחריותו וזכויותיו של גזבר רשות המקומית.
- הסמכת שר הפנים למנות ממונה על גביית המסים העירוניים, ברשות מקומית הסובלת משעורי הגביה נמוכים.

ג. על מנת לאפשר גיוון מקורות המימון, הוחלט להתיר לרשות מקומית להקים **תאגיד עירוני מיוחד,** שיעסוק בהקמה, פיתוח ותפעול של פרוייקט ספציפי – על פי סוגים שיוגדרו בחוק – ובלבד שיפעל בניתוק מוחלט ממנגנוני הרשות המקומית, הן באופן מימונו והן בחובת הנאמנות של מועצת המנהלים שלו.

תכנון פיזי

בשנים האחרונות התמקדה פעילות הממשלה בנושא התכנון בהכנת תכניות מיתאר ארציות, כוללניות ונושאיות, תכניות מיתאר מחוזיות ובהגדלת המלאי התכנוני המיועד לבנייה למגורים – אגב חתירה לקצר ולייעל את הליכי התכנון.

מינהל התכנון מקדם תכניות מיתאר מחוזיות למחוזות משרד הפנים, כמו גם תכניות מיתאר מחוזיות חלקיות, ותכניות מיתאר מקומיות – בשיתוף עם הרשויות המקומיות ומשרדי הממשלה הרלוונטיים.

בהתאם לנתוני מינהל התכנון, אין לרובם של מחוזות משרד הפנים והרשויות המקומיות תכניות מיתאר עדכניות ותקפות. במצב זה, רוב התכניות המוגשות אינן תואמות את תכנית המיתאר הקיימת – ומהוות, הלכה למעשה, שינוי לתכנית המיתאר המקומית או המחוזית הקיימת. כיוון שכך, הן חייבות את אישור הוועדה המחוזית ואף המועצה הארצית, מה שמכביד על מוסדות התכנון, מחייב אותם להקדיש זמן רב

לדיון נקודתי ופוגע ביכולתם להקדיש את עיקר זמנם לדיונים בנושאים עקרוניים, ולקדם תכניות מיתאר כוללות.

עיקר השינויים בתחום התכנון הפיזי

בהתאם למדיניותה להביא לייעול ולקיצור הליכי התכנון והבנייה, החליטה הממשלה ב־15.09.2003, לתקן את חוק התכנון והבנייה בהתאם ל־4 העקרונות המפורטים להלן:

- **הרחבת סמכויות הוועדות המקומיות**

בהתאם ל"חוק התכנון והבנייה", מוסמכות הוועדות המקומיות לדון בתכניות מפורטות ובתכניות מיתאר מקומיות. אלא שנוסח החוק מגביל את סמכויות הוועדות המקומיות, וגורם לכך שמרבית התכניות המפורטות והמקומיות נידונות בוועדה המחוזית. עוד קובע החוק כי בתכניות שבסמכות ועדה מחוזית, יינתנו לוועדה המקומית 60 יום לגיבוש המלצות ביחס לתכנית המוצעת. המלצות הוועדה המקומית מועברות לוועדה המחוזית – שאינה מחוייבת להמלצות הוועדה המקומית, וממילא מתחילה מחדש את הדיון בתכנית המוצעת.

נמצא, כי בהתאם לחוק בניסוחו הנוכחי, עוברות רוב התכניות בסמכות ועדה מחוזית הליך מסורבל של דיון בשני מוסדות תכנון, הנותן ערך מוסף נמוך בבחינת התכניות אך גורם לעיכוב משמעותי בקידומן.

כדי לייעל ולפשט את התהליך, החליטה הממשלה להרחיב את סמכויות הוועדות המקומיות כך – שאם יש לרשות מקומית תכנית מיתאר מקומית תקפה, היא תהיה רשאית לאשר כל תכנית – בתנאי שהיא חלה רק על שטחי הרשות המקומית בלבד. בהיעדר תכנית מיתאר מקומית תקפה, תישלל מהרשות המקומית האפשרות להעביר את המלצותיה לוועדה המחוזית, ורק הוועדה המחוזית תדון בתכנית המבוקשת.

- **ייעול עבודת הוועדה לקרקע חקלאית ושטחים פתוחים**

בהתאם לתוספת השלישית ל"חוק התכנון והבנייה" נדרש אישור הוועדה לקרקע חקלאית ושטחים פתוחים, לפני מתן אישור לתכנית החלה על קרקע חקלאית.

חלק ניכר מהתכניות המובאות לאישור הוועדה, הינן תכניות מיתאר מקומיות או תכניות מיתאר מפורטות – שאינן סותרות הוראות תכנית שאישרה הוועדה בעבר. במטרה למנוע כפילויות בהליך התכנון, וכדי לייעל את הקצאת תשומות הזמן העומדות לרשות הוועדה, החליטה הממשלה כי אישור תכנית מיתאר מקומית או תכנית מפורטת, החלה על קרקע חקלאית – לא יחייב אישור הוועדה, במידה שהתכנית אינה סותרת את הוראותיה של תכנית מיתאר מחוזית שאושרה בידי הוועדה.

- **מינוי חוקר להתנגדויות**

במקרים רבים, מוגשות עשרות התנגדויות לתכניות שמפקידים מוסדות התכנון. ריבוי ההתנגדויות, כמו גם הצורך להתייחס לכל התנגדות (למעט התנגדויות בעלות אופי דומה), מטיל עומס על מוסדות התכנון וגורם להתארכות הדיון בהתנגדויות מעבר ללוחות הזמנים הקבועים בחוק.

לפיכך החליטה הממשלה, כי לצורך דיון בהתנגדויות יעזרו מוסדות התכנון בחוות דעת של חוקר – בה יוצגו תמצית ההתנגדויות והמלצות החוקר לגביהן. את החוקר ימנה יו״ר מוסד התכנון, והוא יידרש להגיש את המלצותיו למוסד התכנון 60 יום מסיום התקופה להגשת התנגדויות – כאשר המדובר בתכנית מיתאר מקומית או תכנית מפורטת; אך יעמדו לרשותו 120 יום, כאשר זו תכנית מיתאר מקומית החלה על מרחב התכנון כולו.

במקרה בו לא הוגשו יותר מ־15 התנגדויות לתכנית, או מטעמים מיוחדים, יהיה יו״ר המוסד התכנוני רשאי שלא למנות את החוקר.

- **מינוי ועדה קרואה**

בשנים האחרונות חלה עלייה משמעותית בהיקף הבנייה הבלתי חוקית, והתגברה תופעת הפלישות לשטחים פתוחים ולמקרקעי הלאום. הנזק למדינה ולתושביה הוא עצום, ונפרש על פני מגוון רחב של תחומים, ובכלל זה: פגיעה באיכות הסביבה ובשטחים הפתוחים, פגיעה בהכנסות המדינה, היווצרות בעיות בטיחות וכיוצ״ב.

בשנת 1999 מינו שרי הפנים, המשפטים וביטחון הפנים ועדה בין משרדית לנושא הבנייה הבלתי חוקית. במסגרת המלצות הוועדה, הוצג הצורך בהגברת הפיקוח והאכיפה של הממשלה, יחד עם מיצוי החובה החוקית של הוועדות המקומיות לבצע את האכיפה והפיקוח בשטחן. במקביל, נדרשה הממשלה לייעל את הליכי התביעה ולהעלות את רמת ההרתעה מול מבצעי פעילות בלתי חוקית זו – בין השאר, באמצעות העלאת רמת הענישה ושילוב של הרתעה כלכלית כחלק מהתמודדות עם הבעיה. עד עתה טרם הוחל ביישום ההמלצות.

על מנת להגביר את פעילות הפיקוח והאכיפה החליטה הממשלה, כי במקרים בהם אין הוועדה המקומית אוכפת את חוק התכנון והבנייה, יוכל שר הפנים לפעול לאכיפת החוק באמצעות מינוי ועדה קרואה.

מינהל האוכלוסין

על מנת להבטיח כי מינהל האוכלוסין יתאים עצמו לצרכים המשתנים ולהתפתחויות הטכנולוגיות

המתהוות, מיושמת תכנית עבודה רב שנתית למינהל האוכלוסין שתאפשר היערכות מתאימה לצמצום הצורך בביקורי אזרחים בלשכות האוכלוסין. שיפור רמת השירות יושג הודות לשימוש בטכנולוגיות מתקדמות כגון אינטרנט, שירותי טלפון ודואר ממוחשבים וקידום נושא תעודת הזהות החכמה.

כן הוקמה במינהל, במהלך שנת 2003, יחידת אכיפה לעניין עובדים זרים – המשתלבת במערך הבין משרדי המטפל בסוגייה זו בהתאם להחלטות הממשלה.

חוק תאגידי מים וביוב

ב־17.7.2001 אושר בכנסת "חוק תאגידי מים וביוב", שתכליתו להפריד את פעילות המים והביוב מפעילויות מוניציפאליות אחרות של הרשויות המקומיות – באמצעות הפעלת משק המים והביוב ברשות המקומית בידי חברה עירונית. בעתיד תתאפשר, לרשויות שיבחרו בכך, העברת הבעלות בחברה לגורמים פרטיים. חברה שתוקם בהתאם לחוק, תפעל במסגרת רשיון שיוענק לה ותצטרך לעמוד בתנאים שיקבעו ברשיון. את תעריפי החברה תקבע רשות ציבורית שתוקם לשם כך, על פי עקרון העלות המוכרת.

יישום החוק יביא ליתרונות רבים לצרכנים ולכלל המשק, יגרום לניהול עסקי, מקצועי ויעיל של מערכות המים והביוב ברשויות המקומיות; יבטיח ייעוד של ההכנסות ממתן שירותי אספקת מים וביוב להשקעה במערכות המים והביוב, הפעלתן ומתן שירותים; יאפשר לגייס הון רב יותר להשקעות במשק המים והביוב, בלי תלות במקורות ממשלתיים או מוניציפליים ויעודד תחרות במתן שירותים הקשורים במשק המים והביוב.

נכון לחודש ספטמבר 2003, פועלים ארבעה תאגידים בהתאם לחוק, מתוכם לשלושה הוענק רשיון. עד לסוף השנה צפויים להינתן רשיונות ל־2-3 תאגידים נוספים.

בהתאם לאמור בחוק, הממשלה, על פי הצעת שר הפנים ובהסכמת שר האוצר, מסמיכה עובד במשרד הפנים להיות ממונה על ענייני החברות לשירותי מים וביוב. במקביל להסמכת הממונה, מוקמת במשרד הפנים יחידה עצמאית שתהיה אחראית לנושא בניהול הממונה.

שירותי דת

בהתאם להחלטת הממשלה על פירוק המשרד לענייני דתות והעברת תחומי הפעילות למשרדים אחרים, הועבר למשרד הפנים נושא שירותי דת לעדות לא יהודיות.

ענפי המשק

המשרדים הכלכליים – משרד התעשייה המסחר והתעסוקה, משרד התיירות ומשרד החקלאות – פועלים לעידוד צמיחה בת קיימא בענפי המשק השונים, וזאת בשתי דרכים עיקריות:

- ייזום וקידום רפורמות מבניות וענפיות, שתכליתן לשכלל את השוק ולהגדיל את התחרות בו – בעיקר בהסרת חסַמים מינהליים ופתיחת צווארי בקבוק.
- ניהול תקציב התמיכות למגזר העִסקי, שנועד בעיקרו להשתתף בסיכונים המוטלים על החברות העִסקיות.

מאפיינים עיקריים

מאפייניו העיקריים של התקציב לשנת 2004 בתחום המשרדים הכלכליים הם:

- היקף סיוע גבוה לעידוד מחקר ופיתוח.
- המשך הסיוע לעידוד השקעות הון.
- הפחתה תקציבית, כחלק מהחלטות הממשלה על צמצום הגירעון בתקציב.
- הנהגת רפורמות, בעיקר בתחומי המדען הראשי, מועצות הייצור והגנת הצרכן.
- יישום הרפורמה בתחום מחירי המים לחקלאות.

ענף התעשייה

המגמות העיקריות בענף התעשייה מצביעות על המשך האטה בצמיחת הענף. עם זאת, ניתן להבחין בשינוי מגמה ראשוני בתפוקת קבוצת ענפי הטכנולוגיה העילית ("היי-טק"), שעלתה בכ־3% במחצית הראשונה של שנת 2003 לעומת התקופה המקבילה אשתקד.

הצעת התקציב לשנת 2004 מבטאת ירידה מסויימת בהקצאת המשאבים לתחום התעשייה, ירידה הנובעת בעיקר מההפחתות האחידות בתקציב המדינה.

במטרה למקסם את התשואה הנובעת מהשקעות המדינה במו"פ תוגבל, החל משנת 2004, תקרת המענקים לתאגיד קשור (על פי הגדרתו בחוק החברות) ל־20 מיליון ש"ח לשנה.

ענף התיירות

ענף התיירות נקלע למשבר עמוק, החל מהרבעון האחרון של שנת 2000, בגין הירידה החדה במספר התיירים המבקרים בארץ מחמת האירועים הביטחוניים בארץ ובעולם.

המשבר בתיירות מחייב את משרד התיירות להתאים את פעולותיו, ובכלל זה להסיט מקורות במסגרת תקציבו לפעולות שמטרתן סיוע לפעילים בענף, בעיקר בתחום השיווק; וכן לסייע להסבת חדרי מלון לשימושים אחרים, באמצעות יצירת כללים שיאפשרו זאת.

הצעת התקציב לשנת 2004 מבטאת ירידה בהקצאת המשאבים בתחום עידוד השקעות הון בתיירות, נוכח ההשקפה שאין להגדיל את היצע חדרי המלון בתקופה בה עולה ההיצע על הביקוש.

ענף החקלאות

החקלאות מאופיינת בשנים האחרונות בשינויים הדרגתיים במבנהו של המשק החקלאי, שעיקרם הגדלת יחידות הייצור וצמצום מספר העוסקים בחקלאות – כתוצאה מהפריון הגבוה בענף והגבָּרת התחרותיות בו.

במטרה להקטין את הנטל על החקלאים, החליטה הממשלה בשנת 2003 על איחוד מועצות הייצור בענפי הצומח למועצה אחת. המהלך האמור צפוי להסתיים בשנת 2004 ולהביא לצמצום התקורות וליחסכון לחקלאים.

ההתמודדות עם מצוקת המים תחייב פעולות משמעותיות לייעול השימוש במים במגזר החקלאי, נוסף להתאמת הגידולים החקלאיים למצב משק המים במדינה.

הממשלה תמשיך לפעול להגברת התחרותיות, הקטנת הריכוזיות המשקית וצמצום התקורות בענף.

משרד התעשייה, המסחר והתעסוקה

התקציב הרגיל, תקציב התמיכות בענפי המשק ותקציב הפיתוח של משרד התעשייה, המסחר והתעסוקה לשנת 2004 מסתכם ב־1.6 מיליארד ש״ח בהוצאה נטו, 540.7 מיליון ש״ח בהוצאה מותנית בהכנסה ו־1.85 מיליארד ש״ח בהרשאה להתחייב.

משרד התעשייה והמסחר מופקד על קידום ענפי התעשייה והמסחר באמצעים תקציביים, מינהליים ותחיקתיים.

תפקידי המשרד

משרד התעשייה והמסחר מופקד על קידום ענפי התעשייה והמסחר תוך שימוש באמצעים תקציביים, מינהליים ותחיקתיים. תפקידו ויעדיו המרכזיים של משרד התעשייה והמסחר הינם:

- סיוע בפיתוחה וביסוסה של תעשייה יעילה ורווחית, בעלת כושר תחרות.
- קידום המחקר והפיתוח התעשייתי, כאמצעי לפיתוח תעשייה עתירת ידע שתנצל ותקדם את היתרונות היחסיים של ישראל, תניב תשואה הולמת להשקעותיו של המשק במחקר האקדמי ותפתח תעשייה עם ערך מוסף גבוה וכושר תחרות בעידן הכלכלה הגלובלית.
- פיתוח הפעילות הכלכלית הבינלאומית של ישראל ובמיוחד סחר החוץ, על מנת להבטיח צמיחה המבוססת על סחר חופשי ושיתוף פעולה כלכלי בין ישראל למדינות אחרות. יעד זה מושג, בין היתר, בפיתוח והעמקה של קשרי סחר חוץ והסכמי סחר, תמיכה ישירה בפעילות שיווקית של מפעלים וטיפוח קשרים עם משקיעים זרים.
- יצירת מקורות תעסוקה שיענו על צרכים כלכליים ארוכי טווח, עם העדפת אזורי הפריפריה.
- יצירת סביבה כלכלית תומכת וליווי תעשיות ינוקא כדי לגרום לצמיחת יזמויות חדשות והגברת התעסוקה באמצעות עסקים חדשים.
- עידוד מודעות צרכנית ושמירה על כללי מסחר הוגנים שיבטיחו את רווחת הפרט ויאפשרו שימוש יעיל גם באמצעי סחר אלקטרוניים.

נושאים מרכזיים בתכנית העבודה ל־2004

בתכנית העבודה ובהצעת התקציב של המשרד לשנת 2004 מודגשים הנושאים הבאים:

חוק המו״פ — השלמת הליך תיקון ״החוק לעידוד מחקר ופיתוח בתעשייה (התשמ״ד-1984)״ והטמעת

התמורות הנובעות מכך בתעשייה הישראלית, עם התמקדות במתן אפשרות להוצאת ידע נתמך מדען לחו"ל (בהתאם לכללים האמורים בתיקון לחוק).

החוק לעידוד השקעות הון – ביצוע רפורמה בחוק לעידוד השקעות הון כך שהתמיכה תתמקד בהשקעות מוטות יצוא ומחוללות צמיחה.

תמיכה בעסקים קטנים – המשרד ימשיך להפעיל מספר כלי סיוע לעסקים קטנים ובינוניים ועיקרם: חונכות לעסקים קטנים ובינוניים, הרשות לעסקים קטנים ובינוניים והקרן להלוואות לעסקים קטנים.

ייעול פעילות המטה – במסגרת פעילות איחוד תחום התעסוקה עם משרד התעשייה והמסחר, יבוצעו שינויים ארגוניים במבנה המשרד, לרבות מעבר לשיטת עבודה בצוותים מעורבים ממוקדי מטרות ויעדים.

הסדרת מרחב התקינה – המשרד יפעל ליצירת פעילות מתואמת ומוסדרת של כלל הגופים והיחידות העוסקות בנושאי תקינה, לרבות העברת חלקים מהפעילות לגורמים חוץ ממשלתיים, תוך הקפדה על הפרדה ברורה בין פעילות מסחרית ופעילות ציבורית.

משרד החקלאות ופיתוח הכפר

תקציב משרד החקלאות לשנת 2004 מסתכם בכ־1.09 מיליארד ש״ח (ברוטו).

ערך הייצור החקלאי (במונחי תמורה ליצרן) הסתכם בשנת 2002 בכ־15.32 מיליארד ש״ח, המהווים כ־1.7% מהתוצר המקומי. בשנת 2002 גדל התוצר הגולמי של ענף החקלאות (כמותית) בכ־4.0%, בעוד שבצמיחת המשק הלאומי נרשמה באותה שנה ירידה של כ־0.8%. היצוא החקלאי הסתכם בשנת 2002 בכ־3.08 מיליארד ש״ח לעומת כ־2.49 מיליארד ש״ח בלבד בשנת 2001, עלייה המשקפת גידול ריאלי של 4.6% בתמורה שקיבלו היצואנים.

משבר משק המים בישראל משפיע על מבנה ענפי הצומח. צמצום המים השפירים הזמינים העומדים לרשות החקלאות ותחילתו של עידן התפלת מים עתידים להביא להישענות גוברת והולכת של תהליך הייצור על מים שוליים, דהיינו מי קולחין ומים מליחים. יש להניח, כי מגמה זו תוביל לצמצום היקף השטחים המושקים בד בבד עם עלייה בהיקף השטחים הלא־מושקים (גידולי בעל) ואלה המבוססים על השקיית עזר.

השפעת הרפורמות שבוצעו בענפי החי בשנים האחרונות החלה גם היא לתת אותותיה. הרפורמות ברפת החלב, בשלוחת הבקר לבשר ובשלוחת הפטם הביאו להגדלת יחידות הייצור ולהתייעלותן, אגב צמצום מספר יחידות המשק העוסקות בענפים אלה.

התעסוקה בענף כוללת, בשנים האחרונות, מספר גדל והולך של עובדים זרים. בשנת 2003 הגיע מספרם (אלה המדווחים) לכ־22,300, המהווים כ־52% מכלל השכירים המועסקים בענף.

מעורבות הממשלה בתחום החקלאות

פעילות הממשלה בתחום החקלאות מאופיינת ברמת מעורבות גבוהה, לעומת ענפי משק אחרים. מעורבות זו נחלקת לשני סוגים עיקריים: מעורבות ממשלתית ישירה, לרוב גלויה ומתבטאת בתקציב, ומעורבות עקיפה הגורמת לעלות סמויה למשק הלאומי.

המעורבות הישירה

המעורבות הממשלתית הישירה קיימת בכל שלבי היצור החקלאי, כמפורט ב־8 הנקודות להלן:

סבסוד הון — בשנת 2004 יסתכם סבסוד ההון להשקעות בנושאים שונים באמצעות מענקים בכ־66 מיליון

ש"ח. זאת, נוסף לסכומים ייעודיים לסבסוד השקעות הון בענף הרפת ולסבסוד השקעות במיזמים החוסכים שימוש במים.

סבסוד תשומות המים – בשנת 2003 מוערך סבסוד המים לחקלאות בכ־256 מיליון ש"ח.

מתן שירותים – בשנת 2004 תסתכם בכ־147 מיליון ש"ח עלות המימון של פעולות הדרכה חקלאית ושירותים אחרים בתחומי הווטרינריה, הגנת הצומח ופעולות אחרות (דייג, שימור הקרקע, בדיקות קרקע ועוד) שמבצעות יחידות ממשלתיות במימון שרובו מתקציב המדינה.

מחקר ופיתוח – בשנת 2004 תסתכם בכ־166 מיליון ש"ח עלות השתתפות הממשלה במחקר חקלאי, ובכלל זה מחקרים חקלאיים באמצעות המדען הראשי וכן תקורות מינהל המחקר החקלאי.

סבסוד ביטוח ומתן ביטוח חקלאי – הביטוח החקלאי נחלק לשניים, ביטוח נזקי טבע וביטוח אסונות טבע, כאשר השתתפות הממשלה מתבטאת בסבסוד פרמיית הביטוח החקלאי.

נזקי טבע – בשנת 2004 תסתכם בכ־20 מיליון ש"ח השתתפות הממשלה בסבסוד פרמיות הביטוח בתחום זה. כ־90% מהביטוח החקלאי נגד נזקי טבע נעשה בחברה ממשלתית ("הקרן לביטוח נזקי טבע בחקלאות בע"מ") הנמצאת בבעלות משותפת לממשלה ולחקלאים.

אסונות טבע – בשנת 2004 תסתכם בכ־32 מיליון ש"ח השתתפות הממשלה בסבסוד פרמיות הביטוח בתחום זה. זאת, אחרי שבשנת 1999 חתמה הממשלה הסכם לביטוח מפני אסונות טבע (ביטוח רב סיכוני) למשך 5 שנים עם "הקרן לביטוח נזקי טבע בחקלאות". לפי ההסכם מנפיקה הקרן פוליסות ביטוח מפני אסונות טבע לענפי הפירות וההדרים והממשלה משתתפת בסבסוד הפרמיה.

יצוא – רובו הגדול של היצוא החקלאי מתבצע באמצעות חברת הייצוא החקלאי "אגרקסקו" (שבבעלות משותפת של הממשלה, "תנובה" ומועצות הייצור החקלאיות) ואשר באמצעותה מיוצאים למעלה מ־70% מהתוצרת החקלאית הישראלית. היקף התמיכה בפעילות זו נקבע במהלך שנת התקציב, בהתאם להתפתחויות בענף ולפי סדר העדיפות של משרד החקלאות. הממשלה מסבסדת את הפעילות לקידום מכירות התוצרת החקלאית בשווקי חו"ל. בשנת 2003 הסתכם התקציב לקידום מכירות יצוא בכ־5 מש"ח.

שוק מקומי – עיקר הסיוע ליצרני התוצרת לשוק המקומי מתבצע באמצעות השתתפות ממשלתית בפינוי עודפים בעתות משבר ובהבטחת סובסידיה לחקלאי הגליל העוסקים בענף הלול. היקף סיוע זה נקבע במהלך שנת התקציב, בהתאם להתפתחויות בענף ולפי סדר העדיפות של משרד החקלאות.

תמיכות אחרות – בעתות משבר מתערבת הממשלה באופן נקודתי ומסייעת לענפים במשבר, לרוב בעת ירידות חדות של מחירי התוצרת החקלאית. בשנת 2003 תמכה הממשלה בענפי הכותנה, ענבי היין, הזית, הדייג, החקלאות האורגנית, הירקות והפירות.

המעורבות העקיפה

המעורבות העקיפה, שלא באמצעות תקציב המדינה, באה להגן על יצרני התוצרת החקלאית ומשווקיה. את עלותה של מעורבות זו משלמים הצרכנים, בין אם במחירי התוצרת החקלאית ובין אם בהיצע המוצרים שלפניהם. הגנה זו מתבטאת בעיקר ב־4 הסעיפים להלן:

פטור מהסדר כובל – חוק ההגבלים העסקיים (התשמ״ח-1988), לעניין הסדרים כובלים, אינו חל על המגדלים והמשווקים של תוצרת חקלאית. הפעולות הבולטות הנהנות מהפטור הן פעולות של תכנון מרכזי בענף, באמצעות מכסות וקרנות לפינוי עודפים, ופעולות שיש להן מאפיינים קרטליסטיים המתבצעות במקטע השיווק. בעת דיוניה בתקציב 2004, החליטה הממשלה לבטל את הפטור מהסדר כובל בכל הנוגע לשיווק תוצרת חקלאית.

מניעת יבוא – בעקבות הצטרפותה של ישראל להסכמי גאט״ט, הומרו ההגבלות המינהליות על היבוא במכסי מגן גבוהים, החוסמים יבוא משמעותי ורציף של תוצרת חקלאית טרייה לישראל – למעט מספר מצומצם של מוצרים המיובאים במסגרת מיכסות הפטורות ממכס, כמתחייב מהסכמים בינלאומיים.

קרקע – התשלום עבור החכרת קרקע לשימושים חקלאיים נקבע בהתאם לגידולים החקלאיים להם מיועדת הקרקע, ללא כל זיקה למיקום הקרקע ולערכה בפועל.

עובדים זרים – בשנת 2003 הוקצו לעבודות בחקלאות כ־28,000 היתרים לעובדים זרים, שעלותם (לעומת עובדים חלופיים מישראל) מהווה סיוע כלכלי משמעותי.

נושאים תקציביים נוספים

הֶסדר הקיבוצים

בעקבות המשבר הפיננסי והכלכלי אליו נקלעו התנועות הקיבוציות והקיבוצים בשנות השמונים, נחתם בשנת 1989 ״הסדר הקיבוצים״ בין התנועות הקיבוציות לבין הבנקים והממשלה. ההסדר מחק חלק מחובות הקיבוצים ותאגידיהם ופרס את הנותר, ביטל את המערכות המרכזיות והעֲרבות ההדדית וקבע כללים חדשים במגזר – בעיקר בתחום האשראי. בשנת 1995 החליטה הממשלה לאשר את ביצועו של ״הסדר קיבוצים משלים״, בו נקבע כי יתרת החוב לצורך הסדרת חובותיהם של הקיבוצים תחושב אחרי שימוש בכספי הסיוע ההדדי בין הקיבוצים ואחרי ויתור מצד הקיבוצים על חלק מזכויות המקרקעין שברשותם. כן הוקמה מינהלה, המהווה מסגרת מינהלית וארגונית לביצוע ההסדר.

מינהלת הסדר המושבים

בחודש מארס 1992 התקבל בכנסת חוק ההסדרים במגזר החקלאי המשפחתי. החוק קובע כיצד יש להסדיר את חובותיו של המגזר החקלאי. מכוח החוק מונו משקמים, שבסמכותם לקבוע את היקף החוב שייפרע

ואופן הפרעון. פסיקת המשקמים כפופה להוראות החוק ולתקנותיו. כן הוקמה מינהלה, המונה כ־30 עובדים, המהווה מסגרת מינהלית וארגונית לפעולת המשקמים.

החטיבה להתיישבות

בתקציב משרד החקלאות נכלל מימון החטיבה להתיישבות של ההסתדרות הציונית העולמית, העוסקת בפיתוח התיישבות חדשה מעבר לקו הירוק. החטיבה להתיישבות הוקמה בסוף שנות השישים, על מנת לסייע לממשלה בעיבוד הקרקעות באזורי יש״ע, בבקעה ובגולן – בדומה לסיוע של הסוכנות היהודית בשאר אזורי המדינה. אף כי החטיבה להתיישבות פועלת במסגרת ההסתדרות הציונית העולמית, היא מתוקצבת – בתחום פעולה נפרד – בתקציב משרד החקלאות, ולמעשה כל תקציבה מקורו בתקציב המדינה; זאת, בהתאם להסכם המסגרת בין הממשלה להסתדרות הציונית העולמית, משנת 2000, בו הותוותה פעילותה של החטיבה להתיישבות והוגדרו היחסים בין הצדדים.

המבנה הארגוני של החטיבה להתיישבות מבוסס על הפריסה הגיאוגרפית של האזורים שבתחום טיפולה: חבל הגולן, חבל המרכז (בקעת הירדן, מגילות ושומרון), חבל ירושלים (מטה בנימין וגוש עציון) וחבל הדרום (דרום הר חברון וגוש קטיף). מטה החטיבה להתיישבות מרכז את הפעילות, שבמסגרתה מועסקים כ־82 עובדים.

החלטות ממשלה הנוגעות לענפי החקלאות ולתקציב משרד החקלאות לשנת 2004

בעת דיוניה בתקציב המדינה קיבלה הממשלה את ההחלטות הבאות הנוגעות לענפי החקלאות.

ביטול הפטור מהסדר כובל במקטע השיווק בענפי החקלאות

סעיף ב״חוק ההגבלים העסקיים״ פוטר ממגבלת אותו חוק כל הסדר שכבילותיו נוגעות לגידול ולשיווק של תוצרת חקלאית מקומית. אולם פטור זה הביא להנצחת התארגנויות שיווק קרטליסטיות, שגרמו נזק הן לצרכנים והן לחקלאים.

לפיכך החליטה הממשלה בדיוניה בתקציב לשנת 2004 לבטל את הפטור מהאיסור לקיים הסדר כובל, שניתן בשעתו למערכת השיווק של תוצרת חקלאית מגידול מקומי. עם זאת, לא יהיה בביטול האמור של הפטור כדי לגרוע מסמכותן של מועצות חקלאיות הקבועות בחוק למנות צד שלישי לצורך טיפול בפינוי עודפי תוצרת חקלאית או למנוע משר החלאות ופיתוח הכפר את האפשרות, ככל שישנה, למנות צד שלישי לטפל בפינוי עודפי תוצרת חלב והסדרת ענף החלב.

ביטול זה של הפטור האמור ייתן בידי הממונה על ההגבלים העסקיים את הסמכות (שיש לו בשאר ענפי המשק) לפקח על השוק ולמנוע התארגנויות הפוגעות בתחרות ובציבור הצרכנים והמגדלים.

צמצום המונופולין בענף החלב

בדיוניה בתקציב 2004 החליטה הממשלה על צמצום המונופולין בענף החלב, במטרה להגביר את התחרותיות בענף ולבחון באופן יסודי את רמת המחירים בו. 5 צעדים עיקריים בהחלטה זו:

- לבטל את הפטור לעניין הסדר כובל ממקטע השיווק של תוצרת חקלאית (ר' לעיל).
- להחיל את "חוק הפיקוח על מצרכים ושירותים (התשנ"ו-1996)", על מחיר חלב גולמי ואבקת חלב ולקבוע כללי עידכון למחירים אלה.
- לבחון את מחירי מוצרי החלב בוועדה ציבורית שימנה שר החקלאות ופיתוח הכפר. הוועדה תמליץ על שיטת הפיקוח הרצויה, על הרכב סל המוצרים המפוקחים ועל אופן קביעת המחירים לצרכן ומנגנון לעידכונם.
- לתקן את החקיקה כנדרש לשם העמקת הפיקוח על מחירים, מניעת אפליה בידיי מונופול או מונפסון בענף וכן להנחות את הרשות המוסמכת להקצות רשיונות לייבוא אבקת חלב רק למי שאינו מונופול בענף.
- להקים צוות בהשתתפות נציגים של משרדי החקלאות, האוצר, המשפטים והציבור, כדי לבחון את אפשרות פיצול "תנובה" לתאגידים שונים ותיאגוד מפעלי ייבוש החלב והבעלות הרצויה על תאגיד זה.

איחוד מועצות הייצור בענפי הצומח והפחתת היטלים

במשך שנים פעלו ארבע מועצות ייצור בענפי הצומח (ירקות, פירות, פרחים והדרים). תקציבן השנתי של מועצות אלו מסתכם בכ־140 מיליון ש"ח, מזה כ־125 מיליון ש"ח מהיטלים שמשלמים החקלאים. המועצות מעסיקות כ־140 עובדים, וכ־27% מתקציבן משמש למימון תקורות ומינהל.

נוכח השינויים שעברו ענפי הצומח בשנים האחרונות, שעיקרם ביטול משטר המכסות וגידול משמעותי של יחידות הייצור, הפכו רבים מהתפקידים שנהגו מועצות הייצור למלא למיותרים מה גם שמועצות הייצור עצמן הפכו להיות נטל כבד על כתפי החקלאים. משנת 1999 ועד היום מינו שרי החקלאות שתי ועדות לבחינת איחוד מועצות הייצור הצמחיות: האחת, ועדת הראל והשניה ועדת טובלי. כחלק מהתכנית להבראת המשק הישראלי, החליטה הממשלה ב־25.3.03 (החלטה מס' 119) לאחד את ארבע מועצות הייצור הללו למועצה אחת ולהעביר סמכויותיהן של המועצות (לקביעת כללים, להטלת היטלים ולתיקון התוספות של החוקים) לידי משרד החקלאות ופיתוח הכפר. ביום 29.5.03 עברה הצעת "חוק מועצת הצמחים" קריאה שלישית במליאת הכנסת, כך שביום 1.1.04 תחדלנה לפעול ארבע המועצות הנפרדות ותוקם מועצה אחת במקומן. מהלך זה אמור להוריד את ההיטלים שמשלמים המגדלים למועצה כבר בשנת 2004.

העברת סמכויות יחידת הפיצו"ח לרשות לפיקוח חקלאי

יחידת הפיקוח על הצומח והחי (פיצו"ח) במשרד החקלאות פועלת לאכיפת חוקי הוטרינריה וחוקי הגנת

הצומח על התוצרת החקלאית המשווקת מהרשות הפלשתינית וכן למניעת הברחות של תוצרת חקלאית מהרשות. במקביל, פועלת הרשות לפיקוח חקלאי, מתוקף "חוק הרשות לפיקוח חקלאי, התשמ"ח-1988", לאכיפת אותם חוקים בנוסף לאכיפת חוקי ארבע המועצות של ענף הצומח – דבר שגורם לכפילות תפקידים ובזבוז מקורות תקציב. לכן החליטה הממשלה, בעת דיוניה בתקציב 2004 להעביר את סמכויות יחידת הפיצו"ח ל"רשות לפיקוח חקלאי" ולהפחית, בהתאם לכך, את התקציב.

רישוי יצואנים בענף החקלאות

הסמכות להעניק רשיונות יצוא לירקות, לפירות, לצמחי נוי, להדרים ולתוצרת הלול נתונה כיום בידי המועצות לייצור ולשיווק חקלאי, שלרובן מניות בחברת היצוא החקלאי "אגרקסקו", המרכזת את מרבית היצוא החקלאי. פתיחת הייצוא לתחרות, מעמידה את המועצות במצב ברור של ניגוד עניינים, בין תפקידן הציבורי להעניק רשיונות יצוא לבין אחזקותיהן בחברת ייצוא עסקית הפעילה בענף.

ב"חוק התכנית להבראת כלכלת ישראל (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנות הכספים 2003 ו־2004), התשס"ג-2003", בוצעו תיקוני חקיקה ב"חוק מועצת הפירות (ייצור ושיווק), התשל"ג־1973", כך שסמכויות הסדרת היצוא – ובכלל זה קביעת הוראות, תנאים והגבלות לעניין מתן היתרי יצוא – עברו מהמועצות האמורות לידי שר החקלאות ופיתוח הכפר. זאת, בכוונה לעודד כניסת יצואנים נוספים לענף, צעד הצפוי להביא להורדת המחיר שמשלם החקלאי ליצואן בעד שירותי הייצוא.

ייעול פעילות משרד החקלאות ופיתוח הכפר

במטרה לייעל את פעילות משרד החקלאות בתחומים השונים החליטה הממשלה, בעת דיוני התקציב לשנת 2004, להטיל על משרד החקלאות לצמצם את מספר מחוזות המשרד מ־6 ל־4 וכן להפריט את תחנות ההסגר לבעלי חיים (קרנטינות) כך שתיוותר תחנה ממשלתית אחת בלבד בסוף שנת 2004.

תמיכות במוצרים ציבוריים

תקציב התמיכות במוצרים ציבוריים לשנת 2004 מסתכם בכ־3.85 מיליארד ש"ח. מזה, כ־2.5 מליארד ש"ח תמיכות בתחבורה, כ־740 מיליון ש"ח תמיכות במחירי מים, כ־475 מיליון ש"ח תמיכות בייצור החקלאי ותמיכות אחרות (אחזקת מלאי חירום וסבסוד הובלת גרעינים בדגל אמריקני), כ־86 מיליון ש"ח עבור הוצאות משק הדלק וכ־45 מיליון ש"ח לתמיכות בתאגידים ציבוריים.

תמיכות בייצור החקלאי

התמיכה הממשלתית בייצור החקלאי, כפי שבאה לידי ביטוי בסעיף תקציבי זה, מתמקדת בהשתתפות במימון מוצרים ציבוריים, בסיוע נקודתי לענפים הנקלעים למשברי מחירים חריפים וזמניים (בשוק המקומי וביצוא) ובמתן סיוע לחקלאים בביטוח גידוליהם מפני נזקי טבע ואסונות טבע.

נושאיי התמיכה העיקריים בסעיף זה:

- **תמיכה במוצרים ציבוריים** – המשקפת את השתתפות המדינה במימון פעילות המחייבת התערבות גוף מרכזי, וכשבצידה לרוב השפעות חיצוניות חיוביות. התמיכה משמשת בעיקר למימון פעילות הדברה נגד מזיקים שונים. היקף התמיכה נקבע במהלך השנה, לפי ההתפתחויות בענף ובהתאם לסדר העדיפויות של המשרד.
- **תמיכה בשוק המקומי** – רוב הסיוע ליצרני התוצרת לשוק המקומי מתבצע באמצעות השתתפות בפינוי עודפי ייצור ובהשלמות מחיר בזמני משבר. תקציב זה נקבע במהלך השנה, לפי ההתפתחויות בענף ובהתאם לסדר העדיפויות של המשרד.
- **תמיכה ביצוא החקלאי** – סיוע במשברי מחיר נקודתיים וזמניים, וכן סבסוד של פעילות קידום מכירות שמנהלים היצואנים בשווקים בחו"ל. היקף התמיכה נקבע במהלך השנה, לפי ההתפתחויות בענף ובהתאם לסדר העדיפויות של המשרד.
- **סבסוד פרמיית הביטוח** – תמיכה ממשלתית זו נועדה לתמרץ את החקלאים לבטח את גידוליהם מפני נזקי טבע ומפני אסונות טבע. היקף התמיכה בשנת 2004 מסתכם בכ־52 מיליון ש"ח, מזה כ־20 מיליון ש"ח לסבסוד פרמיות הביטוח מפני נזקי טבע בחקלאות וכ־32 מיליון ש"ח לסבסוד פרמיות הביטוח מפני אסונות טבע בחקלאות.

תמיכות אחרות

שני נושאים נוספים בחקלאות המתוקצבים במסגרת סעיף זה הם:

- סבסוד הובלת גרעינים באוניות הנושאות דגל אמריקני־ כחלק ממסגרת הסיוע האמריקני לישראל, התחייבה ישראל להוביל מידי שנה כ־800 אלף טון גרעינים המיובאים מארה"ב באניות הנושאות דגל אמריקני. כיוון שעלות הובלה זו גבוהה מעלות ההובלה הבינלאומית, וכדי להבטיח כי ההתחייבות האמורה תצא לפועל, מסבסדת הממשלה את הובלת הגרעינים. עלות הסבסוד בשנת 2004 מסתכמת בכ־74 מיליון ש"ח.
- אחזקת מלאי חירום – מדינת ישראל מחזיקה, משיקולים בטחוניים, מלאי חירום של גרעיני חיטה למאכל אדם, מספוא למאכל בהמות, מוצרי מזון בסיסים ובשר קפוא. המלאי מוחזק בידי קבלנים פרטיים והתקציב משמש לכיסוי הוצאותיהם (עלויות מימון, איחסון, ניהול המלאי ורענון המלאי). התקציב לאחזקת המלאים השונים בשנת 2004 מסתכם בכ־41 מיליון ש"ח.

תמיכות במחירי המים

תקציב התמיכות במים מסתכם בכ־740 מליון ש"ח בשנת 2004. התקציב קטן ריאלית בהיקף של כ־55.1 מיליון ש"ח לעומת שנת 2003. השינוי כולל, בין היתר, הקטנת תקציב התמיכה בחברת "מקורות" ורכישת מים ממפיקים פרטיים באקוויפר החוף.

עיקר התקציב נועד לתמוך בספקי מים, ובעיקר בחברת "מקורות" – ספקית המים הגדולה במדינה, המספקת כשני שליש מצריכת המים בישראל. את תעריף המים אותם מספקת מקורות לשימוש חקלאי קובע שר החקלאות, בהסכמת שר האוצר ובאישור ועדת הכספים של הכנסת. מחיר זה אינו מכסה את העלות הריאלית של הפקת המים ואספקתם, ולכן יש להעביר לחברת "מקורות" סובסידיה שנתית לכיסוי הוצאותיה.

הסובסידיה לחברת "מקורות" נגזרת מהסכם התחשבנות בין הממשלה לחברה, הכולל התחשבנות בגין כלל הוצאותיה של החברה – ובהן העלויות ההוניות. הסכם זה מתבסס על עלויות נורמטיביות מוסכמות, שאת הפער בינן לבין הכנסות החברה ממכירת מים מכסה תמיכת הממשלה. העלויות הנורמטיביות מופחתות במקדם התייעלות שנתי. הסכם זה מאפשר לחברת מקורות לפעול על בסיס עסקי, להשקיע בחידוש נכסיה ובהקמת מפעלי מים ואף להתנתק מהתלות בממשלה בכל הקשור לגיוס הון.

חשיבות רבה נודעת להעלאת תעריפי המים עד לעלותם הריאלית, כדי להגיע להקצאה יעילה של מים

ומניעת הקמתם של מפעלי מים בלתי כדאיים – במיוחד בתקופת פיתוח מואץ הצפויה להימשך בשנים הקרובות.

בחודש יוני 2003, הועלו ב־13.5 אגורות למ"ק תעריפי המים השפירים שמספקת חברת "מקורות" לצריכה ביתית ותעשייתית, ובהתאם לכך הועלו תעריפי המים שמספקות הרשויות המקומיות לצרכנים. תעריפי המים שמוכרת "מקורות" לחקלאות הועלו ב־15% (אשר היוו עליה אפקטיבית של כ־13.5 אגורות). כן החליטה הממשלה להעלות את היטלי ההפקה למים שפירים לכל השימושים ובן לגבות היטל הפקה עבור מים עיליים.

תמיכות בתחבורה

בשנת 2004 מסתכמת התמיכה התקציבית בתחומי התחבורה ב־2,507 מיליוני ש"ח. תמיכה זו ניתנת לתחבורה ציבורית (אוטובוסים), תעופה פנים ארצית, רשויות תחבורה (רשות הנמלים ורשות שדות התעופה) ורכבת ישראל.

תחבורה הציבורית

התמיכה באוטובוסים – מגיעה ל־1,326 מיליוני ש"ח ונחלקת בין השאר כדלקמן: כ־550 מיליוני ש"ח סובסידיה שוטפת, כ־140 מיליוני ש"ח לתמיכה ברכישת אוטובוסים לתחבורה הציבורית, כ־476 מיליוני ש"ח סובסידיה ייעודית לאוכלוסיות זכאיות שונות וכ־60 מיליוני ש"ח לאבטחת התחבורה הציבורית.

תמיכה ברכבת – 1,040 מיליוני ש"ח המיועדים לסובסידיה הונית ולסובסידיה שוטפת לחברת הרכבת, במסגרת הסכם רב שנתי עם חברת הרכבת לפיתוח מסיבי של תחום התחבורה המסילתית בישראל בשנים הקרובות.

תמיכה לתעופה פנים ארצית – כ־4.5 מיליוני ש"ח להוזלת תעריפי הטיסה לתושבי צפון הארץ.

העברות לרשויות תחבורתיות

כ־50 מיליוני ש"ח מועברים לרשות הנמלים, כתמיכה להובלה יבשתית של מטענים מנמל אילת, וכן לרשות שדות התעופה – למימון הגירעון השוטף במסופי הגבול היבשתיים בין ישראל לירדן ולמצרים ובמסוף המעבר היבשתי בקרני.

הוצאות משק הדלק

תקציב הוצאות משק הדלק נועד להבטחת אספקה סדירה של מוצרי דלק בשעת חירום, הן למשק הצבאי והן למשק האזרחי.

מדינת ישראל, שאין לה די מקורות עצמיים של אנרגיה ראשונית, נאלצת לייבא את כל הנפט הגולמי ממקורות בחו"ל. נפט גולמי זה מובל ארצה באניות דלק, רובן ככולן בבעלות זרה, ומועבר לבתי הזיקוק לשם המרתו לתזקיקי דלק. נוסף לתזקיקים שמייצרים בתי הזיקוק, צורכת ישראל גם תזקיקים שמקורם ביבוא.

הנחת היסוד בבסיס הצורך בהחזקת מלאי דלק לשעת חירום הינה, כי בשעת חירום תיתכן אי סדירות בהגעת אניות זרות המובילות נפט גולמי או תזקיקים לחופי ישראל. התממשותו של תרחיש זה, כמו גם תרחיש של פגיעה בבתי הזיקוק, עלולה לגרום למחסור במוצרי דלק במשק.

מלאי הדלק לשעת חירום נחלק, אם כן, לשני סוגים: מלאי למשק האזרחי, ומלאי למשק הצבאי. את רמתו הכוללת של המלאי קבעה ועדה ציבורית, בהתאם לתרחישי צריכה שונים. היקף המלאי הנדרש אמור להיגזר מהפער בין השימושים הצפויים בתרחישים השונים בחירום לבין המלאי התפעולי והיקף הייצור והיבוא בשעת חירום.

מלאי החירום הבטחוני מוחזק כיום, במימון המדינה, בידי חברות הדלק – במתקני האחסון של חברות התשתית: תשתיות נפט ואנרגיה (תש"ן) ופי גלילות. ההתחשבנות בגין החזקת המלאי מבוצעת בהתאם ל"צו הפיקוח על מצרכים ושירותים (הסדרים במשק הדלק), התשמ"ח – 1988". במלאי החירום האזרחי מחזיקים כיום בתי הזיקוק לנפט (בז"ן), בהתאם להסכם שחתמה עימם המדינה.

העלויות העיקריות של החזקת המלאי נחלקות לשלוש: מימון רכישת המלאי, עלויות האחסון של המלאי וביטוח המלאי. כן קיימות עלויות נוספות בכל הקשור להחזקת ציוד חירום, בקרה על הכמויות והאיכויות של המלאי ורענון שוטף שלו.

משרד התיירות

התקציב הרגיל של משרד התיירות לשנת 2004 מסתכם בכ־256 מיליון ש"ח, בכ־98 מיליון ש"ח בהרשאה להתחייב ובכ־11 מיליון ש"ח בהוצאה מותנית בהכנסה; תקציב הפיתוח מסתכם בכ־97 מיליון ש"ח וכ־121 מיליון ש"ח בהרשאה להתחייב.

הירידה בתיירות – רקע

בסוף חודש ספטמבר 2000, עם שינוי במצב הביטחוני בארץ, התהפכה המגמה הקבועה של גידול בתנועת התיירות הנכנסת לישראל – ולמרות זאת, הסתיימה שנת 2000 במספר שיא של כ־2.7 מיליון מבקרים. ברבעון האחרון של שנת 2000 חלה ירידה בשיעור של כ־40% במספר התיירים שנכנסו לישראל, לעומת הרבעון המקביל בשנה שקדמה לה – מגמה שהחריפה במהלך שנת 2001, כאשר השפעת האירועים הבטחוניים על כניסת התיירים התבטאה בירידה חדה, בשיעור של כ־54% בתנועת התיירות לעומת שנת 2000.

מגמת ירידה זו נמשכה בשנת 2002, במקביל להמשך האירועים הבטחוניים בארץ ובעולם. בשנה זו נרשמה כניסתם של כ־862 אלף מבקרים בלבד, עוד ירידה – בשיעור של כ־29% בהשוואה לשנת 2001. מגמת ההצטמקות בהיקף התיירות הנכנסת לישראל נמשכה גם בתחילת שנת 2003, נוכח המשך האירועים הבטחוניים והמלחמה בעיראק – אף כי עם סיומה, אנו עדים לשינוי מגמה ראשוני בנתוני כניסת תיירים לישראל.

השפעת הירידה בכניסת תיירים לישראל קוזזה במידת מה הודות לגידול ניכר בהיקף תיירות הפנים. כך, לדוגמא, גדל מספר לינות הישראלים במלונות בשנת 2001 בכ־14.5% לעומת שנת 2000 והסתכם בכ־11.3 מליון לינות. בשנת 2002 נרשם גידול נוסף בשיעור של 6% בלינות ישראלים במלונות, שהסתכם בכ־12 מליון לינות.

יעדי משרד התיירות

- **שיווק.** המשבר הקשה בתיירות הנכנסת לישראל בעקבות האירועים הביטחוניים חייבו שינוי במדיניות השיווק בחו"ל. בהתאם לזאת, מתמקד המשרד באוכלוסיות יעד המזדהות עם ישראל ומפנה משאבים לעידוד תיירות הפנים.

- **השקעות הון.** נוכח עודף היצע החדרים בבתי המלון, שבגלל השקעה מסיבית בפיתוח חדרים לקראת

שנת 2000 הוחמר – עוד מעבר למשבר בתיירות הנכנסת – נמנע המשרד מאישור תכניות להקמת חדרי מלונות. עם זאת, יתמקד המשרד בעידוד הקמתן של אטרקציות תיירותיות.

- **תקציב פיתוח התשתיות התיירותיות** של המשרד יופנה בשנים הבאות בעיקר לשדרוג ולפיתוח מרכזי הערים מושכות התיירות – ירושלים, טבריה, עכו, צפת ואילת. זאת, במטרה לשפר את התשתית הפיזית־נופית־בידורית של הערים הללו ולאפשר את מימוש הפוטנציאל התיירותי הגלום בהן. המשרד יפעל גם לפיתוח התיירות באזור הנגב ובמגזרי המיעוטים.

- **התיירות הכפרית.** בהתאם להחלטת הממשלה בנושא, ימשיך המשרד לסייע בהקמה ובשדרוג של יחידות אירוח ("צימרים") באזור קו עימות. כן יסייע המשרד בשנה זו בהקמתן של יחידות אירוח באזור הנגב והערבה.

- **המוצר התיירותי.** בשנה החולפת פעל המשרד לשינוי מבנהו הארגוני. כך בוטלה החלוקה למחוזות במשרד, צומצמה מצבת כוח האדם, ולעומת זאת נפתחו לשכות מידע לתייר במוקדי תיירות מרכזיים בישראל.

- **המקומות הקדושים.** החל משנת 2004 יופקד משרד התיירות על שמירת המקומות הקדושים. בארץ מצויים למעלה ממאה מקומות קדושים בהם מבקרים למעלה מ־7 מליון איש בשנה. תחזוקת אתרים אלה ופיתוחם מחייבת קשר שוטף עם גופים ומוסדות שונים ופיקוח צמוד ויומיומי. משרד התיירות יטפל, באמצעות "המרכז הארצי לפיתוח המקומות הקדושים" ובאמצעות והחברה הממשלתית לתיירות, בשמירה ובאחזקה השוטפת של המקומות הקדושים ברחבי הארץ.

התמודדות משרד התיירות עם המשבר בענף

משרד התיירות מתמודד עם המשבר שפוקד את הענף מאז תחילת האירועים הבטחוניים באמצעות מערך כלים שנועדו לסייע בהקלת חומרתו של המשבר, הן בצד ההיצע והן בצד הביקוש. בין הכלים שהופעלו בתקופה זו ניתן למנות:

- **קרן הלוואות בערבות מדינה למלונות.** כלי נוסף שנועד לסייע למלונות המאמינים שביכולתם לצלוח את התקופה הנוכחית, הנו קרן ההלוואות – בערבות חלקית של המדינה – בהיקף של 400 מיליון ש"ח. ההלוואות ניתנות לכ־7 שנים, כאשר החזר הקרן מתבצע ב־5 השנים האחרונות. ערבות המדינה הנה בשיעור של 70% מהקרן והמדינה מסבסדת חלק מהריבית על ההלוואה. מסגרת ההלוואה נקבעת לכל מלון בהתאם לקריטריונים של רמת הפגיעה באזור בו הוא נמצא ורמת המלון.

- **הקמת קרן שיווק למלונות וקרן תמריץ למארגני התיירות הנכנסת.** קרן זו, בהיקף של 30 מיליון ש"ח בשנת 2002 ו־25 מיליון ש"ח בשנת 2003, מיועדת לתמיכה במלונות. מלבד הסיוע הפיננסי שהיא

מספקת, מטרת הקרן גם לעודד הפנייה של משאבים לשמירת הקשרים העסקיים שפותחו בעבר – סוג פעולה שצפוי היה שייצטמצם מאד בשל המשבר. קשרים עסקיים אלה יתרמו, כאשר המצב הגיאופוליטי ישתנה, לשיפור מיידי בהיקפי תנועת התיירות.

קרן נוספת, בהיקף של 10 מיליון ש״ח בשנת 2002 ו־5 מליון ש״ח בשנת 2003, הינה קרן התמריץ למארגני התיירות הנכנסת. מטרתה לעודד, בעזרת מתן תמריצים, את מארגני התיירות בחו״ל להביא ארצה תיירות נכנסת עם מחזור ההכנסות הרב ביותר.

- **הסבה זמנית של חדרי מלון לשימושים אחרים.** נוכח הצפי ליציאה איטית בלבד מהמשבר הנוכחי בענף ובהתחשב בקושי להתאים את היצע חדרי המלון לרמת הביקוש השוררת, גובשו קריטריונים המאפשרים הסבה – זמנית – של חלק מחדרי מלון לשימושים אחרים, באמצעות הסרת מגבלות סטטוטוריות ופיזיות. הסבה זמנית זו תאפשר למלונות לנצל מקורות הכנסה אחרים, שיאפשרו גישור על פני התקופה הנוכחית. הקטנת היצע חדרי המלון גם תאפשר לבתי המלון להגדיל את היקף ההכנסות לחדר פעיל, בהיקף תיירות נתון, ובכך לשפר את רמת הרווחיות.

- **קרן למפעלים במצוקה.** בשנת 2003 החליטה ועדת השרים לענייני חברה וכלכלה לאפשר גם למלונות העומדים בקריטריונים שנקבעו להסתייע בכלי זה. הקרן מאפשרת לתת הלוואות בערבות מדינה למלונות שנקלעו למצוקה בהיקף של עד 10 מיליון ש״ח.

- **שיווק בחו״ל.** התמקדות בהעמקת השיווק בפלחי שוק מזדהים (יהודים ונוצרים מאמינים) ובשיווק אילת כיעד תיירותי; וכן הגדלת המשאבים ושיעור ההשתתפות בפעילות מארגני התיירות בארץ, סיטונאי התיירות בחו״ל ובפעילות גורמי התיירות המקומיים בירידים בחו״ל.

- **שיווק בארץ.** הגברת שיתוף הפעולה של המשרד עם רשות הטבע והגנים והתאחדות המלונות, עריכת מבצעי שיווק ופרסום לעידוד תיירות הפנים והגברת שיתוף הפעולה של המשרד עם עמותות התיירות האזוריות.

תשתיות ובינוי

הגבָּרת ההשקעות בתשתית היא אמצעי מרכזי של המדיניות הכלכלית, במיוחד בתקופה שבה נתון המשק בהאטה. מטרתן להסיר חסמים המַקשים על ההתפתחות המשקית ולהניע את גלגלי המשק, כדי להביא למיצוי פוטנציאל הצמיחה של המשק הישראלי.

ההשקעות בתשתית מבוצעות, ברובן, בידי גופים שאינם נכללים בתקציב המדינה – כגון חברת חשמל, רשות הנמלים, רשות שדות התעופה, "מקורות" ועוד. צפוי כי כלל ההשקעות במשק, בידי גופים אלה ובידי הגופים המתוקצבים כאחד, יגדלו בשנת 2004 לעומת 2003. חלקן של ההשקעות בתשתית בתקציב המדינה יגדל בשנת 2004 ביחס לתקציב המקורי לשנת 2003, באופן משמעותי בעיקר בתחום התחבורה המסילתית.

עם זאת, חייבת הממשלה ליצור תנאים שיאפשרו להגדיל את ההשקעות בתשתית ממקורות חוץ תקציביים. פעילויות מרכזיות, שמומנו עד כה מתקציב המדינה, הולכות ומועברות ברחבי העולם במידה גוברת והולכת לידי המגזר הפרטי. גם בישראל יושם, בשנים הקרובות, דגש על מגמה זו – בראש ובראשונה בתחומי תשתית התחבורה (כבישי אגרה, רכבות קלות), ייצור חשמל, תשתיות מים וביוב. בדרך זו ייתוֹספו מקורות למימון התשתיות וגם תִגבר יעילות הפעלתן בשל העברת ניהולן למגזר הפרטי.

מֵיזָמִים רבים שהמגזר הפרטי וגורמים ציבוריים אחרים מבקשים להקימם, נתקלים בעיכובים משמעותיים בביצוע פרוייקט בשלב האישורים הסטאטוטוריים. כחלק מהמאמץ להאיץ את ההשקעות בתשתית החליטה הממשלה לקצר את הליכי תכנון ולהפקיד הנושא בידי ועדה מיוחדת, שתטפל במֵיזָמִים שענייננם תשתיות לאומיות – ותיתן למֵיזָמִים אלה את העדיפות כנדרש לפי תרומתם למשק.

היערכותם של משרד הבינוי והשיכון, משרד התחבורה, משרד התשתיות הלאומיות ומשרד התקשורת להשגת היעדים הכלכליים של הממשלה בענפים שבתחום אחריותם מתבצעת בשני מישורים עיקריים:

האחד, באמצעות רפורמות מבניות, שתכליתן לייעל את דרכי הפעולה בענף – וליצור כללי משחק חדשים, בהסרת מגבלות מינהליות שונות ובשחרור צווארי בקבוק.

השני, באמצעות ניהול התקציב. בשנת 2004 יתאפיין התקציב בהגדלת ההשקעות הישירות בכבישים, ברכבות, בהמשך הסיוע למפעלי השָבַת מי קולחין ולמפעלי ביוב ברשויות המקומיות, בהגדלת הסיוע להשקעות של חברות למים וביוב, שיוקמו – בידי רשויות מקומיות, בטיפול אינטנסיבי בתכנון בכלל – ובתכנון לבנייה למגורים בפרט – ובהמשך הפיתוח של אתרים לבנייה למגורים.

השקעות בתחבורה

בהמשך להרחבת ההשקעות בתשתית הכבישים ובתשתית הרכבות בשלוש השנים האחרונות ולהתקדמות בפיתוח נמל תעופה בן־גוריון (נתב"ג 2000) ונמל היובל באשדוד, צפויה בשנת 2004 האצה בפיתוח תשתיות בתחבורה היבשתית, האווירית והימית:

ההשקעה בתשתית התחבורה היבשתית

בתחום זה תגדל ההשקעה בתקציב 2004 בכ־600 מיליון ש"ח, גידול של כ־12% לעומת התקציב שהוגש אשתקד. ההשקעות יתמקדו בתשתית המסילתית של רכבת ישראל, במערכות הסעת המונים בתל־אביב, בירושלים בנתיבי תחבורה ציבוריים לאוטובוסים וכן במֵיזָמִים מרכזיים בערים הגדולות ובמערכת הכבישים הארצית.

השקעה בכביש חוצה ישראל – הזכיין ("דרך ארץ") החל בביצוע מיזָם 'כביש חוצה ישראל' הצפוי להסתיים בשנת 2004. בשנת 2003 תסתכם ההשקעה ב־635 מיליון שקלים, ובשנת 2004 צפוייה ההשקעה בכביש להסתכם בעוד כ־80 מליון ש"ח, לסיום המיזם.

ההשקעה ברכבת – בדצמבר 1996 החליטה הממשלה להפריד את הרכבת מרשות הנמלים והרכבות ולהקים חברת רכבת ממשלתית. מהלך זה נועד לאפשר את השגת מדיניות הממשלה להרחבת ההשקעות בתחום התחבורה המסילתית באמצעות חברת רכבת המתנהלת באופן עצמאי. ביום 29.12.02 נתקבל בכנסת "חוק רשות הנמלים והרכבת (תיקון מס' 11), התשס"ג–2002", שייצר מסגרת חקיקתית למהלך האמור.

חברת רכבת ישראל בע"מ היא כיום חברה ממשלתית בבעלות מלאה של המדינה, שמטרתה הקמה ותפעול של רכבות בישראל. בין החברה לבין הממשלה הוסכם, כי במהלך התקופה שבין 1.1.03 לבין 31.12.08 תשקיע החברה סכום בהיקף של 20 מיליארד ש"ח בפיתוח רשת הרכבות. הממשלה, מצידה, תשקיע כספים בהון המניות של החברה על מנת לאפשר לה ליישם את ההשקעות האמורות. את הסכום האמור (20 מיליארד ש"ח) תשקיע החברה בפריויקטים המשכיים (דוגמת: ראשונים, שפירים – נתב"ג, נתב"ג – מודיעין, הכפלת אשדוד – אשקלון, ועוד) וכן בפרוייקטים חדשים (דוגמת: ראשל"צ מערב, קו מהיר לירושלים, קו העמק, ועוד).

ההשקעה בפיתוח הרכבת תסתכם בכ־1.9 מיליארד ש"ח בשנת 2004.

ההשקעה בנמלי הים

רשות הנמלים פועלת לפיתוח נמל חיפה (הקמת נמל הכרמל) ונמל אשדוד (הקמת נמל היובל) בהיקף של כ־4 מיליארד ש"ח (מזה כ־2.5 מיליארד ש"ח בנמל אשדוד). התכנית כוללת הארכת שוברי גלים, הוספת מזחים והגדלתם, הגדלת שטחי אחסון והצטיידות במנופים נוספים. פרוייקט "נמל היובל" בנמל אשדוד

אמור להסתיים לקראת סוף שנת 2004. פרוייקט "נמל הכרמל" (נמל חיפה) צפוי להסתיים לקראת סוף שנת 2007.

ההשקעה בשדות התעופה

רשות שדות התעופה החלה בבניית מסוף הנוסעים החדש בנתב"ג, שיושלם עד לשנת 2004, בהשקעה של כ־800 מיליון דולר. בשנת 2004 צפויה ההוצאה על הפרוייקט להסתכם בכ־230 מיליון ש"ח. במרכזו בניית מָסוף נוסעים חדש, שיאפשר – בתום השלב הראשון – קליטה של 9 מיליון נוסעים בנתב"ג. מסוף הנוסעים צפוי להתחיל לפעול באמצע שנת 2004.

תחום האנרגיה

תחום זה עבר בשנים האחרונות שינויים, שתכליתם להגביר את התחרותיות בכל שרשרת הייצור של הענף. תהליך זה יתמקד בשנה הבאה במשק הדלק ובמשק החשמל.

ענף הזיקוק

בעקבות המלצות של כמה ועדות שדנו בעתיד ענף הזיקוק החליטה הממשלה לפעול ליצירת תחרות בענף זה – באמצעות הפרדה של הבעלות על שני בתי הזיקוק בחיפה ובאשדוד. צעד זה יביא, בצד הגבָּרת התחרותיות, להרחבת ההשקעות בתחום הזיקוק. בשנה הקרובה יימשכו ההליכים לפיצול ולהפרטת בתי הזיקוק. המלצות צוות בינמשרדי שהוקם לגיבוש מיתווה הפיצול תוגשנה לממשלה עד לסוף שנת 2003.

חשמל

במרץ 2003 הוגשו לשר האוצר ולשר התשתיות הלאומיות המלצות הוַעדה לשינוי מבני במשק החשמל. עיקרי ההמלצות הם: יצירת מבנה תחרותי מבוזר במטרה להבטיח אספקת חשמל זמינה, אמינה ויעילה. במבנה היעד תיושם הפרדה בין כל המקטעים הפועלים כיום כמונופול אנכי – ייצור, הולכה, חלוקה ואספקה. מקטע הייצור יפוצל למספר חברות ויפעל בתחרות, במקטע ההולכה יפעל מונופול טבעי מפוקח, ומקטע החלוקה יפוצל למספר חברות אזוריות. במהלך 2003 אושר, בעקבות המלצות הוועדה, תיקון לחוק משק החשמל, המאפשר יישום הרפורמה. בשנה הקרובה יימשכו ההליכים ליישום הרפורמה במשק החשמל, בשלב ראשון תוך תיאגוד הפעילויות בחברת החשמל לחברות בנות בתחומי הייצור, ההולכה והחלוקה.

נוסף לכך, יימשך עידוד כניסתם של יצרני חשמל פרטיים – לרבות יצרנים בטכנולוגיית שילוב כוח וחום (קוגנרציה) – כמו גם עידוד כניסתן של חברות חלוקה פרטיות למשק החשמל.

תחום המים והביוב

פוטנציאל המים השפירים של ישראל, כ־1.5 מיליארד מטר קוב לשנה, מנוצל כיום במלואו – ואף מעבר לכך. הרחבה משמעותית של פוטנציאל המים דורשת התפלת מי ים, בעלויות גבוהות יחסית למשק. הממשלה החליטה לאמץ תכנית שתאפשר, מצד אחד, הפניית משאבים כספיים להגדלת ההשקעות – בהשבת מי קולחין ומים שוליים אחרים, ולהתפלת מי ים; ומצד שני, צמצום הסובסידיות התקציביות והעלאת תעריפי המים השפירים. צעדים אלה, במקביל לצעדי חיסכון במגזר הביתי, יביאו לשיפור בהקצאת המים ולניהול יעיל ואחראי יותר של מקורות המים והמשאבים העומדים לרשות המשק.

בתחום הביוב – תימשך תנופת ההשקעה ברשויות המקומיות, בעיקר בהקמת מכוני טיהור של שפכים. אין ספק, כי הגידול המתמשך באוכלוסיית המדינה וההחמרה בתקנות איכות הסביבה, יגבירו את תנופת הפיתוח בתחום זה.

חוק **תאגידי מים וביוב**, שאושר בכנסת במהלך שנת 2001, צפוי להביא לשינוי משמעותי במבנה משק המים והביוב ברשויות המקומיות. בהתאם לחוק שאושר יוקמו תאגידי מים וביוב ברשויות המקומיות. הקמת התאגידים תאפשר להפנות משאבים רבים יותר לתחום זה, בניהול יעיל וממוקד. הממשלה החליטה לסייע לתאגידים שיוקמו בדרך של השתתפות בהשקעות בתאגיד, כל זאת על מנת לזרז את הקמת החברות. בישראל פועלים כיום ארבעה תאגידים לפי חוק זה ותאגידים נוספים צפויים לקום עד לסוף שנת 2004.

תחום התקשורת

תקשורת נייחת – בתכנית הכלכלית לשנת 2003 תוקן חוק התקשורת באופן שיאפשר לגורמים חדשים להתחרות, החל מספטמבר 2004, בתחום התקשורת הנייחת – ללא חובת אזורי ביקוש.

תקשורת ניידת – בשנה האחרונה המשיך לגדול מספר המנויים והוא עומד כיום על למעלה – 6 מיליון מנויים.

בתחום הבזק החליטה הממשלה, כחלק מפיתוח התחרות, להמשיך בתהליך מכירת אחזקותיה בחברת "בזק" (המסתכמות כיום ב־51.5%).

שידורי הטלוויזיה המסחרית – בעקבות המשבר אליו נקלע ערוץ 10 במהלך שנת 2003, מונתה ועדה בין־משרדית לבחינת הרמה של הרגולציה בתחום. המלצות הוועדה קובעות, כי יש להמשיך את הסדרת התחום באמצעות זיכיונות – וכי יש לפרסם מכרז להפעלת הערוץ השני בידי זכיין אחד או שניים. עוד קובעת הוועדה, כי יהיה קשר בין צד ההוצאות לבין צד ההכנסות של הערוצים – ואף נקבעה הוצאה שנתית מינימלית לשידורים בכלל, ולחדשות ולתכניות סוג העלית בפרט.

תחום הדואר – על מנת להרחיב את התחרות בתחום הדואר בישראל החליטה הממשלה, בחודש ספטמבר 2003, על פתיחת "תחום הדואר השמור" (שירותי הדואר בהם פועלת כיום רשות הדואר כמונופול) לתחרות הדרגתית החל מחודש יולי 2005 עם הבטחת המשך קיומו של השירות האוניברסלי. עוד הוחלט כי, החל מחודש ינואר 2004, תחדל רשות הדואר להתקיים כתאגיד סטטוטורי וכי כל פעילותה תועבר לחברה ממשלתית שתוקם לשם כך.

תקשורת בינלאומית – החלטת ממשלה מחודש מרץ 2004 מחייבת להעניק, החל מיום 1 בינואר 2004, רשיונות נוספים לשירותי טלפוניה בינלאומיים – במטרה להרחיב את התחרות בתחום זה.

גישה לאינטרנט – מאז החלה התחרות בתחום זה, גדל שיעור ההתחברות לאינטרנט המהיר במשקי הבית מכ־2% בשנת 2001 לכ־27% בחודש אוגוסט 2003 – וכיום מגיע מספר המנויים לכ־480,000, כ־330,000 מהם בחברת בזק וכ־150,000 בחברת הכבלים.

תחום השיכון

בשנת 1992, בה החליטה הממשלה על הפסקת הבנייה במימון ציבורי, החלה פעילות השוק הפרטי להתרחב – תהליך שהגיע לשיאו בשנת 1995. באותה שנה, ובמידה פחותה במעט גם בשנת 1996, הגיעה – ככל הנראה – הכמות המוצעת של הבנייה לרמה שהיה בה למלא את דרישות עודפי הביקוש, שגרמו לעליות מחירי הדיור בראשית שנות ה־90.
עם פרוץ המאורעות הבטחוניים, בחודש ספטמבר 2000, חלה האטה חדה בפעילות ענף הבנייה. מגמת הירידה בפעילות נמשכה בשנים 2001 ו־2002 וכן במחצית הראשונה של שנת 2003. האטה זו נובעת מירידה בביקוש לדיור, המלווה בירידה בהיצע הדיור – כפי שמתבטא בירידה במספר המועסקים בענף, בהתחלות הבנייה ובמלאי הדירות הבלתי מכורות.
עם זאת, נמשכת מגמת הירידה בקצב שיווק הקרקע לבנייה בידי המדינה, והכרסום במלאי תכניות הבנייה המאושרות – יחד עם ירידה נוספת במלאי הדירות הנמצאות בתהליך בנייה ובהן במלאי הדירות הבלתי מכורות, דבר העלול לפגוע ביכולת הענף להתאים את היקפי פעילותו למצב של גידול בביקושים בעתיד.
נוכח האמור, הטילה הממשלה על משרד הבינוי והשיכון, מינהל מקרקעי ישראל ומשרד הפנים, לקַדֵם ולהגיש לאישור מוסדות התכנון תכניות בנייה למגורים בפריסה כלל ארצית מאוזנת – בהיקף של 60,000 יחידות דיור בכל אחת מן השנים 2004-2005.

כן החליטה הממשלה על צעדים שיעודדו עיבוי הבנייה באזורים עירוניים – באמצעות, בחינת חלופות חדשות, בנוסף למסלולים הקיימים של "פינוי ובינוי" ו"עיבוי הבנייה".

משרד התחבורה

התקציב המיועד לתחומי התחבורה השונים לשנת 2004 מסתכם בכ־6.7 מיליארד ש״ח, מתוכם: כ־3.24 מיליארד ש״ח תקציב פיתוח, כ־2.51 מיליארד ש״ח לתמיכות בתחבורה, כ־469 מיליון ש״ח לתחזוקת כבישים וכ־522 מיליון ש״ח תקציב רגיל.

התקציב הרגיל

התקציב הרגיל של משרד התחבורה ומע״צ לשנת 2004 מסתכם בכ־522 מיליון ש״ח (מזה 378 מיליון ש״ח תקציב רגיל של משרד התחבורה ו־144 מיליון ש״ח תקציב אירגוני של מע״צ), כ־403 מיליון ש״ח מהם תקציב נטו, והיתרה הוצאה מותנית בהכנסה.

תקציב הפיתוח

תקציב הפיתוח של תשתיות התחבורה היבשתית לשנת 2004 מסתכם בכ־3.2 מיליארד ש״ח בהוצאה וכן הרשאה להתחייב בסך של כ־6.7 מיליארד ש״ח.

ההשקעה בתשתית התחבורה היבשתית נועדה להבטיח נגישות ליעדים השונים (לרבות אזורי פיתוח וקישורם למרכזי התעסוקה בארץ) ולאפשר רמת ניידות מירבית, לנוסעים ולמטענים, הדרושה לפעילות הכלכלית ולמיצוי פוטנציאל הצמיחה של המשק בכל רחבי המדינה.

נוכח החשיבות של השקעות בתשתיות תחבורה, וכחלק מהמדיניות להאצת הצמיחה במשק, החליטה הממשלה להגדיל את תקציב ההשקעה בתשתיות תחבורה ב־500 מיליון ש״ח להוצאה בכל אחת מן השנים 2004-2007.

פיתוח תחבורה ציבורית

סך התקציב לפיתוח התחבורה הציבורית לשנת 2004 מסתכם בכ־730 מיליון ש״ח ובהרשאה להתחייב בסך כ־880 מיליון ש״ח.

נתיבי תחבורה ציבורית

כ־165 מיליון ש״ח מהתקציב מיועדים לפיתוח נתיבים בלעדיים לתחבורה הציבורית, במגמה לשפר את מהירות הנסיעה באוטובוסים ולעודד את השימוש בהם לפלח רחב ככל האפשר של האוכלוסייה. במהלך שנת 1999 החל משרד התחבורה ביישום החלטת הממשלה להקמת נתיבים בלעדיים לתחבורה ציבורית בערים ולהקצאת נתיב שלישי לאותה מטרה בדרכים בינעירוניות.

הסעת המונים ברכבות

כ־560 מיליון ש״ח מהתקציב מיועדים לפיתוח תשתיות של מערכות להסעת המונים ב״רכבת קלה״ בירושלים ובמטרופולין תל־אביב, עבודות ההולכות ומתבצעות – לפינוי וקידום בתוואי המערכות.

285 מיליון ש״ח יועדו למימון פעולות חברת נת״ע (נתיבי תחבורה עתידיים) לקידום הפרוייקט בתל־אביב ולפינויים בתוואי, ו־275 מיליון ש״ח יועדו למימון עבודת צוות תכנית־אב ירושלים ולקידום פיזי של מיזם מערכת הסעת ההמונים בירושלים. ביולי 2001 התפרסם המכרז המפורט להקמת מיזם הרכבת הקלה בירושלים ובסוף שנת 2002 נחתם הסכם הפעלה עם הזכיין, האמור להתחיל להפעילה בסוף שנת 2006. המכרז להקמת פרויקט הרכבת הקלה בתל אביב אמור להתפרסם עד לסוף שנת 2003.

כבישים עירוניים

התקציב של משרד התחבורה לשנת 2004 לכבישים עירוניים מסתכם בכ־739 מיליון ש״ח, ובהרשאה להתחייב בסך 2.1 מיליארד ש״ח. התקציב מיועד בעיקרו להשתתפות בהשקעה בפיתוח עורקים עירוניים ראשיים.

תקציב המשרד בשנת 2004 מיועד ברובו להאצת הקמתם של כבישים, שביצועם החל בשנים האחרונות ולהשלמתם – בהם כמה מיזָמים גדולים בשלוש הערים הגדולות: בתל־אביב – נתיבי איילון דרום ומספר מֶחלָפים; בחיפה – דרך הקישון; ובירושלים – כביש הר הצופים, וכביש מס׳ 9.

כבישים בינעירוניים

התקציב הכולל של הכבישים הבינעירוניים לשנת 2004 (לא כולל תחזוקת כבישים) מסתכם בכ־1.3 מיליארד ש״ח ובהרשאה להתחייב בכ־2.3 מיליארד ש״ח.

כן החליטה הממשלה לקדם מספר מיזמים מרכזיים בשיתוף הסקטור הפרטי בשיטות B.O.T ו־P.F.I. פורסם מכרז למיון מוקדם (PQ) בשיטת P.F.I לכביש 431 – כביש רוחב ממודיעין עד ראשון לציון.

תכנית הפיתוח של רשת הדרכים הבינעירוניות, עליה אחראית מע"צ, תתמקד בהמשך קידומם וסיומם של מיזמים, שהקמתם החלה בשנים 2002-1996 – בהם מחלפים וגשרים בצמתים עמוסים והוספת נתיבים באותם כבישים צפופים המאופיינים ברמת שירות נמוכה.

בין המיזמים העיקריים באזור המרכז וירושלים נכללים: הרחבת מחלף מורשה וצומת גלילות; עוקף כפר יונה; מחלף מסובים; מחלף רמלוד – מחלף לוד; מערכת מחלפים השבעה – גנות; המשך פיתוח כביש רוחב מס' 471 – מכבית; כביש רוחב 531; המשך ביצוע כביש מס' 45 (דרך חדשה בין גבעת זאב לירושלים); מחלף א־זעים; הכפלת כביש 38 (שבין רמת בית שמש למחלף שער הגיא).

בין המיזמים העיקריים באזור הצפון: חוצה קרית שמונה; עוקף ראש פינה; המשך הרחבת כביש מס' 90 (בין מתנים לקרית שמונה); כביש מס' 77 – צומת בית רימון עד צומת המוביל; הרחבת כביש מס' 89 – כברי־מעלות־חוסן; עוקף עפולה; צומת פרדיס – צומת יקנעם.

בין המיזמים העיקריים באזור הדרום – הקמת כביש 31 בין רהט לאשל הנשיא; קריית מלאכי – צומת ראם; צומת ראם – צומת נחשון; צומת ברכיה – צומת פלוגות; המשך הרחבה בכביש מס' 2232 (בין שדרות לצומת אבים); כביש מס' 40 – עוקף באר שבע; כביש מס' 25 – באר שבע־דימונה.

74 מיליון ש"ח מיועדים לנושאי תכנון, קידום זמינות והפקעות. 48 מיליון ש"ח מיועדים לפיתוח כבישים במגזרי מיעוטים.

כביש חוצה ישראל

בהצעת התקציב סכום של 214 מיליון ש"ח לחברת "כביש חוצה ישראל". סכום זה מיועד לביצוע קטעים 20-19 (מגדרה עד דרומית לקריית גת), ביצוע מחלף עירון, והתחלת קטע 18 (בין ברקאי לאליקים), לפיקוח על פעולות הזכיין ולמימון פעולות חברת כביש חוצה ישראל.

בחודש אוגוסט 2002 נפתח לתנועה הקטע הראשון מנחשונים לצומת אייל ובדצמבר 2003 צפויים להיפתח לתנועה הקטעים האחרונים, מניצני עוז לעירון, ובכך תושלם פתיחת הכביש כולו לתנועה.

הממשלה גם החליטה על הקמתו של קטע 18 לכביש חוצה ישראל, המשתרע על פני 17 ק"מ בין ברקאי (בכביש מס' 65) לאליקים (בכביש מס' 70). קטע זה (18) יאפשר לתנועה הבאה מהגליל לפנות לכביש מס' 6 למרכז הארץ, דרך כביש מס' 70, ובכך תתקצר הדרך לערי המרכז, לירושלים ולדרום.

כן הוחלט להאריך את הכביש דרומה, 34 ק"מ כביש המשתרעים מגדרה ועד דרומית לקרית גת (קטעים 19-20).

תקציב תחזוקת כבישים בינעירוניים

ההשקעה באחזקת כבישים בשנת 2004 תסתכם בכ־469 מיליון ש"ח. אחזקת הכבישים תורמת לחיסכון בעלויות התפעול והזמן של המשתמשים ולהפחתת מספרן של תאונות הדרכים. הפעולות העיקריות בתחום האחזקה הן ריבוד ושיקום המיסעה, שיפור קטעים וצמתים מבחינה בטיחותית, אחזקת גשרים ומחלפים, אחזקת אמצעי תאורה ותמרורים.

תמיכות בתחבורה

התמיכה בתחבורה מסתכמת, בכ־2.5 מיליארד ש"ח – מהם כ־1.3 מיליארד ש"ח לתחבורה ציבורית באוטובוסים. סכום של כ־1.1 מיליארד ש"ח מיועד לסובסידיה ישירה להורדת תעריף הנסיעה לנוסע, מתוכם: 550 מיליון ש"ח לסובסידיה שוטפת, ו־496 מיליון ש"ח למימון הנחות לקבוצות מסוימות באוכלוסייה (בעיקר לנוער ולאזרחים ותיקים בשיעור של 50%, ולמשפחות מעוטות יכולת בשיעור של 33%). סכום של כ־140 מיליון ש"ח מיועד לתמיכה ברכישת אוטובוסים לתחבורה ציבורית וסכום של 60 מיליון ש"ח לאבטחת התחבורה הציבורית.

1.04 מיליארד ש"ח מיועדים לסובסידיה הונית ולסובסידיה שוטפת לחברת הרכבת, במסגרת הסכם עם החברה על פיתוח מסיבי בתחום התחבורה המסילתית בישראל.

תמיכות נוספות ניתנות למימון הנחות לתושבי הארץ לטיסות פנים ארציות, להובלה יבשתית של מטענים דרך נמל אילת ולכיסוי גירעון ההפעלה של מסופי גבול יבשתיים.

שינויים מבניים בתחבורה

תחרות בתחבורה הציבורית

בינואר 1997 החליטה הממשלה לפתוח את ענף התחבורה הציבורית לתחרות, באמצעות הקצאת רשיונות להפעלת קווי שירות בהליך תחרותי.

הממשלה, אגד, דן וחברת תחבורה ציבורית בבאר־שבע הגיעו להסכמים המסדירים מספר נושאים כספיים ונהלי עבודה הנגזרים ממהלכי התחרות, שמיישמת הממשלה בענף התחבורה הציבורית. בין היתר הוסדרו

נושא התחנות המרכזיות, השתתפות אגד ודן בתחרות, אופן בחירת הקווים שיוצאו לתחרות, מנגנון התחשבנות לגבי הקווים הללו ועוד.

במהלך שנת 2000 פורסם מכרז להפעלת 5.5% מפעילות אגד, הכולל כ־130 קווים ובהם – אזורי צפת, נהריה, נתניה, חדרה, רמלה, קריית ספר וקווים בינעירוניים בין באר־שבע לתל־אביב. כן פרסם משרד התחבורה מכרז נוסף, בהיקף של עוד 2.5% מפעילות אגד. בחודש יולי 2002 החליף מפעיל פרטי את חברת דן בהפעלת 8% מהיקף פעילות החברה באזור בקעת אונו. במהלך שנת 2003 מתפרסמים מכרזים בהיקף של כ־8% מפעילות קווי דן וכ־5.5% מפעילות אגד, כמו גם מכרזים להפעלת קווי התחבורה הציבורית בבאר־שבע ובאלעד. תוצאות המכרזים השיגו ירידה של כ־35% בתעריפי הנסיעה, שיפור משמעותי ברמת השירות ועלייה ניכרת במספר הנוסעים.

כחלק מהמדיניות לשיפור השירות בתחבורה הציבורית, החליטה הממשלה כי גם תוקם מסלקה – לסליקת כרטיסי נסיעה משותפים – וכן תתאפשר הפעלת אוטובוסים איכותיים, המיועדים לתיירות, בקווים בין עירוניים של התחבורה הציבורית.

תחבורה אווירית

שינויים מבניים להשגת יעדי מדיניות: תשתיות לשינוע מטענים אוויריים

תעריפי חברת ממ"ן מפוקחים בהיותה מונופול בניטול המטענים הלא־חקלאיים המובלים באוויר. בחודש אפריל 2002 שונו תעריפי היצוא והיבוא במסוף המטענים, כחלק מהמדיניות לביטול הסבסוד הצולב בין היבוא ליצוא. בשנת 1997 החליטה הממשלה לפתוח לתחרות את ניטול המטענים בנתב"ג, ובסוף 1999 אמנם חתמה הממשלה הסכם עם רשות שדות התעופה וחברת ממ"ן המסדיר, בין היתר, את פתיחת הענף לתחרות – הסכם שאושר בועדת שרים לכלכלה.

בעקבות זאת פרסמה רשות שדות התעופה מכרז למפעיל נוסף, שיקים ויפעיל מסוף מטענים בנתב"ג (מיון מוקדם) ובחודש מאי 2002 פורסם המכרז המפורט. למכרז לא הוגשו הצעות וכיום מנהלת רשות שדות התעופה מו"מ על התנאים עם שתי הקבוצות שהיו מועמדות במכרז. צפוי שמפעיל מטענים נוסף יביא להשקעות של הסקטור העסקי בהיקף של עשרות מליוני ש"ח, וכן לשיפור ברמת השירות בכל הקשור בניטול מטענים ולהורדת המחירים בגין שירותים אלו.

שיפור בשירות והפחתת תעריפים בתעופה הסדירה

בחודש אוגוסט 1997 החליטה הממשלה לאשר למובילים ישראלים אחרים להפעיל קווי תעופה ליעדים קרובים, שאינם בהפעלתה של חברת אל־על. וכך החליט שר התחבורה, על פי המלצות צוות בינמשרדי בראשות ראש מינהל התעופה האזרחית, להעניק לחברת ארקיע רשיון – החל מיום 1 בנובמבר 2000 – להפעלת טיסות סדירות לעמאן.

בקביעת המדיניות הכלכלית לשנת 2000, ובהמשך למדיניות הממשלה בנושא המוביל האזורי, הוחלט לנקוט בצעדי ליברליזציה נוספים בתחום התעופה הסדירה ובהם: הסמכת מובילים ישראליים אחרים, במקום אל־על, כמובילים סדירים נקובים לכל יעד אשר אל־על אינה מפעילה – ולא תפעיל בעתיד, לתקופה של יותר מ־6 חודשים.

באוגוסט 2001 החליטה הממשלה, בהמשך לכך, להסמיך מוביל ישראלי נוסף לצד אל־על – ליעדים בהם פעילות אל־על דלילה. יישום החלטה זו יביא להגדלת נתח השוק הישראלי בתחום זה. החלטת ממשלה נוספת בנושא התקבלה ביולי 2002, בדבר הסמכת מובילים נקובים לצד – או במקום – אל־על, בקווים בהם נתח השוק הישראלי נמוך משמעותית מנתח השוק של המוביל הזר.

הפרטת אל־על

חברת אל־על, הגורם המרכזי בענף התעופה הישראלי, נקלעה למשבר חמור בשנים האחרונות – שהעמיד בסכנה את יכולת קיומה. הממשלה הנוכחית החליטה, מיד עם כינונה, להפריט את חברת אל־על – במטרה להעניק לה את הכלים הדרושים לעמוד בתחרות הגוברת בענף ולתנאים העסקיים המשתנים. תהליך ההפרטה היה יסודי ומהיר, ובסוף חודש יוני 2003 הונפקו מניותיה של אל־על בבורסה בתל־אביב. החל מיום 1.2.04 תקטן בעלות הממשלה על החברה (עד למימוש כל האופציות המוחזקות כיום בידי הציבור).

עם הפרטת אל־על הוחלט כי ייקבעו אמות מידה להחלטה בדבר הכרזה על חברה ישראלית במקום, או בנוסף, לאל־על כמוביל נקוב בקווים סדירים נוספים. בטרם קבלת החלטה זו עתרו חברות "ישראייר" ו"ארקיע" לבג"צ, בטענה כי יש להכריז עליהן כמוביל נקוב בקווי תעופה סדירים נוספים. בג"צ אמור לדון בעתירה לקראת סוף שנת 2003.

פיתוח תשתיות תעופתיות

במחצית שנת 2004 יושלם פיתוח שלב א' של פרוייקט נתב"ג 2000 (טרמינל 3) בהשקעה כוללת של כ־800 מיליון דולר. הטרמינל ישרת בשלב הראשון כ־9 מיליון נוסעים לשנה, בתנאים טובים בהרבה מאלה הקיימים כיום. בשלב שני, עת יעלה מספר הנוסעים, צפוי להסתיים שלב ב' של הפרוייקט, שיאפשר מעבר של 16 מיליון נוסעים בשנה.

באוגוסט 1997 החליטה הממשלה להעביר את הפעלתו של שדה התעופה חיפה מרשות שדות התעופה לגורם פרטי. על פי החלטת הממשלה, הוכר פרוייקט זה כפרוייקט לאומי ונדון בוועדה לתכנון לאומי ובאוגוסט 2001 החליטה הממשלה לפרסם מכרז לפיתוחו ולהפעלתו.

שדה התעופה חיפה מהווה כיום, למעשה, את שדה התעופה הבינלאומי המשלים היחידי לנתב"ג. יישום ההחלטה המוצעת צפוי להביא לפיתוח משמעותי יותר שלו, להעלאת רמת השירות בו ולמימוש פוטנציאל ההשקעה של הסקטור העסקי במשק בהיקף של מאות מיליוני ש"ח.

רישוי ורכב

שירותי הוראה לנהגים

במגמה להגביר את התחרות בתחום קורסי חובה לנהגים (קורס נהיגה נכונה וקורס ריענון לנהג חדש) ואת רמת השירות הנהוגה בו, פורסם מכרז להסמכת גופים נוספים להעברת קורסי הדרכה לנהגים באזור הדרום. גופים אלה החלו בפעילותם במהלך 2002. מכרזים למתן שירות באזור המרכז, בירושלים ובאזור הצפון צפויים להתפרסם עד לתחילת שנת 2004.

יבוא כלי־רכב

כדי להסיר חסמים בענף ייבוא רכב, החליטה הממשלה לבטל את החיוב בייבואן בלעדי, לצמצם מגבלות על רמות מלאי חלפים, לבטל את החיוב להחזיק מוסך שירות מרכזי בבעלות היבואן, ולממש אפשרות להסדיר אחריות הניתנת לרכב – ללא הטלת חובה להתקשר עם היצרן לשם כך. כן החליטה הממשלה להתיר יבוא חופשי של צמיגים העומדים בתקן, בלי להתנות זאת בקיום קשר ישיר בין היבואן ליצרן.

שירות מענה קולי ברשות הרישוי

רשות הרישוי במשרד התחבורה מספקת כיום מיגוון רחב של שירותים לציבור. בשנת 2002 פורסם מכרז להפעלת שירותי מענה קולי ובמהלך 2003 החל הזכיין לפעול. השירות מספק מענה טלפוני לאזרח, ובכך משפר משמעותית את השירות שנותן אגף הרישוי וחוסך את הצורך להתייצב במשרדי הרישוי השונים.

תקינת כלי־רכב

הממשלה החליטה לשנות את תקינת כלי הרכב בישראל ולהשוותו לתקן הקיים בשוק האירופי המשותף או בארצות הברית. יישום החלטה זו צפוי להקל על ייבוא אישי של כלי־רכב ולהוזיל את עלויותיהם בישראל – שכיום נדרש הציבור לעמוד בתקנים ייחודיים, המחייבים התאמות ספציפיות בייצור ומייקרים אותו.

שינויים מבניים בתשתית התחבורה

פיתוח תשתית הרכבות

בשנת 1988 מוזגה רכבת ישראל ברשות הנמלים, ועל הרשות הוטלו משימות הכרוכות בתפעול, פיתוח ומימון פעילות הרכבת. החל מאמצע שנות התשעים החלה הממשלה לממן את תכניות הפיתוח של הרכבת

ולשאת בנטל הסבסוד השוטף של פעילותה. בעקבות כך הואצה פעילות הרכבת, בהיבטים של פיתוח והיקפי פעילות כאחד.

בדצמבר 1996 החליטה הממשלה לחזור ולהפריד את הרכבת מרשות הנמלים והרכבות ולהקים חברת רכבת ממשלתית. מהלך זה נועד לממש את מדיניות הממשלה בדבר הרחבת ההשקעות בתחום התחבורה המסילתית – באמצעות חברת רכבת המתנהלת באופן עצמאי, כדי לאפשר פיתוח מואץ של תשתית המסילות. באוגוסט 1997 החליטה הממשלה על תיקון חקיקה, שיסדיר את הפרדת הרכבת מרשות הנמלים והרכבות.

ב־30.7.02 החליטה הממשלה (החלטה מס' 2308) להטיל על שר התחבורה ועל שר האוצר להגיש תיקון חקיקה שיסדיר את העברת פעילות הרכבת מרשות הנמלים והרכבות לחברה ממשלתית ובהזדמנות זו לבטל, בין היתר, את כל סמכויות רשות הנמלים והרכבות בענייני ההקמה וההפעלה של מסילות הברזל והרכבות. ביום 29.12.02 נתקבל בכנסת "חוק רשות הנמלים והרכבת (תיקון מס' 11), התשס"ג-2002", כמסגרת חקיקתית למהלך האמור.

כיום, "חברת רכבת ישראל בע"מ" היא חברה ממשלתית בבעלות מלאה של המדינה, שמטרתה להקים ולהפעיל רכבות בישראל. הוסכם בין החברה לממשלה, כי בתקופה שבין 1.1.03 לבין 31.12.08 תשקיע החברה סכום של 20 מיליארד ש"ח בפיתוח רשת הרכבות. הממשלה, מצידה, תשקיע כספים בהון המניות של החברה על מנת לאפשר לה ליישם את ההשקעות האמורות.

המקורות שיעמדו לרשות חברת הרכבת למימוש תכנית הפיתוח יגיעו בחלקן בדרך של השקעה בהון חברת הרכבת ובחלקן כהלוואה ממשלתית לחברה ובגיוס הון חיצוני, כמפורט להלן:

- סך של 11.1 מיליארד ש"ח כנגד הנפקת הון מניות של החברה למדינה.
- סך של 2.4 מיליארד ש"ח כהלוואות לחברה.
- סובסידיה הונית לפירעון הלוואות שתיטול החברה בתקופת ההסכם.

החברה, מצדה תגייס בתקופת ההסכם הלוואות בסך של 6.5 מיליארד ש"ח.

נמלי ים

התעריפים

ביום 15.9.03 החליטה הממשלה לשנות את גובה התשלומים בגין שירותי רשות הנמלים על בסיס כמה

עקרונות, ובהם: התשלומים ישקפו רק את העלות התפעולית הכרוכה במתן השירותים שבגינם הם ניגבים; ביטול הסיבסוד הצולב בגין התשלומים בעד שירותיה השונים של הרשות; התעריפים התפעוליים יוצמדו למדד המחירים לצרכן, עם מקַדֵּם; אגרַת הרציף תופחת לשיעור שיאפשר כיסוי עלויות ההון של הרכוש הקבוע של הרשות (רציפים), למעט עלויות ההון של הציוד. שינוי מבנה התעריפים בנמלים צפוי להיות מיושם בשנת 2004.

מבנה הנמלים

את שלושת נמלי הים בישראל (חיפה, אשדוד ואילת) מפעילה רשות הנמלים והרכבות, שהוקמה על־פי חוק בשנת 1961. כל המטענים בדרך לישראל וממנה להוציא שינוע פחם ודלק לסוגיו, משוּנָעים בלעדית בנמלי הרשות – שאינם חשופים לתחרות פנימית או חיצונית.

ארגון פעילות הנמלים ברשות מרכזית הוא מבנה ארגוני שאינו מקובל עוד בעולם, ובעשור האחרון נעשו שינויים מבניים ברבים מהנמלי העולם – שעיקרם מתן עצמאות כלכלית ומסחרית לכל נמל. שינויים אלה הביאו לעלייה ניכרת בתפוקות, לירידה משמעותית בעלויות למשתמשים ולשיפור ניכר ברמת השירות.

ביום 15.9.03 קיבלה ממשלת ישראל החלטה בדבר שינוי מבני בנמלים, שעיקריה הם: הפיכת הנמלים השונים לחברות ממשלתיות עצמאיות; הקמת חברה ממשלתית לנכסים, שתחכיר את הנכסים לחברות הנמלים השונות ותהיה אחראית לפיתוח עתידי של הנמלים; הקמת רשות נמלים וספנות ממשלתית, במשרד התחבורה, שתופקד על תכנון ארוך טווח של ענף הנמלים ותפעל כרגולטור להסדרת פעילות יעילה ותחרותית של הנמלים.

החברות השונות שתנהלנה את הנמלים תתפעלנה אותם בעצמאות מלאה, ותהיינה רשאיות לקבוע את תעריפי השירותים השונים למשתמשים (בכפוף למחירים מירביים שתקבע הרשות הממשלתית). במודל המוצע יהיו לשלוש חברות הנמלים תמריצים מובנים להגדיל את הפעילות, הן מול שאר הנמלים בישראל והן בתחרות עם הנמלים האחרים באזור, מחוץ לישראל.

משרד התקשורת

תקציב משרד התקשורת לשנת 2004 מסתכם בכ־54.5 מיליון ש"ח.

ענף התקשורת מהווה, בשנים האחרונות, אחד הגורמים המשפיעים ביותר על כלכלות המשקים המערביים. תשתית תקשורת מתקדמת ושירותי תקשורת מגוונים בפריסה גיאוגרפית רחבה מהווים תנאים הכרחיים להבטחת כושרו התחרותי של המשק הישראלי בעולם ולשיפור רמת הרווחה של תושבי המדינה. לאחר מספר שנים של צמיחה מואצת, חווה ענף התקשורת העולמי האטה חריפה בשנתיים האחרונות. ההאטה משקפת התפקחות מהציפיות לצמיחה מהירה בביקוש לשירותי תקשורת בכלל, ולשירותי תקשורת רחבי פס בפרט. הציפיות להאטה בקצב האימוץ של ישומי פס־רחב הביאו גם להאטת קצב ההשקעות בתחום התקשורת ולתגובת שרשרת, שפגעה ביכולתן של חברות תקשורת ושל מפתחי ציוד תקשורת ויצרניו לגייס כספים בשוק ההון – יכולת שאפשרה את הפיתוח המואץ אותו חווה הענף עד לפני כשנתיים.

חלקו של ענף התקשורת בתמ"ג הוא כ־6%, ומשקלו במדד המחירים לצרכן מסתכם בכ־3.6%. המשבר העולמי, לצד המשבר הביטחוני־כלכלי המקומי, האטו את צמיחת ענף התקשורת בישראל. וכך, לאחר צמיחה בשיעור של כ־10% בשנת 2001 – אותה הובילו תחומי הסלולר, השידורים הרב ערוציים והאינטרנט – צמח הענף בשיעור של כ־3% בלבד בשנת 2002. עם זאת, בהתחשב בצמיחתו השלילית של המשק כולו בשנים 2001 ו־2002, מהווה צמיחת הענף כאמור עדות לחוסנו של הענף ולהשפעתו החיובית על המשק בכללותו.

משרד התקשורת

מאז הקמת חברת "בזק" ורשות הדואר, משמש משרד התקשורת כגוף מטה האחראי להסדרת הענף ולפיקוח על החברות הפועלות בו. המשרד אחראי ליישום מדיניות התקשורת של הממשלה ולקביעת כללי הפעולה המתאימים בתחומים השונים של הענף, בהתאם לשינויים התכופים החלים בו. מאחר שבאופיו זהו משרד מטה, מיועד רוב תקציבו למימון שכר, הוצאות תפעול שוטפות, רכישת שירותי יעוץ, עריכת מחקרים וסקרים ורכישת ציוד המייעל ומשפר את יכולת הפעולה והפיקוח של המשרד.

רשות תקשורת

בחודש ינואר 2003 קיבלה הממשלה החלטה מפורטת בדבר הקמת "רשות לאומית לתקשורת" בדומה למתכונת הרגולטורית הנהוגה לעניין זה במדינות מערביות רבות. על פי ההחלטה, תפעל רשות זו במקומם של משרד התקשורת, המועצה לשידורי כבלים ולשידורי לווין ומועצת הרשות השנייה לטלוויזיה ורדיו.

לרשות, אשר תוקם כרשות פנים ממשלתית מאוחדת, תוקנה עצמאות במילוי תפקידיה והפעלת סמכויותיה, ובאחריותה יהיה להסדיר הן את תחום הבזק והן את תחום השידורים.

בכוונת משרד התקשורת להפנות בשנת 2004 משאבים כדי לפתוח את שוק התקשורת הפנים ארצית ואת שוק הדואר לתחרות. זאת, בד בבד עם הפיכת רשות הדואר לחברה ממשלתית, הרחבת התחרות בתחום התקשורת האישית הניידת ובתחום שירותי הבזק הבינלאומיים וכן להמשיך בהסדרת נושא המספור והפעילות בתחום שידורי הטלוויזיה (הרב ערוצית למנויים, והמסחרית) ובתחום הרדיו.

תחום הבזק

כחלק מהרחבת התחרות בתחום שירותי הבזק הנייחים, מתכוון המשרד לאפשר את המשך כניסתן של חברות הטלוויזיה בכבלים לתחרות בתחום הבזק, ובכלל זה לתחומי הטלפוניה ואספקת שירותי גישה מהירה לאינטרנט. בתכנית הכלכלית לשנת 2003 תוקן חוק התקשורת, והוא מסמיך את שר התקשורת להעניק רשיון כללי ייחודי – באופן שיאפשר ל"שחקנים" חדשים להיכנס, החל מספטמבר 2004, לתחום התקשורת הנייחת ללא חובת אזורי ביקוש. משרד התקשורת פועל בימים אלה להתקנת תקנות שיסדירו הענקת רשיון כללי ייחודי ולניסוח רשיון זה.

כן החליטה הממשלה, במסגרת פיתוח התחרות בתחום הבזק, להמשיך בתהליך מכירת אחזקותיה בחברת "בזק" (המסתכמות כיום ב־51.5%).

תחום הרט"ן (רדיו טלפון נייד)

צפוי כי תדרי הדור השני והשלישי בתחום התקשורת הניידת יאפשרו את המשך התפתחותו של תחום הרט"ן, את הגידול במספר המנויים ואת האצת פיתוחם של שירותי דור שלישי מתקדמים לצרכנים – והכל במסגרת תחרותית. התפתחות זו באה לידי ביטוי בהשקת שירותי דור 2.5 מתקדמים במהלך 2003, בד בבד עם כניסת שירותי דור שלישי לישראל.

בשנת 2004 יתפוס מקום מרכזי בתחום הרט"ן הנושא של המשך בדיקת תעריף השיחה הנכנסת לרשת רט"ן (CPP) כלומר, תעריפי קישור גומלין להשלמת שיחה שתחילתה ברשת רט"ן אחת וסיומה ברשת רט"ן שניה – או שיחה שמקורה ברשת חברת בזק וסיומה ברשת רט"ן. משרדי התקשורת והאוצר יפנו לקבלת הצעות ממספר חברות ייעוץ כלכליות בינלאומיות, שיסייעו בפתרון סוגייה צרכנית חשובה זו.

מספור בתחום הרט"ן

במהלך שנת 1999 החל משרד התקשורת בפיתוח תכנית מספור חדשה, שתבטיח מרחב מספרים הולם לצרכי תחרות. בשנת 2002 החל המשרד ליישם את התכנית, ובמהלך שנת 2004 צפויה החלפת מספרי הסלולר של כל המנויים במדינה – באופן שלכל מספר תתווסף סיפרה נוספת, שביעית – וכן יאוחדו ספרות הקידומת של כל חברות הרט"ן, כדי שתהיה לה קידומת יחידה בת שלוש ספרות. ביצוע תכנית זו יגדיל

משמעותית את משאבי המספור שיועמדו לרשות כל מפעיל רט״ן ויביא לחיסכון במשאבי מספור, כך שתתאפשר הקצאה נוספת למפעילים חדשים בעתיד – מה שייתרום לשקיפות ולפישוט מערך ההתקשרות בין הצרכנים.

תחום התקשורת הבינלאומית

החלטת הממשלה (מס׳ 105 מיום 25 במרץ 2003) מטילה על מנכ״ל משרד התקשורת ועל הממונה על התקציבים לבצע את כל הפעולות הנדרשות כדי להעניק, החל מיום 1 בינואר 2004, רשיונות נוספים לשירותי טלפוניה בינלאומיים לאותם גורמים שיעמדו בתנאי סף שייקבעו לעניין. לשם כך פרסם משרד התקשורת, בחודש אוגוסט 2003 טיוטת תקנות העוסקות בהליכים ובתנאים לקבלת רשיונות למפעילים חדשים בתחום השיחות הבינלאומיות, בכוונה להעניק רשיונות נוספים כאמור.

תחרות בתחום שירותי האינטרנט

בחודש מרץ 2002 העניק שר התקשורת רשיונות מפעיל פנים ארצי (מפ״א) לחברות הכבלים. בכך ניתן האות להפיכת תשתית חברות הכבלים למתחרה בתשתית חברת בזק ופתח את התחרות על תשתיות הגישה רחבת הפס לאינטרנט. ואכן, מאז החלה התחרות בתחום זה, גדל שיעור חדירת האינטרנט המהיר במשקי הבית בישראל מכ־2% בשנת 2001 לכ־27% באוגוסט 2003. כיום, עומד מספר המנויים על כ־480,000 איש, כ־330,000 מהם מנויים בחברת בזק וכ־150,000 מנויים בחברות הכבלים.

תחום השידורים הרב ערוציים למנויים (הממוענים)

בינואר 1998 תוקן חוק הבזק ובוטלה בלעדיות חברות הכבלים באספקת שירותי טלוויזיה רב ערוציים. כן אושרו התקנות המאפשרות למשרד התקשורת להעניק רשיונות לשידורי טלוויזיה ממוענים באמצעות לווין (DBS) ובחודש יולי 2000 החלה חברת הלווין לפעול.

כן החלה בשנים 2002 ו־2003 פעילותם של שני ערוצים ייעודיים: ערוץ בשפה הרוסית וערוץ המוסיקה, ובשבועות הקרובים צפויה המועצה להעניק רשיון מיוחד נוסף לערוץ ההיסטוריה הישראלי.

תחום שידורי הטלוויזיה המסחרית

בעקבות המשבר אליו נקלע ערוץ 10 במהלך שנת 2003, מנתה הממשלה ועדה בין משרדית, בראשות מנכ״ל משרד ראש הממשלה, כדי לבחון את רמת הרגולציה הקיימת בתחום שידורי הטלוויזיה הממומנים מפרסומות. המלצות הוועדה, אשר קבלו ביטוי בחקיקה, קובעות כי יש להמשיך את הסדרת התחום באמצעות זיכיונות, וכי יש לפרסם מכרז להפעלת הערוץ השני בידי זכיין אחד או שניים – כפי שתקבע מועצת הרשות השניה לטלוויזיה ורדיו. עוד נקבע, כי יהיה קשר בין צד ההוצאות לבין צד ההכנסות של הערוצים – ואף נקבעה הוצאה שנתית מינימלית לשידורים בכלל, ולחדשות ולתוכניות סוג העילית בפרט.

בחודש ספטמבר 2004 יתפרסם המכרז להפעלת הערוץ השני, לפי התיקון לחוק הרשות השנייה.

הרדיו האזורי

בעקבות התיקון לחוק הרשות השנייה לטלוויזיה ורדיו, מחודש מרץ 2002, אשר איפשר הארכת זיכיונות הרדיו האזורי ב־4 שנים נוספות – מקיימת מועצת הרשות השנייה בימים אלה הליך לבחינת הארכת זיכיונן של התחנות, שתקופת זיכיונן עמדה להסתיים בספטמבר 2003. לאחרונה, החליטה מועצת הרשות השנייה להאריך את תקופת הזיכיונות בחצי שנה בלבד (עד ל־28 בפברואר 2004) על מנת שבפרק זמן זה יגיעו בעלי הזיכיונות לסיכומים הן עם הרשויות המוסמכות בעניין תשלום דמי תדרים, והן עם ארגוני זכויות יוצרים לעניין תשלום זכויות יוצרים ומבצעים.

הרשות השנייה לטלוויזיה ורדיו פרסמה לאחרונה שני מכרזים לתחנות רדיו אזורי סקטוריאליות, האחד לתחנה בשפה הערבית בצפון הארץ שהחל כבר לפעול והשני, לתחנה הפונה לציבור הדתי במרכז הארץ.

תחום הדואר

בימים אלה נמצאים משרדי התקשורת והאוצר בעיצומם של שלושה מהלכים מרכזיים, שייעצבו מחדש את ענף שירותי הדואר בישראל וייצרו תנאים להמשך התפתחותו:

- **פתיחה הדרגתית של ענף הדואר לתחרות** – ב־5 בינואר 2003 חתם שר התקשורת על היתר כללי לאיסוף, העברה או מסירה של מכתבים לפי סעיף 50 ל"חוק רשות הדואר התשמ"ו – 1986". העיקרון בבסיס ההיתר הוא לאפשר תחרות במתן שירותים בתחום הדואר, בד בבד עם שמירה על המשך יכולתה של רשות הדואר לספק שירותים בפריסה כלל ארצית – במטרה להבטיח שירות אוניברסלי בתחום הדואר, שהינו אינטרס ציבורי. על פי ההיתר, יוכלו גופים שונים להירשם במשרד התקשורת ולספק לציבור הרחב שירותי דואר שונים – ובכלל זה, דואר שליחים, דואר מהיר, דואר רשום ודואר בינלאומי.

  על מנת להרחיב את התחרות בתחום החליטה הממשלה, בחודש ספטמבר 2003, לפתוח את תחום "הדואר השמור" (הכולל את שירותי הדואר הכמותי, העסקי והפרטי בו פועלת רשות הדואר כמונופול) לתחרות הדרגתית במהלך השנים הקרובות, החל מחודש יולי 2005, עם הבטחת המשך קיומו של השירות האוניברסלי.

- **הפיכת רשות הדואר לחברה** – בעקבות החלטתה לפתוח את התחום לתחרות החליטה הממשלה, בחודש יולי 2002 ובחודש ספטמבר 2003, כי רשות הדואר תחדל להתקיים כתאגיד סטטוטורי וכי כל פעילותה תועבר לחברה ממשלתית שתוקם לצורך כך. מהלך זה יביא לגמישות ניהולית רבה יותר, יתמרץ התייעלות, ירחיב את מיגוון השירותים (בכניסה לתחומי פעילות חדשים) ויאפשר לחברה להתמודד עם התחרות בתחום בצורה ראויה.

- **מינוי ועדת תעריפים ציבורית** – כחלק מהמהלך הכולל של הקמת חברת הדואר וקביעת מערך תעריפים מבוסס־עלות, אשר ישמר את איתנותה הפיננסית של החברה שתוקם (שתיחשף בהדרגה לתחרות) החליטה הממשלה כי בשנת 2004 תמונה ועדה ציבורית לבחינת תעריפי הדואר.

משרד התשתיות הלאומיות

תקציב משרד התשתיות הלאומיות ונציבות המים לשנת 2004 מסתכם בכ־699 מליון ש"ח, מזה המשרד לתשתיות הלאומיות (סעיף 34) כ־164 מליון ש"ח, ופיתוח משק המים (סעיף 73) כ־535 מליון ש"ח.

משרד התשתיות הלאומיות אחראי על נושאי האנרגיה, משאבי הטבע ומשק המים.

נושאים מרכזיים בתחום האנרגיה

משק הדלק

בשנת 2004 יתמקד המשרד ביישום שינויים מבניים במשק הדלק ובהשלמת מספר מהלכים הקשורים להסדרת משק הדלק והגופים הפועלים בו:

ענף הזיקוק – החלטת הממשלה (מס' 126 מיום 22.8.99) קבעה כי יש לפצל את בתי הזיקוק ולשנות את המשטר הרגולטיבי השורר במשק הדלק. החלטת הממשלה בנושא פיצול בתי הזיקוק מתבססת על המלצות של כמה וכמה ועדות שבחנו את המבנה הרצוי של ענף הזיקוק והיא מיועדת לקדם יצירת תנאים להתפתחות תחרות בין בתי הזיקוק.

בשנת 2004 יימשכו ההליכים לפיצול והפרטת בתי הזיקוק. בהתאם להחלטת הממשלה (מספר 787 מיום 15.9.2003) יוקם צוות בינמשרדי, אשר יבחן את מכלול הסוגיות הכרוכות בפיצול בתי הזיקוק – לרבות הסדר העקרונות שחתמה המדינה עם החברה לישראל ובז"ן ביום 2.12.02 – ויגיש המלצות בנוגע לדרך המתאימה לביצוע הפיצול וההפרטה. כן יגבש הצוות המלצות לגבי מבנה היעד של מקטע הזיקוק ומשטר הפיקוח והרישוי שיחול במשק הדלק החל ממועד ביצוע הפיצול.

ענף התשתיות במשק הדלק – החלטת הממשלה (מספר 127, מיום 22 באוגוסט 1999) קובעת, כי יש לפעול להגברת התחרות בענף התשתיות במשק הדלק באמצעות שינוי מבני. תכלית שינוי זה היא להגיע להפרדת הפעילות ולמניעת בעלויות צולבות בין מקטעי ענף התשתיות במשק הדלק – הזרמת מוצרי דלק, איחסון מוצרי דלק, ניפוק מוצרי דלק ושירותי נמל.

ב־31 בדצמבר 2000 נחתם הסכם עקרונות בין חברת תש"ן (תשתיות נפט) לבין רשויות המדינה בנוגע להמשך פעילותה ופעילות חברת הבת שלה (קמ"ד) בתום הזיכיון. בהתאם לעיקרי ההסכם: תש"ן תמשיך לפעול בתחום האיחסון וקמ"ד תמשיך לפעול בתחום ההזרמה; את הנכסים התפעוליים בתחום ההזרמה תעביר המדינה להפעלתה של קמ"ד ואת הנכסים התפעוליים בתחום האחסנה (וכן את טרמינל הנפט הגולמי) להפעלה בידי תש"ן; הפעלת נמל הדלק תהיה בידי תש"ן, בהתאם להסכם שייחתם בין רשות

הנמלים לתש"ן לתקופה שתקבע; נכסי החברה שאינם שייכים למסגרות התפעוליות יועברו למדינה ללא תמורה, כמו גם מניות "פי גלילות".

מלאי חירום של נפט ומוצריו – בשנים 2003-2004 יושלם גיבושה ויישומה של תפיסת ניהול כוללת לגבי מלאי החירום של דלקים המוחזק במדינת ישראל. בהתאם לתפיסה זו תועבר לצה"ל, בין היתר, האחריות בנושא ניהול מלאי החירום המשמש לצרכי לחימה, וייבחנו מחדש מאפייני החזקת מלאי החירום.

בחודש ינואר 2004 ייכנס לתוקפו תקן מחייב חדש לסולר תחבורה, הזהה לתקן "יורו 4" עבור סולר (האמור להכנס לתוקף במדינות האיחוד האירופי בינואר 2005) בהתאם לשינוי שבוצע בצו הפעלת רכב בשנת 2003. התקן האמור, מתיר בסולר כמות גופרית מקסימלית של 50 חלקי מיליון (PPM 50). בהתאם לכך מנוהל, במהלך המחצית השניה של שנת 2003, רענון של כל מלאי החירום של סולר לתחבורה במשק – תהליך האמור להסתיים עד לסוף 2003.

שינוי תמ"א 18 (תחנות תידלוק) – במהלך שנת 2003 אישרה המועצה הארצית לתכנון ובניה שינוי בתמ"א 18 לתחנות תדלוק, שעיקרו התרת מכירת גז פחמימני מעובה (גפ"מ) להנעת מכוניות בתחנות תדלוק, בהתאם להחלטת הממשלה (מספר 656 מיום 2.9.01). את התיקון לתמ"א אישרה הממשלה בתאריך 21.9.03. בשנת 2004 יוחל בתהליך רישוי, שיאפשר מכירת גפ"מ בתחנות תדלוק כאמור בתמ"א.

תיקון נוסף לתמ"א 18, המאפשר הקמת תחנות תדלוק זעירות לצורך קידום התחרות במקטע שיווק הדלק, יוגש לאישור המועצה הארצית לתכנון ובניה בסוף שנת 2003.

משק החשמל

יצירת מבנה ענפי תומך תחרות – בהתאם להחלטת הממשלה (מספר 125, מיום 22 באוגוסט 1999) יש לפעול ליישום השינוי המבני במשק החשמל כדי ליצור תנאים להתפתחותה של תחרות לטובת כלל הצרכנים. לשם גיבוש הצעה מפורטת של הצעדים הנדרשים לביצוע השינוי המבני, הוקמה ועדה בינמשרדית לשינוי מבני במשק החשמל בהשתתפות נציגי משרד התשתיות הלאומיות, משרד האוצר, משרד המשפטים ורשות החברות הממשלתיות.

בחודש מרץ 2003 הוגשו לשרי האוצר והתשתיות הלאומיות המלצות הוועדה, שעיקרן: יצירת מבנה תחרותי מבוזר על מנת להבטיח אספקת חשמל זמינה, אמינה ויעילה; במבנה היעד יופרדו זה מזה כל המקטעים הפועלים כיום כמונופול אנכי – ייצור, הולכה, חלוקה ואספקה (מקטע הייצור יפוצל למספר חברות ויפעל בתחרות, במקטע ההולכה יפעל מונופול טבעי מפוקח ומקטע החלוקה יפוצל למספר חברות אזוריות); במבנה היעד יפעל מנגנון למסחר במקטעים התחרותיים; התכנון והסדרת משק החשמל ינוהלו בידי גוף בלתי תלוי.

בעקבות המלצות הוועדה אושר, במהלך 2003, תיקון לחוק משק החשמל המהווה תשתית חוקית לביצוע

השינוי המבני. בשנים 2004-2003 יפעל משרד התשתיות הלאומיות ליישום הרפורמה במשק החשמל, כאשר בשלב ראשון תופרד הפעילות בחברת החשמל בין חברות בנות בתחומי הייצור, ההולכה והחלוקה – אגב המשך עידוד כניסתם של יצרני חשמל פרטיים ויצרנים בטכנולוגיית שילוב כוח וחום (קוגנרציה) וכן כניסת חברות חלוקה פרטיות.

יצרנים פרטיים – בשנת 2000 הושלמו הכללים בהתאם לסעיף 20 לחוק משק החשמל, אשר הסדירו והגדירו את אופן מכירת חשמל בידי יצרן פרטי הבא לספק שירות חיוני. ביוני 2001 פורסם מכרז נוסף ליצרנים פרטיים להקמת יחידת ייצור בטכנולוגיית מחזור משולב בהיקף של כ־370 מגוואט באתר מישור רותם. במהלך שנת 2002 נתקבלו החלטות ממשלה (החלטה חכ/30, החלטה חכ/43, החלטה חכ/44) לקידום יצרני חשמל פרטיים וכן ליצור חשמל בטכנולוגיות כוח וחום. לשם הסדרת נושא מכירת חשמל נקבעו כללים ליצרני כוח וחום (קוגנרציה).

בשנים 2004-2003 ימשיך המשרד לפעול למען יישום החלטות הממשלה בנושא היצרנים הפרטיים. לצורך כך יפעל, בין היתר, לאיתור עתודות קרקע נוספות להקמת יחידות ייצור חשמל בידי יצרנים פרטיים, לקידום הליכי התכנון הסטטוטוריים של אתרים אלה ולהכנת כללים לכניסת יצרנים פרטיים למשק החשמל – בהתאם להמלצות הוועדה הנ"ל לשינוי מבני במשק החשמל, לפיהן יש לפעול להכנסת יצרנים פרטיים למשק החשמל קודם באמצעות כללי הכניסה האמורים. כן ימשיך המשרד לקדם כניסת יצרני חשמל בקוגנרציה ובאנרגיות מתחדשות.

מקטע החלוקה של חשמל – בהתאם להחלטות הממשלה (מספר 4156, מיום 12.8.98, ומספר 125, מיום 22.8.99) יפעל המשרד לשילוב המגזר העסקי במקטע החלוקה במשק החשמל, אגב הסדרת הפעילות האמורה בהתאם לחוק משק החשמל. במהלך זה יוגדרו חובותיהם של בעלי הרשיונות שיפעלו בתחום, תנאי פעילותם ושירותי החלוקה שינתנו לצרכנים; פרסום כללים לרשיונות אלה צפוי בסוף שנת 2003.

משק הגז הטבעי

מערכת ההולכה – במהלך שנת 2003 תוקן חוק משק הגז הטבעי באופן המאפשר מתן רישיון הולכה לחברה ממשלתית. בהמשך לתיקון החוק, ולאחר קבלת החלטה בנושא בקבינט הכלכלי־חברתי (החלטה חכ/22 מיום 16.7.03), הוקמה בתאריך 23.7.03 חברת "נתיבי הגז הטבעי לישראל בע"מ", האמורה להקים ולהפעיל את מערכת ההולכה של הגז הטבעי בישראל. לשם הפעלת המערכת צפוי שהחברה תתקשר בחוזה עם חברת גז טבעי בינלאומית.

עוד נקבע בהחלטה חכ/22, כי חברת החשמל לישראל – אשר החלה בהליכים לקראת הקמת מערכת ההולכה בהתאם להחלטת הממשלה 2661 מיום 4.11.02 – תמשיך בהקמת התוואי הימי של מערכת ההולכה מאשדוד ועד לחוף דור, עם חיבור יבשתי לתחנת הכוח "חגית"; בהתאם לכך תתקשר המדינה, או חברת נתיבי הגז הטבעי, בהסכם עם חברת החשמל להסדרת סוגיות ההקמה.

הפעילות הצפויה בתחום הגז הטבעי בשנת 2004 תתמקד: בהמשך התכנון הסטטוטורי המפורט של תמ״א 37, בפיקוח על ביצוע תכנון הנדסי מפורט ובהוצאת היתרי בנייה בתוואי הימי, בפיקוח על הקמת מערכת ההולכה באמצעות חברת החשמל, בקידום הנחת צינור ההולכה לגזר ולאשקלון, בקביעת עקרונות להקמת מערכות החלוקה, בהכנת המלצות בנוגע לתעריפי הולכה וחלוקה, בהשתתפות במו״מ עם ספקים נוספים של גז למשק הישראלי ובמתן רשיונות הולכה, חלוקה והפעלה.

משק המים

התקציב שיעמוד לרשות משק המים בשנת 2004 מסתכם בכ־590 מליוני ש״ח. מתוך סכום זה תקציב הפיתוח של משק המים הוא כ־534 מיליוני ש״ח (מהם כ־251 מיליון ש״ח באשראי).

היעדים העיקריים העומדים בפני משק המים, המתבטאים בהצעת התקציב לשנת 2004, הינם:

- **הרחבת היצע** מקורות המים, בין היתר באמצעות פיתוח מפעלי השבת קולחים הממירים שימוש במים שפירים (בחקלאות, בתעשייה ובמגזר העירוני), טיוב בארות שנפסלו מלשמש למי שתייה, התפלת מים מליחים והתפלת מי ים.

- **אספקת מים** למגזרים השונים בד בבד עם שימור מקורות המים הטבעיים. בשנת 2004 תגדל הפקת המים מאקוויפר החוף באמצעות בעלי קידוחים פרטיים, שיימכרו מים למערכת האספקה הארצית.

- **ויסות הביקושים** למים במטרה לייעל את הצריכה, בין היתר באמצעות הקצאת משאבים לפרוייקט של חיסכון במים באמצעות המגזר הפרטי, עידוד פעילות לחיסכון במים במוסדות ציבור והסברה לקהל הרחב.

- **טיפול בכל השפכים** במדינת ישראל עד לרמת התקן הנדרש, וניצולם להשקיה חקלאית או לגינון עירוני כתחליף לשימוש במים שפירים.

המחסור במים מחייב פתרון משולב הכולל פיתוח מקורות מים נוספים להגדלת ההיצע, הסדרה של תעריפי המים והיטלי ההפקה לוויסות הביקוש ועריכת מבצעי חיסכון במים במגזר הביתי ובתעשייה.

פיתוח משק המים

בשנת 2004 יתמקדו המאמצים בקידום פיתוח מקורות מים חדשים, לרבות מים נחותים, ובנקיטת צעדים להרחבת היצע המים ולריסון הביקוש למים שפירים. הרחבת היצע המים תתבצע בנקיטת הצעדים הבאים:

- **השבת קולחים לחקלאות, תעשייה ושימושים עירוניים** – החלטת ועדת השרים לענייני כלכלה (כל/46,

מיום (18.7.2000), קובעת ביצוע תכנית רב שנתית להמרה של מים שפירים במי קולחין להשקיה חקלאית, גינון עירוני ושימושים תעשייתיים. לפי החלטה נוספת של ועדת השרים לענייני חברה וכלכלה (מיום 8.4.2003) יוגדל התקציב המיועד להשבת קולחין ב־220 מיליון ש״ח בפריסה לארבע שנים, במקביל לדחיית ביצוע מפעלי התפלת מי ים בהיקף של 50 מלמ״ש. יישום ההחלטה מבוצע באמצעות הקמת מפעלי השבת קולחין לחקלאות ביוזמת גורמים פרטיים, הנהנים ממענק ממשלתי.

רשויות מקומיות וגופים ציבוריים אחרים הממירים השקיית גינון ציבורי ממים שפירים בקולחין, מקבלים סיוע חד פעמי המחושב לפי כמות הקולחין להמרה כנגד מים שפירים (לפי כמויות נורמטיביות) בסך של 5.1-2.7 ש״ח למ״ק (תלוי בהיקף האיגום הנדרש למפעל ההשבה).

- **התפלת מים מליחים** – התפלת מים מליחים, שתביא להרחבת היצע המים באמצעות גורמים פרטיים ובמקרים מיוחדים גם באמצעות חברת מקורות.

- **התפלת מי ים** – בהחלטת הקבינט החברתי כלכלי (חכ/5, מיום 8.4.2003) הוחלט לקבוע את היקף התפלת מי הים בגבולות של 315 מלמ״ק. הקמת מתקני ההתפלה תעשה במספר אתרים לאורך חופי מדינת ישראל:

  - באתר קצא״א (קו צינורות אילת אשקלון) באשקלון מוקם מתקן להתפלת מי ים בהיקף של 100 מלמ״ק לשנה. המתקן יוקם בשיטת .B.O.T לתקופה של כ־25 שנה.

  - הממשלה חתמה על הסכמים להקמה והפעלה של שלושה מתקנים להתפלת מי ים (בהיקף של 30 מלמ״ש כל אחד) בפלמחים, במפרץ חיפה ובגליל המערבי. הסכם נוסף צפוי להיחתם לגבי אזור אשדוד. המתקנים יוקמו ויופעלו בשיטת ה־B.O.T.

  - באתר חברת החשמל באשדוד צפוי להיבנות מתקן התפלה נוסף בהיקף של 45 מלמ״ש, שיוקם ויופעל בידי חברות פרטיות. חברת מקורות פרסמה את המכרז להקמת המתקן ובהמשך תפרסם מקורות מכרז לתפעול המתקן.

  - עוד מתקן להתפלת מי ים יוקם באתר חברת החשמל בחדרה.

- טיוב בארות שנפסלו מלשמש למי שתייה – תכנית המענקים ליזמים ורשויות מקומיות שיטייבו בארות שנפסלו מלשמש למי שתייה, נועדה בעיקרה להביא לשלילת מלחים, חנקות ומזהמים אחרים ממקורות המים ולהגברת אמינות האספקה.

- **מדגה מתועש** – ב־24 לאוקטובר 2002 החליטה הממשלה (החלטה 2630) לתמוך בהקמתם של ארבעה מתקני פיילוט של מדגה מתועש. מעבר מגידול דגים בבריכות פתוחות למדגה מתועש צפוי לחסוך כ־35 מליון קוב לשנה.

- **חיבור מפיקי מים פרטיים לרשת המים הארצית** – חיבור מפיקי מים פרטיים לרשת האספקה הארצית של חברת מקורות נועד להגביר את אמינות האספקה, וכן לנצל ביעילות רבה יותר כלי הפקה קיימים ולאפשר חיסכון בהשקעות בקידוחים חדשים.

- **האצת הביצוע של חברת מקורות לפרוייקטים שאושרו** – האצת ביצוע פרוייקטים שאשרו נציבות המים ומשרד האוצר במסגרת נוהל כמ"מ (בחינת כדאיות מפעלי מים), ואשר טרם הוחל בביצועם בעיקר בגלל חסמים תכנוניים ומגבלות כושר ביצוע של חברת מקורות.

- **יישום עקרונות חובת ההולכה למים מכל הסוגים** – יישום החלטת הממשלה (מס' 836 מיום 15.9.03) יביא לניוד מים יעיל יותר בתשתיות הקיימות ולהגברת התחרות העסקית במשק המים. בשנת 2004 תיושם חובת ההולכה בעיקר בתחום הולכת קולחין להשקיה חקלאית.

ויסות הביקושים למים

מגזר ביתי ותעשייתי – במטרה להביא לייעול הצריכה במים במגזר הביתי ובתעשייה, החליטה הממשלה להתקשר עם יזמים פרטיים לביצוע פרוייקט לחיסכון במים במגזר הביתי. היזמים יתוגמלו לפי שיעור החיסכון שיושג.

כן ננקטו צעדים להגברת האכיפה והפיקוח על תקנות חוק המים הנוגעות לחסכון.

מגזר חקלאי – מאז שנת 1999 מקצץ נציב המים, את מכסות המים השפירים לחקלאים, במקביל לעידוד השימוש במים שוליים וביצוע השקעות בסיוע תקציב המדינה לייעול השימוש במים. בה בעת מהווים מחירי המים השפירים לחקלאות, שהינם מסובסדים, תמריץ שלילי לניצול מי קולחים – ויוצרים לחץ לניצול מקורות המים מעבר לכמות המתחדשת ולהקמתם של מפעלי מים יקרים טרם זמנם (דוגמת מתקנים להתפלת מי ים).

העלאת תעריפי המים – ביוני 2003 הועלו, ב־13.5 אג' לקוב, תעריפי המים שמספקת חברת מקורות למגזר הביתי והתעשייתי, ובהתאם לכך הועלו תעריפי המים שמספקות הרשויות המקומיות. תעריפי המים לחקלאות הועלו בשיעור של 15% (בפועל, התייקר מחיר המים האפקטיבי לחקלאות ב־13.5 אג' למ"ק).

הסדרת משק המים והביוב העירוני – חוק תאגידי מים וביוב, התשס"א–2001

ביום 17.7.2001 אושר בכנסת "חוק תאגידי מים וביוב", שתכליתו להפריד את פעילות המים והביוב מהרשויות המקומיות ולהפעילה במסגרת חברה עירונית, שתפעל במסגרת רשיון שיוענק לה ותצטרך לעמוד בתנאים שייקבעו ברשיון. בעתיד תתאפשר העברת הבעלות בחברה לגורמים פרטיים. את התעריפים שתגבה החברה תקבע רשות ציבורית שתוקם לשם כך, על־פי עקרון העלות המוכרת.

יישום החוק יביא ליתרונות רבים, הן לצרכנים והן לכלל המשק: ניהול על בסיס עסקי, מקצועי ויעיל של מערכות המים והביוב ברשויות המקומיות; ייעוד של ההכנסות ממתן שירותי הספקה לטובת השקעות במערכות המים והביוב, הפעלתן ומתן שירותים; גיוס הון להשקעות במשק המים והביוב בלי תלות במקורות ממשלתיים או מוניציפליים ועידוד תחרות במתן שירותים במשק המים והביוב.

בחודש ספטמבר 2003 פעלו בישראל 4 תאגידי מים בהתאם לחוק זה, ועד לתום שנת 2004 צפויים להינתן רשיונות לכמה תאגידים נוספים.

על מנת להאיץ את תהליך הקמת חברות למים וביוב ברשויות המקומיות, יועמד סיוע לחברות לשם תמיכה בהשקעותיהן בתחום המים, הביוב והתיעול העירוני.

הסכם ההתחשבנות עם חברת 'מקורות'

בסוף שנת 1997 הסתיים "הסכם עלויות" עם חברת 'מקורות', לפיו נקבעה התמיכה במחירי מים שמכרה החברה. ההסכם הוארך עד לסוף שנת 1998. באוגוסט 2002 נחתם הסכם עלויות חדש עם חברת מקורות המסדיר את פעילותה של קבוצת מקורות לשנים 1999–2006.

הסכם העלויות עם חברת 'מקורות' כולל שני נדבכים – האחד, הסדרת ההעברה של הסובסידיה לחברת 'מקורות מים' בגין אספקת מים; והשני, הסדרה מבנית של קבוצת מקורות, שתאפשר תחרות הוגנת שלה עם הסקטור הפרטי.

הקמת תשתיות לטיפול בשפכים – בשנת 2004 ימשיך אוצר המדינה לממן הקמת תשתיות לטיפול בשפכים, שיכללו בין השאר גם מכוני טיהור. המימון ניתן כהלוואה בהיקף של עד ל־100% מכלל ההשקעה, למעט מקרים מיוחדים שבהם (על־פי החלטות ממשלה) יינתנו גם מענקים.

מינהל מקרקעי ישראל

הצעת תקציב מינהל מקרקעי ישראל לשנת 2004 מסתכמת בכ־4.13 מליארד ש"ח, גידול של כ־13 מיליון ש"ח לעומת התקציב המקורי לשנת 2003.

תקציב מינהל מקרקעי ישראל הינו תקציב של מפעל עסקי כהגדרתו בסעיף 8 ל"חוק יסודות התקציב, התשמ"ה-1985", דהיינו: תקציב שבו אין סך ההוצאה יכול לעלות על סך התקבולים לאותה שנת כספים.

הצעת תקציב ההוצאות נטו של מינהל מקרקעי ישראל (ללא העברות לבעלים) מסתכמת בכ־2.67 מיליארד ש"ח, מזה: כ־161 מיליון ש"ח המיועדים להוצאות שכר, מינהל, מחשוב ואמרכלות. היתרה, בסך כ־2.51 מיליארד ש"ח, מיועדת למימון הוצאות תכנון, פיתוח, אחזקת נכסים, פדיון זכויות בקרקע, שמירה על קרקע וכיו"ב.

עודף ההכנסה השנתי המועבר לבעלי הקרקע בשנת 2004, יסתכם בכ־1.46 מליארד ש"ח, מהם כ־1.04 מיליארד ש"ח להכנסות המדינה, וכ־420 מיליון ש"ח לקרן קיימת לישראל. זהו גידול של כ־233 מיליון ש"ח ביחס לתקציב המקורי לשנת 2003, הנובע מגידול של כ־283 מיליון ש"ח בהעברות למדינה ולרשות הפיתוח, ומנגד הפחתה של כ־50 מיליון ש"ח בהעברות לקרן קיימת לישראל.

היעדים המרכזיים בפעילות מינהל מקרקעי ישראל

הגברת קצב שיווק הקרקעות

היעד המרכזי של מינהל מקרקעי ישראל לשנת 2004 הוא להגביר את קצב שיווק הקרקעות, ובייחוד אלו המיועדות למגורים.

בהחלטות הממשלה מ־30 ביולי 2002, נקבע יעד כמותי לשיווק (בידי מינהל מקרקעי ישראל ומשרד השיכון) של קרקע לבנייה למגורים בהיקף של 30,000 יחידות דיור במכרזים פומביים (מהם לפחות 70% באזורי ביקוש), בכל אחת מהשנים 2003 ו־2004. עמידה ביעד זה הינה כלי מרכזי במאמץ להבטיח יציבות מחירים בשוק הדיור.

במטרה לעמוד ביעדי השיווק שנקבעו לו, ממקד מינהל מקרקעי ישראל את פועלו בשלושה מישורים:

תכנון קרקעות

על מנת ליצור עתודות קרקע זמינות לשיווק ולבנייה, פועל המינהל לתכנון הקרקעות שבניהולו, באמצעות

מחוזות המינהל והחברות המנהלות, וכן דרך השוק הפרטי, בפרסום מכרזים לשיווק קרקע שטרם הושלמו הליכי התכנון לגביה (מקב"ת – מתחמי קרקע בלתי מתוכננים).

בכוונה לייעל את מתכונת הקצאת המשאבים המיועדים לתכנון, קבע המינהל, במהלך שנת 2003, נהלים חדשים לחלוקת הרשאות לתכנון לפיהם יבוצע סקר היתכנות לפני כל הקצאת הרשאה לתכנון. הסקר אמור לאתר מכשולים וגורמים מעכבים בתהליך התכנון ולבחון כמה היבטים, בהם: התייחסות מקדמית של הגופים המעורבים בתהליך התכנון, קיומם של גורמים מעכבים בתהליך התכנון, וכן סקירת היקפי הביקוש וההיצע ביישוב/אזור בו מצויה התכנית.

החלטת ועדת ההרשאות בדבר מתן הרשאה לתכנון, תתבסס על מסקנות הסקר.

בשנת 2004 יוסיף המינהל לפעול במטרה לנצל ביעילות רבה יותר את המשאבים המופנים לתכנון, באמצעות התוויית תכנית עבודה רב־שנתית – המתבססת על קביעת יעדים כמותיים ליצירת מלאי תכנוני ברמת היישוב הבודד וברמת המחוז – ויצירת תחרותיות בין החברות המתכננות.

שיווק קרקעות בלתי מתוכננות

בשנת 1995 החל מינהל מקרקעי ישראל לשווק קרקעות המיועדות לפיתוח, שהליך תכנונן טרם הסתיים, במטרה להאיץ את קצב שיווק הקרקעות. המתכונת בה שווקו המתחמים קבעה כי ליזם יוקצו חלק מזכויות הבנייה, כפי שייקבעו בהתאם לתכנית שתאושר.

השיווק בשיטה זו, נחל הצלחה חלקית בלבד. לפיכך החליטה הממשלה לשנות את מתכונת השיווק של קרקע בלתי מתוכננת, כדלהלן:

- ככלל, לא יעסקו מינהל מקרקעי ישראל ומשרד הבינוי והשיכון בתכנון מתחמים ששטחם קטן מ־ 150 דונם, או שהיקף זכויות הבנייה בהם אינו עולה על 50,000 מ"ר, אלא ישווקו אותם בלא שהושלם תכנונם.

- נושא המכרז יהיה גובה התשלום בגין מלוא זכויות הבנייה העתידיות, כפי שיאושרו במסגרת תכנית מתאר. תשלום זה ישולם למינהל מראש.

יישום ההחלטות יאפשר למינהל מקרקעי ישראל ולמשרד הבינוי והשיכון להתמקד בתכנון מתחמים גדולים יחסית, התורמים תרומה משמעותית להגדלת מלאי הקרקע הזמינה, ולנצל את יתרונותיו היחסיים של גוף ציבורי לפתרון סוגיות מורכבות המתקיימות בעת תכנון מתחמים אלה. צעד זה יאפשר גם את העברת פעילות התכנון והייזום של מתחמים בסדר גודל קטן עד בינוני, מהסקטור הממשלתי לסקטור הפרטי.

פינוי שימושים בלתי יעילים בקרקע עירונית

על מנת לייעל את השימוש בקרקע עירונית, מפונים גורמים המנצלים את הקרקע בצורה לא יעילה (מחנות צבא, תחנות משטרה, מבנים המשמשים משרדי ממשלה, חוות חקלאיות, מפעלי תע"ש וכיו"ב) אל מחוץ לערים. פינויים אלו מתבצעים לאחר בדיקת כדאיות כלכלית, לבחינת עלות פינוי המתחם לעומת ההכנסות הצפויות משיווק הקרקע המתפנה, בהתאם למצב הסטטוטורי של התכנית ליעוד החלופי.

הקצאת קרקעות בהתאם למחירן הריאלי

מדיניות סבסוד מחירי הקרקע ככלי לפיזור אוכלוסין הנוהגת כיום, טומנת בחובה עיוותים שונים לרבות: שימוש לא יעיל בקרקע, עיוות מערכת התמריצים לפיזור אוכלוסין וכן יצירת "ביקוש יתר" להקצאת קרקע בפטור ממכרז.

לכן החליטה הממשלה, ב־15 בספטמבר 2003, כי ההנחות הניתנות בגין הקצאת קרקע באזורי עדיפות לאומית, ייקבעו כמפורט להלן:

- **קו עימות** – הקרקע תוקצה בתמורה לדמי חכירה מופחתים בשיעור 31% מערך הקרקע, ובלבד שסך ההטבה לא יעלה על 36 אלף ש"ח ליחידת דיור או 45 ש"ח למ"ר בשטח המשמש לתעסוקה.

- **אזור עדיפות א'** – הקרקע תוקצה בתמורה לדמי חכירה מופחתים בשיעור 51% מערך הקרקע, ובלבד שסך ההטבה לא יעלה על 24 אלף ש"ח ליחידת דיור או 30 ש"ח למ"ר בשטח המשמש לתעסוקה.

- **אזור עדיפות ב'** – הקרקע תוקצה בתמורה לדמי חכירה מופחתים, בשיעור 71% מערך הקרקע, ובלבד שסך ההטבה לא יעלה על 12 אלף ש"ח ליחידת דיור או 15 ש"ח למ"ר בשטח המשמש לתעסוקה.

שיפור השירות לאזרח

בחתירתו לשיפור השירות לאזרח ולצמצום החיכוך בין המינהל לחוכרים, יפעל המינהל לפישוט הליכים ולהפחתת הסרבול הקיים בהחלטות מועצת מקרקעי ישראל ובנהלי העבודה של המינהל כמפורט להלן:

- קרקעות המיועדות לבנייה למגורים ותעסוקה, יוקצו במסגרת של חוזה חכירה (ולא חוזה פיתוח כנהוג כיום), המקנה את מלוא זכויות הבנייה הקיימות והעתידיות. השיווק במתכונת זו יפטור מהצורך לחתום על חוזה פיתוח, או לשלם דמי היתר למינהל (במקרה של עליית ערך הקרקע כתוצאה משינוי ייעוד וניצול).

- על מנת לצמצם את החיכוך עם חוכרים קיימים, לא יידרש אישורו של מינהל מקרקעי ישראל להעברת זכויות חכירה מהוונות הרשומות בטאבו.

- מינהל מקרקעי ישראל יעודד חוכרים קיימים לרכוש זכויות בנייה עתידיות, כנגד ביטול הצורך לקבל את אישורו לשינוי ייעוד וניצול, מה שיפטור אותם – בהתאם – מתשלום דמי היתר.

פיתוח ביישובי הבדואים בנגב

האוכלוסייה הבדואית בנגב מונה כ־130,000 נפש. כמחצית מאוכלוסייה זו מתגוררת ב־7 עיירות הבדואים, והמחצית השנייה מתגוררת בפזורות (מקבצים בלתי מוסדרים). מרבית אוכלוסיית הפזורה יושבת באזור הנגב הצפוני. רוב הקרקע באזור הנגב הצפוני אינה מוסדרת, דהיינו: זהות בעליה לא נרשמה בספרי המקרקעין.

הגורם המרכזי לעיכוב בתהליך הרישום של קרקעות אלה, טמון ברצון לברר תביעות בעלות, שהגישו הבדואים לפקיד ההסדר שבמשרד המשפטים – טרם רישומן של הקרקעות על שם המדינה. הבדואים תובעים כ־855 אלף דונם, מהם כ־512 אלף דונם שטח נתבע שאינו מוחזק, וכ־343 אלף דונם שטח נתבע ומוחזק.

מינהל מקרקעי ישראל, באמצעות מינהלת הבדואים בנגב, אחראי לביצוע הסדרי המקרקעין בנגב, ובכלל זה קיום מו"מ עם תובעי הבעלות לשם השגת פשרה בסוגיה זו. המינהל גם עוסק בהקמת שכונות חדשות ובהשלמת הפיתוח בשכונות ותיקות בשבעת היישובים הקיימים, ובהתאם להחלטת הממשלה גם בהקמת 7 ישובים חדשים לבדואים בנגב.

בהתאם להחלטת הממשלה בנושא, יתמקד המינהל בשנת 2004, בהגברת אינטנסיביות המו"מ עם תובעי הבעלות מחד גיסא, ובהשלמת הפיתוח בשכונות הוותיקות ביישובים הקיימים, מאידך, כדלהלן:

- משרד המשפטים יסייע למינהל בהגשת תביעות בעלות נוגדות, ברישום המקרקעין על שם המדינה – וכן ברישום על שמם של הבדואים, של אותם המקרקעין המועברים להם כפיצוי קרקעי.

- בעת השלמת התשתיות בתחומי השכונות הוותיקות, יועדפו השכונות בהן שווקו מרבית המגרשים – כאשר במקביל יפעל המינהל לשיווק אותם מגרשים שטרם נמכרו בשכונות הוותיקות.

התקציב המיועד להשלמת התשתיות בשכונות הותיקות בשנים 2003-2008, יסתכם ב־191 מיליון ש"ח.

משרד הבינוי והשיכון

תקציב משרד הבינוי והשיכון לשנת 2004 מסתכם בכ־10 מיליארד ש״ח.

המרכיבים העיקריים של תקציב המשרד כוללים:

תקציב רגיל:	כ־222 מיליון ש״ח.
תקציב פיתוח (הרשאה להתחייב):	כ־1.8 מיליארד ש״ח.
סיוע באשראי לרכישת דירה:	כ־5.5 מיליארד ש״ח.
סיוע במענקים, סבסוד אשראי,	
סיוע בשכר דירה ועמלות:	כ־2.5 מיליארד ש״ח.

פעילות משרד הבינוי והשיכון מכוונת ליצירת תנאים, שיאפשרו לכלל האוכלוסייה למצוא פתרון דיור במחיר סביר, תוך התמקדות בקבוצות אוכלוסייה חלשות יחסית.

הפעילות מתמקדת בשני תחומים עיקריים:

- **צד הביקוש** – סיוע לדיור: הפעילות, מכוונת לתמיכה בזכאים מקרב אוכלוסיות חלשות, ומתמקדת בארבעה מסלולים עיקריים: מתן נגישות לאשראי, מתן משכנתאות מסובסדות, השתתפות בתשלומי שכר דירה והקצאת פתרונות דיור בשיכון הציבורי.

- **צד ההיצע** – הפעילות מכוונת בעיקר לשיווק קרקע מפותחת וזמינה לבנייה למגורים, לשם יצירת תנאים להרחבת היצע הדיור, בדרך שתאפשר מתן מענה לביקושים המשתנים יחד עם שמירה על יציבות מחירים. זאת, במיגוון רחב של מרכיבים ב״שרשרת יצור״ של דירה – החל מאיתור קרקע, תיכנונה ושיווקה, עידוד עיבוי הבנייה במרכזי הערים (אגב ניצול מערכת התשתית הקיימת), פיתוח תשתיות נוספות וכלה ברישום הזכויות במקרקעין – שלכל אחד מהם השפעה על היקף הפעילות בענף.

תקציב הסיוע בדיור

סך תקציב הסיוע בדיור לשנת 2004 מסתכם בכ־8 מיליארד ש״ח, מהם כ־5.5 מיליארד באשראי וכ־2.5 מיליארד ש״ח סיבסוד אשראי והשתתפות בשכר דירה.

הסיוע בדיור ניתן כסיוע לרכישת דירה או כהשתתפות בשכר דירה. סיוע לרכישת דירה לזכאים ניתן באשראי מסובסד, בהתאם לאמות מידה ולמאפיינים אישיים של הזכאי.

יעדי מדיניות הסיוע בדיור כוללים:

- סיוע למשקי בית חסרי דירה במציאת פתרון דיור.
- סיוע למשקי בית הסובלים ממצוקת דיור, כדי שישפרו את תנאי מגוריהם.
- הפעלת מערכת סיוע בדיור למימוש מדיניות הממשלה בתחום פיזור האוכלוסייה.

עיקרי השינויים בתקציב הסיוע בדיור לשנת 2004

בדיוניה בתקציב 2004 החליטה הממשלה על שלושת השינויים דלהלן:

- צמצום המעורבות הממשלתית בשוק הדיור באמצעותי המרת מענקי הסיוע לרכישת דירה באשראי מסובסד (הוחלט בתכנית הכלכלית מחודש אפריל 2003). בהתאם לכך, צומצם התקציב המיועד למענקים ב־1,250 מיליון ש״ח ובמקומו הועמד תקציב אשראי בסך 1,875 מיליון ש״ח.
- ייעול השימוש בדיור הציבורי באמצעות: שינוי מבנה הנחות שכר הדירה בדיור הציבורי בהתאם לרמת ההכנסה, ביטול הזכויות לדיירים שאינם זכאי משרד השיכון, בחינת התהליך לצמצום מספר החברות המטפלות בדיור הציבורי וצמצום ההנחות שהוצעו במבצעי מכירת הדירות לדיירים.
- תיקון עיוותים בתקציב הסיוע בדיור והפחתתו באמצעות: הקטנת מספר ועדות החריגים לענייני איכלוס, צמצום תקופת הזמן בה ניתן לממש סיוע בשכר דירה ולרכישת דירה והקשחת כללי הזכאות להשתתפות בשכר דירה ולסיוע ברכישת דירה.

תקציב הפיתוח

התקציב לפיתוח תשתיות מופעל בעיקר בשיטת ״משק כספי סגור״, במטרה להבטיח את המקורות הכספיים להשלמת פיתוח התשתיות המתחייבות משיווק אתרים בידי משרד הבינוי והשיכון. כן הותאם תקציב הפיתוח להחלטות הממשלה בדבר המדיניות הפיסקלית לשנת 2004.

בהתאם לכך, נגבות מלוא הוצאות הפיתוח (לבד מרכיבי הסבסוד באזורי עדיפות לאומית א׳ ו־ב׳) על־פי אומדן עלות הפיתוח בכל אחד מן האתרים, אומדן המתעדכן לפני כל מהלך שיווק חדש.

יעדי הסדרת הפיתוח

הסדרת הפיתוח הכללי לבנייה למגורים באתרי הבנייה שמשווק משרד הבינוי והשיכון מיועדת להשיג ארבעה יעדים עיקריים:

- התייעלות, חיסכון וקיצור תהליכי התכנון והפיתוח.
- הידוק הקשר בין עלות הפיתוח לבין ההחזרים המשולמים בגינו.
- הסדרת הפיתוח הכללי והפרטת הפעלתו.
- הקטנת החיכוך בין רוכש הדירה לבין המערכת הציבורית.

דגשים בתקציב הפיתוח

בהתאם להחלטות הממשלה, הנוגעות לפעילות המשרד בתחום הפיתוח, יושם דגש במהלך שנת 2004 על הנושאים הבאים:

- קידום תכניות **לבנייה למגורים על קרקע ציבורית** והגשתן למוסדות התכנון, בהיקף של 60,000 יח"ד בכל אחת מהשנים 2004 ו־2005, זאת כחלק מיעד כולל של יצירת מלאי תכנוני זמין לבנייה למגורים על קרקע ציבורית בהיקף של 120,000 יח"ד.
- שיווק קרקעות **טרם השלמת הליך התכנון**, זאת על מנת להגדיל את היצע הקרקע.
- הרחבת היקף **הסבסוד לפיתוח תשתיות לבנייה חדשה** באזורי עדיפות לאומית וסבסוד קרקע פרטית. סבסוד הוצאות הפיתוח יינתן בשיעור של כ־80% מאומדן עלויות הפיתוח באזור עדיפות לאומית א' מיוחד (אזור עדיפות לאומית א' מיוחד כפי שנקבע בקריטריונים של משרד הבינוי והשיכון), 50% באזור עדיפות לאומית א' ו־30% באזור עדיפות לאומית ב' (בבנייה רוויה בלבד).

פירעון חובות וסיבסוד אשראי

סעיפי פירעון חובות בתקציב מסתכמים בכ־86.7 מיליארד ש"ח בשנת 2004 ומהווים כ־32.5% מהתקציב הכולל (ברוטו).

לסבסוד אשראי מתוקצבים 27.1 מיליון ש"ח בשנת 2004, לעומת 39.4 מליוני ש"ח בשנת 2003. סעיף זה מיועד לתקצוב הסבסוד הניתן ליזמים פרטיים בגין הלוואות לא צמודות, שהלוותה להם המדינה בעבר. בשנים האחרונות לא ניתנות עוד הלוואות בעלות מרכיב סבסוד ריבית ליזמים פרטיים.

פירעון חובות (ללא בנק ישראל)

כ־75% מהחזר החובות, שהם 65.1 מיליארד ש"ח, מיועדים לפירעון חובות פנים. יתרת הסכום, 21.6 מיליארד ש"ח, מיועדת לפירעון חובות לגורמים בחוץ לארץ.

פירעון חובות פְּנים

בשנת 2004 מיועד, כאמור, סכום של 65.1 מיליארד ש"ח לפירעון חובות פנים, מזה 37.1 מיליארד ש"ח לתשלום החזרי קרן ו־28.0 מיליארד ש"ח לתשלומי ריבית.

רובו של התשלום לפירעון חובות פנים מועבר ישירות לציבור, כפדיון פיקדונות בנקאיים ופדיון של איגרות חוב מיועדות וסחירות – המוחזקות בידי קופות גמל, קרנות פנסיה, חברות ביטוח, קרנות השתלמות, בנקים, חברות ואנשים פרטיים. סכום של כ־11.2 מיליארד ש"ח ישולם השנה למוסד לביטוח לאומי. ללא התשלומים למוסד לביטוח לאומי יקטן סעיף פירעון חובות הפנים ל־30.7 מיליארד ש"ח, בגין תשלומי הקרן, ו־ל23.2 מיליארד ש"ח כנגד תשלומי ריבית.

בשנת 2004 מתוכנן גירעון ממשלתי כולל של 21 מיליארד ש"ח. חלק מגירעון זה ימומן מגיוס הון נטו מהציבור, פעולה שתביא להגדלת החוב הפנימי.

פירעון חובות חו"ל

תשלום הֶחזר חובות חו"ל מסתכם, כאמור, כאמור, ב־21.6 מיליארד ש"ח, כ־35.4% מהם מיועדים לתשלומי ריבית וכ־64.6% לתשלום החזרי קרן. התשלומים לחו"ל כוללים פדיונות של מלוות מבנקים בארץ ובחו"ל, מלוות בין ממשלתיים, מלווה העצמאות והפיתוח (ה"בונדס"). מעבר לכך כוללים החזרי

חובות החוץ תשלומים בגין ההלוואות שנטלה ממשלת ישראל באמצעות ערבויות של ממשלת ארה״ב בשנים 1998-1993.

בשנת 2003 נחתם הסכם נוסף בין ממשלת ארה״ב לממשלת ישראל בדבר מתן ערבויות להון שתגייס מדינת ישראל, בהיקף כולל של כ־9 מיליארד דולר לשנים 2005-2003 הצעת התקציב לשנת 2004 כוללת החזרי ריבית בגין המנה הראשונה של ערבויות, שמומשה בשנת 2003. על פי ההסכם האמור יתחילו החזרי הקרן, בגין ההלוואות שיילקחו באמצעות הערבויות, רק בשנת 2023.

בשנת 1995 החלה ממשלת ישראל בגיוסים עצמיים של אגרות חוב סחירות בשווקים בינלאומיים. עד לחודש ספטמבר 2003 הסתכמו גיוסים אלו בכ־3.3 מיליארד דולר. הצעת התקציב לשנת 2004 כוללת תשלומי קרן וריבית בגין הנפקות אלה. בשנת 2004 צפויים גיוסי הון נוספים.

אומדן הסובסידיה לקרנות פנסיה ולחברות ביטוח

אומדן הסובסידיה הגלומה בתשלומי הריבית והמענקים לקרנות הפנסיה ולחברות הביטוח בשנת 2004, בגין סך החוב המונפק עד לסוף שנת 2004, מוערך בכ־2.2 מיליארד ש״ח. אומדן זה כולל את סבסוד הריבית על איגרות חוב מיועדות, הנושאות ריבית מועדפת, שהונפקו לקרנות הפנסיה ולחברות הביטוח.

אומדן הסובסידיה הגלומה בתשלומי הריבית על אג״ח לקרנות הפנסיה וחברות הביטוח נערך בהנחה, שהתשואה על איגרות חוב ממשלתיות לטווח ארוך היא 4%. לצורך הבדיקה נערכה השוואה, בין תשואה זו לבין התשואה המובטחת לקרנות הפנסיה על סך החוב המונפק עד היום.

חישוב אומדן הסובסידיה העתידית, הגלומה בתשלומי הריבית על אג״ח לחברות הביטוח על הנפקות בשנת 2004, נערך בשיטת ההיוון של כל תזרימי המזומנים שמפיקות אג״ח כאמור עד למועד פירעונן – בהנחה כי התשואה לפדיון על אג״ח לטווח ארוך תהיה בממוצע 4.5% בשנת 2004.

סיבסוד הריבית המשולמת לקרנות פנסיה

אומדן הסובסידיה הגלומה בתשלומי הריבית בשנת 2004, בגין הנפקות העבר לקרנות הפנסיה הוא כ־1.8 מיליארד ש״ח.

בעקבות הסדר קרנות הפנסיה עליו החליטה הממשלה בתכנית להבראת כלכלת ישראל, בחודש מארס 2003, לא יונפקו בשנת 2004 אגרות חוב מיועדות לקרנות הפנסיה.

סיבסוד ריבית המשולמת לחברות ביטוח

אומדן הסובסידיה הגלומה בתשלומי הריבית העתידים להיות משולמים בשנת 2004, בגין הנפקות העבר לחברות הביטוח הוא כ־360 מיליון ש"ח. אומדן הסבסוד העתידי (מהוון להיום) בגין הנפקת איגרות חוב מיועדות לחברות הביטוח בשנת 2004 הוא כ־128 מיליון ש"ח.

בשנת 1992 הופסקה הנפקתן של איגרות חוב מיועדות (להלן – איגרות חוב ח"ע) בגין פוליסות ביטוח חדשות. המדינה מחוייבת, למעשה, להמשיך ולהנפיק עבור חברות הביטוח איגרות חוב ח"ע להשקעת כספי הפרמיות המשולמות על פוליסות ביטוח חיים (המשולבות בחיסכון) שנחתמו עד לסוף 1990 וחלק קטן מכספי הפרמיות שישולמו על פי פוליסות שנחתמו בשנת 1991.

יצוין, כי קרנות שמנהל בנק ישראל עבור חברות הביטוח במסגרת הסכמי ח"ע, המניבות תשואה הנמוכה מ־4% לא נכללו בחישוב האומדן, משום שאין בהן סובסידיה.

תחזית הכנסות המדינה ממסים לשנת 2004

בשנת 2004 יסתכמו הכנסות המדינה ממסים[1]**, על־פי התחזית, בכ־149.4 מיליארד ש"ח**[2]. סכום זה – מהווה גידול ריאלי (בניכוי השינוי במדד המחירים לצרכן) של 4.3% לעומת אומדן הביצוע לשנת 2003. תחזית ההכנסות לשנת 2004 מניחה עלייה ריאלית בשיעור של 2.5% בתוצר המקומי הגולמי (התמ"ג), עלייה של 1.7% במחירי התוצר ותוספת מס, הנאמדת בכ־0.8 מיליארד ש"ח, כתוצאה משינויי חקיקה.

מאז סוף שנת 2000 סבל המשק הישראלי ממיתון עמוק, בין היתר, בשל המצב הביטחוני וההאטה הכלכלית בעולם. בכל אחת מהשנים 2001 ו־2002 ירד התמ"ג בשיעור ריאלי של כ־1% והשילוב של מיתון והרעה במצב הבטחוני הביאו לירידה בהכנסות המדינה ממסים בשיעור ריאלי של 1% ו־5% בשנים 2001 ו־2002, בהתאמה. בשנת 2003, נראה שהסתיים תהליך ההתכווצות של המשק ובשנת 2004 צפוי, כאמור, גידול של 2.5% בתוצר. גם בגביית המסים מסתמנת תפנית חיובית במהלך שנת 2003. בסיכום שנתי תרד, אמנם, הגבייה בשיעור ריאלי של כ־5% – אך הדבר נובע מירידה חריפה של כ־10% בשליש הראשון של השנה, בעוד שבחודשים מאי־אוגוסט 2003 שמרה הגבייה על רמתה הריאלית בתקופה המקבילה אשתקד. אומדן ההכנסות לשנת 2003, שנקבע על סמך הגבייה בפועל עד לחודש אוגוסט ותחזית זהירה עד לסוף השנה, מסתכם בכ־141.5 מיליארד ש"ח.

בשנת 2004, ימשיך משרד האוצר להפעיל מדיניות מסים בעלת שני יעדים: עידוד הצמיחה ושמירה על משמעת פיסקלית. הדבר יתבטא בהפחתה שלישית, תוך שנתיים, במס על העבודה – ובתכנון שתי הפחתות נוספות בשנים 2005 ו־2006, במטרה לעודד עבודה ויזמות. בסופו של התהליך ייקטנו שיעורי המס על העבודה בכ־2% תוצר והמס הישיר השולי המרבי (מס הכנסה, דמי ביטוח לאומי ומס בריאות) יהיה 49%. הפחתה זו תמומן בהרחבת בסיס המס, ביטול פטורים והקטנת ההוצאה הציבורית.

בשנת 2004, תסתכם השפעתם נטו של שינויי החקיקה על נטל המס הממשלתי בתוספת של 0.2% תוצר, בהמשך לתוספת של כ־0.5% תוצר בשנים 2002-2003 שינויים בגביית דמי הביטוח הלאומי ומס הבריאות צפויים לתרום כ־0.4% תוצר. על כן ניתן לראות, שבשנים 2002-2004 יוסיפו שינויי החקיקה 1.1% תוצר לסך נטל המס. זוהי תוספת שיא מאז שנת 1992, אם כי מחצית ממנה (העלאת המע"מ) זמנית ותבוטל בעתיד.

בניכוי שינויי החקיקה, ייגדלו ההכנסות ממסים בשנת 2004 בשיעור ריאלי של 3.8%, שיעור גבוה משיעור

[1] הפרק דן בהכנסות המדינה ממסים (כולל אלה המתקבלות במטבע חוץ) שגובים אגף מס הכנסה ומס רכוש, אגף המכס והמע"מ וכן בהכנסות מאַגרות, שגובים משרדי הממשלה. ההכנסות בפרק זה אינן כוללות מע"מ על היבוא הבטחוני. פרק זה גם אינו דן בהכנסותיהם של גופים אחרים במגזר הציבורי, הגובים גם הם מסים ותשלומי חובה: המוסד לביטוח לאומי, הרשויות המקומיות והרשויות הפועלות על פי חוק מיוחד, כגון רשות הנמלים.

[2] כל הנתונים הם במחירים שוטפים, אלא אם צויין אחרת.

צמיחת התמ"ג. הגידול המהיר יותר בהכנסות ממסים נובע מהפרשי עיתוי של החזרי מס ומעלייה במחירים היחסיים של בסיסי המס לעומת עליית מדד המחירים לצרכן.

לסיכום, נטל המס הממשלתי, שהוא משקל סך הכנסות המדינה ממסים בתמ"ג, יהיה כ־28.9% בשנת 2004, עלייה של 0.3% תוצר לעומת הנטל בשנת 2003 – אך ירידה של כ־2% תוצר לעומת הנטל הממוצע בשנים 2001-1992 (ראה לוח 1).

לוח 1
הכנסות המדינה ממסים: 1992–2004
(במיליוני ש"ח, במחירים שוטפים ובאחוזי תמ"ג)

שנה	סך־הכל	אגף מס הכנסה ומיסוי מקרקעין	אגף המכס והמע"מ	אגרות
		במיליוני ש"ח		
1992	51,024	25,063	24,876	1,085
1993	59,885	31,309	27,337	1,239
1994	73,655	40,367	31,857	1,431
1995	83,943	45,740	36,452	1,751
1996	95,264	50,796	42,251	2,217
1997	108,450	59,280	46,436	2,733
1998	116,356	64,029	49,334	2,993
1999	127,660	69,689	54,606	3,365
2000	145,904	84,888	57,593	3,423
2001	145,995	84,976	57,345	3,674
2002	147,113	79,926	62,973	4,214
2003 אומדן	141,500	75,500	61,900	4,100
2004 תחזית	149,400	79,700	64,600	5,100
		באחוזים מהתמ"ג		
1992	31.2	15.3	15.2	0.7
1993	31.7	16.5	14.4	0.7
1994	32.1	17.6	13.9	0.6
1995	30.9	16.9	13.4	0.6
1996	30.1	16.0	13.3	0.7
1997	30.5	16.6	13.0	0.8
1998	29.6	16.3	12.5	0.8
1999	29.7	16.2	12.7	0.8

לוח 1
הכנסות המדינה ממסים: 1992–2004 (המשך)
(במיליוני ש"ח, במחירים שוטפים ובאחוזי תמ"ג)

שנה	סך־הכל	אגף מס הכנסה ומיסוי מקרקעין	אגף המכס והמע"מ	אגרות
2000	31.2	18.1	12.3	0.7
2001	30.8	17.9	12.1	0.8
2002	29.9	16.3	12.8	0.9
2003 אומדן	28.6	15.3	12.5	0.8
2004 תחזית	28.9	15.4	12.5	1.0
ממוצע 1992–1999	30.7	16.4	13.6	0.7
ממוצע 2000–2004	29.9	16.6	12.4	0.8
ממוצע 1992–2004	30.4	16.5	13.1	0.8

מקור: מינהל הכנסות המדינה.

התפתחות הגבייה בשנת 2003

על־פי התחזית, יסתכמו הכנסות המדינה ממסים בשנת 2003 בכ־141.5 מיליארד ש"ח, ירידה ריאלית של כ־5% לעומת שנת 2002 – ובניכוי שינויי החקיקה והפרשי עיתוי של החזרי המס, ירידה ריאלית של כ־4%. לעומת תחזית מקורית של 157.9 מיליארד ש"ח, זהו פער של 16.4 מיליארד ש"ח הנובע מצירוף מיקרים נדיר – האטה מתמשכת בתוצר הריאלי, האטה בשיעור האינפלציה, הרכב תוצר לא מוטה מסים, שינויי חקיקה לא מתוכננים והפרשי עיתוי של החזרי מסים.

בחודש אוגוסט 2003 הוכנה תחזית מתוקנת ל־2003 , על בסיס הגבייה בפועל בשמונת החודשים הראשונים של השנה. בחודשים אלה, ינואר־אוגוסט, ירדו ההכנסות ממסים בשיעור ריאלי של 6%, לעומת התקופה המקבילה אשתקד. יש לצפות לכך שבחודשים הנותרים, ספטמבר־דצמבר, ייקטנו ההכנסות ממסים בשיעור ריאלי של כ־2%. השנה ישנו דמיון רב בהתפתחות הגבייה בשני אגפי המס: הן באגף מס הכנסה והן באגף המכס ומע"מ חלה ירידה חריפה בשליש הראשון של השנה, והתייצבות, אם כי ברמה נמוכה, בשליש השני.

לוח 2
הכנסות המדינה ממסים, ביצוע עד אוגוסט ותחזית עד לסוף השנה: 2003
(במיליארדי ש"ח ובאחוזים)

	ינואר-אוגוסט		ספטמבר-דצמבר		סך שנתי		שיעור שינוי ריאלי שנת 2003 לעומת שנת 2002 (באחוזים)		
	2002	2003	2002	2003	2002	2003	ינואר-אוגוסט	ספטמבר-דצמבר	סך שנתי
סך הכל	**98.8**	**94.6**	**48.3**	**46.9**	**147.1**	**141.5**	**-6.1**	**-2.2**	**-4.8**
אגף מס הכנסה	**54.5**	**50.7**	**25.4**	**24.8**	**79.9**	**75.5**	**-8.8**	**-1.7**	**-6.5**
שכירים ומיסי שכר	34.7	32.4	16.7	15.5	51.4	47.9	-8.5	-6.2	-7.8
חברות ועצמאיים	18.6	17.2	7.7	8.3	26.4	25.5	-9.5	8.2	-4.3
מיסי נדל"ן	2.1	1.8	0.7	0.7	2.8	2.5	-13.3	-6.6	-11.4
התאמה להגדרות תקציב	-0.9	-0.7	0.3	0.3	-0.6	-0.4			
אגף המכס	**41.5**	**41.1**	**21.5**	**20.8**	**63.0**	**61.9**	**-2.9**	**-2.4**	**-2.7**
מע"מ	28.8	28.6	14.9	14.4	43.7	43.0	-2.7	-2.8	-2.7
מיסי יבוא אחרים	6.9	6.4	3.4	2.9	10.3	9.4	-9.0	-12.0	-9.9
מסים מקומיים אחרים	5.8	6.3	3.1	3.2	9.0	9.6	6.8	2.9	5.4
התאמה להגדרות תקציב	-0.1	-0.3	0.1	0.3	–	–			
אגרות	**2.8**	**2.8**	**1.4**	**1.3**	**4.2**	**4.1**	**-2.4**	**-6.5**	**-3.7**

המקור: מינהל הכנסות המדינה.

תחזית הכנסות המדינה ממסים בשנת 2004

הכנסות המדינה ממסים בשנת 2003 יסתכמו כאמור ב־141.5 מיליארד ש"ח. בניכוי הפרשי עיתוי בביצוע ההחזרים, הגבייה בשנת 2003, המהווה בסיס לתחזית לשנת 2004, הייתה מסתכמת בכ־142.5 מיליארד ש"ח. על סכום זה, יש להוסיף תוספת של כ־6.1 מיליארד ש"ח בגין גידול נומינלי בבסיסי המס ותוספת של 0.8 מיליארד ש"ח, בגין שינויי חקיקה וגביית הטלי הפקת מים. לסיכום, מתקבלת תחזית הכנסות ממסים לשנת 2004 של 149.4 מיליארד ש"ח.

לוח 3
תחזית הכנסות המדינה ממסים: 2004
(במיליוני ש"ח)

	סך הכל	אגף מס הכנסה ומיסוי מקרקעין	אגף המכס ומע"מ	אגרות
גבייה בשנת 2003	**141,500**	**75,500**	**61,900**	**4,100**
תיקון בסיס (החזרי מס)	970	500	470	0
גבייה בשנת 2003 לאחר תיקון (בסיס התחזית ל־2004)	142,470	76,000	62,370	4,100
השפעת שינויים בבסיסי המס	6,150	3,800	2,200	150
השפעת שינויי חקיקה והטלי הפקת מים	780	-100	30	850
תחזית גביית לשנת 2004	**149,400**	**79,700**	**64,600**	**5,100**

המקור: מינהל הכנסות המדינה

תחזית הכנסות אגף מס הכנסה לשנת 2004

הכנסות האגף בשנת 2004 יסתכמו ב־79.7 מיליארד ש"ח, גידול ריאלי של כ־4% לעומת שנת 2003 (ראה לוח 4). תרומת השינוי בבסיסי המס תסתכם בכ־3.8 מיליארד ש"ח, לפי הפירוט הבא:

מסים על השכר

בשנת 2004, צפוי שהשכר הממוצע למשרת שכיר ייגדל בשיעור נומינלי של כ־1.7% ואילו מספר המועסקים הישראליים צפוי לגדול בכ־2.4%, כך שסך השכר יגדל ב־4.1%. נוסף לכך, אין לצפות לעדכון מדרגות המס בינואר 2004, שכן לא נראה שמדד המחירים לצרכן יעלה במשך שנת 2003. שילוב של עלייה בשכר הממוצע ואי עדכון מדרגות המס יגדיל את שיעור המס האפקטיבי. העלייה בשכר ובשיעור המס האפקטיבי יביאו לתוספת של 2.4 מיליארד ש"ח בגבייה.

חברות ועצמאיים

בשנת 2004, צפוי גידול נומינלי של 5.2% בתמ"ג העסקי, שיתורגם לגידול ברווחיות הסקטור העסקי ויביא לתוספת גבייה של 1.3 מיליארד ש"ח.

מסים על נדל"ן

צפויה תוספת של כ־0.1 מיליארד ש"ח, כתוצאה מעלייה מתונה במספר העסקאות בשוק הנדל"ן.

תחזית הכנסות אגף המכס ומע"מ לשנת 2004

הכנסות האגף בשנת 2004 יסתכמו ב־64.6 מיליארד ש"ח, גידול ריאלי של כ־3% לעומת שנת 2003. תרומת השינוי בבסיסי המס תסתכם בכ־2.2 מיליארד ש"ח, לפי הפירוט הבא:

מע"מ

בסיס המס הוא הצריכה (צריכה פרטית וקניות של המגזר הציבורי) בתוספת מכירות דירות חדשות. בסיס זה יגדל נומינלית בכ־3%, שהם תוספת של כ־1.3 מיליארד ש"ח.

מסים על יבוא

גביית מס קנייה תלוייה בעיקר ביבוא מכוניות, שצפוי לגדול נומינלית בכ־4%, בעוד שסך יבוא הסחורות ייגדל נומינלית בכ־7%, כך שהגבייה תגדל בכ־0.5 מיליארד ש"ח.

מסים מקומיים

בסיסי מסים אלה ייגדלו ב־3.5%, שהם תוספת גבייה של כ־0.4 מיליארד ש"ח.

תחזית ההכנסות מאגרות לשנת 2004

ההכנסות מאגרות משרדי ממשלה בשנת 2004 יסתכמו ב־5.1 מיליארד ש"ח.

לוח 4
הכנסות המדינה ממסים ומתשלומי חובה: 2004–2002[1]
(במיליוני ש"ח ובאחוזים)

	2002 גבייה בפועל	2003 תחזית מקורית	2003 תחזית מתוקנת	2004 תחזית	אחוז השינוי הריאלי לעומת השנה הקודמת (באחוזים) 2002	2003	2004
סך הכל (א+ב+ג)	**147,113**	**157,900**	**141,500**	**149,400**	**-4.6**	**-4.9**	**4.3**
א. אגף מס הכנסה ומיסוי מקרקעין (1+2+3+4)	**79,926**	**85,300**	**75,500**	**79,700**	**-11.0**	**-6.6**	**4.3**
1. מס הכנסה	68,986	72,720	64,400	67,800	-11.6	-7.7	4.0
שכירים	33,531	35,650	30,600	31,300	-8.3	-9.7	1.1
חברות	16,780	17,240	16,000	17,500	-17.2	-5.7	8.1
עצמאים	9,595	10,310	9,500	10,500	-15.0	-2.1	9.2
מנהלי חברות	9,081	9,520	8,300	8,500	-8.4	-9.6	1.2
2. מסים על הוצאות שכר	8,770	9,740	9,000	9,700	-2.0	1.5	6.5
מס מעסיקים	1,560	1,690	1,600	2,000	-3.5	1.4	23.5
מע"מ מלכ"ר	5,610	6,310	5,700	5,900	-0.7	0.5	2.3
מע"מ פיננסי	1,600	1,740	1,700	1,800	-4.7	5.1	4.6
3. מיסי נדל"ן	2,791	3,110	2,500	2,600	-11.6	-11.4	2.8
מס רכוש	161	120	150	150	-15.3	-7.8	-1.2
מס רכישה	1,510	1,660	1,400	1,450	-4.1	-8.3	2.3
מס שבח	927	1,140	800	850	-14.8	-14.6	5.0
מס מכירה	193	190	150	150	-36.8	-23.1	-1.2
4. התאמות להגדרות התקציב[2]	-621	-270	-400	-400			

לוח 4 (המשך)
הכנסות המדינה ממסים ומתשלומי חובה: 2004–2002
(במיליוני ש"ח ובאחוזים)

	2002 גבייה בפועל	2003 תחזית מקורית	2003 תחזית מתוקנת	2004 תחזית	אחוז השינוי הריאלי לעומת השנה הקודמת (באחוזים) 2002	2003	2004
ב. אגף המכס והמע"מ (3+2+1)	**62,973**	**68,200**	**61,900**	**64,600**	**4.0**	**-2.8**	**3.1**
1. מע"מ	43,740	47,300	43,000	44,750	5.3	-2.8	2.8
2. כלל המסים על היבוא	10,271	11,010	9,350	10,000	-4.5	-10.0	5.7
מכס	1,402	1,440	1,300	1,400	-2.2	-8.3	6.4
מס קניה על היבוא	8,869	9,570	8,050	8,600	-4.8	-10.2	5.6
3. כלל המסים המקומיים	8,962	9,890	9,550	9,850	8.0	5.4	1.9
מס קניה מקומי	404	450	400	400	-0.5	-2.0	-1.2
מס דלק	6,739	7,310	7,300	7,700	11.9	7.1	4.2
מס טבק	958	1,150	1,000	1,000	0.8	3.3	-1.2
מס בולים	862	980	850	750	-6.4	-2.4	-12.8
ג. אגרות	**4,214**	**4,400**	**4,100**	**5,100**	**8.6**	**-3.8**	**22.9**

הערות ללוח:

1) כולל מסים המתקבלים במט"ח, פרט למע"מ על יבוא בטחוני.

2) העברת 10% ממס רכוש ו־15% ממס רכישה לקרן פיצויים והפרשי עיתוי בגבייה ממשרדי ממשלה דרך סילוקין.

מקור: מינהל הכנסות המדינה.

נספח: שינויי חקיקה בשנים 2003-1992

בשנים 1996-1992 פעלו שינויי החקיקה להקטנת הגבייה, בהיקף מצטבר של 1.9% תוצר – 0.8% תוצר באגף מס הכנסה ו־1.1% תוצר באגף המכס. בשנים אלה הופחתו מסים רבים (מס הכנסה על יחידים ועל חברות, מע"מ, מכס ומס קניה) או אף בוטלו (מס מעסיקים על הסקטור העיסקי, מס נסיעות, היטל יבוא כללי והיטל על יבוא שירותים), וזאת במטרה לסייע לצמיחת המשק ולהעמיק את שילוב ישראל בכלכלה העולמית.

שלוש השנים הבאות, 1999-1997, היו שנות האטה – בהן, בצד פעולות לצמצום ההוצאה הממשלתית, התהפכה מגמת שינויי החקיקה והועלו שיעורי המס בכ־0.7% תוצר, במטרה להקטין הגירעון התקציבי.

ביולי 2000, לאור חידוש הצמיחה והגידול המהיר בהכנסות המדינה ממסים הוחלט להקצות 1 מיליארד ש"ח להפחתת מיסי קנייה החל מאוגוסט 2000.

בשנים 2003-2002, במטרה לצמצם את הגירעון הממשלתי שעלה כתוצאה מהמיתון הכלכלי, הועלו שיעורי המס בסכום של 2.1 מיליארד ש"ח ו־0.5 מיליארד ש"ח, בהתאמה. יש לציין, שנוסף לשינויי החקיקה במס הממשלתי, הועלו גם דמי הביטוח הלאומי ומס הבריאות ב־1.4 מיליארד ש"ח בכל אחת מהשנים 2002 ו־2003 – כך ששינויי החקיקה העלו את נטל המס הכולל (ללא מיסי רשויות מקומיות) ב־3.5 מיליארד ש"ח בשנת 2002 וב־1.9 מיליארד ש"ח נוספים בשנת 2003, דהיינו בסכום מצטבר של 5.4 מיליארד ש"ח, שהם כ־1.1% תוצר.

לסיכום, ניתן להצביע על קשר בין מחזור העסקים לשינויי החקיקה. האצה בפעילות שמגדילה את הגבייה תאפשר הפחתת שיעורי המס בעוד שהאטה כלכלית שפוגעת בהכנסות ממסים ומגדילה את הגירעון הממשלתי מביאה את הממשלה להחליט על העלאת שיעורי המס.

לוח 5
השפעת שינויי חקיקה על הגבייה, כל שנה לעומת קודמתה: 1992–2004
(במיליוני ש"ח במחירים שוטפים, ובאחוזי תוצר)

	סך הכל	אגף מס הכנסה	אגף המכס והמע"מ	אגרות
		במיליוני ש"ח		
1992	310	-140	450	0
1993	-860	1,010	-1,870	0
1994	-1,540	-490	-1,050	0
1995	-2,360	-1,820	-560	20
1996	-220	-1,210	990	0
1997	2,250	1,370	640	240
1998	140	70	40	30
1999	-10	-110	0	100
2000	-410	-50	-360	0
2001	-920	-220	-700	0
2002	2,120	30	1,810	280
2003 אומדן	450	-1,120	1,820	-250
2004 תחזית	780	-100	30	850
		באחוזים מהתמ"ג		
1992	0.2%	-0.1%	0.3%	0.0%
1993	-0.5%	0.5%	-1.0%	0.0%
1994	-0.7%	-0.2%	-0.5%	0.0%
1995	-0.9%	-0.7%	-0.2%	0.0%
1996	-0.1%	-0.4%	0.3%	0.0%
1997	0.6%	0.4%	0.2%	0.1%
1998	0.0%	0.0%	0.0%	0.0%
1999	0.0%	0.0%	0.0%	0.0%
2000	-0.1%	0.0%	-0.1%	0.0%
2001	-0.2%	0.0%	-0.1%	0.0%
2002	0.4%	0.0%	0.4%	0.1%
2003 אומדן	0.1%	-0.2%	0.4%	-0.1%
2004 תחזית	0.2%	0.0%	0.0%	0.2%

לוח 5 (המשך)

השפעת שינויי חקיקה על הגבייה, כל שנה לעומת קודמתה: 1992–2004

(במיליוני ש"ח במחירים שוטפים, ובאחוזי תוצר)

	סך הכל	אגף מס הכנסה	אגף המכס והמע"מ	אגרות
מצטבר 1992-1999	-1.2%	-0.4%	-0.9%	0.1%
מצטבר 2000-2002	0.4%	-0.3%	0.5%	0.2%
מצטבר 1992-2004	-0.8%	-0.7%	-0.4%	0.3%

מקור: מינהל הכנסות המדינה

שינויי חקיקה באגף מס הכנסה

בשנים 2003-2004 יקטינו שינויי החקיקה את גביית האגף בהיקף מצטבר של כ־1.2 מיליארד ש"ח. להלן פירוט השינויים:

1. הפחתת שיעורי הזיכוי לתושבי אזורי פיתוח: ההטבות לאזורי פיתוח, כולל הענקת זיכויים לתושבי הנגב, התרחבו מאוד עד לשנת 2001. על כן הוחלט לצמצם הטבות אלה בסכום כולל של 250 מיליון ש"ח, מתוכם 100 מיליון בשנת 2002 ו־150 מיליון ש"ח נוספים בשנת 2003. שיעור הזיכוי ירד בשנים 2002 ו־2003, לפי הפירוט הבא:

שיעור הזיכוי לפני ההפחתה	שיעור הזיכוי בשנת 2002	שיעור הזיכוי בשנת 2003
3%	2%	0%
5%	5%	4%
7%	6%	5%
8%	7%	6%
10%	9%	8%
13%	12%	11%
15%	14%	13%
18%	17%	16%
20%	20%	20%
25%	25%	25%

2. העלאת מע"מ מלכ"ר מ־8.5% ל־9%: על פי החלטות הממשלה מאפריל 2002, הועלו – החל מאמצע חודש יוני 2002 – שיעורי מע"מ מלכ"ר וכן מסים אחרים, כפי שיפורט בהמשך.

3. העלאת מע"מ פיננסי מ־17% ל־18%: על פי אותן החלטות מאפריל 2002 הועלו גם שיעורי מע"מ פיננסי, החל מאמצע חודש יוני 2002.

4. השפעת העלאת חלק המעביד בדמי ביטוח לאומי על תשלום מס הכנסה: אותה תכנית גם ביטלה את תקרת הביטוח הלאומי והעלתה את שיעור תשלום המעביד ב־1% שינויים אלה מגדילים את גביית המוסד לביטוח לאומי, אך גם מגדילים את ההוצאה המוכרת למס הכנסה של מעסיקים ועצמאים, ובכך הקטינו את גביית מס הכנסה בכ־640 מיליון ש"ח בשנת 2003. ביולי 2003 הוחזרה תקרת הביטוח הלאומי, כך שצפויה תוספת גבייה של 160 מיליון ש"ח בשנת 2004.

5. ביטול הזיכוי בגין הורה נטול יכולת: בוטלו שתי נקודת הזיכוי שניתנו לנישום או לבן זוגו עבור הורים נטולי יכולת.

6. רפורמה במס הכנסה, שלב ראשון: בעקבות המלצות ועדת רבינוביץ הוחלט להפחית הדרגתית, בשנים 2003 עד 2008, את שיעורי מס הכנסה על ההכנסה מיגיעה אישית – ובה בעת להטיל מסים על הכנסות מריבית, ריווחי הון בבורסה והכנסות מחו"ל. בשנת 2003, השנה הראשונה לרפורמה, נאמדה עלותה בכמיליארד ש"ח נטו – עלות ברוטו של 2.3 מיליארד ש"ח מהפחתת השיעורים ותוספת של כ־1.3 מיליארד ש"ח ממיסוי שוק ההון והכנסות מחו"ל. בשנתה השנייה, 2004, מוסיפה הרפורמה הכנסות – בגין מיסוי שוק ההון ותו"ל – ב־0.5 מיליארד ש"ח, לכ־1.8 מיליארד ש"ח.

7. הקדמתה הפחתה במס ההכנסה: לאחר השלב הראשון של הרפורמה (בינואר 2003) בעלות של 2.3 מיליארד ש"ח, הוחלט על הקדמת השלבים הבאים – השלב השני, בעלות של מיליארד ש"ח, בוצע כבר ביולי 2003 (בתחולה רטרואקטבית מינואר 2003) ואילו השלב השלישי יבוצע בינואר 2004 בעלות של 2.5 מיליארד ש"ח. בשנים 2003–2004 יופחת, איפוא, המס על העבודה בכ־5.8 מיליארד ש"ח – בעוד שהמס על שוק ההון ועל הכנסות מחו"ל יגדל בכ־1.8 מיליארד ש"ח. בשנים 2005 ו־2006 יבוצעו 2 השלבים האחרונים של הפחתת המס על העבודה, בעלות נוספת של כ־4 מיליארד ש"ח. לסיכום, בשנים 2003–2006 יופחת המס על העבודה ב־9.7 מיליארד ש"ח – בעוד שהמס על שוק ההון ועל הכנסות מחו"ל יגדל בכ־3.5 מיליארד ש"ח.

8. ביטול נקודות הזיכוי לעובדים זרים: כדי לצמצם את כדאיות העסקתם של עובדים זרים, נשללה מעובדים אלה הזכאות ל־2.25 נקודות זיכוי. השינוי בוצע מינואר 2003, אך תוספת המס תבוא לידי ביטוי מלא רק בשנת 2004.

9. היטל על מעסיקי עובדים זרים: החל מיולי 2003 הוטל הטל בשיעור של 8% על הכנסתם של עובדים זרים, במטרה לצמצם את כדאיות העסקתם. הוראה זו אינה חלה על עובדים זרים המועסקים כדין

במתן טיפול סיעודי. מינואר 2004 יעלה ההטל ל־10% למעסיקי עובדים זרים בחקלאות ול־20% למעסיקים בשאר הענפים.

10. מס בשיעור 25% על זכיות בהימורים ועל פרסים: כחלק ממדיניות הממשלה להרחיב את בסיס המס ולצמצם פטורים, הוחלט להטיל מס בשיעור של 25% על הכנסות שמקורן בזכיות, הגרלות והימורים. כדי להקל על הביצוע הוחלט שהמס יגבה על זכיות מעל 70,000 ש״ח.

11. ביטול ההטבה לנכים זמניים: צומצם הפטור ממס על ההכנסה מיגיעה אישית של אדם שנקבעה לו נכות זמנית בשיעור של 90% ויותר. הפטור לא יינתן לאדם שנקבעה לו נכות לתקופה שאינה עולה על 185 ימים, ואילו על תקופה שבין 185 יום ועד 364 יום יינתן פטור חלקי.

12. צמצום הזיכוי ליישובי פיתוח: החל מיולי 2003 צומצמה רשימת היישובים המזכים את תושביהם בזיכוי ממס הכנסה.

13. העלאת גיל הפנסיה המזכה בניכוי של 35%: החל מינואר 2004, יועלה גיל הפנסיה המזכה מניכוי של 35% מ־60 ל־65 לגבי גבר ומ־55 ל־60 לגבי אישה.

14. מיסוי על הפרשות יתר של עובדי הרשויות המקומיות: בשנים 1999-2003, הפרישו עובדי רשויות מקומיות ומעבידיהם מעל התקרות לקופות גמל. המס על הפרשות אלו יגבה בשנת 2004.

15. הקפאת ערך נקודת זיכוי: ערך נקודת זיכוי, כמו שאר הפרמטרים בפונקציית המס מתעדכן על־פי השינוי במדד המחירים לצרכן. הוחלט, שהחל משנת 2004 תופסק הצמדת ערך נקודת הזיכוי. לשינוי זה לא יהיה ביטוי כספי בשנת 2004 שכן לא צפוי שינוי במדד המחירים לצרכן במהלך שנת 2003.

שינויי חקיקה באגף המכס והמע״מ

בשנים 2003-2004, שינויי החקיקה יגדילו את גביית האגף בהיקף מצטבר של כ־1.8 מיליארד ש״ח. להלן פירוט השינויים:

1. העלאת מס הקניה על סיגריות: החל מסוף חודש אפריל 2002, שיעור המס היחסי על סיגריות הועלה מ־55% ל־58%. לא חל שינוי במס הקצוב על סיגריות.

2. העלאת הבלו על הסולר והנפט: החל מסוף חודש אפריל 2002, הועלה המס על הסולר מ־0.11 ש״ח לליטר ל־0.36 ש״ח לליטר. הבלו על נפט עלה מ־0.08 ל־0.38 ש״ח לליטר. המס על הבנזין נשאר ללא שינוי, כך שצומצם פער המיסוי בין סוגי דלקים אלו.

3. העלאת מע"מ עוסקים מ־17% ל־18%: ההעלאה נכנסה לתוקף ב־15 ביוני 2002.

4. צמצום הטבות מיסוי עקיף על עולים ותושבים חוזרים: בתכנית הכלכלית להבראת כלכלת ישראל, הוחלט לבטל את הפטורים הבאים:

- פטור ממס קניה שניתן לתושבים ולסטודנטים חוזרים על יבוא של מוצרי חשמל שונים.
- הקלה במיסוי ברכישת כלי רכב על ידי עולים חדשים.
- פטור ממע"מ לעולים חדשים בעת רכישת רהיטים בישראל.

5. ביטול מס בולים על אג"ח להמרה : כבר בינואר 2004 יבוטל מס הבולים על הנפקת אג"ח להמרה.

6. ביטול הדרגתי של מס בולים: הממשלה החליטה על ביטול הדרגתי של מס בולים. הביטול יבוצע על פני 4 שנים, החל מיולי 2004.

שינויי חקיקה באגרות משרדי ממשלה

השוואת אגרת רישוי רכב דיזל מסחרי לרכב דיזל פרטי: החל משנת 2004, אגרת רישוי רכב דיזל מסחרי תושווה לאגרת רישוי רכב דיזל פרטי.

לוח 6
השפעת שינויי חקיקה על הגבייה, כל שנה לעומת קודמתה: 2003–2004
(במיליוני ש"ח)

		השפעה בשנה מלאה	מועד הפעלת השינוי	2003	2004
	סך הכל			450	780
א.	אגף מס הכנסה			-1,120	-100
1	הפחתת שיעורי הזיכוי לתושבי אזורי פיתוח ב־1% עד 2%	250	ינואר 2002	150	0
2	היטל של 0.5% על בעלי הכנסה מעל 30,000 ש"ח לחודש (בשנת 2002 בלבד)	150	ינואר 2002	-150	0
3	הקלה במס הכנסה על בעלי שכר נמוך (בשנת 2002 בלבד)	-80	ינואר 2002	80	0
4	מיסוי שווי הטבה משימוש פרטי בטלפונים סלולריים	250	מאי 2002	100	0
5	העלאת מע"מ מלכ"ר מ־8.5% ל־9%	350	יולי 2002	190	0
6	העלאת מע"מ פיננסי (שכר ורווח) מ־17% ל־18%	150	יולי 2002	100	0
7	השפעת העלאת חלק המעביד בדמי ביטוח לאומי על תשלום מס הכנסה	-640	יולי 2002	-640	160
8	ביטול הזיכוי בגין הורה נטול יכולת	150	ינואר 2003	150	0
9	רפורמה במס הכנסה – שלב ראשון	-1,000	ינואר 2003	-1,000	500
10	הקדמת הפחתת מס הכנסה	-3,500	ינואר 2003	-1,000	-2,500
11	ביטול נקודות הזיכוי לעובדים זרים	460	יולי 2003	200	260
12	היטל 8% על עובדים זרים (לא כולל עובדי סיעוד)	200	יולי 2003	80	120
13	מס 25% על זכיות בהימורים ועל פרסים	250	יולי 2003	120	130
14	ביטול ההטבה לנכים זמניים	200	יולי 2003	80	120
15	צמצום הזיכוי לישובי פיתוח	1,000	יולי 2003	420	580
16	העלאת היטל עובדים זרים מ־8% ל־10% בחקלאות ול־20% באחר	200	ינואר 2004	0	200
17	העלאת גיל הפנסיה המזכה בניכוי 35% ל־60–65	80	ינואר 2004	0	80
18	מיסוי על הפרשות יתר של עובדי הרשויות המקומיות בשנים 1999–2003	250	ינואר 2004	0	250
19	הקפאת ערך נקודת זיכוי	200	ינואר 2004	0	0

לוח 6 (המשך)

השפעת שינויי חקיקה על הגבייה, כל שנה לעומת קודמתה: 2004–2003

(במיליוני ש"ח)

	השפעה בשנה מלאה	מועד הפעלת השינוי	2003	2004
ב. אגף המכס			1,820	30
1 העלאת מס קניה על סיגריות				
(העלאת המס היחסי מ־55% ל־58%)	410	מאי 2002	150	0
על היבוא	280		100	0
על הייצור המקומי	130		50	0
2 העלאת הבלו על הסולר מ־0.11 ש"ח לליטר ל־0.36 ש"ח לליטר	800	מאי 2002	300	0
3 העלאת מע"מ עוסקים מ־17% ל־18%	2,350	יוני 2002	1,300	0
4 העלאת הבלו על הנפט מ־0.08 ש"ח לליטר ל־0.38 ש"ח לליטר	150	יולי 2003	70	80
5 צמצום הטבות מיסוי עקיף על עולים ותושבים חוזרים	100	ינואר 2004	0	100
6 ביטול מס בולים על אג"ח לא להמרה	-50	ינואר 2004	0	-50
7 ביטול הדרגתי של מס בולים (תוך 4 שנים)	-800	יולי 2004	0	-100
ג. אגרות			-250	850
1 גביית חובות קנסות תעבורה	280	ינואר 2002	-280	0
2 השוואת אגרת רישוי רכב דיזל מסחרי לרכב דיזל פרטי	200	ינואר 2004	0	200
3 היטל הפקת מים על חברת מקורות	650	ינואר 2004	30	650

מקור: מינהל הכנסות המדינה.

תחזית הטבות המס לשנת 2004

הטבות המס לשנת 2004 יסתכמו, על־פי התחזית, ב־27.5 מיליארד ש"ח, שהם כ־18% מהכנסות המדינה ממסים או כ־5.5% מהתוצר הלאומי הגולמי.

סכום זה נמוך בכ־4 מיליארד ש"ח מאשר בשנת 2002, כתוצאה מהכבדת נטל המס על ההון (נוכח הרפורמה במס הכנסה שנכנסה לתוקף בינואר 2003) ומצמצום, או ביטול, הטבות שונות (לתושבי אזורי פיתוח, לילדי הורים נטולי יכולת, לנכים זמניים ולהכנסות מפרסים והגרלות).

תחזית זו כוללת הטבות במסים ממשלתיים בלבד, ואינה כוללת הטבות בדמי ביטוח לאומי או במיסוי של הרשויות המקומיות. מתוך סכום זה, יסתכמו ההטבות במס הכנסה ובמסי נדל"ן ב־23.8 מיליארד ש"ח, שהם כ־30% מהכנסות אגף מס הכנסה; ההטבות במכס ובמע"מ יסתכמו ב־3.6 מיליארד ש"ח, שהם כ־5% מהכנסות אגף המכס. עוד כ־130 מיליון ש"ח הן הטבות באגרות.

"עלות" הטבות המס

החישוב הפשוט מלמד, כי אילו בוטלו כל הטבות המס ניתן היה – לדוגמא – להפחית את שיעורי מס ההכנסה ב־5 עד 15 נקודות האחוז, את שיעור מס חברות מ־36% לכ־33%, את שיעור המע"מ מ־18% ל־17% ואת שיעור מס הקנייה על רכב מ־95% לכ־85%.

אולם, בחישוב זה לא הובאו בחשבון ארבעה גורמים:

- **השפעות צולבות של ביטול הטבה מסויימת על עלות הטבות אחרות.** עלות כל הטבה נאמדה באופן בלתי תלוי בהטבות האחרות, דהיינו – בהנחה ששאר סעיפי החוק נשארים ללא שינוי. במס פרוגרסיבי, ביטול שתי הטבות בנפרד אינו דומה לביטולן יחד. כך, אם לדוגמא יש לאדם הכנסה ברוטו של 11,000 ש"ח ושני ניכויים של 1,000 ש"ח כל אחד – כאשר מוטל מס של 10% עד 10,000 ש"ח ושל 20% מעל סכום זה – הרי עלות כל הטבה בנפרד מסתכמת ב־200 ש"ח, בעוד שעלות שתי ההטבות יחדיו מגיעה ל־300 ש"ח. הווה אומר, שיש לראות בכל נתון מצטבר אינדיקציה בלבד.

- **שינויים אפשריים בהתנהגותם הכלכלית של משלמי המס, כתגובה לביטול ההטבות.** למשל, לא הובאה בחשבון הקטנה אפשרית בצריכת פירות וירקות כתוצאה מהטלת מע"מ עליהם.

- **עלות אכיפת הגבייה.** בהמשך לדוגמא האחרונה, לא הובאה בחשבון תוספת כוח אדם הדרושה לגביית מע"מ על פירות ירקות.

- **השפעת ביטול ההטבות על חלוקת נטל המס.**

לוח 1
אומדן הטבות המס לשנת 2004
(במיליוני ש"ח)

סך הכל	**27,500**		
חלק ראשון: אגף מס הכנסה	**23,800**		
א. הטבות לגורמי ייצור	**1,720**		
החוק לעידוד השקעות הון :		1,500	
– כללי			100
– משקיעי־חוץ			400
– מסלול חלופי			1,000
מחקר ופיתוח, חיפושי נפט וסרטים		50	
זיכוי לעובדי משמרות		170	
החוק לעידוד התעשייה		–	
ב. הטבות לשוק ההון	**15,650**		
קופות גמל, נטו:		6,600	
– הטבות בעת ההפקדה			7,800
– בניכוי מיסוי בעת המשיכה			-1,200
קרנות השתלמות		2,300	
הכנסה מריבית על אפיקים צמודים		4,450	
הכנסה מריבית על אפיקים לא צמודים (החלק הריאלי)		1,200	
רווחי הון בבורסה		1,100	
פטור על פדיון מניה באגודה שיתופית		0	
דחיית מס בחלוקת אופציות לעובדים		–	
ג. רווחה ופיזור אוכלוסיה	**3,280**		
פטור ממס הכנסה למלכ"ר		–	
פטור לקצבאות משרד הביטחון		400	
פטור לקצבאות הביטוח הלאומי		1,580	
– קצבאות ילדים			950
– קצבאות זקנה ושארים			500
– קצבאות אחרות			130
זיכוי לעולים חדשים		70	
זיכוי בשל הוצאות רפואיות		30	

לוח 1 (המשך)
אומדן הטבות המס לשנת 2004
(במיליוני ש"ח)

זיכוי לנטולי־יכולת		30
זיכוי לתרומות		140
הטבות לעיוורים ולנכים		200
זיכוי לתושבים באזורי פיתוח ולכוחות		
הביטחון בתפקידי לחימה		650
זיכוי למעבידים באילת		180
ד. הטבות למשפחה (פרט לפטור על קצבאות ילדים)	**2,040**	
זיכוי למשפחות חד־הוריות		50
חצי נקודת זיכוי לנשים		550
זיכוי בגין ילדים (לרבות במשפחות חד־הוריות)		870
זיכוי בגין בן זוג לא עובד		570
ה. הטבות שונות במס הכנסה	**820**	
פטור על הכנסות מהימורים		150
פטור להשכרת דירות מגורים		600
חיילים משוחררים		50
ספורטאים זרים		20
ו. הטבות במיסי נדל"ן	**290**	
הנחות במס רכישה		10
פטור ממס שבח לדירת מגורים		–
מס שבח מוגבל לנכסים היסטוריים		280
חלק שני : אגף המכס ומע"מ	**3,570**	
א. מכס ומס קניה	**1,170**	
עולים חדשים		220
תושבים חוזרים		0
תיירים ישראליים		150
חלקים לרכב (כריות אויר ו־ABS)		500
פטורים מותנים		300
ב. מע"מ	**2,400**	
פירות וירקות		1,470
שירותי תיירות		630
חוק אילת		300
חלק שלישי : אגרות	**130**	

מקור : מינהל הכנסות המדינה

למרות הסתייגויות אלה, מדגים החישוב עד כמה מקיפות הטבות המס, ומה גדול מרחב הפעולה שהיה מתאפשר מביטולן.

ההטבות כהוצאה תקציבית

הטבות המס, או בשמן האחר "הוצאות המס" (Tax Expenditures), מוגדרות כהפסד הכנסות – הנובע מפטורים או מהנחות במסים, הניתנים לקבוצות מסויימות של אזרחים או סוגים של פעילות כלכלית. להלן סיווג של הטבות המס:

סוג הטבה	הגדרה	דוגמאות
פטור	ההכנסה או העסקה פטורה מכל מס	פטור ממע"מ על צריכת פירות וירקות טריים
ניכוי	הפחתה של הוצאה פרטית או של תיסכון מההכנסה החייבת	ניכוי של הפרשה לקופת גמל
זיכוי	הפחתה של המס	זיכוי בגין תרומה למוסד ציבורי
שיעור מס מופחת	מס מופחת על ההכנסה או על העסקה	מס חברות על מפעלים "מאושרים"
דחיית תשלום המס	מועד תשלום המס נדחה	פחת מואץ גבוה מהפחת הכלכלי

המושג "הוצאות מס" פותח בסוף שנות ה־60 במשרד האוצר האמריקני על ידי פרופ' Stanley Surrey, ומשנת 1974 חִייב הקונגרס, לכלול דיווח על הטבות המס בתקציב הממשל הפדרלי. בסך הכל, מפרסמות 14 מדינות מה־O.E.C.D תקציב הוצאות מס – וכן מרבית המדינות, ואף חלק מהערים, שבארה"ב. בישראל, מצורף דיווח דומה לתקציב המדינה מאז שנת 1986 (על־פי סעיף 2(ב)(2) ל"חוק יסודות התקציב התשמ"ה-1985").

בעיקרון, הקלות במס נועדו להשיג יעדים כלכליים או חברתיים. לעיתים מטרת ההקלה לעקוף קושי מינהלי – לדוגמא דחיית מיסוי רווחי הון למועד המימוש, בגלל הקושי לאמוד רווחים אלה בעת הצבירה.

על־פי ההגדרה יש לקבוע שלכל מס את המאפיינים הבאים ("התקן"):

- **בסיס המס.** לדוגמא בסיס מס הכנסה הוא ההכנסה נטו, ולכן ההכרה בהוצאות עסקיות הכרוכות בייצור ההכנסה אינה הטבת מס. גם הגדלת שיעורי הפחת עקב שינוי טכנולוגי לא תחשב כהטבה, אך הגדלתן לשם עידוד השקעות תיכלל ברשימת ההטבות. דוגמא נוספת היא הזיכוי לתושב (דהיינו ה־2.25

נקודות זיכוי הניתנות לכל נישום והקובעות את סף המס) בהנחה שהכנסה לקיום מינימלי אינה בבסיס המס. לעומת זאת, זיכוי לנשים או לילדים יחשב להטבת מס.

- **שיעור המס.** בהינתן שיטת מס הכנסה פרוגרסיבית על יחידים, גובה הטבת המס הגלומה בשיעור מס מוגבל על הכנסות מסויימות (כגון הכנסות משוק ההון החל מינואר 2003) הוא ההפרש בין שיעור המס המוגבל לשיעור המס השולי של מקבל ההכנסה. לעומת זאת יש לציין, ששיעורי מס ראשונים נמוכים אינם נחשבים כהטבה.

- **מי חייב במס.**

- **הגדרת הגבולות הגאוגרפיים.** לדוגמא, בשיטת מס טריטוריאלית, אין הפטור על הכנסות מחו"ל נחשב כהטבה.

- **מינהל המס.** הכוונה כאן היא להוראות שונות בחוק, כגון קביעת מועד הגשת דוחות או גובה הקנסות במקרה של איחור בתשלום המס.

קשיי הגדרה

לאחר קביעת התקן, כל סטייה ממנו תֵחשב כהטבת מס. אולם ההגדרה בעייתית, שכן לא תמיד ברור מהו התקן לעומתו יש לחשב את ההטבה. לדוגמא: חוק מס מעסיקים קובע, שכל מעסיק חייב במס של 4% מכל תשלום על עבודה שהוא משלם לעובדיו. עם השנים, הצטמצם בסיס המס – כך שרוב המעסיקים פטורים ממס מעסיקים, והוא מוטל היום רק על מוסדות ציבור (למעט הממשלה). לפי ההגדרה הפשוטה של הטבת מס, נראה ש"ההטבה" בפטורים ממס מעסיקים מסתכמת ביותר מ־5 מיליארד ש"ח, בעוד שהגבייה בפועל היא כ־1.7 מיליארד ש"ח.

דוגמא נוספת להטבה הגבוהה בשיעור ניכר מהגבייה בפועל היא מס שבח על דירות מגורים. עקרונית, חייבת מכירת דירת מגורים במס שבח; אולם רובן הגדול של העסקות פטורות ממס זה. במקרים אלה נקבע, שלא לראות בפטורים הטָבָה ולא לכלול אותם בדו"ח הטבות המס.

רק סעיפי הטָבָה, שעומדים ביחס "סביר" לגבייה בפועל ייכללו בדו"ח. בסופו של דבר, גם הקביעה מהו "יחס סביר" שרירותית, ויש להתייחס, אפוא, להיקף הטבות המס המדווח כאן בכפוף להסתייגויות אלה. אין זה מן הנמנע, שחוקר אחר היה מגיע להיקף שונה ולהרכב שונה. חשוב להדגיש, שלהחלטה הטכנית לכלול סעיף ברשימת ההטבות אין השלכה על ההחלטה הערכית בדבר השאלה אם ההטבה רצויה.

לא רק הגדרת ההטבות נתונה לוויכוח, גם כימותָן בעייתי. השיטה שנבחרה כאן לאומדן הטבות המס מניחה, שההטבה הנדונה היא היחידה שקיימת – ללא חישוב ההשלכות ההדדיות שבין הטבות המס למיניהן, ומבלי להביא בחשבון את השינוי האפשרי בהתנהגות הכלכלית במקרה של ביטול ההטבה. שינוי

בסעיף מסויים אינו חייב, אפוא, לגרום לשינוי באותו ערך בהכנסות המדינה; ונקודה זו תקפה עוד יותר בצירוף של כמה סעיפים.

רוב סעיפי האומדן הם על בסיס מימוש בשנת 2004, למעט הסעיף המתייחס להטבות בשוק ההון – כפי שיפורט להלן. רמת הפירוט של הנתונים תלויה במידע שהצטבר במינהל הכנסות המדינה. סעיפים מסויימים מפורטים, בעוד שבסעיפים אחרים האומדנים כלליים. עקב קשיים בחיזוי מידת המיצוי של הטבות המס, מבוססים האומדנים על נתונים הסטוריים – לעיתים עד כדי פיגור של חמש שנים – המתורגמים למחירים הרלוונטיים לשנת 2004.

יתרונות וחסרונות של הטבות מס ככלי מדיניות

אילו התגלה כשל שוק, המצדיק התערבות ממשלתית ומתן הטבת מס לקבוצת אוכלוסייה או לסוג פעילות, עדיין יש לבחון באיזו דרך עדיף להעניק את ההטבה – הטבת מס או הוצאה ישירה?

לעיתים נטען כי להוצאות מס יתרון על פני הוצאות תקציביות, בכך שביכולתו של מנגנון המס לחלק את ההטבות לאוכלוסייה רחבה ובעלות נמוכה. אולם נראה, שטיעון זה לא תמיד עומד במבחן המציאות: מחד גיסא, מנגנון של חלוקת תשלומי ההעברה עשוי להיות לא פחות יעיל (למשל חלוקת קצבאות ילדים בידי המוסד לביטוח לאומי); ומאידך, חלוקה דרך מנגנון המס עלולה לצרוך משאבים יקרים לבקרת הזכאות לאותה הטבה, מה גם שמיומנות שלטונות המס היא בגביית מסים ולאו דווקא בהכוונת פעילות כלכלית או בפיזור אוכלוסייה לפריפריה.

בצד החסרונות של מנגנון המס נשמעת, לעיתים, הטענה שהנהנים העיקריים מהטבות המס הן השכבות המבוססות – כפי שהמקרה במתן הקלה במס הכנסה, המפלה לרעה את העניים הנמצאים מתחת לסף המס. ניתן, כמובן, להתגבר על חיסרון זה בהפעלת שיטה של מס הכנסה שלילי.

חיסרון נוסף של הטבות מס הוא הנטל שהן מטילות: על השלטונות, הנאלצים להקדיש חלק מתקציבם למניעת השימוש לרעה בהקלות מס, ועל מקבלי ההטבות הנדרשים להוכיח את זכאותם. ככל שאי הוודאות המשפטית רבה יותר, כן גבוהה יותר העלות למשק. לדוגמא, חברות "מאושרות" על־פי החוק לעידוד השקעות הון זוכות לשיעור מס חברות מופחת – ואף לפטור ממס חברות – בתנאי שעמדו בתנאים מסויימים. השילוב של הטבות משמעותיות ואי הוודאות בדבר העמידה בתנאי הזכאות גורם לחיכוכים ומחלוקות בין שלטונות המס והנישומים, מה שפוגע במטרה שלשמה חוקק החוק – לעודד השקעות ותעסוקה.

אולם, החיסרון הגדול של הטבות המס נובע מהעדר דיון ציבורי אודות התועלת שבהן – ומכך שאין הן זוכות לאישור תקופתי, להבדיל מתקציב ההוצאות של הממשלה, המאושר כחוק בכנסת מידי שנה. סעיף ההקלות לכריות אוויר ולמערכת ABS הוא דוגמא טובה לחיסרון של הטבות מס: משניתנה הטבה זו, שוב

אין דיון תקופתי על תועלתה או יעילותה, חרף השינוי בתנאי השוק. בעבר, בעת חדירת אביזרים אלה לשוק, היה אולי היגיון בהטבה שנועדה לעודד את רכישתם משיקולי בטיחות; אך היום, הם כבר בבחינת מעין תקן – ומרבית כלי הרכב מגיעים מצויידים בכריות אוויר ו/או מערכת ABS – כך שעדיף היה לבטל את ההטבה, ולהוריד את שיעור מס קנייה על כלי רכב.

דו"ח הוצאות המס נועד, אפוא, לכַמת עלויות אלה ולפרסמן, על מנת שניתן יהיה להשוות בין הטבת מס לבין הוצאה תקציבית ישירה.

הפחתת מסים לכלל עדיפה על הטבות ייחודיות

אמנם, הטבת מס מיטיבה עם מקבליה – אך היא מעבירה את נטל תשלום המס אל שאר האוכלוסייה ובכך מֵרֵעָה את מצבה. הטבות מס משַנות את חלוקת הנטל, אך תוך כדי כך מסבכות את חוקי המס, מעודדות התחמקות והימנעות מתשלום מס אמת, פוגעות ברווחת כלל הציבור והמשק ומסתירות את ההיקף האמיתי של מעורבות הממשלה במשק.

מכאן, שעדיפה הפחתת שיעורי המס לכלל האוכלוסייה – עם ביטול הטבות לקבוצות אוכלוסייה ייחודיות. רפורמות מסוג זה, במינונים שונים, בוצעו בישראל בשנת 1975 ובשנת 2003, בארה"ב בשנת 1986, ולאחר מכן גם בחלק גדול ממדינות המערב.

משנת 1990 ועד שנת 2002 נעשו בישראל נִסיונות רבים להקטין את היקף הטבות המס, נסיונות שעלו יפה רק בחלקם. מחד גיסא, בוטלו או הופחתו ההטבות לתלמידים במוסדות להשכלה גבוהה, לעובדים במשמרות, להוצאות רפואיות, לחיילים משוחררים (אך ההטבה הוחזרה משנת 2000), להנחות ממעביד לעובדיו, לעולים חדשים המקבלים סל קליטה ולבעלי עניין בחברה תעשייתית בגין רווחי הון שצמחו בטרם הונפקה החברה בבורסה. בשנת 1997 הוטל מס הכנסה על רשות הנמלים והרכבות ועל רשות שדות התעופה ובוטל הפטור למזגנים לרכב, בשנת 1998 צומצם הזיכוי ממס קניה על כריות אוויר ומערכות ABS (יחד עם ביטול ההזדקקות למסמכים המעידים על ערכם של אביזרים אלה) משנת 1999 חייבים בעלי שליטה בחברה במס רווחי הון על אחזקותיהם בבורסה, בשנת 2000 חויבו הפרשות המעביד לקיצבה מעל־פי 4 מהשכר הממוצע במס בידי העובד ובשנת 2002 נקבע שהחל משנת 2005 תבוטל בהדרגה ההטבה במס שבח על נכסים שנרכשו עד שנת 1960 – והנמצאים בבעלות חברות או בבעלות יחידים, שקבלו את הנכס בפירוק חברה (יחידים או אגודות שיתופיות ימשיכו לֵהנות מהמס המופחת על נכסים שנרכשו עד שנת 1960).

מאידך, עד לשנת 2002 נכשלו רוב הנסיונות להקטין את הטבות המס המשמעותיות. כך בשוק ההון, בקצבאות זקנה וילדים, במע"מ על פירות וירקות ועל שירותי תיירות ובהכנסות מהימורים והגרלות. בתחומים אחרים אף חלה, במשך השנים, נסיגה והורחבו הטבות המס: ניתנה חצי נקודת זיכוי לנשים, הורחבה תחולתו של חוק אילת, נחקק חוק אזורים חופשיים לייצור, ניתן ניכוי לעצמאים בגין הפרשות לקרנות השתלמות, ניתן זיכוי לחיילים משוחררים, הועלו שיעורי הזיכוי למתגוררים בקו העימות, ניתנו

הקלות לתושבי עכו ולתושבי הנגב והועלתה תקרת הזיכוי לתרומות עד ל־2 מיליון ש״ח (רטרואקטיבית, החל משנת 2000).

על רקע זה יש לראות בשנת 2002 נקודת ציון חשובה, שכן במהלכה התקבל חוק לתיקון מקיף לפקודת מס הכנסה (״הרפורמה״) אשר כלל שינויים מהותיים במס הכנסה על יחידים בישראל – הפחתה הדרגתית בשנים 2003 עד 2006 בשיעורי המס על עבודה, יחד עם צמצום של הטבות המס הניתנות להכנסות מהון ומעבר משיטת מס טריטוריאלית לשיטת מס פרסונלית. נוסף לרפורמה, הוטל בשנת 2002 מס על שווי ההטבה הגלומה בשימוש פרטי בטלפונים סלולאריים, ובשנת 2003 צומצם הזיכוי ממס לתושבים באזורי פיתוח, בוטל הזיכוי בגין הורים נטולי יכולת ולנכים זמניים, הוטל מס על זכיות בהימורים, הגרלות ופרסים וצומצמו ההטבות במיסוי עקיף לעולים ולתושבים חוזרים.

למרות השינוי לטובה שחל בשנים 2002–2003, מלמד הניסיון כי קשה לבצע ביטול הטבות ולהתמיד בהן: קבוצות לחץ העלולות להפסיד ממהלך זה תזקות דיין כדי לצמצם את ההפסד, ואף להחזיר לעצמן את ההטבה שאבדה. לעומת זאת, לכלל הציבור הנפגע מההטבות הספציפיות אין, בדרך כלל, שדולה או אמצעי לחץ.

תחזית ההטבות באגף מס הכנסה

בשנת 2004 יסתכמו הטבות המס באגף מס הכנסה ומיסוי מקרקעין ב־23.8 מיליארד ש״ח, לפי הפירוט הבא:

	במיליארדי ש״ח	באחוזים
השקעות הון ומשמרות	1.7	7
שוק ההון	15.7	66
רווחה ופיזור אוכלוסייה	3.3	14
תחום המשפחה	2.0	9
מיסי נדל״ן	0.3	1
הטבות שונות	0.8	3
סך הכל	**23.8**	**100**

הטבות לגורמי ייצור

החוק לעידוד השקעות הון – אומדן הטבת המס מתבסס על ההפרש שבין שיעור מס של 25%, המוטל על חברה בעלת מפעל "מאושר", לבין שיעור מס של 36% על חברות רגילות.

חברה שיש בה השקעות חוץ נהנית משיעורי מס מופחתים של 10% עד 20%, בהתאם למשקלה של השקעת החוץ.

"המסלול החלופי" מאפשר לחברה בעלת מפעל "מאושר" לוותר על מענקים וליהנות משיעור מס אפס למשך שנתיים, 6 או 10 שנים, בהתאם לאזור הפיתוח שבו ממוקם המפעל. הטבה זו היא, למעשה, דחית מס – בעת חלוקת הרווח, ייגבה מס בשיעור של 25% (בתוספת מס על דיווידנד).

מחקר ופיתוח, חיפושי נפט והפקת סרטים – הוצאות למטרות אלה מותרות בניכוי שוטף, אף שלמעשה אינן הוצאות שוטפות.

זיכוי לעובדי משמרות – עובד במשמרת שנייה או שלישית בתעשייה זכאי לזיכוי מס בשיעור של 15% מהכנסתו, שנבעה מעבודה במשמרות, עד למכסימום של 765 ש"ח לחודש (נכון לשנת 2003). החל מיולי 1990 לא ניתן זיכוי להכנסה ממשמרות, שהיקפה – בצירוף להכנסה הרגילה – עולה על 8,470 ש"ח לחודש (נכון לשנת 2003).

החוק לעידוד התעשייה (מסים) – החוק מאפשר לחברות תעשייתיות לנכות פחת בגין נכסי קניין רוחני, הוצאות הנפקה ולהגיש דוחות מאוחדים לצרכי מס. אין אומדן כמותי להטבות אלה.

הטבות לשוק ההון

קופות גמל

הטבות לחיסכון בקופת גמל — בעת ההפקדה — על הכנסה משכר, המהווה בסיס לפנסיה

הוצאה מוכרת למעביד: 8.33% מההכנסה לקופת גמל לפיצויים ועוד 5% מההכנסה לקופת גמל לתגמולים, או 6% לקופת גמל לקיצבה. במקרה של הפרשה לקופת גמל לתגמולים, מוגבלת ההטבה בתקרת ההכנסה המזכה (10,100 ש"ח לחודש, נכון לשנת 2003). כל סכום נוסף נחשב כהכנסה חייבת בידי העובד. במקרה של הפרשה לקופת גמל לקצבה, הפרשת המעביד בגין מרכיב הקיצבה הוגבלה, החל משנת 2000, לפי ארבעה מהשכר הממוצע – בעוד שההפרשה לפיצויים נשארה ללא תקרה.

זיכוי לעובד: זיכוי מס של 25% מהפרשת העובד (או 35% אם ההפרשה היא לקופת גמל לקצבה). ההפרשה מוגבלת ל־5% מההכנסה, עד לתִקרת ההכנסה המזכה.

על הכנסה משכר שאינה מהווה בסיס לפנסיה

ניכוי לעובד: 5% מההכנסה עד לתִקרת ההכנסה המזכה.

זיכוי לעובד: זיכוי מס של 25% מהפרשת העובד, שלא הובאה בחשבון לצרכי ניכוי.

על הכנסה שלא משכר

ניכוי לעצמאי: מ־7% מההכנסה עד לתִקרת ההכנסה המזכה, ועד ל־11% מההכנסה במקרה של הפרשה לקופת גמל לקצבה.

זיכוי לעצמאי: כמו הזיכוי לעובד, על שכר שאינו מהווה בסיס לפנסיה.

קרנות השתלמות

הפרשת המעביד לקרן השתלמות, בשיעור שאינו עולה על 7.5% (או 8.4% לעובדי הוראה), פטורה ממס בידי העובד – עד למשכורת מירבית של 15,400 ש"ח (נכון לשנת 2003).

תִקרת ההטבה צמודה לפעמיים תקרת השכר לצרכי תשלום תוספת יוקר. התִקרה הועלתה ריאלית בעשרות אחוזים בשנת 1995: מ־8,600 ש"ח באוגוסט 1994, ל־12,000 ש"ח בפברואר 1995. עקב כך, גדלה ההטבה הגלומה בקרנות השתלמות. לאחר מכן, התקרה גדלה עד 15,400 ש"ח בינואר 1999 ומאז היא לא עודכנה.

ביולי 1985 בוטל הזיכוי של 25% על הפרשת העובד.

החל משנת 1996 הורחבה ההטבה לאוכלוסיית העצמאיים, ועצמאי שמפריש לקרן השתלמות עד 2.3% מהכנסתו (עד לתִקרה) זכאי לניכוי בשיעור שאינו עולה על 1.5%. בשנת 1997 הועלו שיעורים אלה ל־4.7% ול־3%, והחל משנת 1998 ל־7% ול־4.5%, בהתאמה. תקרת ההטבה לעצמאי גבוהה מזו של העובד השכיר – כ־17,920 ש"ח לעומת 15,400 ש"ח כאמור.

הכנסות מריבית

עד (וכולל) שנת 2002, הביא אומדן ההטבה בסעיף זה בחשבון את הפטור על הכנסות מריבית באפיקים צמודים וכן את הפטור על הרכיב הריאלי בהכנסות מריבית על אפיקים לא צמודים. החל משנת 2003,

חייבת הריבית הריאלית באפיקי חיסכון צמודים במס – בשיעור מוגבל של 15% – ואילו באפיקים לא צמודים, חייבת הריבית הנומינלית במס בשיעור מוגבל של 10%. ההטבה היא ההפרש בין שיעור המס המוגבל לשיעור המס השולי של מקבלי ההכנסות מריבית.

קשיש יחיד וזוג קשישים זכאים לניכוי מהכנסה זו עד ל־4,000 ש"ח בשנה ו־6,000 ש"ח בשנה, בהתאמה. כן זכאיות משפחות עם הכנסה שנתית כוללת של עד 51,240 ש"ח לניכוי מהכנסה מריבית עד 5,280 ש"ח בשנה.

האומדן אינו כולל את הפטור על הריבית על פיקדונות תושבי חוץ בבנקים ישראלים.

רווחי הון בבורסה

רווחי הון בבורסה משתנים, במידה רבה, משנה לשנה. אומדן ההטבה בסעיף זה מבוסס, לפיכך, על ההנחה כי התשואה ההונית הריאלית, שהציבור הרחב משיג מהשקעתו במניות (ללא דיבידנדים החייבים במס) מגיעה לשיעור שנתי ממוצע של 5%. יש לציין, שהתשואה הממוצעת הרב שנתית גבוהה מ־5% – אך היא כוללת התשואה של בעלי עניין, שלהם תשואה גבוהה מזו של הציבור הרחב.

עד לשנת 1991 היו נישומים שפרק ב' ל"חוק התֵאומים" חל עליהם (בעיקר חברות ויחידים החייבים לנהל פנקסים לפי שיטת החשבונאות הכפולה), חייבים רק במס חלקי על רווחיהם הריאליים בבורסה. החל משנת 1992 חוייבו נישומים אלה, שאינם בעלי עניין (הכוונה לנישומים שמניותיהם מקנות להם פחות מ־10% מזכויות ההצבעה בחברה) במס מלא. מצבם של נישומים בעלי עניין, לעומת זאת, לא השתנה עד שנת 1998 – אך החל משנת 1999 חייבים גם נישומים אלה במס.

עד לשנת 2003, לא חוייב "הציבור הרחב" (נישומים שפרק ב' לחוק התֵאומים לא חל עליהם, לא כולל ממשלה, הציבור הזר וקופות הגמל המחזיקים ניירות ערך) במס על רווחי הון בבורסה. החל משנה זו, במסגרת הרפורמה, חוייב הרכיב הריאלי של רווחי הון אלה בשיעור מס מוגבל של 15%.

שנת 2003 היא שנת מעבר, בה הוטל מס מחזור – במקום המס על הרווח הריאלי – בשיעור של 0.5% במחצית הראשונה של השנה ו־1% במחצית השנייה של השנה. ההטבה בסעיף זה היא ההפרש בין שיעור המס המוגבל לשיעור המס השולי של בעלי הכנסות מרווחי הון בבורסה.

פטור מפדיון מניה באגודה שיתופית

בתנאים מסויימים, עד שנת 2002, רווח הון מפדיון מניה באגודה שיתופית היו פטורים (עד לתקרה). הטבה זו בוטלה במסגרת הרפורמה.

דחיית מס בחלוקת אופציות לעובדים

על־פי סעיף 102 לפקודת מס הכנסה, ניתן לדחות את מועד אירוע המס לאחר מתן האופציות לעובד. אין בידנו אומדן של ההטבה הגלומה בדחיית תשלום המס.

רווחה ופיזור אוכלוסיה

פטור ממס הכנסה למלכ"ר – מלכ"רים פטורים ממס על הכנסותיהם שלא מעסק. אין נתונים על היקף ההטבה.

פטור על קצבאות משרד הביטחון – פטור על תגמולים ישירים, הניתנים מטעם אגף השיקום במשרד הביטחון למשפחות שכולות, לאלמנות ונכים (למעט רכב, דיור ושיקום).

פטור לקצבאות הביטוח הלאומי

קיצבאות ילדים – הפטור חושב בהנחה שכל הקצבה תמוּסֶה בידי ראש המשפחה.

קיצבאות זקנה ושאירים – הממשלה החליטה, בספטמבר 1991, לבטל את הפטור על קצבאות אלה – אך ההחלטה בוטלה כך שהפטור עומד בעינו.

קיצבאות אחרות – פטור על קיצבאות בגין נכות כללית, פעולות איבה, ניידות ומענק לידה. לעומת זאת, דמי אבטלה, דמי פגיעה בעבודה, דמי לידה ותשלומים למשרתים במילואים חייבים במס.

זיכוי לעולים חדשים – עולים חדשים זכאים ל־3 נקודות זיכוי נוספות ב־18 החודשים הראשונים לעלייתם ארצה, ל־2 נקודות זיכוי בשנה שלאחר מכן ולנקודת זיכוי אחת בשנה שלאחריה.

זיכוי בשל הוצאות רפואיות – עד ליולי 1990 ניתן זיכוי (בשיעור שבין 25%-35%) על הוצאות רפואיות, בגבולות מסויימים. מאז ניתן הזיכוי רק להוצאות בשל אחזקת קרוב במוסד, בשיעור של 35% מההוצאה העולה על 12.5% מההכנסה החייבת.

זיכוי לנטולי יכולת – עד לשנת 2002, היה נישום שטיפל בהורה, בבן זוג או בילד, נטולי יכולת, זכאי ל־2 נקודות זיכוי – בתנאי שלא ביקש זיכוי בשל הוצאות רפואיות בגין אותו נטול יכולת. החל משנת 2003, ניתנת ההטבה רק להורה שיש לו ילד נטול יכולת.

זיכוי לתרומות – 35% זיכוי (גם לחברות) מסכום התרומה, עד לתִקרה של 30% מההכנסה החייבת או עד ל־480,000 ש"ח לשנה (נכון לשנת 2000), הנמוך מבין שניהם. בשנת 2001 הועלתה (רטרואקטיבית משנת 2000) התקרה ל־2 מיליון ש"ח וניתנה אפשרות לפרוס תרומות העולות על תקרה זו לשנתיים קדימה.

עיוורים ונכים – פטור על הכנסה מיגיעה אישית של עיוורים ונכים עד 41,800 ש"ח לחודש, או על הכנסות אחרות עד 5,010 ש"ח לחודש (נכון לשנת 2003). בסעיף זה היו כלולים, עד לחודש יוני 2003, גם בעלי נכות זמנית כתוצאה ממחלות קשות. החל מיולי 2003, מוענקת ההטבה רק לנישומים עם נכות לתקופה של מעל לשנה. נכים עם נכות לתקופה של בין חצי שנה לשנה יקבלו הטבה מוקטנת.

זיכוי לתושבים באזורי פיתוח – ההנחה ממס ניתנת למתגוררים ביישובי פיתוח, שהוגדרו לצורך זה. הזיכוי הוא בשיעורים של 13% עד 25%, בהגבלה של תִקרה. רשימת היישובים הזכאים צומצמה החל מיולי 2003 וההטבה קטנה מכ־1.5 מיליארד ש"ח לכ־0.6 מיליארד ש"ח.

יש לציין שהפטור ממע"מ באילת אינו נכלל בסעיף זה, אלא בהטבות במסים עקיפים, בהמשך הפרק.

זיכוי למעבידים באילת – כדי להוזיל את עלות העבודה באילת, ניתן למעסיקים זיכוי בשיעור של 20% מההכנסה החייבת של עובדיהם, עד לתִקרת המס שנוּכּה משכר עובדים אלה. החל משנת 2003, הטבה זו לא ניתנת בשל העסקת קרוב או בעל שליטה בחברה המעבידה.

הטבות למשפחה

זיכוי למשפחות חד הוריות ולגרושים – נקודת זיכוי אחת ניתנת לראש משפחה חד הורית (נוסף לנקודת זיכוי אחת בגין כל ילד) ולגרוש המשתתף בכלכלת ילדיו הנמצאים אצל בן הזוג.

חצי נקודת זיכוי לנשים – נשים, בחישוב שומה נפרד, זכאיות לחצי נקודת זיכוי נוספת; נשים בחישוב מאוחד זכאיות לאותה הטבה, בתנאי שהן "בן הזוג הרשום".

זיכוי לאִמהות עובדות – אישה עובדת, בחישוב שומה נפרד, הייתה זכאית – עד ליולי 1990 – לנקודת זיכוי אחת בשל כל אחד מילדיה, שלא מלאו לו עדיין 18 שנה. מיולי 1990 ועד לשנת המס 1995, ניתנה נקודת זיכוי אחת בגין כל ילד אי זוגי בלבד, בעוד שאֵם או אב חד הוריים המשיכו ליהנות מנקודת זיכוי מלאה עבור כל ילד. החל משנת המס 1996 שוב נִתנה לכל אישה, בחישוב שומה נפרד, נקודת זיכוי אחת בגין כל ילד – למעט ילדים בשנת הולדתם הראשונה ובשנה שמלאו להם 18, אשר בגינם ניתנת חצי נקודה זיכוי בלבד. זוג, בחישוב שומה מאוחד, זכאי לרבע נקודת זיכוי בשל ילדיו שלא מלאו להם 18 שנה.

זיכוי בגין בן זוג לא עובד – אדם שכלכלת בן זוגו מוטלת עליו זכאי לנקודת זיכוי אחת, פרט לאישה הדורשת נקודות זיכוי בגין ילדיה, שזכאית לחצי נקודת זיכוי בלבד כאשר כלכלת בן זוגה מוטלת עליה.

הטבות שונות במס הכנסה

פטור על הכנסות מהימורים, הגרלות ופרסים – עד ליולי 2003, הייתה הכנסה מהימורים, מהגרלות ומפרסים פטורה ממס. ביולי 1996 החליטה הממשלה להטיל מס על הכנסות העולות על 1,000 ש"ח

שנתקבלו מהימורים והגרלות, אך החלטה זו לא מומשה בפועל. החל מיולי 2003, חייבת כל זכייה העולה על 70,000 ש״ח, ב־25% מס. סף המס צפוי לקטון ל־50,000 ש״ח בשנת 2004. עלות הפטור בשנת 2004, על זכיות של עד 50,000 ש״ח, תסתכם בכ־150 מיליון ש״ח לשנה.

פטור משכר דירה – שכר דירה מהשכרת דירת מגורים פטור ממס עד לסכום חודשי של 7,540 ש״ח (נכון לשנת 2003). מעל לסכום זה פוחת הפטור שקל כנגד שקל. לדוגמא, על הכנסה של 8,540 ש״ח, יינתן פטור רק על 6,540 ש״ח.

זיכוי לחיילים משוחררים – החל משנת 2000 זכאים חיילים ומתנדבים בשירות לאומי ששירתו 24 חודשים לפחות לשתי נקודות זיכוי נוספות לתקופה של שנתיים מיום שחרורם. מי ששירת בין 12 ל־24 חודשים זכאי לנקודת זיכוי אחת.

ספורטאים ועיתונאים זרים – זכאים, במשך שלוש השנים הראשונות לשהותם בארץ, לנכות מהכנסתם החייבת את דמי השכירות ואת הוצאות האירוח ששילמו בישראל. על הכנסתם לאחר ניכויים אלה, עליהם לשלם מס בשיעור של 25% בלבד.

הטבות במסי נדל״ן

הטבות במס רכישה – מס רכישה מופחת לנכה, נִפגע, בן משפחה של נִסְפָּה, עולה חדש (עד תִקרה שנקבעה). גם במכירה ללא תמורה, מיחיד לקרובו, ניתנת הנחה של שני שלישים לעומת השיעור הרגיל.

הטבות במס שבח לדירות מגורים – לפי חוק מס שבח, רשאי בעל דירת מגורים אחת למכור אותה אחת ל־18 חודשים בפטור מלא ממס שבח. מי שברשותו יותר מדירת מגורים אחת, רשאי למכור, בפטור ממס, דירת מגורים אחת, פעם בארבע שנים.

כיוון שרוב דירות המגורים נמכרות בפטור ורק מיעוטן חייב במס שבח, כימות ההטבה הוא חסר משמעות ואינו מובא כאן.

הטבות במס שבח לנכסים היסטוריים – נכסים שנרכשו עד 1960 חייבים בעת מכירתם במס שבח מוגבל, בין 12% ל־24% בלבד. החל משנת *2005* תצומצם הטבה זו בהדרגה לנכסים שבידי חברות.

הטבות במס רכוש – עד לשנת 1999, הסתכמה גביית מס רכוש בכ־1 מיליארד ש״ח בשנה. בחודש מארס 1999 הוחלט על ביטול מס רכוש החל משנת 2000 (למעשה נקבע שיעור מס של 0%). כן ניתנו הטבות שונות על חובות העבר – וויתור על קנסות וריביות ופריסת תשלומים. עלות הטבות אלה לא נאמדה כאן.

תחזית ההטבות באגף המכס והמע״מ

בשנת 2004 יסתכמו הטבות המס באגף המכס והמע״מ ב־3.6 מיליארד ש״ח: 1.2 מיליארד ש״ח במכס ובמס קנייה ו־2.4 מיליארד ש״ח במע״מ.

עולים חדשים – אומדן ההפסד מההנחה במסים עקיפים לעולים מבוסס על הטבה מירבית של 20,000 ש״ח (לאחר הפחתת שיעורי מס קנייה של אוגוסט 2000) למשפחת עולים מארצות הרווחה (משפחת עולים מארצות מצוקה זכאית למענק מכס ולהטבות מס פחותות), למעט מכוניות, ועוד 30,000 ש״ח בממוצע עבור מכונית. ההטבות יצומצמו החל משנת 2004.

תושבים חוזרים – עד לשנת 2003 זכו תושבים חוזרים, ששהו מעל לשנתיים בחו״ל, להטבות במכס ובמס קנייה. הטבות אלו יבוטלו החל משנת 2004.

תיירים – ישראלים מעל גיל שנתיים החוזרים מחו״ל, פטורים ממכס וממס קניה על סחורה שהביאו עימם לצריכה עצמית, בשווי של עד 200 דולר.

חלקים לרכב – רכב המצויד בכריות אוויר ובמערכת ABS נהנה מזיכוי במס קנייה של עד 4,200 ש״ח. עלות הטבה זו גדלה בשנים האחרונות, במקביל לעליית השכיחות של אביזרים אלה בכלי רכב חדשים.

פטורים מותנים – ניתנים במכס ובמס קניה, במקרים כגון פטור למוסדות להשכלה גבוהה על יבוא חומר מדעי וחינוכי, פטורים על־פי אמנות בינלאומיות או פטור למוסדות בריאות. סך היבוא הפטור הסתכם בכ־600 מיליון דולר בשנת 1999.

מע״מ

מס ערך מוסף בשיעור אפס חל על צריכת פירות וירקות טריים וכן על צריכה של תיירים זרים בבתי מלון (וכן ברכישת שירותים ומוצרים נוספים על־ידי תיירים זרים). גם הצריכה באזור אילת (פרט לצריכת מוצרים בני קיימא וסיגריות) פטורה ממע״מ. עלות הטבות אלו, לעומת מס מלא של 18%, נאמדת בכ־2.4 מיליארד ש״ח.

תחזית הטבת המס באגרות

החל משנת 1994 מוטלת אגרה על המשתמשים האזרחיים בתדרים לשידור, ובשנת 1995 הורחבה תחולתה לחברות הטלוויזיה בכבלים. מערכת הביטחון (כולל המשטרה), המשתמשת העיקרית בתדרים, ממשיכה ליהנות מפטור.

התקציב הרב־שנתי

התקציב הרב־שנתי לשנים 2004–2006 פורט ברמה של "מעטפות". כל "מעטפה" כוללת סוג של הוצאות עם מאפיינים משותפים. בהתאם ל"חוק יסוד: משק המדינה", משמשת תכנית התקציב הרב־שנתי בסיס לתקציב המפורט בשנת התקציב העוקבת.

תכולת המעטפות

התקציב הרגיל

משרדי הממשלה	כל ההוצאות המינהליות של משרדי הממשלה.
ביטחון ובטחון פנים	הוצאות מערכת הביטחון, הוצאות חירום אזרחיות, תיאום פעולות בשטחים, משטרה, שירות בתי הסוהר ומשק הדלק לשעת חירום.
שירותי חברה ורשויות מקומיות	הוצאות מערכת החינוך, ההשכלה הגבוהה, הבריאות, העבודה והרווחה, וכן תשלומים לרשויות מקומיות.
תשלומי העברה לפרטים	העברות האוצר למוסד לביטוח לאומי, גִמלאות ופיצויים לעובדי המדינה וכן תגמולים לנכים.
תמיכה במחירי מוצרים ושירותים	בעיקר סיבסוד המים לחקלאות והתחבורה הציבורית.
קליטה ישירה	הוצאות ישירות לקליטה, כגון "סל הקליטה".
מענקי שיכון	מענקים לעולים ולזכאים אחרים לרכישת דירות ולתמיכות בשכר דירה.
עידוד המִגזר העיסקי	הוצאות בגין החוק לעידוד השקעות הון, מענקי מחקר ופיתוח ומענקים לענפי החקלאות.
תשלום ריבית וסיבסוד אשראי	תשלומי ריבית על חובות פנימיים וחיצוניים של המדינה.
רזרבות	הרזרבה הכללית.

תקציב פיתוח וחשבון הון

השקעות בתשתית	השקעות הממשלה בתשתית כבישים, מים, תעשייה, תיירות, כיתות לימוד, מוסדות בתחום הבריאות וכן מבני ממשלה.
השקעות בשיכון	השקעות משרד הבינוי והשיכון בתשתית ובדיור.
משכנתאות	משכנתאות לזכאים, עולים וותיקים.
אשראי סיוע	אשראי סיוע למיגזר העיסקי ולפיתוח מפעלי ביוב.
תשלום חובות	תשלומי קרן על חובות פנימיים וחיצוניים של המדינה.

תכנית תקציב רב שנתית (ללא בנק ישראל)
(באלפי שקלים חדשים)

	הצעת חוק לשנת 2004	תכנית תקציב לשנת 2005	תכנית תקציב לשנת 2006
סך־הכל כללי	254,660,210	255,273,531	253,362,948
חלק א׳ : תקציב רגיל	188,561,271	182,908,663	182,667,720
חלק ב׳ : תקציב פיתוח וחשבון הון	66,098,939	72,364,868	70,695,228
חלק א׳ : תקציב רגיל	**188,561,271**	**182,908,663**	**182,667,720**
משרדי הממשלה	11,308,779	11,073,536	11,057,702
ביטחון ובטחון פנים	49,042,730	47,809,053	48,253,760
שירותי חברה ורשויות מקומיות	50,282,311	50,196,803	50,133,122
תשלומי העברה לפרטים	29,077,491	28,245,204	28,809,160
תמיכות במחירי מוצרים ושרותים	2,211,907	2,382,007	2,587,705
קליטה ישירה	1,400,087	1,400,087	1,400,087
מענקי שיכון	2,600,184	2,600,184	2,600,184
עידוד המיגזר העיסקי	1,871,176	1,772,431	1,693,143
תשלום ריבית וסיבסוד אשראי	35,672,609	32,335,361	31,038,860
רזרבות	5,093,997	5,093,997	5,093,997
חלק ב׳ : תקציב פיתוח וחשבון הון	**66,098,939**	**72,364,868**	**70,695,228**
השקעות בתשתית	5,935,610	6,092,719	6,405,413
השקעות בשיכון	1,217,105	1,423,738	1,137,012
מתן אשראי למשכנתאות	5,499,728	5,499,728	5,499,728
מתן אשראי אחר והוצאות הון	2,422,768	2,997,768	2,997,768
תשלום חובות	51,023,728	56,350,915	54,655,307

עקרונות חוק התקציב

עיקרי החוק

חוק התקציב השנתי מוגש בהתאם להוראות "חוק יסוד: משק המדינה", שלפיהן ייקבע תקציב המדינה בחוק למשך שנה ויכלול את ההוצאות הצפויות והמתוכננות של הממשלה. החוק גם קובע, שהצעת התקציב תהיה מפורסת ותונח על שולחן הכנסת לא יאוחר מ-60 יום לפני תחילת שנת התקציב.

"חוק יסודות התקציב, התשמ"ה-1985" הוא שהניח את היסוד לחוקי התקציב השנתיים, כדלקמן:

1. הפרטים והמבנה של חוק תקציב שנתי.

2. סמכויות הממשלה לשנות את התקציב במהלך השנה ואת התחומים, שבהם היא נדרשת לקבל את אישור הכנסת או את אישורה של ועדת הכספים של הכנסת.

3. דרכי השימוש ברזרבות.

4. עדיפות חוק התקציב על חוקים אחרים ודרכי אכיפתו.

5. מיגבלות אשראי על רשויות מקומיות וגופים מתוקצבים.

6. הוראות מיוחדות לגבי גופים מתוקצבים.

בהתאם לאמור בחוק יסודות התקציב, מוצע חוק התקציב השנתי – הקובע את ההוצאה המרבית, שמורשית הממשלה להוציא בשנת הכספים השוטפת, ואת חלוקתה לסעיפי התקציב, לתחומי פעולה ולתכניות, כמפורט בתוספת הראשונה לחוק.

נוסף לכך, נקבעו בחוק גם סכומים מרביים להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח אדם. גם אלה מוגדרים ברמת סעיפים, תחומי פעולה ותכניות ומפורטים ב"תוספת הראשונה".

ב"תוספת השנייה" לחוק קבועים סעיפי התקציב של המפעלים העסקיים.

שר האוצר, כממונה על ביצוע התקציב השנתי, מוסמך להתקין תקנות והוראות מינהל לביצועו.

חוק ההרשאה

חוק התקציב בישראל הוא חוק הרשאה, המתיר לממשלה להוציא בשנת הכספים את הסכומים הנקובים בו – אך אינו מחייב אותה לעשות כן. הרשאה זו מתייחסת להוצאה, להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח אדם.

הוצאה

תקציב הוצאה לשנה מסויימת מתיר לממשלה להוציא באותה שנה סכום, שחלוקתו מופיעה בטור הראשון של "התוספת הראשונה" לחוק. הממשלה רשאית, באישור ועדת הכספים של הכנסת, להעביר סכומים בין סעיפי התקציב השונים.

הוצאה מותנית בהכנסה

היא הרשאה נוספת, המותנית בקבלת הכנסות מגורמים חוץ ממשלתיים. חלוקת הוצאה זו מופיעה בטור השני של "התוספת הראשונה".

הרשאה להתחייב

נוסף למיגבלה על ההוצאה בפועל, מגביל החוק התחייבויות באמצעות הרשאה להתחייב. הרשאה זו, המופיעה בטור השלישי של "התוספת הראשונה", מציינת את הסכום המירבי שהממשלה רשאית להתחייב עליו – באותה תכנית, במשך שנת הכספים – אפילו יתבצע התשלום בשנים הבאות. הסדר זה מאפשר לממשלה לפעול במסגרת תכניות רב־שנתיות, בפיקוח תקציבי נאות.

לגבי תכניות בתקציב הרגיל, שבהן לא נקוב סכום הרשאה להתחייב – אך נקוב סכום הוצאה ו/או הוצאה מותנית בהכנסה – ניתן להתחייב בגובה הסכומים האלה, במידה שההוצאה תיעשה במרוצת אותה שנת כספים, או בשנת הכספים שלאחריה.

שיא כוח אדם

מספר המשרות המירבי, שהממשלה ראשית למלא בשנה מסויימת, מופיע בטור הרביעי של "התוספת הראשונה".

בסיס הוצאה בתקציב

בסיס מזומנים

חוק התקציב מושתת על בסיס מזומנים. כהוצאה תקציבית נחשב תשלום במזומן, או זיכוי של החשב הכללי.

בסיס ביצוע

כדי לאפשר למפעלים העסקיים, המוכרים מוצרים ושירותים לציבור, לנהל מערכת חשבונאות קרובה ככל האפשר לזו של גוף מסחרי – הושתת התקציב שלהם על אותו בסיס ביצוע. כלומר, הוצאה של מפעלים עסקיים אלה נחשבת בתור שכזו כאשר בוצעה העבודה – או משנתקבל השירות או הנכס – בין אם בוצע התשלום ובין אם נדחה למועד מאוחר יותר. על אותו בסיס מוגדרת גם ההכנסה של המפעלים העסקיים.

רזרבות

ב"תוספת הראשונה" קיימת הרזרבה הכללית. כן קיימות בתקציב רזרבות מיועדות בתקציבי המשרדים השונים. החוק מקנה לשר האוצר סמכות לקבוע, באישור ועדת הכספים של הכנסת, את המטרות והיעדים להוצאת סכומי הרזרבות.

שימוש בעודפי שנה קודמת

כספים שלא הוצאו בשנה מסויימת ניתנים לניצול בשנה שלאחריה, בתנאי שנותר עודף בסעיף ההוצאה הראשי. שר האוצר מוסמך לאשר עודפים לניצול, לאחר מתן הודעה על כך לוועדת הכספים של הכנסת. הסכום המותר לשימוש ייתוסף לסכומים המאושרים בתקציב השנה השוטפת.

עודפים מיוחדים

באישור ועדת הכספים של הכנסת, רשאי שר האוצר לכלול ברשימת העודפים המיוחדים פרטי הוצאה מתקציב שנה קודמת, שלגביהם לא יקוזזו הגירעונות – אם יהיו כאלה – בסעיפי תקציב ראשיים שבהם מופיעים פרטי ההוצאה האמורים.

שינויים בחוק התקציב במשך שנת הכספים

"חוק יסודות התקציב" מאפשר ביצוע שינויים במשך השנה. כל שינוי בתכנית טעון הודעה לוועדת הכספים של הכנסת. שינויים בשיעורים העולים על השיעורים הנקובים בחוק מחייבים אישורה המוקדם של הוועדה.

דו"ח תקבולים, הוצאות ומילוי משרות

על שר האוצר להגיש לכנסת דו"ח על התקבולים, ההוצאות ומילוי המשרות בתקציב, לכל תוספותיו וחלקיו, תוך שישה חודשים מתום שנת הכספים.

נוסף לכך, מגיש שר האוצר לוועדת הכספים של הכנסת, בסוף כל רבעון, אומדן של ביצוע הגידעון ומימונו, המבוסס על נתוני קופה.

ביצוע התקציב

התקנת תקנות והאצלת סמכויות

שר האוצר ממונה על ביצוע "חוק יסודות התקציב" וחוק התקציב השנתי. הוא רשאי להתקין תקנות, לרבות פירוט נוסף של תכניות, וכן להאציל סמכויותיו לפי "חוק יסודות התקציב", לרבות הסמכות להתקין תקנות ביצוע, כולל סדרי ניהול כספים וחשבונות, פרט לתקנות בעלות תוקף תחיקתי.

פיקוח על ביצוע מבחינת חוקיות ההוצאה

הסמכות לפקח על ביצוע התקציב מבחינת חוקיות ההוצאה, עמידה במסגרת התקציב המאושר והתקנת תקנות בדבר סדרי ניהול כספים וחשבונות, מואצלות כל שנה לחשב הכללי. הוא פועל באמצעות חשבי המשרדים, הצמודים למשרדים השונים – אך אחראים ישירות בפניו וכפופים לו מבחינה אירגונית. חתימת חשב המשרד היא תנאי הכרחי למתן תוקף לכל התחייבות או הוצאה של הממשלה.

ביצוע תקציב לגבי תאגידים

סעיפי חוק התקציב המתייחסים לגופים מתוקצבים, לרשויות מקומיות ולגופים נתמכים מקנים סמכויות ביצוע, בנוסף לשר האוצר, גם לשרים הנוגעים בדבר (השרים הממונים).

ביקורת חיצונית על ביצוע התקציב

ביקורת חיצונית על ביצוע חוק התקציב נתונה בידי מבקר המדינה, המגיש את הדין וחשבון השנתי שלו לכנסת. הערות והמלצות של מבקר המדינה, הנוגעות לחוק התקציב ולביצועו, לדין וחשבון על התקבולים והוצאות המדינה ולמאזן התחייבויותיה וזכויותיה של המדינה, נדונות בוועדה לענייני ביקורת המדינה. מסקנות הוועדה מובאות לאישור הכנסת.

מסמכי חוק התקציב

הצעת חוק התקציב השנתי מפרטת את סך ההוצאה השנתית, שמותר לממשלה להוציא בשנת הכספים. נוסף לכך, מפורטים תקציב ההוצאה המותנית בהכנסה, שיא כוח האדם, תקציבי המפעלים העסקיים.

להצעת חוק התקציב מצורפות שתי תוספות:

התוספת הראשונה

פירוט תקציב ההוצאות

כאן מפורטים תקציב ההוצאה, ההוצאה המותנית בהכנסה, הרשאה להתחייב ושיא כוח האדם של הממשלה. בצד ההוצאות, מורכבת התוספת הראשונה משני חלקים:

חלק א׳: **התקציב הרגיל**
תקציב זה מסווג לפי תחומי מימשל ומינהל, ביטחון, רשויות מקומיות, שירותי חברה, ענפי המשק, תשלומי ריבית (למעט לבנק ישראל) וסיבסוד אשראי ורזרבות.

חלק ב׳: **תקציב פיתוח וחשבון הון**
חלק זה כולל השקעות ישירות של הממשלה בתחומים שונים, מתן אשראי ותשלומי קרן.

תחזית התקבולים והמילוות

גם תחזית ההכנסות מחולקת לשני חלקים:

חלק א׳: **תקבולים שוטפים**
חלק זה כולל מיסים על הכנסה ורכוש, מיסים על הוצאה, אגרות בעד שירותים, ריבית ורווחים, תמלוגים ותקבולים אחרים.

חלק ב׳: **תקבולים ממילוות וחשבון הון**
חלק זה כולל החזרי השקעות של הממשלה ופירעון הלוואות שנתנה, הפרשות לפנסיה ופיצויים, מילוות שקיבלה בארץ, מילוות ומענקים שקיבלה מחו״ל.

תחזית תקציב הוצאות המס — ההטבות

בתחזית זו מפורטים הסכומים שלא ייגבו בשל הטבות מס, לפי חלוקה להטבות במס הכנסה והטבות במיסים עקיפים.

התוספת השנייה

תוספת זו כוללת פירוט התקבולים, ההוצאות, ההרשאה להתחייב ושיא כוח האדם של המפעלים העסקיים של הממשלה. התוספת השנייה מורכבת משני חלקים:

חלק א': **תחזית תקבולים של מפעלים עסקיים**
חלק זה כולל את תקבולי המפעלים העסקיים (לדוגמה: לשכת הפירסום הממשלתית, מינהל מקרקעי ישראל), התקבולים המופיעים כאן נחשבים כתקבולי המדינה, אך אינם כלולים באומדן התקבולים והמילוות בתוספת הראשונה.

חלק ב': **תחזית ההוצאות של מפעלים עסקיים**
חלק זה כולל את אומדני ההוצאות של המפעלים העסקיים.

מחירי התקציב

הסכומים בחוק ובלוחות התקציב נקובים באלפי שקלים. הנתונים לגבי הצעת תקציב 2004 הם במחירים של ממוצעים משוערים לתקופה ינואר־דצמבר 2004. הנתונים המתייחסים לתקציב 2003 נקובים במחירי התקציב המקורי 2003 ונתוני ביצוע התקציב של 2002 הם במחירים בפועל בשנת התקציב 2002.

מקדמי המעבר לשנות התקציב 2002–2004

ממוצע לעומת ממוצע

(באחוזים)

	2002	2003	2004
קניות	0.5	0.0	0.0
שכר במיגזר הציבורי	7.0	1.6	-5.0
שכר ממשלתי	6.4	3.0	-4.2
מטבע חוץ (דולר)	4.8	17.1	-8.9
תשומות בנייה	0.9	0.0	0.0

מקדמי התקציב מקדמים את רמת המחירים, שעל בסיסה נבנה תקציב השנה השוטפת, לרמה הממוצעת החזויה לשנת התקציב הבאה. אי לכך, אין לראות במקדמי המעבר המופיעים בלוח דלעיל תחזיות לעליית מחירים לשנה הבאה.

משרדי הממשלה יתייחסו לתקציב במחירים נומינליים ויתכננו את הוצאותיהם בהתאם לתקציב.

שיא כוח־אדם בשנים 2004–2002

		הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
	סך־הכל כללי	**75,521.0**	**74,342.5**	**69,933.0**
	סך־הכל משרדי ממשלה	**57,311.5**	**56,543.0**	**53,775.5**
01	נשיא המדינה	39.0	41.5	54.0
02	הכנסת	398.0	398.0	380.0
04	משרד ראש הממשלה	730.5	887.5	751.5
05	משרד האוצר	5,386.5	5,259.5	5,071.0
06	משרד הפנים	741.5	757.5	732.5
07	המשרד לבטחון פנים	23,359.0	22,819.0	21,328,0
08	משרד המשפטים	3,094.5	2,900.0	2,836.5
09	משרד החוץ	937.0	991.0	953.5
11	משרד מבקר המדינה*	536.0	536.0	509.5
15	משרד הביטחון	1,859.0	1,831.0	1,886.0
17	תיאום הפעולה בשטחים	186.5	213.5	163.0
19	משרד המדע והטכנולוגיה	39.0	83.0	81.0
20	משרד החינוך התרבות והספורט	1,736.5	1,740.5	1,801.5
22	המשרד לעניני דתות		273.0	280.0
23	משרד רווחה ותעסוקה	3,630.5	3,625.5	3,544.5
24	משרד הבריאות	8,171.5	8,410.5	8,597.0
25	תגמולים לנכים	51.0	50.0	46.5
26	משרד לאיכות הסביבה	187.5	185.5	184.5
29	משרד הבינוי השיכון	630.0	654.0	614.5
30	משרד לקליטת העליה	399.0	408.5	384.5
33	משרד החקלאות ופיתוח הכפר	1,319.5	1,309.5	1,317.0
34	משרד התשתיות הלאומיות	264.5	279.5	266.0
36	משרד התעשייה, המסחר והתעסוקה	393.5	436.5	420.5
37	משרד התיירות	152.0	158.0	126.5
39	משרד התקשורת	91.5	94.0	85.5
40	משרד התחבורה	1,071.5	953.5	1,089.5
43	המרכז למיפוי ישראל	247.0	249.0	244.0

* תקציב מבקר המדינה אינו מובא לאישור הכנסת אלא לידיעה בלבד

שיא כוח־אדם בשנים 2002–2004 (המשך)

		הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
46	חוק חיילים משוחררים	22.0	22.0	22.0
54	רשויות פיקוח	7.0	5.0	5.0
68	היחידה לעניין העובדים הזרים	54.5	44.5	
47	רזרבה כללית	1,576.0	926.5	
	סך־הכל מפעלים עסקיים	**18,209.5**	**17,799.5**	**16,157.5**
89	מפעלי משרד ראש הממשלה ומשרד האוצר	113.0	113.0	123.5
94	בתי חולים ממשלתיים	17,587.5	17,210.5	*13,360.5
95	נמל יפו ונמל חדרה	4.0	3.0	3.0
96	בנק הדואר	3.0	4.0	4.0
98	מינהל מקרקעי ישראל	502.0	469.0	466.5

* נתוני ביצוע לשנת התקציב 2001.

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EXHIBIT INDEX ON PAGE 3

תקציב הוצאות ברוטו לשנים: 2004–2002
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
	סך־הכל כללי	**266,832,626**	**282,879,054**	**260,721,320**
	חלק א׳: תקציב רגיל	199,656,936	204,006,146	197,328,623
	חלק ב׳: תקציב פיתוח וחשבון הון	67,175,690	77,142,908	61,479,819
	חלק ג׳: החזר חובות לבנק ישראל		1,730,000	1,912,878
	חלק א׳: תקציב רגיל	199,656,936	204,006,146	197,328,623
	מימשל ומינהל	**20,762,022**	**21,952,984**	**19,272,485**
01	נשיא המדינה	24,888	25,693	24,928
02	כנסת	239,418	295,928	251,018
03	חברי ממשלה	16,213	23,401	20,581
04	משרד ראש הממשלה	565,907	556,487	523,697
05	משרד האוצר	1,751,863	1,679,532	1,570,520
06	משרד הפנים	392,552	369,566	344,092
07	משרד לביטחון פנים	7,166,454	7,418,825	6,672,057
08	משרד המשפטים	1,985,726	1,958,230	1,753,179
09	משרד החוץ	1,279,816	1,504,871	1,322,841
11	משרד מבקר המדינה*	159,912	195,502	180,480
12	גימלאות ופיצויים	5,586,044	5,863,569	5,199,425
13	הוצאות שונות	1,145,069	591,677	212,846
14	מימון מפלגות	63,815	508,056	245,823
19	משרד המדע והטכנולוגיה	137,044	670,126	709,987
26	משרד לאיכות הסביבה	203,567	245,340	241,011
68	היחידה לעניין העובדים הזרים	43,734	46,181	
	ביטחון	**47,177,747**	**46,978,509**	**55,484,906**
15	משרד הביטחון	46,837,978	46,532,397	55,020,884
16	הוצאות חרום אזרחיות	175,334	255,356	326,221
17	תאום הפעולה בשטחים	164,435	190,756	137,801

* תקציב מבקר המדינה אינו מובא לאישור הכנסת אלא לידיעה בלבד.

תקציב הוצאות ברוטו לשנים: 2004–2002 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
18	**רשויות מקומיות**	**2,411,216**	**4,203,786**	**4,338,358**
	שירותי חברה	**77,034,894**	**80,069,964**	**79,054,837**
20	משרד החינוך, התרבות והספורט	25,384,550	25,812,481	24,424,172
21	השכלה גבוהה	5,411,607	5,861,591	4,993,713
22	המשרד לענייני דתות		1,556,665	1,610,858
23	משרד רווחה ותעסוקה	5,437,507	5,521,807	5,498,883
27	העברות לביטוח לאומי	20,919,170	21,149,227	22,347,620
24	משרד הבריאות	15,401,362	15,593,720	15,489,986
25	תגמולים לנכים	1,640,847	1,785,926	1,582,441
29	משרד הבינוי והשיכון	234,161	264,025	257,719
30	המשרד לקליטת העלייה	1,477,995	1,586,385	1,550,358
46	חוק חיילים משוחררים	1,125,409	935,793	1,296,425
56	נציבות שוויון זכויות לאנשים עם מוגבלות	2,286	2,344	2,662
	כלכלה ומשק	**11,504,451**	**13,096,838**	**11,461,131**
32	תמיכה במוצרים ציבוריים	3,867,275	3,23,1609	1,994,788
33	משרד החקלאות	1,093,158	1,210,734	1,225,967
34	משרד התשתיות הלאומיות	170,691	217,554	218,981
31	הוצאות משק הדלק		103,536	97,016
35	הועדה לאנרגיה אטומית	149,421	153,227	147,434
36	משרד התעשייה, המסחר והתעסוקה	158,794	186,951	187,076
37	משרד התיירות	267,530	388,672	375,916
38	תמיכות בענפי משק	1,941,251	2,618,771	2,397,733
39	משרד התקשורת	54,746	68,298	59,408
40	משרד התחבורה	522,088	456,143	475,372
42	מענקי בינוי ושיכון	2,607,971	3,785,760	3,619,294
43	המרכז למיפוי ישראל	90,647	99,545	81,027
28	אחזקת כבישים בינעירונים	471,423	487,500	479,378

תקציב הוצאות ברוטו לשנים: 2002–2004 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
54	רשויות פיקוח	109,456	88,538	101,741
44	**סיבסוד אשראי**	**27,108**	**39,407**	**24,582**
45	**תשלום ריבית ועמלות**	**35,645,501**	**33,250,035**	**27,692,324**
	רזרבות	**5,093,997**	**4,414,623**	
47	רזרבה כללית	5,093,997	4,414,623	
	חלק ב': תקציב פיתוח וחשבון הון	**67,175,690**	**77,142,908**	**61,479,819**
	תקציב פיתוח	16,151,962	15,799,484	12,432,133
	השקעות במימשל ומינהל	**595,064**	**638,046**	**636,190**
51	דיור ממשלתי	69,343	72,175	104,066
52	משטרה ובתי סוהר	308,537	326,509	331,639
53	בתי משפט	164,737	170,986	143,043
55	אוצר	52,447	68,376	57,442
57	**רשויות מקומיות**	**400,457**	**513,007**	**572,036**
	השקעות בשירותי חברה	**8,185,636**	**7,221,077**	**5,519,215**
60	חינוך	481,619	511,866	601,483
67	בריאות	199,943	255,407	342,381
70	שיכון	7,504,074	6,453,804	4,575,351
	השקעות בענפי משק	**6,970,805**	**7,427,354**	**5,704,692**
72	חקלאות		19,651	33,475
73	מפעלי מים	534,476	766,539	520,243
76	פיתוח תעשייה	111,292	436,648	172,551

תקציב הוצאות ברוטו לשנים: 2004–2002 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
78	תיירות	98,108	100,146	144,288
79	פיתוח תחבורה	3,236,666	4,523,818	4,224,722
83	הוצאות פיתוח שונות	2,990,263	1,580,552	609,413
84	**תשלום חובות**	**51,023,728**	**61,343,424**	**49,047,686**
חלק ג':	**החזר חובות לבנק ישראל**		**1,730,000**	**1,912,878**
99	ריבית לבנק ישראל		1,115,000	1,104,535
	קרן לבנק ישראל		615,000	808,343

תקציב הוצאות נטו לשנים: 2004–2002
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
	סך־הכל כללי	**254,660,210**	**269,853,252**	**246,064,027**
	חלק א׳: תקציב רגיל	188,561,271	192,255,338	183,769,893
	חלק ב׳: תקציב פיתוח וחשבון הון	66,098,939	75,867,914	60,381,256
	חלק ג׳: החזר חובות לבנק ישראל		1,730,000	1,912,878
	חלק א׳: תקציב רגיל	**188,561,271**	**192,255,338**	**183,769,893**
	מימשל ומינהל	**19,275,637**	**20,645,603**	**18,413,171**
01	נשיא המדינה	24,271	25,226	24,324
02	כנסת	230,278	286,788	247,086
03	חברי ממשלה	16,213	23,401	20,581
04	משרד ראש הממשלה	537,197	542,941	511,431
05	משרד האוצר	1,523,721	1,494,261	1,413,887
06	משרד הפנים	362,617	351,337	327,970
07	משרד לבטחון פנים	6,795,696	7,040,704	6,421,594
08	משרד המשפטים	1,544,362	1,506,860	1,449,210
09	משרד החוץ	1,222,181	1,388,751	1,257,953
11	משרד מבקר המדינה*	159,912	195,502	180,480
12	גימלאות ופיצויים	5,393,877	5,863,569	5,199,425
13	הוצאות שונות	1,049,718	496,326	211,930
14	מימון מפלגות	63,815	508,056	245,823
19	משרד המדע והטכנולוגיה	118,947	643,585	675,201
26	משרד לאיכות הסביבה	189,098	232,115	226,276
68	היחידה לעניין העובדים הזרים	43,734	46,181	
	ביטחון	**42,247,034**	**41,556,819**	**48,313,156**
15	משרד הביטחון	41,969,189	41,181,207	47,879,423
16	הוצאות חרום אזרחיות	175,334	255,356	326,221

* תקציב מבקר המדינה אינו מובא לאישור הכנסת אלא לידיעה בלבד.

תקציב הוצאות נטו לשנים: 2004–2002 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
17	תאום הפעולה בשטחים	102,511	120,256	107,512
18	**רשויות מקומיות**	2,411,216	4,203,786	4,338,358
	שירותי חברה	**73,181,757**	**76,162,864**	**74,644,115**
20	משרד החינוך, התרבות והספורט	24,264,347	24,627,762	23,289,190
21	השכלה גבוהה	5,411,607	5,861,591	4,993,713
22	המשרד לענייני דתות		1,548,052	1,606,715
23	משרד רווחה ותעסוקה	4,349,508	4,416,539	4,339,391
27	העברות לביטוח לאומי	20,919,170	21,149,227	22,347,620
24	משרד הבריאות	13,843,347	14,059,979	13,386,569
25	תגמולים לנכים	1,639,035	1,784,114	1,581,491
29	משרד הבינוי והשיכון	226,961	257,825	255,390
30	המשרד לקליטת העלייה	1,400,087	1,519,638	1,544,983
46	חוק חיילים משוחררים	1,125,409	935,793	1,296,391
56	נציבות שוויון זכויות לאנשים עם מוגבלות	2,286	2,344	2,662
	כלכלה ומשק	**10,679,021**	**11,982,201**	**10,344,187**
32	תמיכה במוצרים ציבוריים	3,851,875	3,231,609	1,994,788
33	משרד החקלאות ופיתוח הכפר	892,715	1,019,222	1,083,273
34	משרד התשתיות הלאומיות	164,436	208,935	206,269
31	הוצאות משק הדלק		103,536	82,745
35	הוועדה לאנרגיה אטומית	149,421	153,227	147,434
36	משרד התעשייה, המסחר והתעסוקה	138,974	167,095	156,542
37	משרד התיירות	256,365	380,379	373,972
38	תמיכות בענפי משק	1,469,715	1,873,507	1,625,157
39	משרד התקשורת	54,479	68,005	59,322
40	משרד התחבורה	462,588	359,913	369,508
42	מענקי בינוי ושיכון	2,600,184	3,774,947	3,611,009

תקציב הוצאות נטו לשנים: 2002–2004 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
43	המרכז למיפוי ישראל	63,390	72,288	53,497
28	תחזוקת כבישים בינעירוניים	469,423	485,000	478,930
54	רשויות פיקוח	105,456	84,538	101,741
44	**סיבסוד אשראי**	**27,108**	**39,407**	**24,582**
45	**תשלום ריבית**	**35,645,501**	**33,250,035**	**27,692,324**
	רזרבות	**5,093,997**	**4,414,623**	
47	רזרבה כללית	5,093,997	4,414,623	
חלק ב׳:	**תקציב פיתוח וחשבון הון**	**66,098,939**	**75,867,914**	**60,381,256**
	תקציב פיתוח	15,075,211	14,524,490	11,333,570
	השקעות במימשל ומינהל	**497,135**	**535,666**	**562,150**
51	דיור ממשלתי	13,792	18,088	64,220
52	משטרה ובתי סוהר	271,164	284,084	307,505
53	בתי משפט	164,737	170,123	143,043
55	אוצר	47,442	63,371	47,382
57	**רשויות מקומיות**	**400,457**	**513,007**	**572,036**
	השקעות בשירותי חברה	**7,330,906**	**6,314,074**	**4,562,654**
60	חינוך	481,619	511,866	601,483
67	בריאות	138,020	185,442	271,944
70	שיכון	6,711,267	5,616,766	3,689,227

תקציב הוצאות נטו לשנים: 2002–2004 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
	השקעות בענפי משק	**6,846,713**	**7,161,743**	**5,636,730**
	=========	====	====	====
72	חקלאות		9,957	29,797
73	מפעלי מים	534,476	766,539	520,243
76	פיתוח תעשייה	61,292	277,323	169,205
78	תיירות	96,826	98,864	143,788
79	פיתוח תחבורה	3,236,666	4,501,318	4,164,284
83	הוצאות פיתוח שונות	2,917,453	1,507,742	609,413
84	**תשלום חובות**	**51,023,728**	**61,343,424**	**49,047,686**
חלק ג׳:	**החזר חובות לבנק ישראל**		**1,730,000**	**1,912,878**
99	ריבית לבנק ישראל		1,115,000	1,104,535
	קרן לבנק ישראל		615,000	808,343

תשלום חובות — קרן לשנים: 2004–2002
(באלפי שקלים חדשים)

	הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
סך־הכל כללי	**51,023,728**	**61,343,424**	**49,047,686**
מילוות פנים	**37,132,866**	**44,484,647**	**38,890,527**
ביטוח לאומי	6,419,900	6,171,631	5,712,255
מילוות באמצעות מינהל מילוות המדינה	26,570,400	32,543,816	29,478,421
מילוות חובה	36,000	38,088	9,442
כספי אמיסיות ובנקים שהופקדו באוצר	2,146,566	2,874,512	3,152,599
מילוות והפקדות שונות	460,000	105,800	537,810
רזרבה	1,500,000	2,750,800	
מילוות חוץ	**13,890,862**	**16,858,777**	**10,157,159**
מילווה העצמאות והפיתוח	7,137,289	7,001,706	5,249,411
מילוות בין־ממשלתיים	2,493,685	2,685,628	2,541,515
מילוות מבנקים בארץ ובחו"ל	24,156	514,584	381,687
מילוות על סמך ערבויות מארה"ב	3,131,971	5,400,836	1,965,715
מילוות שונים	699,142	764,991	18,831
רזרבה	404,619	491,032	

תשלום חובות — ריבית (ברוטו) לשנים: 2004–2002
(באלפי שקלים חדשים)

	הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
סך־הכל כללי	**35,645,501**	**33,250,035**	**27,692,324**
=====	====	====	====
מילוות פנים	27,921,500	24,622,676	22,208,338
------------	------------	------------	------------
ביטוח לאומי	4,782,900	4,388,584	4,138,684
מילוות באמצעות מנהל מילוות המדינה	22,238,600	19,370,870	16,709,152
מילוות חובה	24,000	25,392	15,857
כספי אמיסיות ובנקים	536,000	631,520	812,290
מענקים לתוכניות חסכון וקופות גמל		100,510	120,129
מילוות והפקדות שונות	340,000	105,800	412,226
מילוות חוץ	7,724,001	8,627,359	5,483,986
------------	------------	------------	------------
מילווה העצמאות והפיתוח	1,944,126	3,374,119	2,072,826
מילוות בין־ממשלתיים	1,527,893	1,724,800	1,806,897
מילוות מבנקים בארץ ובחו"ל	52,494	630,353	231,945
מילוות על־סמך ערבויות ממשלת ארה"ב	2,043,417	1,084,757	514,463
מילוות שונים	2,022,795	1,581,671	857,855
רזרבה	133,276	231,659	

תשלום חובות — קרן וריבית לשנת 2004
(באלפי שקלים חדשים)

	קרן	ריבית	קרן+ריבית
סך־הכל כללי	**51,023,728**	**35,645,501**	**86,669,229**
מילוות פנים	37,132,866	27,921,500	65,054,366
ביטוח לאומי	6,419,900	4,782,900	11,202,800
מילוות באמצעות מנהל מילוות המדינה	26,570,400	22,238,600	48,809,000
מילוות חובה	36,000	24,000	60,000
כספי אמיסיות ובנקים שהופקדו באוצר	2,146,566	536,000	2,682,566
מילוות והפקדות שונות	460,000	340,000	800,000
רזרבה	1,500,000		
מילוות חוץ	13,890,862	7,724,001	21,614,863
מילווה העצמאות והפיתוח	7,137,289	1,944,126	9,081,415
מילוות בין־ממשלתיים	2,493,685	1,527,893	4,021,578
מילוות מבנקים בארץ ובחו״ל	24,156	52,494	76,650
מילוות על־סמך ערבויות ממשלת ארה״ב	3,131,971	2,043,417	5,175,388
מילוות שונים	699,142	2,022,795	2,721,937
רזרבה	404,619	133,276	537,895

ריכוז התקבולים והמילוות לשנים: 2004–2002
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
.1	**סך־הכל כללי**	**254,660,210**	**269,853,252**	**246,060,790**
	=====	========	========	========
חלק א׳:	תקבולים שוטפים	188,561,271	192,255,338	183,766,656
חלק ב׳:	תקבולים ממילוות וחשבון הון	66,098,939	75,867,914	60,381,256
חלק ג׳:	תקבולים מבנק ישראל		1,730,000	1,912,878
חלק א׳:	**תקבולים שוטפים**	**188,561,271**	**192,255,338**	**183,766,656**
	======	=====	=====	=====
	מיסים ותשלומי חובה	151,051,100	159,586,349	148,931,068
	מיסי הכנסה ורכוש	79,700,000	85,300,000	79,925,595
001	מס הכנסה	67,632,500	72,720,000	70,381,564
002	מס ערך מוסף על מלכרי״ם ומוסדות פיננסיים	7,700,000	8,050,000	5,469,841
003	מס שבח	850,000	1,140,000	958,848
004	מס רכישה	1,232,500	1,400,000	1,653,216
005	מס מכירה ומס רכוש	285,000	300,000	177,714
007	מס מעסיקים	2,000,000	1,690,000	1,284,412
	מיסי הוצאה	71,351,100	74,286,349	69,005,473
011	מכס והיטל על הייבוא	1,400,000	1,440,000	1,402,117
012	מע״מ, כולל מע״מ על יבוא בטחוני	46,401,100	48,986,349	45,561,632
013	מס קניה	9,000,000	10,020,000	9,272,604
015	בלו	1,000,000	1,150,000	957,730
018	מס דלק	7,700,000	7,310,000	6,738,970
020	מס בולים	750,000	980,000	861,484
024	אגרות כלי רכב	2,278,832	2,498,360	2,169,552
025	אגרות ורשיונות אחרים	2,821,168	1,901,640	2,041,384
	ריבית ורווחים	2,601,730	2,609,050	2,627,333
034	ריבית במט״ח	163,980	175,650	312,391

ריכוז התקבולים והמילוות לשנים: 2002–2004 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
035	ריבית בשקלים	2,437,750	2,433,400	2,314,942
	תמלוגים	786,357	1,210,951	1,623,845
042	תמלוגים ממפעלים עיסקיים	3,008	1,058	3,023
043	תמלוגים מאוצרות טבע	177,095	84,640	78,337
044	תמלוגים מחברות ממשלתיות	347,554	855,922	1,300,812
045	דיבידנדים מחברות ממשלתיות	258,700	269,331	241,673
	תקבולים שונים	2,886,016	1,972,065	2,474,206
046	החזר על חשבון תקציב שנים קודמות	111,811	84,640	147,125
047	הכנסות משירותים שונים	2,501,222	1,250,743	2,074,309
050	דמי שימוש בנכסים ממשלתיים	195,357	234,642	174,756
048	הכנסה מיועדת מעל האומדן	77,626	402,040	78,016
	העברה מחלק ב׳	31,236,068	26,876,923	28,110,204
חלק ב׳:	**תקבולים ממילוות וחשבון הון**	**66,098,939**	**75,867,914**	**60,381,256**
	החזר השקעות והלוואות הממשלה	6,663,184	6,088,128	5,288,859
051	גביית קרן בשקלים	5,572,000	4,866,800	4,911,270
053	גביית קרן במטבע חוץ	54,660	70,260	91,248
076	הכנסות ממכירת קרקעות מדינה	1,036,524	1,151,068	286,341
	הפרשות לפנסיה ולפיצויים	28,771	40,400	30,161
071	הפרשות יחידות משקיות	3,503	10,160	3,687
072	הפרשות מפעלים עיסקיים	9,138	10,160	9,619
073	הפרשות לפנסיה־חברות	16,130	20,080	16,855

ריכוז התקבולים והמילוות לשנים 2002–2004 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2004	תקציב מקורי לשנת 2003	ביצוע תקציב לשנת 2002
	הכנסות הון	4,500,000	1,500,000	429,914
075	הכנסה ממכירת חברות ובנקים	4,500,000	1,500,000	429,914
	מילוות בארץ	51,658,464	64,793,692	59,580,899
081	מילווה מהמוסד לביטוח לאומי	11,158,800	12,643,673	7,920,000
082	הכנסה מאמיסיות והפקדות	40,499,664	52,150,019	51,660,899
	מילוות ומענקים מחו"ל	34,484,588	30,322,617	23,161,627
900	מילווה עצמאות ופיתוח	6,025,240	6,833,062	6,344,202
901	בניכוי: הוצאות הפצה	-231,740	-203,972	-209,742
	מילוות ומענקים מארה"ב:			
902	– ביטחון	10,312,320	11,015,869	11,490,593
904	– סיוע אזרחי	1,672,268	2,447,971	3,520,450
907	– מילוות אחרים	16,046,041	7,680,037	2,016,124
908	הלוואות בנקאיות	660,459	2,549,650	
	העברה לחלק א'	-31,236,068	-26,876,923	-28,110,204
חלק ג':	**תקבולים מבנק ישראל**		1,730,000	1,912,878
	מקדמה למימון חוב לבנק ישראל		1,730,000	1,912,878
.2	**סך־הכל מקדמות מבנק ישראל**		**1,730,000**	**1,912,878**
	מקדמה למימון חוב לבנק ישראל		1,730,000	1,912,878